As filed with the Securities and Exchange Commission on April 10, 2026.
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

HawkEye 360, Inc.
(Exact name of Registrant as specified in its charter)

Delaware	7374	47-5078666
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)
450 Springpark Place, Suite 500
Herndon, Virginia 20170
(571) 203-0360
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)
John Serafini
President and Chief Executive Officer
HawkEye 360, Inc.
450 Springpark Place, Suite 500
Herndon, Virginia 20170
(571) 203-0360
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Dave Peinsipp Charles S. Kim Mark Ballantyne Katherine Denby Cooley LLP 3 Embarcadero Center, 20th Floor San Francisco, California 94111 (415) 693-2000	Michael S. Turner HawkEye 360, Inc. 450 Springpark Place, Suite 500 Herndon, Virginia 20170 (571) 203-0360	Michael Kaplan Roshni Banker Cariello Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 (212) 450-4000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement is declared effective.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐
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Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☐
		Emerging growth company	☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.
Subject to Completion, dated                 , 2026
Preliminary Prospectus
                 Shares
Common Stock

This is the initial public offering of shares of common stock of HawkEye 360, Inc. We are offering                 shares of our common stock.
Prior to this offering, there has been no public market for our common stock. It is currently estimated that the initial public offering price per share will be between $                 and $                 . We intend to apply for listing of our common stock on the New York Stock Exchange under the symbol “HAWK.” We believe that upon the completion of this offering, we will meet the standards for listing on the New York Stock Exchange, and the closing of this offering is contingent upon such listing.
We are an “emerging growth company” as defined under federal securities laws, and, as such, will be subject to reduced public company reporting requirements for this prospectus and future filings. See the sections titled “Risk Factors” and “Prospectus Summary—Implications of Being an Emerging Growth Company.” We will make an election to be treated as a public benefit corporation under Delaware law, to be effective upon the completion of this offering. As a public benefit corporation, we will be required to balance the financial interests of our stockholders, the best interests of those stakeholders materially affected by our conduct, and the specific public benefit of preserving the safety, security, and resilience of the American people and our allies that is set forth in our certificate of incorporation. Accordingly, our duty to balance a variety of interests may result in actions that do not maximize stockholder value. See the section titled “Prospectus Summary—Public Benefit Corporation Status.”
Investing in our common stock involves risks. See the section titled “Risk Factors” beginning on page 31 to read about factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions (1)	$	$
Proceeds, before expenses, to us	$	$
______________
(1)We refer you to “Underwriting” for additional information regarding underwriting compensation.
We have granted the underwriters an option for a period of 30 days to purchase up to an additional                 shares of our common stock.
At our request, the underwriters have reserved up to           shares of our common stock, or           % of the shares offered by this prospectus (excluding the additional shares that the underwriters have an option to purchase), for sale at the initial public offering price through a directed share program to certain of our directors, officers, employees and others. See the section entitled “Underwriting—Directed Share Program” for additional information.
The underwriters expect to deliver the shares of common stock against payment in New York, New York on or about                 , 2026.

Goldman Sachs & Co. LLC*	Morgan Stanley*
*(listed in alphabetical order)

RBC Capital Markets	Jefferies	BofA Securities
Baird	Raymond James	William Blair
Co-Manager

Drexel Hamilton
Prospectus dated                 , 2026

HawkEye 360

THE FUTURE OF SIGNALS INTELLIGENCE IS HERE.

Through and including                   (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.
Neither we nor the underwriters have authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may provide you. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common stock.
For investors outside of the United States: We have not, and the underwriters have not, done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than the United States. Persons outside of the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside of the United States.
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PROSPECTUS SUMMARY
This summary highlights, and is qualified in its entirety by, information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. Before making an investment decision, you should read this entire prospectus carefully, especially the sections titled “Risk Factors,” “Special Note Regarding Forward-Looking Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Unaudited Pro Forma Consolidated Financial Information” and our financial statements and the related notes appearing elsewhere in this prospectus. As used in this prospectus, unless the context otherwise requires, references to “we,” “us,” “our,” “the Company,” “HawkEye” and “HawkEye 360” refer to HawkEye 360, Inc. and, where appropriate, our subsidiaries.
Our Company
Our Mission
HawkEye 360 is a trusted signals intelligence (“SIGINT”) partner of the United States and its allies, committed to advancing national interests through the use of our innovative technology. Our mission is to provide actionable, trusted, and valuable signals intelligence to the U.S. Government and allied customers.
•We make the world safer and more secure by providing mission-critical capabilities for defense and intelligence applications.
•We identify and comprehend highly complex signals intelligence.
•We apply our technology advantage to protect, preserve, and defend the national interests of the United States and its allies.
Our values are deeply embedded in service and leadership, guiding our efforts to support critical intelligence, defense, and security initiatives across the world. We are privileged to serve our nation, our allies, and our shared humanity.
Who We Are
HawkEye 360 provides secure end-to-end signals solutions which are tightly integrated into the fabric of national security architectures. As a trusted signals intelligence partner to the U.S. Government and its allies, we are the first commercial space-enabled defense technology company to disrupt electronic warfare at scale. We deliver shareable, battlefield-proven radio frequency (“RF”) intelligence that supports Warfighters during varied cycles of geopolitical volatility. We operate across the entire value chain from design and build, to data collection, to processing and analysis, delivering capabilities and insights to customers throughout our global allied defense landscape.
Where We Started
HawkEye 360 was founded in 2015 by a team of military veterans, engineers, and national security technologists. From our beginning, we have disrupted the SIGINT market that had historically been served by traditional defense providers. We identified a critical gap in unclassified RF signals intelligence across the U.S. Government and allied nations. We then developed advanced processing capabilities and an extensive space-based RF database to deliver actionable SIGINT insights to address this gap. RF signals intelligence had historically been limited to state actors until we built upon the structural tailwinds of more accessible satellite launch, satellite miniaturization, and cloud computing power to create an end-to-end unclassified analytics capability. We created a proprietary data collection system leveraging small-satellite technology to provide unprecedented commercial access to RF signal data from on-orbit sensors, delivering a new form of unclassified intelligence that was previously unavailable. In parallel, we built a signals processing platform with proprietary algorithms using our unclassified collected data to power our differentiated processing and analytics capabilities. We are continuously evolving and adding disruptive, new capabilities – through launching additional satellites, developing new and increasingly sophisticated sensors, expanding our RF emitter database, optimizing our analytics and insights, and perfecting increasingly mission-specific algorithms in our constant effort to provide the most possible value to our customers.
ISA Acquisition
In December 2025, we completed our acquisition of Innovative Signal Analysis, Inc. (“ISA”). This acquisition enhances our existing offerings by providing critical signal processing technologies, including detection and classification across multiple domains, such as air, land, and maritime domains, while gaining access to classified architecture, thereby strengthening our relationship with the U.S. Government and the U.S. intelligence community. This acquisition allows us to combine our unclassified satellite collectors with highly trusted classified algorithms, unlocking a larger national security augmentation market. Additionally, unclassified ISA algorithms and expertise enhance our signal processing platform, allowing us to offer improved, automated capabilities to an expanded set of U.S. Government and international customers.
HawkEye 360 Today
We are disrupting the defense technology industry through our transformational strategy focused on new on-orbit capabilities, signal processing enhancements, and optimization of our artificial intelligence/machine learning (“AI/ML”) analytics algorithms using our expansive RF emitter database. Our algorithms are designed, improved, and validated on over one billion data points from our proprietary signals archive, uniquely collected by our sensor network. With over 30 satellites on orbit and additional clusters in development, we maintain a robust global operational footprint and are committed to expanding our reach, improving our revisit rate and latency, and accelerating product delivery to our customers. We are a key provider to the U.S. Government of signal processing algorithms, customized hardware, and commercial SIGINT data and information. We operate across classified and unclassified data, leveraging relationships with the U.S. Department of War (the “DoW”) and the U.S. intelligence community and the international equivalents of our allies around the globe.
Our Total Addressable Market
Our total addressable market (“TAM”) today consists of the global RF spectrum exploitation market. We estimate that this TAM represents an approximately $24 billion opportunity as of October 2025, according to a study we commissioned by Renaissance Strategic Advisors (the “Renaissance Study”). This market encompasses collection systems and associated processing and analysis services. This includes sensors, payloads, algorithms, and services that support data collection. We expect our TAM to reach approximately $34 billion by 2030, driven by the expansion in the number of sensors across domains, growth in support services, and increasing government demand for contractor-sourced RF data. Our TAM is comprised of U.S. and allied international government markets and does not yet include commercial opportunities. Our business has significant product offerings for selling to these customers. We are scaling our capabilities to capture a larger share of this rapidly growing market.
The Problem We Address
We operate in an unprecedented and increasingly unstable environment that demands an active intelligence and defense posture. Even during periods of peace, the need for ongoing surveillance of borders, maritime environments, and the aerial domain, as well as ensuring compliance with treaty provisions, drives strong demand growth for our offerings. Our customers face ongoing adversarial threats in active conflicts and require real-time situational awareness across the signal spectrum. Customers increasingly demand rapid, actionable data, edge autonomy, and cost-effective mission solutions. Traditional defense contractors have been unable to meet these rapidly evolving technological needs. Meanwhile, governments are accelerating investment in defense capabilities to address geopolitical uncertainty and to satisfy ever growing needs for valuable and timely intelligence. As a result, the defense and intelligence communities are increasingly turning to commercial vendors such as HawkEye 360 to fulfill these needs.
What We Do
HawkEye 360 delivers a variety of tailored SIGINT capabilities across the value chain with direct integration into national security architectures for U.S. and allied governments. We developed a fully integrated RF data platform encompassing collection, end-to-end signal processing, signals library, and proprietary analytics. Our data and unclassified algorithms flow into U.S. and allied collection systems, while our classified algorithms are trusted and integrated within many U.S. SIGINT programs. As a result, we believe we are indispensable to national security architectures across the value chain. Through our partnerships, we bring decades of DoW relationships and multi-domain expertise across space, airborne, maritime, and terrestrial systems.
We are trusted to deliver mission-ready capabilities and insights to support strategic decision-making, situational awareness, and operational effectiveness across a wide range of mission needs. We fill intelligence gaps for our customers while building out their national SIGINT capabilities through training, analytics, dedicated hardware development, and customized intelligence platforms. Examples of these solutions include:
•Customized SIGINT solutions including hardware, algorithms, and software capabilities;
•Monitoring maritime activity in a customer’s regional domain;
•Tracking military radar and air defense systems;
•Tracking extremist group communications, movement, and activity;
•Maintaining border security and providing tactical Intelligence Surveillance and Reconnaissance (“ISR”) on battlefield environments;
•Ensuring navigational integrity of global navigation satellite systems (“GNSS”); and
•Core signal processing algorithms used in national government SIGINT systems.
Our offerings range from operational deployment in Ukraine to global positioning system (“GPS”) disruption monitoring in the Middle East and integration within critical classified U.S. Government processing chains. Our acquisition of ISA further enhances these offerings through critical signal processing technologies, including detection and classification across multiple domains, expanded ground processing, and trusted classified and unclassified algorithm expertise, strengthening our ability to deliver integrated SIGINT solutions across both classified and unclassified environments. These solutions are deployed in high-stakes environments where mission success, precision, technical excellence, reliability, and intelligence superiority are paramount to our customers.
Our Technology Advantage
Our vertically integrated technology stack powers the HawkEye 360 signal processing ecosystem, enabling continuous evolution and transformation to meet emerging defense and intelligence needs. We refer to this technology as the HawkEye 360 Signal Processing Platform, which can ingest data from multiple collectors, route to the appropriate foundational signal processing algorithms, and fold in high-order analytics functions per customer demand.
•Collection: We design, manufacture, own, and operate a global constellation of over 30 satellites that collect data in proprietary formations of three satellites, with broad coverage from 30 megahertz (“MHz”) to 18 gigahertz (“GHz”) and a revisit rate of less than 45 minutes globally.

•End-to-End Signal Processing: We use proprietary signal processing algorithms to detect and characterize a wide set of emitter types, including radars, jammers, beacons, and mobile radio devices. Our algorithms are used to process classified data for the U.S. Government, and separately, unclassified data within our own system. Our advantage comes from our processing and geolocation intellectual property and our unique data platform, as well as decades of operating within U.S. Government systems.
•Proprietary Analytics and Insights: Our analytics and insights capabilities operate on the outputs of our signals processing algorithms. We employ our proprietary AI-enabled algorithms to identify, track, analyze, and predict specific emitters, converting data into insights for our intelligence partners. Our insights identify patterns of life, classify and identify emitters, predict activity, detect threats, and enhance situational awareness. Our unclassified data analysis promotes greater accessibility for the United States and its allies, while our classified capabilities serve to further entrench us with our intelligence customers.
Our First-Mover Advantage
The HawkEye 360 Signal Processing Platform is built on highly complex proprietary signals algorithms, designed by signal processing experts, supported by our constellation of over 30 satellites on orbit, and developed on more than a decade of research and development (“R&D”) and capital investment. As a result, we believe our platform has collection scale, latency, geolocation accuracy, revisit rates, and technical optimization that would take years for a competitor to replicate.
Furthermore, our RF emitter database and collection data archive are built on years of contested-environment data collection and a mature processing pipeline, making it difficult for a competitor to replicate our data advantage. This data and technology feeds into our AI/ML models to create unique emitter identification, pattern of life analysis, and other insights. We believe our strength in this area, combined with our ability to fuse data from multiple sources and platforms, makes us less vulnerable to becoming commoditized, especially in comparison to other space-based intelligence collecting satellite constellations, such as electro-optical and synthetic aperture radar imagery. In addition, we are vertically integrated in our customers’ value chains, allowing us to serve customers across all their needs (e.g., specialized algorithm development or end-product analyses).
Operationally, we have recruited engineers with prior experience in premier government and defense industrial base signal processing environments, and nearly half of our personnel hold security clearances. We deploy our own capital at risk, and our nimble business model allows us to move quickly, building out capacity ahead of customer demand. We have been purpose built from inception to serve the U.S. Government and its allies, with whom we have built trusted relationships over the past decade. As a result, we have built sales infrastructure, product orientation, and program management support to serve our customers.
Serving Our Customers
We serve the world’s most demanding customers, addressing their highest-priority defense needs with precision, trustworthiness, and agility. Our customers are a diverse mix of U.S. Government defense, intelligence, and national security agencies, as well as allied international governments. For the year ended December 31, 2025, our U.S. customers, which are predominantly U.S. Government entities, accounted for 61% of our revenue, while our customers in Japan accounted for 16% of our revenue and our other non-U.S. customers, in the aggregate, accounted for 23% of our revenue. We also engage in selective minor commercial applications focused on maritime safety, security, and communications regulations compliance, although we have specifically chosen to focus initially on government centric customers and missions. Our unclassified and shareable data model enables extended use cases for end customers, enhancing interoperability and mission effectiveness.

Financial Highlights
We have demonstrated strong financial performance and scalable growth. We are focused on profitability, productivity, and return on invested capital. Our funded backlog of $302.7 million as of December 31, 2025 supports predictable revenue expansion through a recurring model. Our net income was $2.7 million and our adjusted EBITDA was $24.8 million for the year ended December 31, 2025.
We intend to continue enhancing our margins and capital efficiency. Data reusability, multi-signal capabilities, and diversification of our product offerings allow us to improve our margins by leveraging our existing fixed cost base for greater output. We make strategic investments in R&D, engineering talent, satellite infrastructure, and future capacity, investing in new capabilities while optimizing our current offerings. As the business scales, our existing fixed costs and capital investments support greater revenue generation.
Our Market Opportunity
We operate primarily in the defense technology market. Increasing global tensions and geopolitical uncertainty have heightened demand for advanced technologies to counter near-peer and asymmetric threats. In the United States, bipartisan support for robust defense spending remains evident, together with a clear policy emphasis on leveraging commercial technologies, with the DoW budget expected to reach approximately $960 billion in fiscal year 2026, compared to approximately $860 billion in fiscal year 2025, according to the Office of the Under Secretary of Defense. This shift toward defense technology is structural in both peacetime and conflict, as reliable intelligence is mission-critical for monitoring ceasefires and enforcing compliance with international law.
Outside the United States, governments are also investing heavily in sovereign defense capabilities to address regional threats, with Europe and APAC leading growth. Following an extended period of underinvestment, European North Atlantic Treaty Organization (“NATO”) defense budgets increased from $279 billion in 2019 to $564 billion in 2025, representing a compound annual growth rate (“CAGR”) of over 10%. Growth in European NATO defense spending is expected to continue, underpinned by the recent commitment of NATO members to spend 5% of GDP on defense, a significant increase from the average European defense spending level of 2% of GDP over the last three years. In response to military encroachment from China, defense spending by U.S. allies in APAC rose from $255 billion to over $307 billion during the same period.
Historical Applications of RF
RF has a long legacy in modern warfare, evolving from a basic communication platform to a critical enabler of sensing, navigation, intelligence, and coordination on the battlefield. Early examples include utilization of radio in World War II mechanized mobile divisions and radar systems that helped secure air superiority. Later in the century, GPS revolutionized maneuverability and targeting as exemplified in the First Gulf War, while airborne RF jammers tracked and disabled adversary radars. Today, massive amounts of battlefield data are available, creating the need for seamless coordination across ground/naval/aerial/space forces, drones, and platforms. As a result, RF is more integral than ever. RF sensing provides persistent, wide-area coverage that remains effective in conditions where optical sensors often fail, including mountainous terrain, poor weather, and darkness. RF signals are more difficult to mask, and serve as the best proxy for human activity, applicable beyond defense applications, including for economic activity, law enforcement, and sustainability applications, such as identifying illegal fishing or illicit mining. RF enables sensing, positioning, navigation, and timing, dramatically increasing the volume and precision of defense intelligence.
RF Utilization Across Domains
Today, global government spectrum exploitation is split among four domains – terrestrial, maritime, air, and space. Recent initiatives, such as the Golden Dome for America (the “Golden Dome”), aim to create a next-generation, layered missile defense shield for the U.S. homeland, integrating all four domain systems into a unified architecture at an estimated cost of up to $3.6 trillion over its lifetime. Current global spending in the terrestrial domain remains the largest portion of global spending, totaling $8.9 billion from January 2025 to October 2025, according to the Renaissance Study, driven by the need to monitor continental activity. Global spending in the maritime domain was $1.5 billion from January 2025 to October 2025, according to the Renaissance Study, to effectuate the need to locate vessels in the wide ocean expanse and conduct signals intelligence offshore. Global spending in the air domain was $6.6 billion from January 2025 to October 2025, according to the Renaissance Study, primarily for intelligence collection in international airspace.
Space is widely regarded by national security experts as the most essential warfighting domain in modern warfare, with the United States framing orbital supremacy as a geopolitical imperative. Utilizing this critical domain requires space-based RF expertise to ensure the detection, characterization, and geolocation of RF emissions globally. The RF space domain ascends beyond the ground, maritime, and air domains to deliver a persistent global vantage point accessed on orbit far above national borders and territorial airspace and waters, unlocking capabilities that redefine defense intelligence. Space-based RF delivers resilient, wide-area global coverage at scale, enabling missile launch detection, air defense mapping, and orbital object tracking with insulation from adversarial threats. In an era of electronic warfare and contested environments, resilience, and precision are mission critical. As space infrastructure continues to expand, it naturally enables economies of scale. From January 2025 to October 2025, government spending on spectrum exploitation in the space domain has surged to $7.3 billion, according to the Renaissance Study.
Today’s Strategic Necessity for SIGINT
Geopolitical volatility and electronic warfare trends such as drone proliferation, widespread jamming, spoofing, and GPS interference are driving urgent demand for advanced RF intelligence and space-based SIGINT capabilities. Assured ability to communicate and synchronize people, sensors, and strategies across domains is critical. Drone proliferation amplifies the need for robust command and control, spanning secure communications, real-time data sharing, and decision-making to ensure forces can act cohesively across domains. Preserving this command-and-control advantage requires maintaining access to and denying adversaries use of the electromagnetic spectrum.
U.S. Government agencies and combatant commands are already procuring commercial solutions, while international interest is accelerating across NATO, Eastern Europe, the Middle East, and the Indo-Pacific. Recent U.S. bipartisan policy actions signal a transformative moment for defense technology such as the Standardizing Permitting and Expediting Economic Development Act (“SPEED Act”) and the Fostering Reform and Government Efficiency in Defense Act (“FoRGED Act”), which incentivize rapid integration of commercial innovations into national security programs. These measures prioritize commercial partnerships, reduce procurement friction, and unlock new funding pathways for defense technology companies, positioning the sector for accelerated growth.
Furthermore, many allies lack sovereign SIGINT capacity and require training, embedded support, and interoperable data frameworks. This demand spans direct data sales, sovereign or hybrid assets, and on-site exploitation support, reinforced by licensing models that enable lawful multi-nation sharing and monetization. We enable commercial entities to provide these services faster and to deploy new technologies quicker to allow customers to receive SIGINT capabilities rapidly. SIGINT adoption is mission critical in the face of rising adversarial threats, illegal maritime operations, and transnational crime.
Disruption of Legacy Models
Amid this procurement shift, legacy models are failing to keep pace with the realities of the modern battlefield. Traditional providers have been structured to develop and build large platforms (e.g., ships, aircraft, and tanks) over decades, but are challenged to accelerate development, scale up production, or release complex AI-enabled software at commercial industry and battlefield timelines. The DoW has acknowledged that the traditional contracting model must adapt as the new battlefield reality evolves continuously. Defense tech disruptors prioritize mission outcomes through rapid iteration and adaptability, delivering field-ready solutions quickly. Unlike traditional contractors with long project timelines, and more cost effective than traditional defense industrial base entities, we move at the speed of the Warfighter – we commit capital and resources well in advance of user need and acquisition contracts, thereby enabling rapid response to operational changes.
Our Total Addressable Market
Our TAM today consists of the global RF spectrum exploitation market. We estimate that this TAM represents an approximately $24 billion opportunity as of October 2025, according to the Renaissance Study. This market encompasses collection systems and associated processing and analysis services. This includes sensors, payloads, algorithms, and services that support data collection. As global governments’ demand grows, we are scaling alongside their needs, helping expand the overall market and capturing a greater market share. We expect our TAM to reach approximately $34 billion by 2030, driven by the expansion in the number of sensors across domains, growth in support services and increasing government demand for contractor-sourced RF data.
Historically, the collection systems accounted for 37% of the market as of October 2025 according to the Renaissance Study. However, we expect the shift to space-based RF to fundamentally disrupt the previous customer purchase structure. As the space domain becomes increasingly critical to the United States and its allies, we see an opportunity for more customers to shift from hardware systems procurement to Data-as-a-Service, since low earth orbit (“LEO”) satellites have advantages in shareability, cost-effectiveness, speed to the Warfighter, customization, and global footprint unlike a localized drone or ship. Because a country’s own sovereign hardware system spends most of its time over other geographies, owning such a system is less appealing – making data purchases a more attractive option. We recognize that increased capture of this market will require continued investment in highly skilled personnel and software development. Our strategy is to dramatically scale RF data collection while continuously evolving our sensor network to meet growing customer demand.
Our Technology Advantage
Our vertically integrated technology stack powers the HawkEye 360 signal processing ecosystem, enabling continuous evolution and transformation to meet emerging defense and intelligence needs. Our capabilities allow us to dive deeper into the value chain where most other platforms are restricted through technical limitations. Additionally, our global coverage allows us to receive situational awareness over larger areas in a more cost-effective and time-sensitive manner than static sensors. Finally, our unique signal recognition (“USR”), with its ability to identify and track specific emitter types, delivers considerable military value and continues to improve as our signal library expands.
Our Vertically Integrated Technology Stack
Collection
We design, manufacture, own, and operate a global constellation of over 30 satellites that collect RF data in formations of three, with fully reconfigurable software defined radar providing broad SIGINT coverage from 30 MHz to 18 GHz with a revisit rate of less than 45 minutes. The satellite’s broad beam allows us to cover more than one million square kilometers of the Earth in a single pass. We have deep expertise in designing and deploying highly capable and maneuverable small form factor payloads that integrate seamlessly onto commercial and national satellites. These payloads combine proprietary algorithms with advanced hardware – antennas and software-defined radios – creating a unique blend that delivers differentiated performance. This proven capability extends beyond our own constellation, enabling flexible deployment across multiple platforms and mission environments depending upon customer needs and the availability of other hosting platforms. Alternatives to our satellites are either highly classified or currently do not exist for most international customers lacking space capabilities.

Additionally, our broad coverage provides an advantage over more limited terrestrial collection capabilities.
Evolution of Our Satellites Types
End-to-End Signal Processing
HawkEye 360 operates on RF signals. Unlike imagery, the RF data form is unintelligible to humans, and requires custom algorithms to convert raw data into understandable featured and actionable intelligence – “unlocking” RF signals insights using our platform. These algorithms require a deep understanding of physics, RF characteristics of emitters and receivers, and deep knowledge of the modulation, waveforms, and emissions pulses, among many technical factors. We have developed a unique set of signal processing algorithms that allow us to detect, geolocate, and characterize a wide set of emitter types, including radars, GPS jammers, and mobile radio devices and tagging, tracking, and locating beacons (TTL). Our algorithms have several decades of operational history embedded within the U.S. Government’s SIGINT architecture. In addition to the algorithms, our processing advantage comes from our unclassified data archive of five years of collections, allowing us to mine this data to improve the algorithms. The archive has enabled us to build a proprietary unclassified emitter database to help identify signals. Our algorithms are built on the data collected from our constellation but are extensible to all domains – we are the only ones able to access this data and therefore the only ones able to interpret it. As a result, we deliver exceptional performance in signal detection, latency reduction, and scalability with clear market leadership.

Signals Process & Analytics Chain
Proprietary Analytics and Insights
Our analytics and insights capabilities operate on the outputs (i.e. features) of our signals processing algorithms. We employ our proprietary AI-enabled algorithms to identify, track, analyze, and predict patterns of behaviors for specific emitters, converting data into valuable and timely insights for Warfighters, intelligence analysts, and decision makers. We use our analytics capabilities as well as third party data (e.g. Automatic Identification Systems (“AIS”) transponders, imagery) to package these insights into a wide range of end products. In an age where governments and Warfighters have access to a tremendous volume of data, our analytics enable our customers to sort through this volume more swiftly and arrive at key insights for their missions. We can identify patterns of life and predict activity, detect threats, and enhance situational awareness. Our unclassified data analysis promotes greater accessibility for the United States and its allies compared to traditional government systems, while our classified capabilities serve to further entrench us with Warfighters, intelligence analysts, and decision makers.
Our AI-enabled algorithms are proprietary to us and are internally developed. We develop these AI-enabled algorithms by leveraging our unique signals archive of years of global collection data to train our in-house machine learning models. As part of a standard quality assurance and quality control review of new algorithms, we validate their overall function by comparing a selection of outputs to other sources of information (such as satellite imagery or AIS transponder data). Our AI-enabled algorithms rely on machine learning models, rather than large language models that may experience algorithmic hallucinations.
Our Offerings
Our offerings span the SIGINT value chain, comprising hardware and software solutions, comprehensive training programs, data products, embedded analysts for spectrum exploitation, and extensive data products. Our offerings solve a breadth of mission requirements, including mission-critical defense and intelligence applications, humanitarian-oriented solutions, and sustainability-focused capabilities. Currently, a significant portion of our revenue derives from data and analytics that provide intelligence across the following applications:
Maritime Intelligence
Our maritime intelligence capabilities deliver comprehensive situational awareness across the global maritime domain without forward deployment. We detect, geolocate, identify, classify, and track vessels of all types, from commercial ships to sanctioned, suspicious, or nefarious actors who “spoof” or silence their identification transponders. By leveraging our proprietary algorithms integrated with third-party AIS and imagery, we provide high-confidence vessel identification and advanced analytics, such as movement tracking and velocity estimates. These capabilities enable actionable insights for mission-critical maritime security and law enforcement operations.
Maritime Domain Awareness in the South China Sea
HawkEye 360 has unique ability to track all types of maritime vessels including those which obfuscate their location
Military Radar Monitoring
We are one of the few sources of unclassified data that provides advanced military radar monitoring capabilities, enabling autonomous detection, characterization, and identification of air defense systems. Global allied nations use our platform to monitor near-peer threats via analytics that identify specific radars, track their location and movements, distinguish radar operating modes, analyze operational patterns of life, and predict and track potential threats.
GNSS Jamming Detection
We deliver advanced GNSS jamming and spoofing detection across L1, L2, and L5 bands to ensure situational awareness and secure, uninterrupted operations in contested GPS environments. We can detect and pinpoint the source of GNSS jamming, a differentiator from peers in the market. Military operations routinely face contested GPS environments, where GNSS jamming and spoofing detection ensure situational awareness and secure operations. Our algorithms identify and characterize interference sources by detecting unauthorized transmissions within relevant frequency bands. Our tri-satellite clusters enable accurate source geolocation of GPS interference across complex terrain and identify the nature of disruption. Further, the existence of GNSS jamming can be an indicator of the nearby presence of high-value targets (“HVTs”) which can be thwarted by long range targeting through our RF data combined with other complementary sources of intelligence.

Iranian GPS Disruption
Evidence of Jamming and GPS spoofing is rampant in the Arabian Gulf;
HawkEye 360 is uniquely positioned to geolocate the source
Communications Mapping
We deliver critical situational awareness in remote, contested, or difficult-to-patrol regions by illuminating patterns of radio activity commonly used by criminal networks, violent organizations, border-crossing groups, and illicit poaching operations through detecting, geolocating, and mapping networks of non-encrypted military radio systems utilized by generally unsophisticated battlefield actors. By detecting, locating, and analyzing the behavior of Push-to-Talk (“PTT”), Digital Mobile Radio (“DMR”), and Satellite Communication (“SATCOM”) devices – tools often relied upon when terrain or distance limit other technologies – we help governments understand how nefarious actors coordinate and move. Our analytics map out the structure of these radio networks, showing how devices associate, groups organize, and activity flows across channels, with technical and legal access to the demodulated signals. This enables actionable insights into group linkages, roles, and operational patterns essential for effective interdiction and order-of-battle development.
Spectrum Exploitation
We provide unique access to raw, unprocessed RF signal data collection and delivery, enabling customers to perform deep technical analysis of the spectrum and associated signals. This capability supports highly sensitive missions where customers apply their own proprietary processing algorithms, delivering flexibility for advanced exploitation and specialized operational requirements.
Solving NOAA's GOES-R Satellite Interference
In December 2024, interference disrupted one of the data reception channels used by weather forecasting satellites that support flood monitoring, tsunami warnings, and scientific sensors. NOAA engaged HawkEye 360 to identify and geolocate the source of the interference and were subsequently able to restore normal data reception
Custom SIGINT Solutions
We provide custom SIGINT solutions for the U.S. Government, built for real-time collection and processing in the most demanding environments, powering and deeply integrated into the most critical national capabilities across space and other domains. Combining proven commercial hardware with proprietary Field-Programmable Gate Array (“FPGA”) accelerated systems and mission-specific algorithms, we deliver ultra-low latency, wideband signal processing with rapid adaptability and customization. The tailored SIGINT solutions we offer to the U.S. Government reduce cost, accelerate deployment, and ensure lifecycle maintainability. By tailoring waveform signal processing and exploitation tools to each mission, we deliver scalable, intuitive platforms that are deployed into the government collection, ground processing, and tactical edge systems.
Our Customers
We serve the world’s most demanding Warfighters, intelligence analysts, and decision makers, addressing their highest-priority defense needs with precision and agility. Our diverse mix of customers, ranging from U.S. Government defense, intelligence, and national security agencies to allied international governments, create a business model with limited customer concentration and broad applicability across use cases. Furthermore, we maintain deep relationships with government agencies, a strong understanding of government procurement processes, and prioritize international customers with strong demand, clear mission fit, and large budgets. Many of our international customers do not have their own organic space-based SIGINT capabilities, which enables us to build longer-term contracted sovereign space capabilities for our allied partners. We also engage in selective minor commercial applications focused on maritime safety, security, and communications regulations compliance, and intend to scale into broader commercial applications.
To date, the majority of our data and insights delivery has occurred through customer-tasked signal collection and analytics. A portion of our revenue also comes from selling subscriptions to data in areas of interest (for example, data relating to vessels operating in the South China Sea). These subscriptions are HawkEye 360-tasked collections that are sold to multiple subscribed customers, allowing us to improve the product features, offer better customer pricing, and increase our margins. As a result of our broad collection capabilities, each collection produces multiple outputs that can be sold to multiple customers. We can perform prescribed analytics and gather insights for different customers on a singular set of data.
Our Competitive Strengths
Scalable Hardware and Rapid Data Delivery
Our deployed constellation of more than 30 satellites – built on more than a decade of R&D and five years of continuous learning and iterative design – delivers global coverage with revisit rates of approximately 45 minutes. We have prioritized a culture of continuous improvement, expanding the capabilities of each iterative satellite cluster while identifying and implementing initiatives that reduce costs of the constellation and envisioning long-term development efforts that can revolutionize our collection and processing architectures. Equipped with advanced sensors spanning tens of GHz, our system provides robust detection, geolocation, and characterization of diverse emitters in real-world noise and interference impacted environments. Our technical expertise in miniaturizing payloads and enhancing satellite capability was developed through years of experience and substantial company intellectual property. This has resulted in over a dozen successfully deployed satellite clusters, a strong strategic advantage to be further expanded as launch and satellite costs decrease.
Unique Technology Stack and Proprietary Signals Processing Platform
While we believe our constellation provides a sustainable advantage versus the competition, it is not, by itself, sufficient to drive our success. Our greatest advantage and area of intellectual property lies in our processing and analytics software platform that exploits our data. Built on five years of proprietary data collection, contested environment testing, and iterative refinement, the HawkEye 360 Signal Processing Platform incorporates our growing unclassified emitter database that enables identification of emitter types and unique signal recognition to identify individual vessels and emitters. Our analytics layer transforms processed data into actionable, differentiated insights for defense, intelligence, humanitarian, and sustainability missions. Fully vetted for operations within classified enclaves, the HawkEye 360 Signal Processing Platform expands intelligence reach and Warfighter awareness. By housing all capability within a unified platform, as opposed to a scattered data and code base, we can rapidly field new capabilities and customer asks.
Our algorithms require a deep understanding of physics, electromagnetics, and applied mathematics – fields where there is a limited pool of talent. We have built a team that combines academic rigor with decades of operational experience to deliver unique solutions, and nearly half of which hold security clearances. Extensive satellite RF data remains a highly protected resource outside national systems, and replicating this capability would demand access to expertise, years of contested environment data collection, and a mature processing pipeline integrated with hardware. In this market, even small algorithmic and data gains drive outsized operational impact, making our intellectual property rare and defensible and our products exceptionally valuable.
Comprehensive Product Portfolio and Flexible Service Model
We have invested significant resources to build a highly capable end-to-end operating model. This includes designing, testing, and building payloads and satellites, as well as owning and operating satellite constellations, processing, analyzing, and productizing the data, and deploying custom capabilities into U.S. Government SIGINT systems. Our model enables us to serve customers across the value chain and meet them where their needs are. This vertical integration allows us to run our system at scale and capture network effects, such as rapidly tailoring algorithms based on new signal knowledge, modifying satellite payloads to better detect new emitters, or leveraging our scale of collected data to identify new signals and further improve our products. Our nimble business model allows us to move quickly, building out capacity ahead of customer demand while controlling risk through our deep understanding of customers’ needs and operating environments.
We promote flexibility throughout our platform, engaging customers through various capacities to execute their respective missions. For those customers requiring extensive support, we provide engineers and solutions architects who work directly with customers to design and implement tailored solutions, including capabilities such as indefinite quantity (“IQ”) dedicated tasking, geolocation, and subscription packages with pricing aligned to mission requirements. For more sophisticated customers, we deliver raw RF data alongside associated processing toolkits and these customers conduct their own analysis. For customers requiring dedicated capacity and clusters, we provide service levels ranging from fixed monitoring to reserved and on-demand tasking. For customers seeking turn-key intelligence estimates and data analytics “answers”, we provide our knowledge-based products offered on a subscription basis and tailored to the customer’s area of interest. Our wide-ranging product portfolio is supported by contractual flexibility and data shareability enabled by End User Licensing Agreements (“EULAs”) across partner nations to enhance interoperability. Across all tiers, our strength in signal detection, latency reduction, and scalable analytics, combined with the ability to fuse data from multiple sources and platforms, mitigates commoditization risk and delivers differentiated insights.
Trusted Relationships
We are a trusted SIGINT partner for U.S. Government agencies, allied ministries, and international organizations. Intentionally and specifically built to serve the U.S. Government and its allies, we hold the security clearances, cyber posture, contract vehicles, partnering relationships, and export infrastructure to operate at national-security scale. We hold over 200 export licenses — a major barrier to entry for potential competitors — and maintain trusted status with sophisticated customers and partners of national importance. The U.S. Government trusts our algorithms within critical national security systems. These relationships, which include key strategic partners/investors, require considerable time and understanding of government requirements to construct the contract vehicles from which we deliver our capabilities. Our contracts with the government are distinct from traditional government procurement, representing a collaboration between a commercial entity and the government to achieve an optimal outcome for the government and the Warfighter.
On an international basis, both directly and through the U.S. Government, we maintain deep engagement with more than ten international entities and key U.S. defense branches with rapid expansion into new mission areas. Our multi-year international contracts are highly sticky, driven by proven performance, rapid innovation, and a constantly evolving constellation.
Strong Financial Profile with Significant Runway
Our growth model is driven by increased scale, margin improvements, and efficiency. Due to our historical investment in our vertically integrated signals processing platform, we can rapidly scale our products with little incremental cost. As we integrate more data, we unlock multiple monetization points, and continuously enhance our collection, processing, and signals database. Customer demand largely translates directly into profit, without requiring new constellations or more engineers. From the year ended December 31, 2022 to the year ended December 31, 2025, our revenue grew from $30.5 million to $117.7 million, and our net income was $2.7 million and our adjusted EBITDA was $24.8 million for the year ended December 31, 2025, with only modest headcount growth, while signal processing and hardware innovations in our Block 3 satellites have further reduced capital expenditures as a percentage of revenue (“capital intensity”), in some cases approaching 75% reduction in capital intensity. Our multi-year pipeline visibility and key performance indicators (“KPIs”) demonstrate our compounding business model, with increases in backlog, EBITDA growth, and improving Free Cash Flow. Growing datasets and constant transformative iteration reinforce our lead in a market where high capital requirements and scarce domain talent keep competitors at bay.
Multi-Prong Approach to Reducing Capital Intensity
Our Growth Strategies
We have a robust growth strategy across multiple channels, which we intend to execute through organic efforts, strategic partnerships, and acquisitions for key capabilities.
Enhance RF Capability for Significant Customer Expansion
In the near term, we are focused on expanding market penetration by delivering improved RF intelligence capabilities to existing and new customers.
Our continuous organic and inorganic development strengthens our signals processing platform with advanced algorithm expertise, accelerating signal discovery, and improving analytics to deliver scalable, customized products for our customers. Our recent ISA acquisition provides a general-purpose detection engine capable of identifying and isolating signals without prior knowledge in highly congested RF environments. We believe the upgraded platform will expand what we can detect and monetize, integrate HawkEye 360 data with third-party sources (including national systems, AIS feeds, and optical imagery), and create a unified environment for correlation, geolocation, and USR to detect and characterize previously unknown emitters.
Additionally, we are developing automated analytics software to fuse multiple data streams for real-time alerts, cueing, and mission orchestration, while expanding third-party integrations to deliver richer mission insights and operational advantages to a broader base of U.S. Government customers. Within the U.S. Government, we are actively expanding within multiple intelligence community organizations, serving new departments and teams as we field new capabilities and analytics. Within the DoW, we are moving from multiple small-scale engagements and test-and-evaluation programs to full-scale deployments, creating a substantial growth runway for the capabilities we already deliver. As we demonstrate proven performance, we intend to deepen domestic market penetration and expand to additional DoW customers. Our international growth strategy centers on three layers: selling data, deploying sovereign or hybrid assets, and providing on-site exploitation support. This approach positions us to access the $2 trillion global defense market of U.S. allies and partner nations, which represents two-thirds of our overall TAM. Our proven performance with our international anchor customers in theaters such as the Western Pacific and Eastern Europe supports expansion into new adjacent missions, like blue force tracking, long-range fires support, and space domain awareness. We are transitioning from single-year, limited buys to scaled programs of record that deliver superior data products, platforms, and sovereign systems, integrating multiple intelligence disciplines into a unified architecture. We are applying this proven service model to target new large customers, with many new potential anchor customers in the pipeline. We intend to offer these partner nations data, analytics, training, embedded personnel, and shareable data structures governed by EULAs. As foreign nations build independent capabilities, they look to HawkEye 360 as a trusted provider.
Improved Latency and Tactical Applications
We intend to transform RF intelligence into a fully automated, globally persistent, real-time capability to better serve the operational mission. By reducing end-to-end latency from hours to minutes – and ultimately to seconds – we intend to enable insights fast enough to support tactical decision-making for missions such as Warfighter support, long-range fires, tactical ISR, and Golden Dome defense systems. These ultra-low-latency capabilities and global persistence will allow direct integration with U.S. Government systems that require rapid response.
Beyond defense, we expect this real-time persistent capability will extend to commercial and security applications, including maritime and border monitoring, enforcement operations, humanitarian, sustainability, and civil uses. Growing international demand for persistent, low-latency RF systems underscores the global relevance of these advancements. Our anticipated architecture leverages multiple paths to reduce latency, including direct downlinks, satellite crosslinks, and onboard processing, to deliver latency measured in seconds, combined with scalability, resiliency, and cost efficiency. This ensures full-spectrum situational awareness for threat anticipation and precision targeting, which would significantly expand our TAM.
To deliver on this vision, we are advancing RF intelligence through our agile constellation and platform enhancements. To significantly increase capacity while improving economics, we are deploying cost-efficient Block 3 satellites that capture about 80% of signals at roughly 75% lower cost, while upgraded Block 4 satellites provide superior precision in location and frequency. Our roadmap focuses on increasing multi-signal collection per satellite cluster pass, improving satellite uptime, and moving more processing into space to reduce downlink bottlenecks. We are also enhancing our tasking capability to initiate collections within minutes when a satellite is overhead, with rapid handoffs for persistent coverage and long-term tipping and cuing with other space-based geospatial assets to create meaningful multi-modal multi-INT products. Additionally, we are leveraging RF payload capabilities to build sensors for the U.S. Government, supporting space architecture modernization, and enabling international partners seeking RF data.
Growing RF Utilization Across Domains
We are expanding beyond data delivery to become a global, multi-domain RF intelligence provider capable of providing collection from geostationary orbit to the terrestrial sensor layer and becoming the leader in commercial RF geolocation, processing, and analysis. Building on our current capabilities spanning space to the Earth’s surface, we are enhancing integration across domains to deliver deeper situational awareness, faster decision cycles, resilience against adversary countermeasures, operational flexibility, and accelerated AI-driven development. Our recent ISA acquisition expanded our multi-domain processing across sources, identification, geolocation, and data retrieval, significantly enhancing our tactical relevance for the Warfighter. In addition to expanding space-based assets through Block 3 satellites, our strategy includes expanding integration with terrestrial sensors, naval drones, and airborne SIGINT platforms. This will allow us to leverage the best-in-kind capabilities from each domain, integrate them into our comprehensive signals processing platform, and deliver fused analytics that better serve customer needs. We aim to partner for the cost-intensive domain sensors / collectors and focus our efforts on the software platform that enables tasking, integration, and delivery.
To meet rising demand for dedicated or sovereign systems, we intend to offer customized satellite clusters and bespoke algorithms for customers requiring unique configurations. These capabilities will be combined with a dedicated capacity business model that enables us to retain ownership and operational control of the sovereign asset. We expect our model of operating and processing the data from these systems will serve as a demand driver for additional data purchases, generating incremental recurring revenue, and enable end-to-end control, security, and operational independence. We further aim to design specialized RF payloads and hardware integrated directly into national security architectures as our capabilities become increasingly relevant for addressing U.S. Government space-based SIGINT requirements. We expect key features to include low-latency payloads on our satellites, ground stations deployed within customer countries for secure operations, and full capability delivery where tasking and downlink occur entirely within the customer’s region to ensure sovereignty. We intend to engineer each satellite cluster, data product, and analytics task to meet specific mission requirements, reinforcing our role as a trusted partner in building next-generation RF infrastructure.
Mergers and Acquisitions
Acquisitions and strategic partnerships form a core pillar of our growth strategy, enabling us to accelerate capability development and expand our TAM. We target acquisitions that strengthen RF processing, AI/ML analytics, hardware capabilities, multi-domain processing, RF services, and tactical relevance while adding relationships with U.S. Government organizations and mature business systems to support scale. Our criteria focus on companies with compelling margins, profitable operations, defensible IP, strong revenue visibility, complementary mission-first corporate cultures, and clean structures that integrate seamlessly into our business. By vetting dozens of companies to identify a shortlist of high-priority targets, we seek to ensure each acquisition compounds our ability to deliver differentiated insights and maintain leadership in a market with high capital barriers and scarce domain expertise. We have demonstrated a set of business competencies with the acquisition of ISA and, earlier, Aurora Insight, Inc. (“Aurora”), and anticipate further acquisitive growth in the future.
Recent Developments
Loan and Security Agreement
In connection with the ISA acquisition noted above, on December 18, 2025, we entered into an amendment and restatement of our existing loan and security agreement (the “Loan and Security Agreement”) with Silicon Valley Bank (“SVB”) (the “2025 Loan and Security Agreement”). The 2025 Loan and Security Agreement provides for a $14.6 million term loan (the “Senior Term Loan”), which was fully funded on December 18, 2025 and matures on September 1, 2028. The Senior Term Loan bears interest at a per annum rate equal to the greater of the Wall Street Journal Prime Rate and 6.75%.
Concurrently with the execution of the 2025 Loan and Security Agreement, we entered into a Mezzanine Loan and Security Agreement (the “2025 Mezzanine Loan and Security Agreement,” and together with the 2025 Loan and Security Agreement, the “2025 Loan and Security Agreements”) with First-Citizens Bank & Trust Company, as agent, and the financial institutions party thereto as lenders. The 2025 Mezzanine Loan and Security Agreement provides for a $34.0 million term loan (the “Mezzanine Loan”), which was fully funded on December 18, 2025 and matures on December 18, 2028. The Mezzanine Loan bears interest at (i) a per annum cash-pay rate equal to the greater of the Wall Street Journal Prime Rate plus a margin of 2.10% and 9.35%, and (ii) a per annum paid-in-kind rate equal to 1.50% (compounded monthly). The 2025 Mezzanine Loan and Security Agreement also provides for a 1% commitment fee, a final payment fee of 1.95%, and a prepayment fee if the Mezzanine Loan is repaid prior to the second anniversary of the closing date (subject to certain exceptions). For a further description of the 2025 Loan and Security Agreements, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Debt” below.
Series E Preferred Stock Financing
On December 18, 2025, we entered into a Series E preferred stock purchase agreement (the “Series E Purchase Agreement”) with certain investors, including entities affiliated with a beneficial owner of greater than 5% of our capital stock. From December 2025 to February 2026, we have issued and sold 5,237,357 shares of our Series E preferred stock, par value $0.0001 per share (the “Series E Preferred

Stock”) at a purchase price of $18.86 per share (the “Series E Per Share Price”), resulting in aggregate gross proceeds of $98.8 million. In addition, we have issued 1,325,316 shares of Series E Preferred Stock to certain legacy ISA shareholders as consideration for the ISA acquisition.
Preliminary Unaudited Estimated Financial Results for the Three Months Ended March 31, 2026
We are in the process of finalizing our operating results as of and for the three months ended March 31, 2026. We have presented below ranges of certain unaudited preliminary results and estimates of selected key business metrics for the three months ended March 31, 2026, as well as the actual unaudited results for the three months ended March 31, 2025. The following information reflects our preliminary estimates with respect to such data based on currently available information and does not present all necessary information for an understanding of our financial condition for the three months ended March 31, 2026. These estimated metrics should not be viewed as a substitute for our financial statements prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) included in this prospectus.
We have prepared and provided ranges, rather than specific amounts, for the information below, primarily because our financial closing and analysis procedures are not yet completed. This financial information has been prepared by, and is the responsibility of, our management and is subject to revisions based on our procedures and controls associated with our financial reporting process. While we believe that such information and estimates are based on reasonable assumptions and management’s reasonable judgment, our actual results may vary. Accordingly, undue reliance should not be placed on these preliminary estimates. Our independent registered public accounting firm, Grant Thornton LLP, has not audited, reviewed, or performed any procedures with respect to our preliminary results or the accounting treatment thereof and does not express an opinion or any other form of assurance with respect thereto. Our actual condensed consolidated financial statements as of and for the three months ended March 31, 2026 and 2025, are not expected to be filed with the U.S. Securities and Exchange Commission (the “SEC”) until after the completion of this offering.
Factors that could cause the actual results to differ include the discovery of new information that affects accounting estimates and management’s judgments or impacts valuation methodologies underlying these estimated results; the completion of our auditors’ procedures for the audit of our consolidated financial statements; and a variety of business, economic, and competitive risks and uncertainties, many of which are not within our control, and we undertake no obligation to update this information, unless required by law. Further, our preliminary estimates below are not necessarily indicative of the metrics to be expected for any future period. This information should be read together with the sections titled “Risk Factors,” “Special Note Regarding Forward-Looking Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes which are included elsewhere in this prospectus.

	Three Months Ended March 31,
	2026		2025
	(Estimated)		Actual
($’s in thousands)	High	Low
U.S. GAAP financial measures:
Revenue	$	$	$23,002
Net loss			(1,591)
Non-GAAP financial measures:
Adjusted EBITDA(1)			3,847
____________
(1)See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for the definition of Adjusted EBITDA.

For the three months ended March 31, 2026, we expect preliminary unaudited revenue to be between $ million and $ million, compared to revenue of $23.0 million for the three months ended March 31, 2025. The estimated in revenue was primarily driven by .
For the three months ended March 31, 2026, we expect preliminary unaudited net loss to be between $ million and $ million, compared to net loss of $1.6 million for the three months ended March 31, 2025. The estimated in net loss was primarily driven by .
Reconciliation of Net Loss to Adjusted EBITDA
Adjusted EBITDA is a non-GAAP (as defined below) supplemental financial measure. For further information about the limitations to the use of the non-GAAP financial measures presented in this prospectus, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures.”
The following table presents a reconciliation of net loss to Adjusted EBITDA for the three months ended March 31, 2026 (at the low end and high end of the estimated net loss and Adjusted EBITDA ranges set forth above) and the respective prior year period.

	Three Months Ended March 31,
	2026		2025
	(Estimated)		Actual
($’s in thousands)	High	Low
Net loss	$	$	$(1,591)
Adjustments:
Interest income			(906)
Interest expense			18
Income tax (benefit) expense			—
Depreciation and amortization			5,000
One-time costs related to IPO(1)			—
Non-recurring legal expenses and settlements			75
Stock-based compensation			830
Change in fair value of warrant liabilities			421
Adjusted EBITDA			$3,847
____________
(1)Represents costs incurred related to the IPO that do not meet the direct and incremental criteria per SEC Staff Accounting Bulletin Topic 5.A to be netted against the gross proceeds of the offering and that are not expected to recur in the future.
Risk Factors Summary
Our business is subject to numerous risks that you should be aware of before making an investment decision. These risks are described more fully in the section titled “Risk Factors” and include:
•We have a limited operating history in an evolving industry, which makes it difficult to forecast our revenue, plan our expenses, and evaluate our business and future prospects.
•We may not be able to generate, sustain, and manage our growth due to a variety of external factors.
•We have a history of losses, we anticipate increasing operating expenses in the future, and we may not be able to continue to achieve and maintain profitability.

•The market for our products and services is relatively novel and may not achieve the size that we expect within the time frame we expect or at all.
•Any failure of our platform to meet customer expectations, integrate into customer workflows, or perform as intended could harm our business, results of operations, and financial condition.
•Our future revenue and operating results are dependent on our ability to attract new customers, generate a sustainable order rate for our products and services, and develop new technologies to address the needs of our customers.
•Our current and future acquisitions, dispositions or strategic transactions may fail to successfully integrate with our business activities or fail to deliver the expected return on investment and could have a material adverse effect on us.
•If we are not able to maintain and enhance our brand and reputation, including as a result of news and social media coverage on any incident involving us, our competitors, or our customers, our business and results of operations may be adversely affected.
•We may not be able to convert our projects in backlog, including funded backlog, into revenue.
•We may require additional capital to support business growth, and we cannot be sure that additional financing will be available.
•Adverse global market, economic and political conditions, including military conflicts or terrorist acts, pandemics, and other catastrophic events could have a material adverse effect on us.
•The majority of our business depends on sales to the public sector, and our failure to receive and maintain government contracts or changes in policies of the public sector has adversely affected and could continue to adversely affect our business, results of operations, financial condition, and growth prospects.
•We depend on the U.S. Government for a substantial portion of our business. Changes in the U.S. Government’s priorities and spending, or delays or reductions in spending, could have a material adverse effect on us.
•Our contracts with the U.S. Government and certain international customers may be terminated by the U.S. Government and such international customers at any time, which could have a material adverse effect on us.
•Our international business exposes us to risks relating to regulation, currency fluctuations, and political or economic instability in international markets, which could have a material adverse effect on us.
•Our international sales and operations are subject to applicable laws relating to trade, including economic and trade sanctions and trade controls, the violation of which could adversely affect our operations.
•We rely on data collected from our satellites. If our satellite clusters and related technologies fail to operate as intended and we become limited in our ability to collect such data, it could have a material adverse effect on us.
•We depend on our current President and Chief Executive Officer and other executive officers, senior management team, and highly trained employees, and our inability to hire or retain key personnel could have a material adverse effect on us.
•If our information technology systems or those third parties with whom we work or our data, are or were compromised, we could experience adverse consequences resulting from such compromise, including regulatory investigations or actions; litigation; fines and penalties; disruptions of our business operations; reputational harm; loss of revenue or profits; loss of customers; and other adverse consequences.
•We or our subsidiaries have previously been, are currently, and may in the future be party to legal proceedings, investigations, and other claims or disputes, which are costly to defend and, if determined adversely to us, could require us to pay fines or damages, undertake remedial measures or prevent us from taking certain actions, any of which could have a material adverse effect on us.
•Our business is subject to various regulatory risks that could adversely affect our operations, including a wide variety of extensive and evolving government laws and regulations.
•Our level of indebtedness could have a material adverse effect on us.
•An active trading market for our common stock may never develop or be sustained.
•As a public benefit corporation, our management of the business in a manner that balances pecuniary interests of stockholders with the interests of stakeholders and our specific public benefit, in addition to our operating in a responsible and sustainable manner, may negatively influence our financial performance.
Implications of Being an Emerging Growth Company
We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). For so long as we remain an emerging growth company, we may take advantage of relief from certain reporting requirements and other burdens that are otherwise applicable generally to public companies. These provisions include:
•being permitted to provide only two years of audited financial statements, in addition to any required unaudited interim financial statements with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure;
•an exemption from compliance with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended, in the assessment of our internal control over financial reporting;
•reduced disclosure about our executive compensation arrangements in our periodic reports, proxy statements, and registration statements;
•exemptions from the requirements of holding non-binding advisory votes on executive compensation or golden parachute arrangements; and
•an exemption from compliance with the requirements of the Public Company Accounting Oversight Board (“PCAOB”) regarding the communication of critical audit matters in the auditor’s report on financial statements.
We may take advantage of these provisions until the last day of the fiscal year ending after the fifth anniversary of the completion of this offering or such earlier time that we no longer qualify as an emerging growth company. We will cease to qualify as an emerging growth company on the date that is the earliest of: (1) the last day of our fiscal year following the fifth anniversary of the date of the completion of this offering, (2) the last day of the fiscal year in which we have more than $1.235 billion in total annual gross revenues, (3) the date on which we are deemed to be a “large accelerated filer” under the rules of the SEC, or (4) the date on which we have issued more than $1.0 billion of non-convertible debt over the prior three-year period. We will be deemed to be a “large accelerated filer” at such time that we (a) have an aggregate worldwide market value of our common stock held by non-affiliates of $700 million or more as of the last business day of our most recently completed second fiscal quarter, (b) have been required to file annual and quarterly reports under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) for a period of at least 12 months and (c) have filed at least one annual report pursuant to the Exchange Act. We may choose to take advantage of some but not all of these reduced reporting burdens. We have taken advantage of certain reduced reporting requirements in this prospectus. Accordingly, the information contained herein may be different than you might obtain from other public companies in which you hold equity interests.
In addition, under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to take advantage of the extended transition period to comply with new or revised accounting standards and to adopt certain of the reduced disclosure requirements available to emerging growth companies. As a result of the accounting standards election, we will not be subject to the same implementation timing for new or revised accounting standards as other public companies that are not emerging growth companies, which may make comparison of our financials to those of other public companies more difficult. As a result of these elections, the information that we provide in this prospectus may be different than the information you may receive from other public companies in which you hold equity interests. In addition, it is possible that some investors will find our common stock less attractive as a result of these elections, which may result in a less active trading market for our common stock and higher volatility in our share price.
See “Risk Factors—Risks Related to this Offering and Ownership of our Common Stock—We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to “emerging growth companies” will make our common stock less attractive to investors.”
Channels for Disclosure of Information
Following the closing of this offering, we intend to announce material information to the public through filings with the SEC, the investor relations page on our website, press releases, public conference calls, public webcasts, our blog posts on our website, and our X (formerly Twitter) (@hawkeye360) and LinkedIn (www.linkedin.com/company/hawkeye-360/) accounts. Information contained on, or accessible through, our website and accounts is not a part of this prospectus, and the inclusion of our website and account addresses in this prospectus is only as inactive textual references.
The information disclosed through the foregoing channels could be deemed to be material information. As such, we encourage investors, the media, and others to follow the channels listed above and to review the information disclosed through such channels. Any updates to the list of disclosure channels through which we will announce information will be posted on the investor relations page on our website.
Corporate Information
We were incorporated under the laws of the State of Delaware in September 2015, and we will make an election to be treated as a public benefit corporation under Delaware law, to be effective upon the completion of this offering. Our principal executive offices are located at 450 Springpark Place, Suite 500, Herndon, Virginia 20170, and our telephone number is (571) 203-0360. Our website address is www.he360.com. The information contained on, or accessible through, our website is not incorporated by reference into this prospectus. We have included our website in this prospectus solely as an inactive textual reference.
Public Benefit Corporation Status
As a demonstration of our long-term commitment to public safety and security, and in recognition of the way our commercial activities promote the same, we will make an election to be treated as a public benefit corporation under Delaware law, to be effective upon the completion of this offering. Public benefit corporations are a class of corporations that are intended to produce a public benefit and to operate in a responsible and sustainable manner. Under Delaware law, a public benefit corporation is required to identify in its certificate of incorporation the public benefit or benefits it will promote, and its directors have a duty to manage the affairs of the corporation in a manner that balances the pecuniary interests of the corporation’s stockholders, the best interests of those materially affected by the corporation’s conduct, and the specific public benefit or benefits identified in the corporation’s certificate of incorporation. Our public benefit, as provided in our amended and restated certificate of incorporation, is to preserve the safety, security, and resilience of the American people and our allies. See the section titled “Business—Public Benefit Corporation” for additional information.
Trademarks and Trade Names
This prospectus includes trademarks, trade names and service marks owned by us or that we license, including our logo, HawkEye 360®, and Aurora Insight®. This prospectus also includes trademarks, tradenames, and service marks that are the property of other organizations. Solely for convenience, our trademarks and tradenames referred to in this prospectus appear without the ® and ™ symbol, but those references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights, or the right of the applicable licensor to these trademarks and tradenames.
Non-GAAP Financial Measures
This prospectus contains certain financial measures, including Adjusted EBITDA and Free Cash Flow, which are financial measures that are not calculated and presented in accordance with U.S. GAAP. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for our definitions of these non-GAAP measures, information about how and why we use these non-GAAP measures and a reconciliation of each of these non-GAAP measures to its most directly comparable financial measure calculated in accordance with U.S. GAAP.

THE OFFERING

Common stock offered by us in this offering	shares.

Underwriters’ option to purchase additional shares of common stock	We have granted the underwriters an option for a period of 30 days to purchase up to additional shares of common stock.

Common stock to be outstanding immediately after this offering	shares (or shares if the underwriters exercise in full their option to purchase additional shares of common stock).

Use of proceeds
We estimate that the net proceeds from this offering will be approximately $                  million (or approximately $                  million if the underwriters exercise in full their option to purchase up to                  additional shares of common stock), assuming an initial public offering price of $                  per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.
The principal purposes of this offering are to increase financial flexibility, create a public market for our common stock and enable access to the public equity markets for us and our stockholders. We intend to use $      of the net proceeds from this offering to repay all of our outstanding borrowings under the 2025 Loan and Security Agreement and the 2025 Mezzanine Loan and Security Agreement (each as defined herein), together with accrued interest. As of December 31, 2025, we had an aggregate of $14.6 million outstanding under the Senior Term Loan (as defined herein) and $34.0 million outstanding under the Mezzanine Loan (as defined herein). We also expect to use up to $15.0 million of the net proceeds from this offering to make the deferred payment included in the total consideration for the ISA Acquisition.

We expect to use any remaining net proceeds from this offering for working capital and other general corporate purposes. See the section titled “Use of Proceeds” beginning on page 92 for additional information.

Directed share program
At our request, the underwriters have reserved up to 5% of the shares of common stock offered hereby (excluding the            additional shares that the underwriters have an option to purchase), at the initial public offering price, to offer to certain of our directors, officers, employees and others. The sales will be made at our direction by Morgan Stanley & Co. LLC and its affiliates through a directed share program. The number of shares of common stock available for sale to the general public will be reduced to the extent these individuals purchase such reserved shares. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus. Except for any shares acquired by our directors or officers, shares purchased pursuant to the directed share program will not be subject to lock-up agreements with the underwriters. See the section titled “Underwriting—Directed Share Program” for additional information.

Risk factors
You should read the section titled “Risk Factors” for a discussion of factors you should consider carefully, together with all the other information included in this prospectus, before deciding to invest in our common stock.

Proposed listing and symbol	We intend to apply for listing of our common stock on the New York Stock Exchange under the symbol “HAWK.”
The number of shares of our common stock to be outstanding after this offering is based on             shares of our common stock outstanding as of December 31, 2025, after giving effect to the automatic conversion of all outstanding shares of our convertible preferred stock (including shares of Series E Preferred Stock issued from December 2025 to February 2026) into an aggregate of 68,987,988 shares of common stock upon the closing of this offering and the Warrant Net Exercises (as defined below), and excludes:
•14,675,271 shares of our common stock issuable upon the exercise of options outstanding as of December 31, 2025 under our 2015 Stock Incentive Plan (the “2015 Plan”), at a weighted-average exercise price of $2.73 per share;
•182,786 shares of our common stock subject to restricted stock units (“RSUs”) outstanding as of December 31, 2025 under the 2015 Plan;
•3,966,977 shares of our common stock available for future issuance as of December 31, 2025 under our 2015 Plan, which shares will cease to be available for issuance under the 2015 Plan at the time our 2026 Equity Incentive Plan (the “2026 Plan”), becomes effective and will be added to, and become available for issuance under, the 2026 Plan;
•5,304,255 shares of our common stock issuable upon the exercise of common stock warrants outstanding as of December 31, 2025, with a weighted-average exercise price of $0.94 per share (other than the Warrant Net Exercises);
•an additional             shares of our common stock reserved for future issuance under our 2026 Plan, which will become effective upon the execution and delivery of the underwriting agreement for this offering, as well as any automatic increases in the number of shares of common stock reserved for future issuance under the 2026 Plan and any additional shares of our common stock that may become available under the 2026 Plan, as more fully described in “Executive Compensation—Equity Benefit Plans—2026 Equity Incentive Plan”; and
•             shares of our common stock reserved for future issuance under our 2026 Employee Stock Purchase Plan (the “ESPP”), which will become effective upon the execution and delivery of the underwriting agreement for this offering, as well as any automatic increases in the number of shares of common stock reserved for future issuance under the ESPP, as more fully described in “Executive Compensation—Equity Benefit Plans—2026 Employee Stock Purchase Plan”.
Unless otherwise indicated, all information contained in this prospectus, including the number of shares of common stock that will be outstanding after this offering, assumes or gives effect to:
•the conversion of all outstanding shares of our convertible preferred stock into 67,992,679 shares of our common stock, which will occur upon the closing of this offering;
•the net issuance of             shares of our common stock issuable upon the cashless exercise of warrants issued in connection with our preferred stock financings at a weighted average exercise price of $             per share, based on an assumed initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus (the “Warrant Net Exercises”);
•the filing and effectiveness of our amended and restated certificate of incorporation upon the closing of this offering;
•no exercise of the outstanding options or warrants referred to above after December 31, 2025 (other than the Warrant Net Exercises);
•no settlement of the outstanding RSUs described above;
•no exercise by the underwriters of their option to purchase additional shares of our common stock; and
•no purchase of shares of our common stock by our directors, officers, employees and others through the directed share program described in the section titled “Underwriting—Directed Share Program.”
For illustrative purposes, the table below shows the number of shares of common stock to be issued upon the Warrant Net Exercises, based on an initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus and increase (decrease) in $1.00 increments, and, in each case, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same.

Initial Offering Price	Common Stock to be Issued Upon the Warrant Net Exercises	Common Stock to be Outstanding Immediately Following the Completion of this Offering

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA
The following tables set forth our summary consolidated financial data. The summary consolidated statements of operations data for the years ended December 31, 2025 and 2024 and the summary consolidated balance sheet data as of December 31, 2025, have been derived from our audited consolidated financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future.
You should read the following summary unaudited consolidated financial data in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus. The summary consolidated financial data in this section are not intended to replace, and are qualified in their entirety by, the audited consolidated financial statements and related notes.

	Years Ended December 31,
	2025	2024
($ in thousands, except share and per share data)
Revenue	$98,743	$49,835
Revenue from related parties	18,917	17,724
Total revenue	117,660	67,559
Operating expenses:
Direct cost of sales, excluding depreciation and amortization	21,687	18,927
Indirect cost of sales and other expenses, excluding depreciation and amortization	2,092	1,421
Selling, general and administrative	46,291	31,919
Research and development	28,913	24,793
Depreciation and amortization	23,568	25,185
Total operating expenses	122,551	102,245
Loss from operations	4,891	(34,686)
Other income (expense):
Interest income	3,409	5,799
Interest expense	(304)	(177)
Other (expense) income, net	(2,274)	67
Total other income, net	831	5,689
Loss before income taxes	(4,060)	(28,997)
Income tax benefit	6,733	—
Net income (loss)	$2,673	$(28,997)
Preferred stock dividend	(2,224)	(2,224)
Income allocated to participating securities	(401)	—
Net income (loss) attributable to common shareholders	$48	$(31,221)
Net income (loss) per share of common stock, basic and diluted(1)	$0.01	$(5.00)
Weighted-average shares outstanding, basic(1)	7,511,429	6,249,867
Weighted-average shares outstanding, diluted(1)	13,812,329	6,249,867
_______________
(1)See Note 18 to our audited consolidated financial statements appearing at the end of this prospectus for details on the calculation of basic and diluted net income (loss) per share attributable to common stockholders.

($ in thousands, except share and per share data)	Year Ended December 31, 2025
Pro forma net income per share, basic(1)	$
Pro forma net income per share, diluted(1)	$
Pro forma weighted-average shares outstanding, basic(1)
Pro forma weighted-average shares outstanding, diluted(1)
_______________
(1)Pro forma basic and diluted net income per share has been prepared to give effect to adjustments to our capital structure arising in connection with the completion of this offering and is calculated by dividing pro forma net income attributable to common stockholders by the pro forma weighted-average common shares outstanding for the period. The unaudited pro forma net income used in the calculation of unaudited pro forma basic and diluted net income (loss) per share is equal to net income attributable to common stockholders. The unaudited pro forma basic and diluted weighted-average common shares outstanding used in the calculation of unaudited pro forma basic and diluted net income (loss) per share for the year ended December 31, 2025 have been prepared to reflect the adjustments described in the section titled “Unaudited Pro Forma Condensed Combined Financial Information”. See that section for details of the adjustments made to arrive at pro forma basic and diluted net income per share and weighted-average shares outstanding.

	As of December 31, 2025
(in thousands)	Actual	Pro Forma(1)	Pro Forma as Adjusted(2)(3)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$92,686
Restricted cash	4,587
Working capital(4)	127,878
Total assets	489,940
Total liabilities	148,857
Redeemable preferred stock	447,586
Common stock	2
Additional paid-in-capital	39,336
Accumulated deficit	(145,841)
Total stockholders’ deficit	(106,503)
______________
(1)The pro forma column above reflects:
•the issuance of 995,309 shares of Series E Preferred Stock for net proceeds of $            million subsequent to December 31, 2025;
•the automatic conversion of all outstanding shares of our convertible preferred stock (including shares of Series E Preferred Stock issued subsequent to December 31, 2025) into 68,987,988 shares of our common stock in connection with the closing of this offering; and
•the issuance of            shares of our common stock in connection with the Warrant Net Exercises (based on the assumed initial public offering price of $               per share, the midpoint of the price range set forth on the cover page of this prospectus).
(2)The pro forma as adjusted column above gives effect to:
•the pro forma adjustments set forth above; and
•the sale and issuance by us of               shares of our common stock in this offering, based upon the assumed initial public offering price of $               per share, which is the midpoint of the offering price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us; and
•the repayment of indebtedness as described in “Use of Proceeds”.
(3)Each $1.00 increase (decrease) in the assumed initial public offering price of $               per share, which is the midpoint of the offering price range set forth on the cover page of this prospectus, would increase (decrease) the amount of our pro forma as adjusted cash and cash equivalents, working capital, total assets, and total stockholders’ (deficit) equity by $               million, assuming that the number of shares of our common stock offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting underwriting discounts and commissions. An increase (decrease) of 1.0 million shares in the number of shares offered by us would increase (decrease), as applicable, the amount of our pro forma as adjusted cash and cash equivalents, working capital, total assets, and total stockholders’ (deficit) equity by $               million, assuming the assumed initial public offering price remains the same, and after deducting underwriting discounts and commissions. Pro forma adjustments in the footnotes above and the related information in the balance sheet data are illustrative only and may differ from actual amounts based on, among other things, the actual initial public offering price and other terms of this offering determined at pricing.
(4)Working capital is defined as current assets less current liabilities.
Key Performance Indicators and Non-GAAP Financial Measures
We review a number of operating and financial metrics, including the following key performance indicators and non-GAAP financial measures to evaluate our business, measure our performance, identify trends affecting our business, formulate financial projections, and make strategic decisions. See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Performance Indicators and Non-GAAP Financial Measures” for additional information regarding our key business metrics and for additional information and reconciliations of our non-GAAP financial measures to the most directly comparable financial measures prepared in accordance with GAAP.

($ in thousands)	As of and for the Year ended December 31, 2025	As of and for the Year ended December 31, 2024
Backlog(1)	$302,719	$44,098
Net Income (Loss)	2,673	(28,997)
Adjusted EBITDA(2)	24,768	(6,349)
Net Cash (Used In) Provided by Operating Activities	(17,339)	11,966
Free Cash Flow(2)	(28,406)	(23,785)
______________
(1)Our backlog represents the portion of legally binding contracts that are expected to result in future revenue. Backlog may also include change orders for any contracts that have been formally contracted. This includes firm contracts that contain remaining performance obligations, including the cancellable portion of the contract value for contracts that provide the customer with a right to terminate for convenience without incurring a substantive termination penalty. Backlog also can include up to the remaining ceiling on single award IDIQ contracts where no task orders have been issued. Backlog excludes the value of unexercised options to extend contracts, the value of multi-award IDIQ contracts, and the value of any contracts, or a portion thereof, where management deems execution to be unlikely to result in revenue due to customer-specific or other factors.
(2)Adjusted EBITDA and Free Cash Flow are non-GAAP financial measures.

RISK FACTORS
Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information contained in this prospectus, including our consolidated financial statements and related notes included elsewhere in this prospectus and the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” before making an investment decision. The risks described below are not the only ones we face. Additional risks and uncertainties that we are unaware of, or that we currently believe are not material, may also become important factors that affect us. If any of the following risks are realized, our business, financial condition, results of operations and prospects could be materially and adversely affected. In that event, the price of our common stock could decline and you could lose part or all of your investment.
Risks Related to Our Business and Industry
We have a limited operating history in an evolving industry, which makes it difficult to forecast our revenue, plan our expenses, and evaluate our business and future prospects.
We have a limited operating history in a rapidly evolving industry that may not continue to develop in a manner that we expect or that otherwise would be favorable to our business. For example, we are the first commercial provider of space-based SIGINT, and we deliver capabilities once limited to classified domains. While our business has grown rapidly, and much of that growth has occurred in recent periods, including through acquisitions, the global RF exploitation market may not continue to develop in a manner that we expect or that otherwise would be favorable to our business. As a result of our limited operating history and ongoing changes in our rapidly evolving industry, including evolving demand for our products and services from government and commercial customers, our ability to forecast our future results of operations and plan for and model future growth is limited and subject to a number of uncertainties.
We have encountered and expect to continue to encounter risks and uncertainties frequently experienced by growing companies in rapidly evolving industries, such as the risks and uncertainties described herein. Accordingly, we may be unable to prepare accurate internal financial forecasts or replace anticipated revenue that we do not receive, and our results of operations in future reporting periods may be below the expectations of investors or analysts. If we do not address these risks successfully, our results of operations could differ materially from our estimates and forecasts or the expectations of investors or analysts, causing our business to suffer and our common stock price to decline.
We may not be able to generate, sustain, and manage our growth due to a variety of external factors.
Since our founding in 2015, we have experienced rapid growth, which has placed, and may continue to place, significant demands on our management, sales and marketing, administrative, financial, research and development, and other resources. Additionally, our organizational structure is becoming more complex as we scale our operational, financial, and management controls, as well as our reporting systems and procedures. We may not be able to maintain or accelerate our growth rate, manage our expanding operations effectively or achieve planned growth on a timely or profitable basis. Failure to manage our anticipated growth could negatively affect our reputation and harm our ability to attract new customers and to grow our business.
We intend to scale and expand our operations significantly with the aim of continuously launching new satellites, developing new algorithms, and expanding our emitter database. To properly manage our growth, we will need to hire and retain additional personnel, upgrade our existing operational management and financial and reporting systems, and improve our business processes and controls. If our operations continue to grow as planned, we will need to expand our sales and marketing, research and development, customer and commercial strategy, products and services, supply, manufacturing, information technology, and security functions. We will also need to continue to leverage our operational systems and processes, and there is no guarantee that we will be able to scale the business as currently planned or within the planned timeframe. The continued expansion of our business may also require additional manufacturing and operational facilities, as well as space for administrative support. Additionally, our continued growth could increase the strain on our resources and we could experience operating difficulties, including difficulties in hiring, training and managing an increasing number of employees. These difficulties may result in the erosion of our brand image, divert the attention of management and key employees, and impact financial and operational results. If we are unable to drive commensurate growth, these costs could result in decreased margins, which could have a material adverse effect on our business, financial condition, and results of operations.
Our success and revenue growth depend on several factors, many of which are out of our control.
We believe our success and revenue growth depends on several factors, many of which are out of our control, including our ability to:
•negotiate and execute contracts with our U.S. Government and allied international government customers;
•identify and complete acquisitions and integrate acquired companies, including personnel, systems, and business processes;
•scale our revenue and achieve the operating efficiencies necessary to achieve and maintain profitability;
•anticipate and respond to changing customer requirements;
•anticipate and respond to macroeconomic changes, including changes in U.S. foreign affairs, global security, relationships between the United States and its allies, and changes in the markets for items related to our services and products generally;
•improve and expand our operations and information systems;
•successfully compete against existing competitors and the status quo;
•manage and improve our business processes in response to changing business needs;
•effectively scale our operations while maintaining high customer satisfaction;
•hire, train, and retain talented employees at all levels of our business;
•avoid or manage interruptions in our business from information technology downtime, cybersecurity breaches, and other factors affecting our physical and digital infrastructure;
•adapt to changing conditions in our industry;
•comply with stringent and evolving regulations applicable to our business;
•develop new technologies;
•control expenses and investments in anticipation of expanded operations;
•upgrade the existing operational management and financial reporting systems and team to comply with requirements as a public company; and
•implement and enhance administrative infrastructure, systems, and processes.
If we are unable to accomplish any of these tasks, our revenue growth will be harmed. We also expect our operating expenses to increase in future periods, and if our revenue growth does not increase to offset these anticipated increases in our operating expenses, our business, results of operations, and financial condition will be harmed, and we may not be able to achieve or maintain profitability.
We have a history of losses, we anticipate increasing operating expenses in the future, and we may not be able to continue to achieve and maintain profitability.
Prior to the year ended December 31, 2025, we had experienced net losses in each year since our founding in 2015. We may not continue to achieve or maintain profitability in the future. Because the markets in which we operate are evolving, it is difficult for us to predict our future results of operations. As we continue to develop our business, we expect our operating expenses to significantly increase as we make investments or acquisitions, expand our operations and infrastructure, develop and introduce new technologies, and hire additional personnel. These efforts may be more costly than we expect and may not result in revenue growth or increased efficiency. When we become a public company, we will incur additional significant legal, accounting, and other expenses that we did not incur as a private company. We may also encounter unforeseen or unpredictable factors, including adverse macroeconomic conditions, unforeseen operating expenses, or other complications or delays, which may result in increased costs, or cause us to generate less revenue from our customers than we anticipated. If our revenue does not increase to offset these expected increases in our operating expenses, we will not be profitable in future periods. Any of the foregoing could have a material adverse effect on us. We cannot make any assurances that we will ever achieve or sustain profitability and may continue to incur significant losses going forward. Any failure by us to achieve or sustain profitability on a consistent basis could cause the value of our common stock to decline.
The market for our products and services is relatively novel and may not achieve the size that we expect within the time frame we expect or at all.
The market for our products and services has not been established with precision, as the commercialization of SIGINT and RF spectrum exploitation is a relatively recent development and continues to evolve rapidly. Our estimates of TAM are based on the Renaissance Study and reflect a variety of assumptions which include, among other things, expected growth in the number and deployment of sensors across domains, expansion of support services, and significant government demand, each of which is inherently uncertain and subject to change. Such assumptions may prove to be inaccurate, incomplete or overly optimistic. These estimates may be materially overstated, may not develop as projected or may not be indicative of revenue growth or future demand. Any failure of the market to grow as anticipated, or of our business to capture or maintain a share of that market, could materially and adversely affect our business, financial condition, results of operations, and prospects.
Any failure of our platform to meet customer expectations, integrate into customer workflows, or perform as intended could harm our business, results of operations, and financial condition.
Our business depends on the performance and improvement of our proprietary signals processing platform, algorithms, and analytics capabilities. Maintaining the ability to detect and locate known emitters, as well as finding new emitters our customers need, can be a complex and challenging development activity. Inability to meet the unique needs of our customers may result in customer dissatisfaction and/or damage to our reputation, which could materially harm our business. The potential commercial applications of our platform may be more limited than we anticipate. Further, the proper use of our platforms may require training of the customer and the initial or ongoing services of our engineers and solutions architects over the contract term. If training and/or ongoing services require more of our expenditures than we originally estimated, our margins may be lower than projected. If our customers are not well trained in the use of our platform, customers may defer the deployment of our platform and services, may deploy them in a more limited manner than originally anticipated, or may not deploy them at all, which could negatively impact our business, results of operations, and growth prospects.
In addition, if our customers do not use our platforms correctly or as intended, inadequate performance or outcomes may result. It is possible that our platform may also be intentionally misused or abused by customers or third parties who obtain access and use of our platform. Because our customers rely on our platform and services to provide mission-critical capabilities for defense and intelligence applications, the incorrect or improper use or configuration of our platform, failure to properly train customers on how to efficiently and effectively use our platform, or failure to properly provide implementation or analytical or maintenance services to our customers may result in contract terminations or non-renewals, reduced customer payments, negative publicity, or legal claims against us, which could adversely affect our business, results of operations, and financial condition.
Our future revenue and operating results are dependent on our ability to attract new customers, generate a sustainable order rate for our products and services, and develop new technologies to address the needs of our customers.
Our financial performance is dependent on our ability to attract new customers and generate sustainable demand for our products and services. This can be challenging and may fluctuate on an annual basis. For example, some of our U.S. Government contracts are IDIQ contracts, which do not guarantee revenue. While these contracts define the period of performance and scope of work, they do not guarantee that we will receive any specific volume of task orders. If we are unsuccessful in receiving individual orders, our financial results could be materially adversely affected. In addition, our customers’ requirements change and evolve rapidly. If we are unable to attract new customers or execute existing contracts as expected, our business, results of operations and financial position could be further adversely affected.
The markets in which we operate are characterized by changing technology and evolving industry standards, and we may not be successful in identifying, developing, and marketing products and services that respond to rapid technological change, evolving technical standards and systems developed by others. Our competitors may develop technology that better meets the needs of our customers. Failure to respond in a timely and cost-effective way to these technological developments would result in serious harm to our business and operating results. For example, certain U.S. Government systems demand ultra-low latency, and as such we are developing our real-time, tactical SIGINT product to reduce end-to-end latency from hours to minutes. If we are unable to deliver favorable economics, scalability, ultra-low latency, and high resilience, our ability to meet the needs of our customers may be adversely affected, which could have a negative impact on our business. If we fail to develop, manufacture, and market innovative technologies or services that meet customers’ requirements or our technologies and services fail to achieve market acceptance more rapidly as compared to our competitors, our ability to attract new users or procure new contracts could be negatively impacted, our business may not continue to grow in line with historical rates or at all and our business, financial condition, and results of operations could be materially and adversely affected.
As we seek to meet rising demand for dedicated or sovereign systems by offering customized satellite clusters, bespoke algorithms, and specialized RF payloads, we may face significant technical, operational, and integration challenges that could delay or prevent successful deployment. Our ability to deliver these purpose-built systems, often requiring secure ground infrastructure, low-latency payloads and end-to-end capability within a customer’s region, depends on complex engineering, supply chain performance and alignment with national security architectures. If we are unable to design, deliver, or operate these systems as intended, anticipated demand for our offerings, including expected incremental recurring revenue from dedicated-capacity models, may not materialize and our growth prospects could be adversely affected.
Moreover, AI technologies have rapidly developed, and our business may be adversely affected if we cannot continue to successfully integrate AI into our platform and optimize our AI analytics algorithms in a timely, cost-effective, compliant, and responsible manner. In addition, our competitors may more successfully integrate AI technology in a way that better meets the needs of our potential customers. Moreover, if we were to use AI and the content, analyses, or recommendations that AI applications assist in producing are or are alleged to be deficient, inaccurate, or biased, our business, financial condition and results of operations may be adversely affected. The rapid evolution of AI, including potential government regulation of AI, will require significant resources to develop, test, and maintain our platform, offerings, services, and features to help us implement AI ethically to minimize unintended, harmful impact.
In addition, we believe that, in order to remain competitive in the future, we will need to continue to invest significant financial resources to develop new offerings and technologies or to adapt or modify our existing offerings and technologies, including through internal research and development, acquisitions and joint ventures, or other teaming arrangements. These expenditures could divert our attention and resources from other projects, and we cannot be sure that these expenditures will ultimately lead to the timely development of new offerings and technologies or identification of and expansion into new markets.
Our current and future acquisitions, dispositions or strategic transactions may fail to successfully integrate with our business activities or fail to deliver the expected return on investment and could have a material adverse effect on us.
The success of our acquisitions will depend, in part, on our ability to realize the anticipated benefits from integrating their business with ours. On December 15, 2023, we acquired 100% of the outstanding shares of capital stock of Aurora, which thereafter became a wholly-owned subsidiary of HawkEye 360, Inc. Additionally, on December 18, 2025, we acquired 100% of the outstanding shares of capital stock of ISA, which thereafter became a wholly-owned subsidiary of HawkEye 360, Inc. The success of these acquisitions will depend on our ability to expand our product capabilities to provide an integrated SIGINT solutions platform, apply new analytics capabilities to our satellites and expand our processing capabilities to support existing unclassified capabilities and unlock access to classified programs for dedicated systems for the U.S. Government. We have devoted and continue to devote substantial management attention and resources to the integration of business practices and operations so that we can fully realize the anticipated benefits of acquisitions, including cost and revenue synergies. Nonetheless, difficulties may arise that could impede our ability to achieve such synergies, including the loss of key talent that may be difficult to replace. As a result, the anticipated benefits of acquisitions may take longer to realize, may not be fully realized, or may cost more than expected, which could materially and adversely affect our business, results of operations or financial condition, as well as adversely impact our share price.
We also expect to make additional acquisitions in the future. The acquisition of businesses, offerings, technologies or talent that we believe could complement or expand our business platform, enhance our technical capabilities, or offer growth opportunities may not occur as planned. In addition, such acquisitions may divert the attention of management and cause unexpected expenses related to identifying, investigating and pursuing suitable acquisitions, whether or not they are consummated. Furthermore, there are inherent risks in integrating and managing acquisitions, and we may not be able to assimilate or integrate the acquired personnel, operations, solutions, and technologies successfully, or effectively manage the combined business following the acquisition. Additionally, we may not achieve the anticipated benefits or synergies from the acquired business due to a number of factors, including, without limitation:
•unanticipated costs or liabilities associated with the acquisition, including claims related to the acquired company, its offerings, existing contractual arrangements, or technology;
•incurrence of acquisition-related expenses, which would be recognized as a current period expense;
•inability to generate sufficient revenue to offset acquisition or investment costs;
•inability to maintain relationships with customers and partners of the acquired business;
•challenges with incorporating acquired technology and intellectual property or other proprietary rights into our platform and maintaining quality and security standards consistent with our brand;

•inability to identify security vulnerabilities in acquired technology prior to integration with our technology and platform;
•inability to achieve anticipated synergies or unanticipated difficulty with integration into our corporate culture;
•delays in customer purchases due to uncertainty related to any acquisition;
•the need to integrate or implement additional controls, procedures and policies;
•challenges caused by distance, language, and cultural differences;
•harm to our existing business relationships with business partners and customers as a result of the acquisition;
•potential loss of key employees;
•use of resources that are needed in other parts of our business and diversion of management and employee resources;
•inability to recognize acquired deferred revenue in accordance with our revenue recognition policies; and
•use of substantial portions of our available cash or the incurrence of debt to consummate the acquisition.
Acquisitions also increase the risk of unforeseen legal liability, including for potential violations of applicable law or industry rules and regulations, arising from prior or ongoing acts or omissions by the acquired businesses that are not discovered by due diligence during the acquisition process. We may have to pay cash, incur debt or issue equity or equity-linked securities to pay for any future acquisitions, each of which could adversely affect our financial condition or the market price of our stock. The sale of equity or issuance of equity-linked debt to finance any future acquisitions could result in dilution to stockholders. The incurrence of indebtedness would result in increased fixed obligations and could also include covenants or other restrictions that would impede our ability to manage our operations. Any of the foregoing could have a material adverse effect on us.
Our sales cycles can be long and unpredictable, and our sales efforts require considerable time and expense, which contribute to the unpredictability and variability of our financial performance and may adversely affect our profitability.
The timing of our sales and related revenue recognition is difficult to predict because of the length and unpredictability of the sales cycle for our products and services. We are often required to spend significant time and resources to better educate and familiarize potential customers with the value proposition of our products and services. Decisions to purchase a license for access to and use of our data and information products and services are often subject to a variety of other considerations that may extend the length of our sales cycle, including timing of our customers’ budget cycles and approval processes, budget constraints, extended negotiations, user surveys, administrative processing, development and publication of competitive procurement solicitations and adjudication to award, and other delays. In particular, government departments and agencies, both in the U.S. and in other countries, generally evaluate our products for critical, strategic applications. As a result, the piloting, testing, and evaluation process can be extensive, and orders are often dependent on the availability of sufficient budgeted funds.
The length of our sales cycle, from initial demonstration to sale of our products and services, tends to be long and varies substantially from customer to customer. In the United States, our sales cycles may be extended if the U.S. Government is required to operate on funding levels equivalent to its prior fiscal year pursuant to a “continuing resolution.” Our international government customers have varying degrees of procurement administration resources and maturity of their procurement administrations, and capacity building is sometimes necessary to bridge gaps for emerging partners, which can make the sales cycle a long and resource intensive exercise as compared to U.S. enterprise standards. In addition, because decisions to purchase our platforms involve significant financial commitments, potential customers generally evaluate our platforms at multiple levels within their organization, each of which often have specific requirements, and typically involve their senior management. Additionally, changes in government officials may result in us losing project champions and requiring us to re-start the engagement cycle with new officials. As a result, it is difficult to predict when or if a sale to a potential customer will occur. All of these factors can contribute to fluctuations in our financial performance and increase the likelihood that our operating results in a particular quarter will fall below investor expectations. If we are unsuccessful in closing sales after expending significant resources, or if we experience delays for any of the reasons discussed above, our future revenue and operating expenses may be materially adversely affected.
If our existing customers do not make subsequent purchases from us or renew their contracts with us, or if our relationships with our largest customers are impaired or terminated, our revenue could decline, and our results of operations could be adversely impacted.
We derive a significant portion of our revenue from existing customers that expand their relationships with us. Our contracts typically begin with a “test and evaluate” phase and then expand to operational contracts for a subset of products, before expanding to additional products and a greater scope of analytics. Increasing the size and number of our existing customers is a major part of our growth strategy. We may not be effective in executing this or any other aspect of our growth strategy. Additionally, our customers may choose to reduce their spend with us or terminate their agreements with us, which would reduce our anticipated future payments or revenue from these customers and could require us to refund previously paid amounts to these customers.
Our contract terms with our customers vary significantly in length and in certain cases require the customer to opt-in to extend the term due to procurement requirements. Our customers have no obligation to renew, upgrade, or expand their contracts with us after the terms of their existing contracts have expired. In addition, many of our customer contracts permit the customer to terminate their contracts with us with notice periods of varying lengths, and our contracts with U.S. Government customers may be terminated for convenience. If one or more of our customers terminate their contracts with us, whether for convenience, for default in the event of a breach by us, or for other reasons specified in our contracts, as applicable; if our customers elect not to renew their contracts with us; if our customers renew their contractual arrangements with us for shorter contract lengths or for a reduced scope; or if our customers otherwise seek to renegotiate terms of their existing contracts on terms less favorable to us, our business and results of operations could be adversely affected. This adverse impact would be even more pronounced for customers that represent a material portion of our revenue or business operations.
Our ability to renew or expand our customer relationships may decrease or vary as a result of a number of factors, including our customers’ satisfaction or dissatisfaction with our products and services, the frequency and severity of errors or disruptions in our products and services, our pricing, the effects of general economic conditions, competitive offerings or alternatives, reductions in our customers’ spending levels, or the impact of regulatory restrictions. Our business, financial condition, and results of operations would be adversely affected if we face difficulty collecting our accounts receivable from our customers or if we are required to refund customer deposits. Achieving renewal or expansion of customer relationships may require us to increasingly engage in sophisticated and costly sales efforts that may not result in additional sales. In addition, our customers’ decisions to expand the use of our products and services depends on a number of factors, including general economic conditions, the quality of our products and services, and our customers’ satisfaction with our products and services. If our efforts to expand within our existing customer base are not successful, our business may suffer.

We may experience losses from fixed-price contracts.
We generate revenue from single and multi-year fixed-price contracts with some of our customers, pursuant to which we have agreed to perform the work for a fixed price and, accordingly, realize all of the profit or loss resulting from variations in the costs of performing the contract. These contracts carry the risk of potential cost overruns because we assume the entire cost burden. As a result, we assume greater financial risk on fixed-price contracts than on other types of contracts because if we do not estimate costs accurately or control costs during performance of a fixed-price contract, it may significantly reduce our net profit or cause a loss on the contract. Unforeseen events, such as technological difficulties, fluctuations in the price of raw materials, significant increases in or sustained periods of increased inflation, or problems with our suppliers and cost overruns, can result in the contractual price becoming less favorable or even unprofitable to us over time. Under our fixed-price contracts, we commit to delivering a specified number of customer-tasked signal collections. If any of these collections fail, we may be required to re-process such collections at our own expense. We cannot assure you that our estimates will be adequate or that substantial losses on fixed-price contracts will not occur in the future. Further, certain of our contracts do not permit us to recover increases in raw material prices, taxes, or labor costs, which could further decrease our profitability with respect to such contracts.
Our customers also may seek to negotiate non-traditional contract provisions or contract types. These risks may cause us not to bid on certain future programs, which could adversely affect our future growth prospects and financial performance. In addition, even if we effectively manage program life-cycle and sustainment costs and meet customer affordability targets, our customers may elect to recompete programs at the end of existing contracts, which may result in a lost business opportunity or reduce operating margins. From time to time, the U.S. Government also has proposed contract terms, imposed internal policies, or taken positions that represent fundamental changes from historical practices. Any of the risks described above could materially and adversely affect us.
We operate in competitive industries.
We operate in highly competitive industries that are evolving, and many of our competitors and potential competitors are larger and have substantially greater resources than we have. Our products and services compete with satellite and data collection, processing and analytics products and services offered by a range of private and government providers, including our customers’ existing internal systems. Our current or future competitors may have significant advantages, including, among other things, strong customer relationships, more experience with regulatory compliance, greater financial and management resources, and access to technologies not available to us. Our current and future competitors may be able to adapt more quickly to changing technology or market conditions or may be able to devote greater resources to the development, promotion, and sale of their products. Such competitors may also have ready access to capital to fund their activities, which could provide a competitive advantage relative to us, as we will need financing to fund our development activities. In addition, competition may increase and intensify as more or larger competitor companies, including those formed through joint ventures, or consolidation, enter our markets. Additionally, we may be required to make substantial additional investments in our research, development, services, marketing, and sales functions in order to respond to competition and maintain and expand our market share, and there can be no assurance that we will be able to compete successfully in the future.
Further, many of our contracts and task orders with the federal government are awarded through a competitive bidding process, which is complex and sometimes lengthy. To the extent there is any reduction in the overall number of government contracts, as a result of shifting government priorities or otherwise, we may face increased competition. Additionally, due to competitive pricing pressures, such as new product introductions by us or our competitors, the selling price of our products and services may decrease. If we are unable to offset decreases in our average selling prices by increasing our sales volumes or by adjusting our product mix, our revenue and operating margins may decline and our financial position may be harmed.

The U.S. Government and international governments may develop, construct, launch and operate their own satellites with SIGINT capacity and other capabilities comparable or similar to ours, which could reduce their need to rely on us and other commercial suppliers. In addition, such governments could sell or provide free of charge data from their satellites and thereby compete with our products and services.
In addition, our international competitors currently may benefit from protective measures by their home countries where governments are providing financial support, including significant investments in the development of new technologies or the imposition of trade restrictions. Government support of this nature greatly reduces the commercial risks associated with technology development activities for these competitors.
Some of our competitors have made or could make acquisitions of businesses that allow them to offer more competitive and comprehensive solutions. As a result of such acquisitions, our current or potential competitors may be able to accelerate the adoption of new technologies that better address customer needs, devote greater resources to bring these products and services to market, initiate or withstand substantial price competition, or develop and expand their product and service offerings more quickly than we do. These competitive pressures in our market or our failure to compete effectively may result in fewer orders, reduced revenue and margins, and loss of market share. If we are unable to compete successfully, or if competing successfully requires us to take costly actions in response to the actions of our competitors, our business, financial condition, and results of operations could be adversely affected.
If we are not able to maintain and enhance our brand and reputation, including as a result of news and social media coverage on any incident involving us, our competitors, or our customers, our business and results of operations may be adversely affected.
Our business depends on our reputation as a trusted SIGINT partner to U.S. Government defense, intelligence, and national security agencies and allied international government customers. To continue to be successful, we must maintain and enhance our brand identity and reputation. The successful promotion of our brand depends upon our ability to continue to offer high-quality products and services, maintain strong relationships with our U.S. and international government customers, and others, while differentiating our platform from those of our competitors.
Unfavorable media coverage may adversely affect our brand and reputation. We are at risk of adverse publicity stemming from any public incident involving us, our employees, our competitors or customers. Even an isolated incident or the aggregate effect of individually insignificant incidents can erode trust and confidence, particularly if such incident or incidents result in adverse publicity, governmental investigations, or litigation. Any reputational harm to our business or industry could tarnish our brand or cause customers with existing contracts with us to cancel their contracts, and lead to a material adverse effect on our business, and financial condition and results of operations. The insurance we carry may be inapplicable or inadequate to cover any such incident, accident, or catastrophe. In the event that our insurance is inapplicable or not adequate, we may be forced to bear substantial losses from such incident, adverse media, or accident.
Additionally, publicly available information regarding our business has historically been limited, in part due to the sensitivity of our work with customers or contractual requirements limiting or preventing public disclosure of certain aspects of our work or relationships with certain customers. As our business grows, we may attract attention from news and social media outlets, including unfavorable coverage and public criticism, including from political and social activists. If such news or social media coverage presents, or relies on, inaccurate, misleading, incomplete, or otherwise damaging information regarding us or our leadership, such coverage could damage our reputation in the industry and with current and potential customers, employees, and investors, and our business, financial condition, results of operations, and growth prospects could be adversely affected. Due to the sensitive nature of our work and our confidentiality obligations, we may be unable to or limited in our ability to respond to such harmful coverage. Actions we may take in response to media coverage, activism, or to protect from security risks, may divert resources and our management’s attention, increase certain operating expenses, and further affect our public perception. Any harm to our reputation could cause certain customers to cease doing business with us or impair our ability to attract new customers, diminish our ability to recruit, hire, or retain employees; undermine our standing in professional communities to which we contribute and from which we receive expert knowledge; or prompt us to cease doing business with certain customers. Any of these factors could adversely impact our business, financial condition, and results of operations.
We have limited experience with respect to determining the optimal prices and pricing structures for our products and services.
We have in the past changed, and expect that we may need to, in the future, change our pricing model from time to time, including as a result of competition, global economic conditions, reductions in our customers’ spending levels generally, changes in product mix, pricing studies or changes in how information technology infrastructure is broadly consumed. Similarly, as we introduce new products and services, or as a result of the evolution of our existing products and services, we may have difficulty determining the appropriate price structure for our products and services. In addition, as new and existing competitors introduce new products or services that compete with ours, or revise their pricing structures, we may be unable to attract new customers at the same price or based on the same pricing model as we have used historically. Moreover, as we continue to target selling our products and services to larger organizations, these larger organizations may demand substantial price concessions. As a result, we may be required from time to time to revise our pricing structure or reduce our prices, which could adversely affect our business, financial condition, and results of operations.
At times, we rely on a single vendor or a limited number of vendors to provide certain key products or services and the inability of these key vendors to meet our needs could have a material adverse effect on our business.
Historically, we have contracted with a single vendor or a limited number of vendors to provide certain key products or services, such as computing infrastructure, launch services, satellite components, ground network services and low-latency broadband connectivity. In addition, our manufacturing operations depend on specific technologies and companies for which there may be a limited number of vendors. Our business, financial position, and results of operations may be adversely affected if these vendors are unable to meet our needs because they fail to perform adequately, are unable to satisfy new technological requirements, or are unable to dedicate engineering and other resources necessary to provide the contracted services. While alternative sources for these products, services, and technologies may exist, we may not be able to develop these alternative sources quickly and cost effectively, resulting in unfavorable pricing and delivery timelines, which could materially impair our ability to operate our business. Furthermore, these vendors may request changes in pricing, payment terms or other contractual obligations, which could cause us to make substantial additional investments.
We may not be able to convert our projects in backlog, including funded backlog, into revenue.
Our backlog is comprised of legally binding contracts that are expected to result in future revenue, and include contracts that have been formally contracted, firm contracts that contain remaining performance obligations, including the cancellable portion of the contract value for contracts that provide the customer with a right to terminate for convenience without incurring a substantive termination penalty, and sole source award IDIQ contracts. Backlog includes both single and multi-year awards, and fluctuations in backlog are driven primarily by the timing of large program wins. Our backlog may also include, as of any date of estimation, change orders for any project that have been confirmed, either in writing or verbally, or formally contracted. Change orders may increase or decrease the amount we ultimately bill for a particular project, causing us to realize more or less revenue from a project than was reflected in our backlog as of the date of estimation. Additionally, prior to categorizing a project as part of our backlog, we maintain a running list of projects that are in an advanced stage of active bidding and discussion, including potential change orders for current projects, but for which the customer has not yet confirmed the commercial terms, the value of the contract and/or the scope of our work. These projects are tracked for project planning and budgeting of the business. Once the terms of these projects are further progressed in line with our backlog criteria, they are recorded in our backlog.
In general, our customers have the right to cancel their contracts under termination for convenience clauses. If a customer cancels a contract before the full exercise of the agreement, we may not receive the full revenue from these orders, but would recognize revenue under the agreement of our cost basis with reasonable margin to the extent of progress performed on the contract. In addition, our backlog is typically subject to large variations from quarter to quarter and comparisons of backlog from period to period are not necessarily indicative of future revenues. Some contracts comprising the backlog, including funded backlog, are for programs scheduled many years in the future, and the economic viability of contractual counterparties is not guaranteed over time. Moreover, changes in the defense priorities of government customers could cause funding to be reallocated to address other emerging threats. As a result, the contracts comprising our backlog may not result in actual revenue in any particular period, or at all, and the actual revenue from such contracts may differ from our backlog estimates. The timing of receipt of revenues, if any, on projects included in both the funded and unfunded backlog could change because many factors and adjustments to contracts may also occur. The failure to realize some portion of our backlog could adversely affect our financial performance.
In addition, our backlog is subject to meaningful customer concentration risk. As of December 31, 2025, the top ten customers in our backlog represented approximately 96% of the total dollar value of our backlog. Any disruption in our business with those customers, whether as a result of changes in such customers’ demand for products or services, adverse changes in the customer’s industry generally or other challenges in securing or renewing contracts, could have a material adverse impact on us.
We may require additional capital to support business growth, and we cannot be sure that additional financing will be available.
We intend to continue to make investments to support our business growth and may require additional funds to support this growth and respond to business challenges or opportunities, including the need to develop our services, expand our inventory, enhance our operating infrastructure, expand the markets in which we operate and acquire complementary businesses and technologies. We expect to need to engage in equity or debt financings to secure additional funds in the future. If we raise additional funds through further issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution and any new equity securities we issue could have rights, preferences, and privileges superior to those of holders of our common stock. Any debt financing secured by us in the future could involve restrictive covenants relating to our capital-raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities. In addition, we may not be able to obtain additional financing on terms favorable to us, if at all, including for reasons outside our control such as negative economic conditions. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support our business growth and to respond to business challenges could be significantly limited and our business and prospects could fail or be adversely affected.
Adverse global market, economic and political conditions, including military conflicts or terrorist acts, pandemics, and other catastrophic events could have a material adverse effect on us.
Our results of operations are materially affected by market, economic, political conditions, pandemics, and other catastrophic events in the United States and internationally, including inflation, deflation, interest rates, supply chain disruptions, tariffs and trade wars, extended government shutdowns, global political and economic uncertainty, geopolitical tensions, availability of capital, energy and commodity prices, and the effects of governmental initiatives to manage economic conditions. Current or potential customers may delay or decrease spending on our products and services as their business and/or budgets are impacted by economic conditions. The inability of current and potential customers to pay us for our products and services may adversely affect our earnings and cash flows.

Terrorist attacks, actual or threatened acts of war or the escalation of current hostilities, such as the ongoing conflicts between Russia and Ukraine and in the Middle East, rising tensions in the South China Sea, or any other military or trade disruptions impacting our domestic or foreign suppliers or customers, may create volatility and disruption in the United States and global businesses and markets. Although certain aspects of the effects of these conflicts may provide potential new opportunities for our business, we cannot guarantee that the net impact of any such events will not be materially negative or have an adverse impact on our results of operations. In particular, these or other conflicts have led and could lead to further regional instability, market disruptions, embargoes, economic sanctions, geopolitical shifts and adverse effects on macroeconomic conditions, security conditions, currency exchange rates, and the supply chain, which could create or exacerbate risks facing our business, including making it more difficult for us to raise capital.
Moreover, to the extent challenging macroeconomic conditions adversely affect our business, financial condition, and results of operations, these events, alone or in combination, may also have the effect of heightening many of the other risks described in this “Risk Factors” section.
Changes in tax laws, effective tax rates or adverse outcomes from examinations of our income or other tax returns could adversely affect our results of operations and financial condition.
Tax laws are complex and subject to subjective evaluations and interpretative decisions, and we may be subject in the future to tax audits with respect to our compliance with direct and indirect taxes. Changes in tax laws and policies and any changes in our effective tax rates or tax liabilities may materially and adversely affect our financial condition, results of operations and cash flows. Our future effective tax rates could be subject to volatility or adversely affected by a number of factors including:
•changes in the valuation of our deferred tax assets and liabilities;
•expected timing and amount of the release of any tax valuation allowances;
•expansion into or future activities in various jurisdictions;
•the availability of tax deductions, credits, exemptions, refunds and other benefits to reduce tax liabilities;
•tax effects of share-based compensation; and
•changes in tax laws, tax regulations, accounting principles, or interpretations or applications thereof.
Many countries have recently enacted, or are actively considering changes to existing tax laws that, if enacted, could increase our tax obligations and compliance costs. For example, legislation commonly referred to as the One Big Beautiful Bill Act, enacted in 2025 (the “OBBBA”), along with other recent U.S. federal tax reform legislation, has resulted in significant changes to the taxation of business entities, including, among other changes, changes to the taxation of income derived from international operations, changes in the deduction and amortization of research and development expenditures, and limitations on the deductibility of business interest. The Organisation for Economic Co-operation and Development (the “OECD”) has introduced significant changes to the international tax law framework through the Pillar Two rules. These rules were established to create a 15% minimum tax rate for certain multinational enterprises. Many countries to whom we license our data and intelligence products have enacted, or are in the process of enacting, core elements of the Pillar Two rules, and further elements are expected to be enacted in future in these jurisdictions and elsewhere. In August 2022, the Inflation Reduction Act (the “IRA”) was signed into law in the United States. The IRA made a number of changes to U.S. tax laws, including adding a 15% minimum tax on adjusted financial statement income of certain large companies with average book income in excess of $1 billion (the “CAMT”).

While we are not currently within the scope of Pillar Two or the CAMT, we may in future be subject to either or both of them, and therefore suffer higher effective tax rates, potential tax disputes, and adverse impacts to our cash flows, tax liabilities, operating results, compliance costs, and financial position. In addition, legislative and other authorities both in the United States and in other countries regularly consider and may adopt changes to tax law, rules and policies, and we are not able to predict if or when any such changes will be made.
We often rely on generally available interpretations of applicable tax laws and regulations. We cannot be certain that the relevant tax authorities agree with our interpretation of these laws, or with the positions we have taken or intend to take on tax laws applicable to our regular business activities and extraordinary transactions. If our tax positions are challenged by relevant tax authorities, we could face long tax proceedings and the imposition of additional taxes, penalties and interest or the denial of tax benefits, which could require us to pay taxes that we currently do not collect or pay or increase the cost of our services to track and collect such taxes. Any of these risks could increase our cost of operations or our effective tax rate and have a negative effect on our business, financial condition, operating results, and cash flows.
International trade policies, including tariffs, sanctions, and trade barriers may adversely affect our business, financial condition, results of operations and prospects.
Substantial new tariffs, and other restrictive trade policies have created a dynamic and unpredictable trade landscape, which may adversely impact our business.
Current or future tariffs, embargoes, or other restrictive trade measures may significantly raise the costs of raw materials, components or finished goods, which may adversely impact both our product offerings and our operational expenses. Such cost increases may reduce our margins and require us to increase prices, which could harm our competitive position, reduce customer demand and damage customer relationships. Our manufacturers, suppliers, and distribution channels are also affected by the current trade environment, and we may experience supply chain disruptions as a result of increased costs and uncertainty, as well as risks to the long-term viability of key vendors, which may impact our ability to meet customer demand or manage inventory efficiently. Tariff and other trade-related cost pressures and supply chain disruptions may lead to reputational harm if we are unable to deliver products or services on expected timelines or if any price increases are poorly received by customers or business partners. In addition, our customers may be impacted by trade policies, which may result in decreased demand for our products or extended sales cycles as customers assess the impact of evolving trade policies on their operations and face increased costs or decreased revenue due to tariffs and trade restrictions.
Trade disputes, trade restrictions, tariffs, embargoes, sanctions, and other geopolitical tensions between the U.S. and other countries may also exacerbate unfavorable macroeconomic conditions including inflationary pressures, foreign exchange volatility, financial market instability, and economic recessions or downturns, which may also negatively impact customer demand for our products or services, delay purchases or renewals, limit expansion opportunities with customers, limit our access to capital, or otherwise negatively impact our business and operations. Ongoing tariff, trade restrictions and macroeconomic uncertainty has and may continue to contribute to volatility in the price of our common stock.
The complexity of announced or future tariffs may also increase the risk that we or our customers or suppliers may be subject to civil or criminal enforcement actions in the U.S. or foreign jurisdictions related to compliance with trade regulations. In addition, retaliatory trade policies or anti-U.S. sentiment in certain regions, including with our allies, whether driven by trade tensions, political disagreements, or regulatory concerns may make customers, foreign governments, and investors more hesitant to engage with, purchase from or invest in U.S. firms. This may lead to increased preference for local competitors, changes to government procurement policies, heightened regulatory scrutiny, decreased intellectual property protections, delays in regulatory approvals or other retaliatory regulatory non-tariff policies, which may result in heightened international legal and operational risks and difficulties in attracting and retaining non-U.S. customers, suppliers, employees, partners, and investors.
Ongoing uncertainty regarding trade policies may also complicate our short- and long-term strategic planning, and that of our partners and customers, including decisions regarding hiring, product strategy, capital investment, supply chain design, and geographic expansion.
While we continue to monitor trade developments, the ultimate impact of these risks remains uncertain and any prolonged economic downturn, escalation in trade tensions, or deterioration in international perception of U.S.-based companies could materially and adversely affect our business, results of operations, financial condition and prospects. In addition, tariffs, and other trade developments have and may continue to heighten the risks related to the other risk factors described elsewhere in this prospectus.
We may not enter into relationships with potential customers if we consider their activities to be inconsistent with our organizational mission or values.
We do not enter into business with customers or governments whose positions or actions we consider inconsistent with our mission or values as a partner of the United States and its allies, committed to advancing national interests. Our decisions to not enter into these relationships may not produce the long-term financial benefits and results that we expect, in which case our growth prospects, business, and results of operations could be harmed. Although we endeavor to do business with customers and governments that are aligned with our mission and values, we cannot predict how the activities and values of our government and private sector customers will evolve over time, and they may evolve in a manner inconsistent with our mission and/or the national interests of the United States and its allies.
Subscription-based revenues may increase variability and reduce the predictability of our results.
We are increasingly offering our data and analytics through subscription-based arrangements, rather than on a customer-tasked basis. While subscriptions are intended to provide more predictable and recurring revenues over time, our results will depend on our ability to attract new subscribers and retain and renew existing subscriptions at anticipated levels. Subscribers may choose not to renew, may cancel or downgrade their subscriptions or may reduce usage in response to budgetary constraints, changes in mission requirements, procurement cycles or perceptions of the value of our offerings relative to alternative data sources.
In addition, subscription contracts may be subject to termination for convenience, non-appropriation or similar rights, particularly in the case of government or government-adjacent customers, and may involve fixed pricing or usage limitations that constrain our ability to offset cost increases or fluctuations in demand. If we are unable to maintain high renewal rates, effectively manage churn or successfully transition customers from task-based purchases to subscription models, our revenue, cash flows and operating results could become more volatile and could be adversely affected.
Risks Related to Our Government Contracts
The majority of our business depends on sales to the public sector, and our failure to receive and maintain government contracts or changes in policies of the public sector has adversely affected and could continue to adversely affect our business, results of operations, financial condition, and growth prospects.
We derive the majority of our revenue from contracts with U.S. and international governments and government agencies, and we believe that the success and growth of our business will continue to depend on our successful procurement of government contracts. Our actual or perceived relationship with the U.S. Government could adversely affect our business prospects in certain non-U.S. geographies or with certain non-U.S. Governments, agencies or other customers, including as a result of geopolitical tensions, changes in U.S. foreign policy or national security priorities, or efforts by the U.S. Government to restrict our foreign business activities. Sales to such government agencies are subject to a number of challenges and risks. Selling to government agencies can be highly competitive, expensive, and time-consuming, often requiring significant upfront time and expense without any assurance that these efforts will generate a sale. We also must comply with laws and regulations relating to the formation, administration, and performance of contracts, which provide public sector customers rights, many of which are not typically found in commercial contracts. Accordingly, our business, financial condition, results of operations, and growth prospects may be adversely affected by certain events or activities, including:
•changes in fiscal or contracting policies or decreases in available government funding, including as a result of efforts by the federal government to analyze and enhance its operational efficiency;
•changes in government programs or applicable requirements;
•restrictions in the grant of personnel security clearances to our employees;
•ability to achieve or maintain facility clearances required to perform on classified contracts for U.S. federal government and non-U.S. government agencies;
•government investigations and inquiries, which could result in fines and penalties;
•ability to achieve or maintain one or more government certifications;
•changes in the political environment, including before or after a change to the leadership within the government administration, or due to ongoing conflicts such as the Russia-Ukraine conflict and related economic sanctions, the ongoing conflict and regional instability in the Middle East, rising tensions in the South China Sea, and any resulting uncertainty or changes in policy or priorities and resultant funding;
•changes in the government’s attitude towards the capabilities that we provide;
•changes in the government’s attitude towards us as a company or our platforms as viable or acceptable software solutions;
•appeals, disputes, or litigation relating to government procurement, including bid protests by unsuccessful bidders on potential or actual awards of contracts to us or our partners by the government;
•the adoption of new laws or regulations or changes to existing laws or regulations, including as may relate to the implementation of AI by federal agencies;
•budgetary constraints, including automatic reductions as a result of “sequestration” or similar measures and constraints imposed by any lapses in appropriations for the federal government or certain of its departments and agencies, for example in connection with an extended federal government shutdown;
•influence by, or competition from, third parties with respect to pending, new, or existing contracts with government customers;
•changes in political or social attitudes with respect to security or data privacy issues;
•potential delays or changes in the government appropriations or procurement processes, including as a result of events such as war, incidents of terrorism, natural disasters, and public health concerns or epidemics; and
•increased or unexpected costs or unanticipated delays caused by other factors outside of our control.

Such events or activities, among others, have caused and could continue to cause governments and governmental agencies to delay or refrain from purchasing our platforms and services in the future, reduce the size or payment amounts of purchases from existing or new government customers, or otherwise have an adverse effect on our business, results of operations, financial condition, and growth prospects.
We depend on the U.S. Government for a substantial portion of our business. Changes in the U.S. Government’s priorities and spending, or delays or reductions in spending, could have a material adverse effect on us.
During the year ended December 31, 2025, 61% of our revenue was derived from contracts with the U.S. Government and its agencies or from subcontracts with other U.S. Government contractors. We cannot predict the impact on existing, follow-on, replacement or future programs from potential changes in the threat and global security environment, defense spending levels, government and budgetary priorities, political leadership, procurement practices and strategy, inflation and other macroeconomic trends, military strategy, or broader changes in social, economic, security, or political demands and priorities.
A significant shift in government priorities, programs, strategies or delays or reductions in spending could have a material adverse effect on us. A significant decline in government expenditures, a shift of expenditures away from programs that support the industry in which we operate or related industries or a change in federal government contracting policies could cause federal government agencies to reduce their purchases under contracts, to exercise their right to terminate contracts at any time without penalty or not to exercise options to renew contracts, any of which could result in decreased sales of our products, and could adversely impact the trading price of our common stock. In addition, if government budgets are not approved in a timely fashion, our U.S. Government customers may not be able to start new programs and may not have adequate funding for existing programs, which could impact the progress in achieving certain milestones under our contracts and our business, results of operations, and financial condition.
Any disruptions in federal government operations could have a material adverse effect on our revenues, earnings, and cash flows. A prolonged failure to maintain significant U.S. Government operations, particularly those pertaining to our business, could materially and adversely affect us. Continued uncertainty related to recent and future extended government shutdowns, the budget and/or the failure of the government to enact annual appropriations, such as long-term funding under a “continuing resolution”, could have a material adverse effect on us. Additionally, disruptions in government operations may negatively impact regulatory approvals and guidance that are important to our operations.
We are subject to certain other unique business risks as a result of supplying services to the U.S. Government.
Companies engaged in supplying intelligence and defense-related services to U.S. Government agencies are subject to business risks specific to such industries. The U.S. Government has continued to reduce the percentage of contracted services in favor of more federal employees through an initiative called “in-sourcing.” U.S. Government in-sourcing could result in loss of business opportunities and personnel. Over time, in-sourcing could have an adverse effect on our business, financial condition, and results of operations. Specifically, as a result of in-sourcing, government procurements for services could be fewer and smaller in the future. In addition, work we currently perform could be in-sourced by the federal government and, as a result, our revenues could be reduced. Moreover, our employees could also be hired by the government. This loss of our employees would necessitate the need to retain and train new employees. Accordingly, the effect of in-sourcing or the continuation of in-sourcing at a faster-than-expected rate could have a material adverse effect on our business, financial condition, and results of operations. Moreover, U.S. Government purchasing regulations contain a number of operational requirements that apply to entities engaged in government contracting. Failure to comply with such government contracting requirements could result in civil and criminal penalties that could have a material adverse effect on our business, financial condition, and results of operations.
If a government inquiry or investigation uncovers improper or illegal activities, we could be subject to civil or criminal penalties or administrative sanctions, including contract termination, fines, forfeiture of fees, suspension of payment, U.S. False Claims Act allegations (which can include civil penalties and treble damages) and suspension or debarment from doing business with U.S. Government agencies, any of which could materially adversely affect our reputation, business, financial condition, and results of operations. The U.S. False Claims Act prohibits, among other things, any person or entity from knowingly presenting, or causing to be presented, a false or fraudulent claim for payment or approval to the federal government or knowingly making, using, or causing to be made or used a false record or statement material to a false or fraudulent claim to the federal government. A claim includes “any request or demand” for money or property presented to the U.S. Government. Intent to deceive is not required to establish liability under the U.S. False Claims Act. In addition, the U.S. False Claims Act includes a whistleblower provision that allows private citizens to bring claims on behalf of the U.S. Government alleging violations of the law. Whistleblowers may be entitled to up to as much as thirty percent (30%) of the government’s financial recovery resulting from such claims. This incentivizes potential whistleblowers to file complaints in federal court, which complaints are relied upon heavily by the government to investigate and prosecute allegations of violations of the U.S. False Claims Act. U.S. enforcement authorities or private whistleblowers acting on behalf of the U.S. Government may file complaints under the U.S. False Claims Act alleging that we have submitted false claims or caused one or more of our customers to submit false claims due to alleged provision of false or misleading information to our customers or other third parties. For example, in September 2025, our subsidiary, ISA, received a civil investigative demand (the “CID”) from the U.S. Department of Justice, Civil Division, in connection with an investigation under the federal U.S. False Claims Act (the “Investigation”). The CID requests information and documents focused on ISA’s compliance with cybersecurity requirements of the U.S. Government in the performance of certain of ISA’s government contracts. We are cooperating with the Investigation. No assurance can be given as to the timing or outcome of the Investigation. Depending on the outcome of the Investigation, there may be a material impact on our business, results of operations, financial condition, or cash flows.
Our contracts with the U.S. Government and certain international customers may be terminated by the U.S. Government and such international customers at any time, which could have a material adverse effect on us.
Government contract laws and regulations can impose terms or obligations that are different than those typically found in commercial transactions. For instance, the U.S. Government may unilaterally:
•suspend us from receiving new contracts based on alleged violations of procurement laws or regulations;
•terminate existing contracts for any reason or no reason at all;
•revoke or refuse to issue required security clearances;
•reduce the value of existing contracts; and
•audit our contract-related costs and fees, including allocated indirect costs.
U.S. Government contracts can be terminated by the U.S. Government at its convenience without notice, and generally, prime contractors have a similar right under subcontracts related to government contracts. Upon termination for convenience of a fixed-price contract, we are usually entitled to receive the purchase price for delivered items. If we enter into cost-reimbursable contracts in the future, upon termination for convenience of such contracts, we would usually be entitled to a portion of the fee plus reimbursement of allowable costs, which would include our cost to terminate agreements with our suppliers and subcontractors. However, U.S. Government programs do not always have sufficient funds appropriated to cover the termination costs if the government were to terminate for convenience. Under such circumstances, the U.S. Government could assert that it is not required to appropriate additional funding, which would negatively affect our expected profit and cash flows.
In the case of our termination for default, the U.S. Government could make claims to reduce the contract value or recover its procurement costs and could assess other special penalties. In addition, a termination arising out of our default may expose us to liability and have a material adverse effect on our ability to compete for future contracts and orders.
Our U.S. Government programs often operate for periods of time under Undefinitized Contract Actions (“UCAs”), which means that we begin performing our obligations before the parties agree to terms, specifications and price. The U.S. Government has (and has exercised in the past) the ability to unilaterally definitize contracts which, absent a successful appeal, obligates us to perform under terms and conditions imposed by the U.S. Government. This can affect our ability to negotiate mutually agreeable contract terms and, if a contract is unilaterally imposed upon us, it may impose burdensome terms and negatively affect our expected profit and cash flows on a program.
Certain of our U.S. Government contracts span one or more base years and include multiple option years. The U.S. Government may decide not to exercise option periods, which could result in a loss of expected sales or profits. In addition, the U.S. Government may decide to exercise option periods for contracts under which it is expected that our costs may exceed the contract price or ceiling, which could result in losses or unreimbursed costs.
In addition to the U.S. Government, many of our contacts with international customers can be terminated at their convenience without notice. The termination of contracts by the U.S. Government or international customers could have a material adverse effect on our business.
U.S. Government contracts subject to a competitive bidding process can consume significant resources without generating any revenue.
We derive significant revenue from U.S. Government contracts that were awarded through a competitive bidding process. Much of the business that we expect to seek in the foreseeable future likely will be awarded through competitive bidding. Competitive bidding presents a number of risks, including the need to bid on programs in advance of the completion of their design, which may result in unforeseen technological difficulties and cost overruns, the substantial cost spent to prepare bids and proposals for contracts that may not be awarded to us; the need to estimate accurately the resources and cost structure that will be required to service any contract we are awarded; and the expense and delay that may arise if our competitors protest or challenge contract awards made to us pursuant to competitive bidding. We may not be provided the opportunity to bid on contracts that are held by other companies and are scheduled to expire if the government extends the existing contract. If we are unable to win contracts that are awarded through a competitive bidding process, our business, results of operations, prospects, and financial condition will be materially adversely affected.
The U.S. Government may procure non-commercial developmental services rather than commercial products, which could materially impact our future U.S. Government business and revenue.
U.S. Government agencies, including our customers, often award large developmental item and service contracts to build custom satellite systems rather than firm fixed-price contracts for commercial products. We sell commercial items and services and do not typically contract for non-commercial developmental services. The U.S. Government is required to procure commercial items and services to the maximum extent practicable in accordance with FASA, 10 U.S.C. § 2377; 41 U.S.C. § 3307, and the U.S. Government may instead decide to procure non-commercial developmental items and services if commercial items and services are not practicable. In order to challenge a government decision to procure developmental items and services instead of commercial items and services, we would be required to file a bid protest at the agency level and/or with the Government Accountability Office. This can result in contentious communications with government agency legal and contracting offices, and may escalate to litigation in federal court. The results of any future challenges or potential litigation cannot be predicted with certainty, however, and any dispute or litigation with the U.S. Government may not be resolved in our favor; moreover, whether or not it is resolved in our favor, such disputes or litigation could result in significant expense and divert the efforts of our technical and management personnel. These proceedings could adversely affect our reputation and relationship with government customers and could also result in negative publicity, which could harm customer and public perception of our business. The enforcement of FASA has resulted in a significant increase in our business with the U.S. federal government. Any change in or repeal of FASA, or a contrary interpretation of FASA by a court of competent jurisdiction, would adversely affect our competitive position for U.S. federal government contracts.
We are subject to procurement laws and regulations, including those that enable the U.S. Government to terminate contracts for any reason or no reason at all. Our business and reputation could be materially and adversely affected if we or those we do business with fail to comply with these laws.
We must comply with laws and regulations relating to the award, administration and performance of U.S. Government contracts. In particular, we are subject to the procurement policies and procedures set forth in the FAR and its agency-specific supplemental regulations. The FAR and its supplements govern aspects of U.S. Government contracting, including contractor qualifications, acquisition procedures, solicitation provisions and contract terms. These and other requirements specific to U.S. Government contracts must be complied with for a contract to be awarded and the FAR provides for audits and reviews of contract procurement, performance and administration. A violation of these laws and regulations by us, our employees or others working on our behalf, a supplier or a joint venture partner could harm our reputation and result in negative consequences, including the imposition of fines and penalties, the termination of our contracts, suspension or debarment from bidding on or being awarded contracts, loss of our ability to export products or perform services and civil or criminal investigations or proceedings. In addition, costs to comply with new government regulations can increase our costs, reduce our margins and affect our competitiveness.
In addition, the U.S. Government could implement procurement policies that negatively impact our profitability or the ability to win new business. Changes in procurement policy favoring more incentive-based fee arrangements, different award fee criteria or government contract negotiation offers based upon the customer’s view of what our costs should be (as compared to our actual costs) may affect the predictability of our profit rates or make it more difficult to compete on certain types of programs.
Our business may be dependent upon our employees obtaining and maintaining required security clearances, as well as our ability to obtain security clearances for the facilities in which we perform sensitive government work.
Certain of our U.S. Government contracts require our employees to maintain various levels of security clearances, and we are required to maintain certain facility security clearances complying with government contracts requirements. The relevant government agencies have strict security clearance requirements for personnel who work on classified programs. Obtaining and maintaining security clearances for employees involves a lengthy process, and it is difficult to identify, recruit, and retain employees who already hold security clearances. If our employees are unable to obtain security clearances in a timely manner, or at all, or if our employees who hold security clearances are unable to maintain the clearances or terminate employment with us, then a customer requiring classified work could terminate the contract or decide not to renew it upon its expiration. In addition, certain contracts we currently hold, and we expect that many of the contracts on which we will bid, will require us to demonstrate our ability to obtain and maintain facility security clearances and employ personnel with specified types of security clearances. To the extent that we are not able to obtain and maintain facility security clearances or engage employees with the required security clearances for a particular contract, we may not be able to bid on or win new contracts, or effectively rebid on expiring contracts.

Some of our contracts with the U.S. Government are classified or contain sensitive non-shareable information, which may limit investor insight into portions of our business.
We derive a portion of our revenues from U.S. Government programs that are subject to security restrictions (e.g., contracts involving classified information, classified contracts, contracts containing sensitive non-shareable information, and classified programs) that preclude the dissemination of information that is classified for national security purposes. In the event of a security incident involving classified information, technology, facilities, or programs or personnel holding clearances, we may be subject to legal, financial, operational, and reputational harm. We are limited in our ability to provide details about these classified programs, their risks or any disputes or claims relating to such programs and may not disclose such information pursuant to SEC rules permitting confidential treatment of certain information. As a result, investors and others might have less insight into our classified programs than our other businesses and, therefore, less ability to fully evaluate the risks related to our classified business.
Some of our contracts with the U.S. Government allow it to use technical data developed under the contracts and to disclose technical data to third parties, which could harm our ability to compete.
Some of our contracts allow the U.S. Government to use, royalty-free, or have others use, collection data and technical data developed under those contracts on behalf of the government. Some of the contracts allow the federal government to disclose collection data, technical data, or computer software developed in the performance of the agreement or delivered to the government during the performance of the agreement without constraining the recipient on how that collection data, technical data, or computer software is used. The ability of third parties to use collection data, technical data, or computer software (for any purposes) and patents for government purposes creates the possibility that the government could attempt to establish alternative suppliers or to negotiate with us to reduce our prices. The potential that the government may release some of the collection data, technical data, or computer software without constraint creates the possibility that third parties may be able to use this technical data or computer software to compete with us, which could have a material adverse effect on our business, financial condition, and results of operations.
The U.S. Government’s budget deficit and the national debt, as well as any inability of the U.S. Government to complete its budget process for any government fiscal year could have an adverse impact on our business, financial condition, and results of operations.
The U.S. Government’s budget deficit and the national debt, as well as any inability of the U.S. Government to complete its budget process for any government fiscal year and consequently having to shut down or operate on funding levels equivalent to its prior fiscal year pursuant to a “continuing resolution,” could have an adverse impact on our business, financial condition, and results of operations. Government spending on spectrum exploitation in the space domain has surged in recent years, but considerable uncertainty exists regarding how future budget and program decisions will unfold, including the defense spending priorities of the U.S. Government, what challenges budget reductions will present for the defense industry and whether annual appropriations bills for all agencies will be enacted in future years due to many factors, including changes in the political environment, including before or after a change to the leadership within the government administration, and any resulting uncertainty or changes in policy or priorities and resultant funding. Any future shutdown of the federal government or failure to enact annual appropriations would have a material adverse impact on our liquidity, results of operations and financial condition.
The U.S. Government’s budget deficit and the national debt could have an adverse impact on our business, financial condition, and results of operations in a number of ways, including the following:
•The U.S. Government could reduce or delay its spending on, reprioritize its spending away from, or decline to provide funding for the government programs in which we participate, which could result in lower utilization of our services, additional price pressure or loss of our U.S. Government contracts;

•U.S. Government spending could be impacted by alternate arrangements to sequestration, which increases the uncertainty as to, and the difficulty in predicting, U.S. Government spending priorities and levels;
•Any U.S. Government default on its debt could have broad macroeconomic effects that could, among other things, raise our borrowing costs; and
•We may experience declines in revenue, profitability, and cash flows as a result of reduced or delayed orders or payments or other factors caused by economic difficulties of our customers and prospective customers, including U.S. federal, state, and local governments.
Furthermore, we believe continued budget pressures could have serious negative consequences for the security of the U.S., the defense industrial base and the customers, employees, suppliers, investors, and communities that rely on companies in the defense industrial base. Budget and program decisions made in this environment would have long-term implications for us and the entire defense industry.
Risks Related to Our International Operations
Our international business exposes us to risks relating to regulation, currency fluctuations, and political or economic instability in international markets, which could have a material adverse effect on us.
We conduct business internationally and intend to significantly expand our international business. International operations are subject to certain risks, such as unexpected changes in laws, policies, and regulatory requirements, including regulations related to trade controls; increased cost of localizing systems in foreign countries; increased sales and marketing and research and development expenses; availability of suitable export financing; timing and availability of export licenses; imposition or increases of taxes, tariffs, embargoes, and other trade barriers; political and economic instability; issues related to the political relationship between the United States and other countries; effects of austerity programs or similar significant budget reduction programs; potential preferences by prospective customers to purchase from local (non-U.S.) sources; and fluctuations in currency exchange rates, foreign exchange controls and restrictions on cash repatriation; compliance with international laws and U.S. laws affecting the activities of U.S. companies abroad; challenges in staffing and managing foreign operations; difficulties in managing distributors; requirements for additional liquidity to fund our international operations; difficulties in obtaining or enforcing judgments in foreign jurisdictions; ineffective legal protection of our intellectual property rights in certain countries; potentially adverse tax consequences; potential difficulty in making adequate payment arrangements; and potential difficulty in collecting accounts receivable. As a result of these and other risks, we may be unsuccessful in implementing our business plan for our SIGINT services business internationally, or we may not be able to achieve the revenues that we expect. In addition, some of our customer purchase agreements are governed by foreign laws, which may differ significantly from U.S. laws. We may be limited in our ability to enforce our rights under these agreements and to collect damages, if awarded. Any of the risks described above could materially harm our business and impair the value of our common stock.
Geopolitical tensions could reduce demand from U.S. allies and adversely affect our business.
Our business depends in part on defense and intelligence spending by the United States and its allies. Heightened geopolitical tensions, shifts in U.S. foreign policy or strains in relationships between the United States and its allies may lead to reduced military assistance or changes in procurement priorities for those partner nations. Any resulting decrease in defense budgets, delays in funding or reprioritization of resources by U.S. allies could reduce demand for our solutions, which could materially adversely affect our business, prospects, financial condition, and results of operations. In addition, shifting alliances among international customers or potential customers due to geopolitical conflict and regional instability could adversely affect our business, financial condition, and results of operations, including through loss of sales channels or limits on our ability to do business with certain allied governments as a result of performing services for other potentially adverse allied governments.

Our international sales and operations are subject to applicable laws relating to trade, including economic and trade sanctions and trade controls, the violation of which could adversely affect our operations.
We must comply with all applicable trade control laws and regulations of the United States and other countries, including the Arms Export Control Act, the International Traffic in Arms Regulations (the “ITAR”), the Export Administration Regulations (the “EAR”), and the economic and trade sanctions laws and regulations administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”) (collectively, “Trade Controls”). Export from the United States of our data products and services is regulated by the Directorate of Defense Trade Controls (“DDTC”) of the U.S. Department of State (“State”) as “defense services” that are subject to the strict export restrictions of the ITAR, which implement the Arms Export Control Act (the “AECA”).
Applicable Trade Controls restrict our ability to export our products and services to, or otherwise transact or deal with, certain countries, territories, and persons. For instance, our marketing to foreign customers, to the extent such marketing constitutes a “defense service,” and the delivery of our data and derivative products and information must be approved by DDTC pursuant to the requirements of the ITAR. Failure to obtain authorizations or to comply with the requirements of the authorizations or of the ITAR, or changes in U.S. export regulatory policy, particularly changes in the foreign policy or national security relationship between the U.S. and any of our export customers, could result in the imposition of restrictions on existing or future authorizations of export sales (including possible revocation of existing authorizations), which could adversely affect our business. Additionally, exports of our hardware and technology may be exported outside of the United States only with the required export authorizations, which may include license requirements in some circumstances. Our hardware, software, and technology are and may in the future be classified as dual-use items subject to the EAR or as defense articles subject to the ITAR. Our satellite payload software has been classified under the ITAR. Our satellite payload hardware, without payload software, has been classified under the EAR, and with our payload software, has been classified under the ITAR, and the services we provide may be subject to restrictions under both the EAR and ITAR. Our completely integrated satellites have been classified as subject to the EAR. While the launch of our satellites is not an export, provided that the satellites remain under our control, any transfer of title or control of our satellites to a foreign customer is subject to the export control of the EAR and may require a license. In addition, any item that currently is regulated for export pursuant to the EAR may, in the future, be reclassified as an article subject to the export control of the ITAR.
While we have implemented controls designed to promote and achieve compliance with applicable Trade Controls, in the past we have inadvertently exported certain defense services in violation of the ITAR, and there can be no guarantee that we will not inadvertently export certain defense services (or otherwise violate applicable Trade Controls) in the future. For example, we submitted the final reports of two voluntary self-disclosures concerning these activities to DDTC on March 18, 2022 and June 17, 2025, respectively. On March 25, 2025, DDTC issued a letter resolving the first voluntary self-disclosure without pursuing any civil monetary penalty against us. The second voluntary self-disclosure submitted to DDTC currently remains under review, and it is possible that DDTC may assess administrative fines or other penalties against us at the conclusion of its review.
Detecting, investigating, and resolving actual or alleged violations of Trade Controls can require a significant diversion of time, resources, and attention from senior management. In addition, noncompliance with these laws or regulations could result in significant fines, more onerous compliance requirements, more extensive debarments from export privileges, loss of export-related authorizations, reputational harm, adverse media coverage, and other collateral consequences. A violation or even an allegation of a violation of Trade Controls could have a material adverse effect on us.

Seeking to enforce an international contract through foreign courts may take significant amounts of time and expense with no certainty of success.
Our business could be adversely affected if we are required to enforce international contracts through foreign courts and we are unsuccessful or incur significant amounts of time and expenses seeking to do so. High litigation costs and long delays make resolving commercial disputes in foreign courts time consuming and expensive. Such costs can be difficult to calculate with certainty. In addition, in certain jurisdictions in which we currently conduct business or may seek to conduct business in the future, there can be uncertainty regarding the interpretation and application of laws and regulations relating to the enforceability of contractual rights.
Our international operations may subject us to potential adverse tax consequences.
We have international operations and intend to significantly expand our international business. Our corporate structure and associated transfer pricing policies consider the functions, risks, and assets of the various entities involved in our intercompany transactions. The amount of taxes we pay in different jurisdictions may depend on: the application of the tax laws of the various jurisdictions, including the United States, to our international business activities; changes in tax rates; new or revised tax laws or interpretations of existing tax laws, international standards and policies; and our ability to operate our business in a manner consistent with our corporate structure and intercompany arrangements. The taxing authorities of the jurisdictions in which we operate may challenge our methodologies for pricing intercompany transactions pursuant to our intercompany arrangements or disagree with our determinations as to the income and expenses attributable to specific jurisdictions. If such a challenge or disagreement were to occur, and our position was not sustained, we could be required to pay additional taxes, interest, and penalties, which could result in one-time tax charges, higher effective tax rates, reduced cash flows, and lower overall profitability of our operations. Our financial statements could fail to reflect adequate reserves to cover such a contingency.
Risks Related to Our Satellites
We rely on data collected from our satellites. If our satellite clusters and related technologies fail to operate as intended and we become limited in our ability to collect such data, it could have a material adverse effect on us.
If our satellite constellation, ground infrastructure, or HawkEye 360 Signal Processing Platform fail to operate as intended, our ability to collect and process SIGINT data could be materially impaired. Our products and services require advanced hardware and sensors that are exposed to severe launch and space environmental stresses that have affected, and may in the future continue to affect the performance of our products and their ability to collect data. Hardware component problems in space could lead to deterioration in performance or loss of functionality of our technology. In addition, human operators may execute improper commands that may negatively impact the technology’s performance. Exposure of our technology to an unanticipated catastrophic event, such as a meteor shower or a collision with space debris, could reduce the performance of, or completely destroy, the affected technology and have an adverse impact on our ability to collect data.
We cannot provide assurances that our satellite clusters will continue to operate successfully in space throughout their expected operational lifetimes, as a result of technical deficiencies or anomalies. We may experience other problems with our technology that may reduce its performance. If any one of our technologies is not fully operational, we may lose most or all of the revenue that otherwise would have been derived during such period. When our products fail to perform adequately, some of our contracts may require us to forfeit a portion of our expected profit, receive reduced payments, provide a replacement product or service, pay liquidated damages or penalty amounts to the customer, or reduce the price of subsequent sales to the same customer. Performance penalties may also be imposed when we fail to meet delivery schedules or other measures of contract performance. We do not generally insure against potential costs resulting from any required remedial actions or costs or loss of sales due to postponement or cancellation of scheduled operations or product deliveries. Long-lived assets, including goodwill and intangible assets, are tested annually for impairment in the fourth quarter or whenever there is an indication that an asset may be impaired. Our inability to repair or replace a defective technology, or correct any other technical problem, in a timely manner could result in a significant loss of revenue or expose us to products liability. If any technology becomes impaired or is no longer functional, it would significantly impact our business, prospects, reputation, and profitability.
Any technology or hardware intended for use in space may be delayed, damaged or destroyed during launch or operations, which could materially and adversely affect our operations.
Launch delays are common and can result from manufacturing or supply chain delays, natural or man-made disasters, adverse weather conditions, facility issues, extended product development programs, delays relating to launch suppliers, delays in obtaining required regulatory approvals, unexpected national priority events, launch failures, and unexpected events or disruptions that occur during transportation of equipment to the launch payload processing facility. Our business operations are highly dependent on our ability to timely design, build, and launch new or replacement satellites on a regular schedule from launch service providers located in the United States and internationally. We have previously experienced, and may experience in the future, delays or other complications in the design, development, manufacture, launch, production, delivery, or servicing ramp of our satellites. Damage or destruction during pre-launch operations, launch delays or failures, delays in the manufacturing of space infrastructure technology, or incorrect orbital placement during execution of a space mission could have a material adverse effect on us. Any launch delay, including a delay that affects the deployment of new satellites needed to expand or refresh our constellation, launch failure, underperformance, delay or perceived delay could have a material adverse effect on our business, financial condition, and results of operations.
Any interference with our satellite operations that impairs the performance of our satellites, whether intentional or unintentional, could materially and adversely affect our operations.
Intentional or unintentional electromagnetic or RF interference, including by nation state actors or their agents could result in a failure of our ability to deliver satellite services to our customers. A failure at any of our facilities or in the communications links between our facilities or interference with our satellite signal could cause our revenue to decline materially and could adversely affect our ability to market our services and harm our business, prospects, financial condition, and results of operations. Adverse actions by nation states or other organizations against the space environment or other satellites, such as anti-satellite attacks and kinetic or energy-based weapons, could degrade the orbital environment in ways that impair the operation of our constellation or satellites, in part or in whole, on a temporary or permanent basis. In addition, adverse actions by nation states or other organizations against the terrestrial communications links between our facilities or those of our suppliers could cause our revenue to decline materially and could adversely affect our ability to market our services. As a result, our business, prospects, financial condition and results of operations could be adversely affected.
Space is a harsh and unpredictable environment where our products and service offerings are exposed to a wide and unique range of environmental risks, including, among others, coronal mass ejections, solar flares, and other extreme space weather events and potential collision with space debris or another spacecraft, which could adversely affect our technology and spacecraft performance.
Space weather, including coronal mass ejections and solar flares, has the potential to impact the performance and controllability of our in-orbit technology, including completely disabling our communications or mechanical capabilities. Although we have some ability to actively maneuver our clusters to avoid potential collisions with space debris or other spacecraft, this ability is limited by, among other factors, uncertainties, and inaccuracies in the projected orbit location of objects tracked and cataloged by the U.S. Government. Additionally, some space debris is too small to be tracked and therefore its orbital location is completely unknown; nevertheless, this debris is still large enough to potentially cause severe damage or a failure of our technologies in space should a collision occur. The failure of our technology in space may cause perceptions or direct degradation of performance, and ultimately impact our business, results of operations and financial position.
Our business involves significant risks and uncertainties that may not be covered by insurance.
A portion of our business relates to designing, developing, and manufacturing advanced space-based technology products and services. New technologies may be untested or unproven and the failure of our products and services could result in extensive damage. Accordingly, we may incur liabilities that are unique to our products and services.
The amount of insurance coverage that we maintain may not be adequate to cover all claims or liabilities. Existing coverage may be canceled while we remain exposed to the risk and it is not possible to obtain insurance to protect against all operational risks, natural hazards, and liabilities. We generally obtain insurance for damage to our satellites during launch, orbital insertion, in-orbit checkout and, in certain instances, limited time of operation under standard policies available for Launch and Early Orbit Phase coverage. We typically do not maintain in-orbit insurance. Proving that an insurable loss event has occurred in orbit can be difficult and recovery under the policy may not compensate for all the consequential harms to our business. If a significant accident or event occurs that is not fully insured, if we fail to recover all anticipated insurance proceeds for significant accidents or events for which we are insured, or if we fail to replace or repair products or services damaged by such accidents or events, our operations and financial condition could be harmed. Even if we are fully insured as it relates to a claim, the claim could nevertheless diminish our brand and divert management’s attention and resources, which could have a negative impact on our business, financial condition, and results of operations.
Generally, liability to third parties in connection with our launch activities is insured against by the relevant launch services providers in an amount required by law, and the U.S. Government typically pays claims for third-party damages to the extent they exceed such insurance coverage, depending on a government appropriation and subject to a statutory limit. In addition, this insurance will not protect us against our own losses, including for technologies supporting a launch complex and technology operating in outer space.
The price and availability of insurance fluctuates significantly. Insurance market conditions or factors outside our control, such as failure of our infrastructure technology, could cause premiums to be significantly higher than current estimates and could reduce amounts of available coverage. The cost of our insurance has been increasing and may continue to increase. Higher premiums on insurance policies will reduce our operating income by the amount of such increased premiums. If the terms of insurance policies become less favorable than those currently available, there may be limits on the amount of coverage that we can obtain or we may not be able to obtain insurance at all.
In addition, any disruption of our ability to operate our business could result in a material decrease in our revenues or significant additional costs to replace, repair, or insure our assets, which could have a material adverse impact on our financial condition and results of operations.
Interruption or failure of our infrastructure could hurt our ability to effectively perform our daily operations and provide and produce our products and services, which could damage our reputation and harm our operating results.
We and our systems are vulnerable to natural disasters and significant disruptions including tsunamis, hurricanes, floods, earthquakes, fires, water shortages, other extreme weather conditions, epidemics or pandemics, acts of terrorism, disruptive political events, power shortages, and blackouts, aging infrastructures, cyberattacks, computer viruses, computer denial of service attacks or other attempts to harm our systems, and telecommunications failures. In the event of such a natural disaster or other disruption, we could experience disruptions to our operations or the operations of suppliers, subcontractors, distributors or customers, destruction of facilities, and/or loss of life. In certain cases, some events may not excuse us from performing our obligations pursuant to agreements with third parties and therefore may expose us to liability.
The availability of many of our products and services depends on the continuing operation of our information technology and communications systems. Any downtime, damage to, or failure of our systems or those of the third parties with which we work could result in interruptions in our operations and services, which could reduce our revenue and profits. For example, we rely on the technology, infrastructure, and software applications, including software-as-a-service offerings, of certain third parties, such as Amazon Web Services, Microsoft Azure, and our ground station providers, in order to operate some or all of certain key features or functions of our business. Any failure in our infrastructure could result in errors or defects in the delivery of our products and services, the destruction of satellites and satellite components, manufacturing delays, exposure to legal or contractual liability, increased costs, and difficulties managing our operations. Terrorist attacks, actual or threatened acts of war or the escalation of current hostilities, or any other military or trade disruptions impacting our suppliers of components of our products, may impact our operations by, among other things, causing supply chain disruptions and increases in commodity prices, which could adversely affect our raw materials or transportation costs. In addition, because we participate in the defense and national security industries, we could ourselves become the target of such an attack or disruption. Such events could also impact one or more of our suppliers or contractors. The occurrence of any of the foregoing could result in lengthy interruptions in our operations and services and/or damage our reputation, which could have a material adverse effect on our business, financial condition, and results of operations.
Disruptions in the supply of key raw materials or components and difficulties in the supplier qualification process, as well as increases in prices of raw materials, could adversely impact us.
Key raw materials and components used in our operations include electronic, electro-mechanical, and mechanical components, subassemblies, and subsystems that are integrated with the manufactured parts for final assembly into finished products and systems. We are impacted by increases in the prices of raw materials used in production on fixed-price business. We monitor sources of supply to attempt to assure that adequate raw materials and other components and supplies needed in manufacturing processes are available. However, our ability to manage inventory and meet delivery requirements may be constrained by our suppliers’ inability to scale production and adjust delivery of long-lead time products during times of volatile demand. Our inability to fill our supply needs would jeopardize our ability to fulfill obligations under our contracts, which could, in turn, result in reduced sales and profits, contract penalties or terminations and damage to customer relationships, and could have a material adverse effect on us. Prolonged disruptions in the supply of any of our key raw materials or components, difficulty completing qualification of new sources of supply, implementing use of replacement materials, components or new sources of supply, or a continuing increase in the prices of raw materials, energy, or components could have a material adverse effect on us.
Risks Related to Our Employees and the Workforce
We depend on our current President and Chief Executive Officer and other executive officers, senior management team, and highly trained employees, and our inability to hire or retain key personnel could have a material adverse effect on us.
Our ability to compete in the highly competitive technology industry depends upon our ability to attract, motivate, and retain qualified personnel. We are highly dependent on the continued contributions and relationships of our management, and particularly on the services of John Serafini, our President and Chief Executive Officer. Mr. Serafini was part of our founding team and has been integral to our growth since our founding. The relationships and reputation that Mr. Serafini and other members of our senior management team have established and maintain with U.S. Government agencies and personnel contribute to our ability to maintain strong customer relationships and to identify new business opportunities. The loss of any member of our senior management could impair our ability to identify and secure new contracts, to maintain good customer relations, and to otherwise manage our business.

In addition, Mr. Serafini is a Venture Partner and a member of the Investment Committee at Shield Capital, as well as a member of the Advisory Board of the National Security Space Association, a member of the Board of Governors of the Middle East Institute, and a member of the Board of Trustees of the INSA Foundation. Such involvement in other businesses and organizations has the potential to present a conflict of interest regarding decisions Mr. Serafini makes for us or with respect to his time. For example, these outside roles could result in the diversion of his attention from our business, the allocation of his time to matters unrelated to us, or his recusal from, or inability to participate fully in, certain discussions, negotiations or decisions involving actual or perceived competing interests. If any such conflict of interest is not identified or managed effectively, then it could adversely affect our strategic decision-making, delay a corporate action or create reputational, governance or other risks for us. To the extent any conflict of interest arises due to Mr. Serafini’s roles with such businesses and organizations, we cannot guarantee how such conflict of interest will be resolved or that any resolution will be in our best interest.
We depend on key technical employees as well as our ability to identify, attract, and retain highly skilled technical, managerial, finance, and other personnel. All of our executive officers and many key personnel are at-will employees and may terminate their employment relationship with us at any time. Our operating performance is also dependent upon personnel who hold security clearances and receive substantial training to work on certain programs or tasks and can be difficult to replace on a timely basis if we experience unplanned attrition. The loss of any of our key personnel, the inability to attract or retain qualified personnel, or delays in hiring required personnel, particularly in engineering and sales, may seriously harm our business, financial condition, and results of operations.
We face intense competition for qualified individuals, including those with prior experience in premier government signal processing environments and those holding high-level clearances. Our competitors, which include companies, government agencies and academic institutions, may have greater resources than we do. Often, significant amounts of time and resources are required to train technical, sales and other personnel. Qualified individuals with a deep understanding of physics, electromagnetics, and applied mathematics are in high demand and we may incur significant costs to attract and retain them. Further, significant amounts of time and resources are required to train technical, sales, and other personnel, and we may lose new employees to our competitors or other companies before we realize the benefit of our investment in recruiting and training them. We may be unable to attract and retain suitably qualified individuals who can meet our growing technical, operational and managerial requirements, on a timely basis or at all, and we may be required to pay increased compensation in order to do so. Also, to the extent we hire personnel from competitors, we may be subject to allegations that they have been improperly solicited or divulged proprietary or other confidential information. Moreover, many of our qualified specialists have reserve status in the U.S. armed forces and may be recalled into service unexpectedly.
In addition, potential employees may request to work entirely or partially remotely. For example, though many of our current employees have returned to their offices following the COVID-19 pandemic, some continue to work remotely. There is no guarantee that we will realize any anticipated benefits to our business from this model, including cost savings, operational efficiencies, or productivity. It is also possible that remote work arrangements may have a negative impact on our ability to recruit, train, manage, and retain employees; our operations; our information, data security, and cybersecurity; consumer privacy and the risk of fraud; the execution of our business plans; our ability to maintain and strengthen our culture; the productivity and availability of key personnel and other employees necessary to conduct our business; and on third-party service providers who perform critical services for us, or otherwise cause operational failures due to changes in our normal business practices.
If we are unable to attract and retain the qualified personnel we need to succeed, our business would suffer.

A significant portion of our management team has limited experience managing a public company.
Most members of our management team have limited experience managing a publicly traded company, interacting with public company investors, and complying with the increasingly complex laws pertaining to public companies. Our management team may not successfully or efficiently manage our transition to being a public company that is subject to significant regulatory oversight and reporting obligations under the federal securities laws and the continuous scrutiny of securities analysts and investors. These new obligations and constituents will require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could harm our business, financial condition, and results of operations.
Labor-related matters, including labor disputes, may adversely affect our operations.
None of our employees are currently represented by a union. If our employees decide to form or affiliate with a union, we cannot predict the effects such future organizational activities will have on our business and operations. If we were to become subject to work stoppages, we could experience disruption in our operations, including delays in manufacturing and operations, and increases in our labor costs, which could harm our business, results of operations, and financial condition.
In addition, we could face a variety of employee claims against us, including general discrimination, privacy, wage and hour, labor and employment, Employee Retirement Income Security Act, and disability claims. Any claims could also result in litigation or regulatory proceedings being brought against us by various government agencies that regulate our business, including the U.S. Equal Employment Opportunity Commission. Often these cases raise complex factual and legal issues and create risks and uncertainties. If we were to become subject to such labor disputes, it could have a negative effect on our business, financial condition, and results of operations.
Risks Related to Information Technology, Cybersecurity, Data Privacy and Intellectual Property
If our information technology systems or those third parties with whom we work or our data, are or were compromised, we could experience adverse consequences resulting from such compromise, including regulatory investigations or actions; litigation; fines and penalties; disruptions of our business operations; reputational harm; loss of revenue or profits; loss of customers; and other adverse consequences.
Our success depends in part on our ability to protect and maintain the operation of our technology platforms and services, and we rely on information technology networks and systems to securely collect, receive, store, process, generate, use, transfer, disclose, make accessible, protect, secure, dispose of, transmit, and share (collectively, “process”) electronic information. Our platforms and services process and analyze large data sets that often contain confidential and/or sensitive information (including in some instances personal or identifying information, information relating to our customers, government classified information, intellectual property, trade secrets, information subject to government controls, such as controlled unclassified information, and other information subject to regulatory or statutory control or requirements (collectively, “sensitive information”)). Because of our industry and customer base, our software and information systems are likely to be perceived as attractive targets for attacks by computer hackers, including nation states and nation state sponsored hackers, or others seeking unauthorized access, and our software and information systems face threats of unauthorized exposure, exfiltration, alteration, deletion, loss, or unavailability of data. Additionally, because many of our customers use our platforms to complete certain critical tasks, we believe they have a lower risk tolerance for security vulnerabilities in our platforms and services than for vulnerabilities in other, less critical, software products and services, which increases the contractual risks associated with our cybersecurity program.
Cyber-attacks, malicious internet-based activity, online and offline fraud, and other similar activities threaten the confidentiality, integrity, and availability of our sensitive information and information technology systems, and those of the third parties with whom we work. Such threats are prevalent and continue to rise, are increasingly difficult to detect, and come from a variety of sources, including traditional computer “hackers,” threat actors, “hacktivists,” organized criminal threat actors, personnel (such as through theft or misuse), sophisticated nation states, and nation-state-supported actors. Some actors now engage and are expected to continue to engage in cyber-attacks, including without limitation nation-state actors for geopolitical reasons and in conjunction with military conflicts and defense activities. During times of war and other major conflicts, we, the third parties with whom we work, and our customers may be vulnerable to a heightened risk of these attacks, including retaliatory cyber-attacks, that could materially disrupt our systems and operations, supply chain, and ability to produce, sell and distribute our goods and services. For example, we and certain of our customers have operations and third parties with whom we work to support our business in unstable regions and regions experiencing (or expected to experience) geopolitical or other conflicts, including Ukraine and the Middle East. We and the third parties with whom we work are subject to a variety of evolving threats, including social-engineering attacks (including through deep fakes, which may be increasingly more difficult to identify as fake, and phishing attacks), malicious code (such as viruses and worms), malware (including as a result of advanced persistent threat intrusions), denial-of-service attacks, credential stuffing attacks, credential harvesting, personnel misconduct or error, ransomware attacks, supply-chain attacks, software bugs, server malfunctions, software or hardware failures, loss of data or other information technology assets, adware, telecommunications failures, earthquakes, fires, floods, attacks enhanced or facilitated by AI, signals interference including RF interference or global positioning system interference, and other similar threats. In particular, severe ransomware attacks are becoming increasingly prevalent and can lead to significant interruptions in our operations, ability to provide our products or services, loss of sensitive data and income, reputational harm, and diversion of funds. Extortion payments may alleviate the negative impact of a ransomware attack, but we may be unwilling or unable to make such payments due to, for example, applicable laws or regulations prohibiting such payments.
It may be difficult and/or costly to detect, investigate, mitigate, contain, and remediate a security incident. Our efforts to do so may not be successful. Actions taken by us or the third parties with whom we work to detect, investigate, mitigate, contain, and remediate a security incident could result in outages, data losses, and disruptions of our business. Threat actors may also gain access to other networks and systems after a compromise of our networks and systems.
Future or past business transactions (such as acquisitions or integrations) could expose us to additional cybersecurity risks and vulnerabilities, as our systems could be negatively affected by vulnerabilities present in acquired or integrated entities’ systems and technologies. Furthermore, we may discover security issues that were not found during due diligence of such acquired or integrated entities, and it may be difficult to integrate companies into our information technology environment and security program.
We rely on third parties to operate critical business systems to process sensitive information in a variety of contexts, including, without limitation, ground station providers, cloud-based infrastructure (including cloud-based infrastructure designed to meet the regulatory and security requirements specific to the processing of classified and other sensitive or controlled government information), data center facilities, encryption and authentication technology, employee email, content delivery to customers, and other functions. Our ability to monitor these third parties’ information security practices is limited, and these third parties may not have adequate information security measures in place. If the third parties with whom we work experience a security incident or other interruption, we could experience adverse consequences. While we may be entitled to damages if the third parties with whom we work fail to satisfy their privacy or security-related obligations to us, any award may be insufficient to cover our damages, or we may be unable to recover such award. In addition, supply-chain attacks and interruptions have increased in frequency and severity, and we cannot guarantee that third parties’ infrastructure in our supply chain or that of the third parties with whom we work have not been compromised or will not be subject to interruptions.
Further, our third-party data centers and cloud computing providers have experienced, and may in the future experience, interruptions, delays and outages in service and availability from time to time due to a variety of factors, including infrastructure changes, human or software errors, website hosting disruptions and capacity constraints. Consequently, we may be subject to service disruptions, as well as failures to provide adequate support, for reasons that are outside of our direct control. Such service disruptions could result in interruptions to our services to customers or damage to, or loss or compromise of, our data and our customers’ data, including personal data. Any impairment of our or our customers’ data or interruptions in the functioning of our services due to interruptions, delays or outages in service from our third-party data centers and cloud computing providers may reduce our revenue, increase our operations costs, result in significant fines, cause us to issue credits or pay penalties, subject us to claims for indemnification and other claims, litigation or disputes, result in regulatory investigations or other inquiries, cause our customers to terminate their subscriptions and adversely affect our reputation, renewal rates and our ability to attract new business opportunities.
While we have implemented security measures designed to protect against security incidents, there can be no assurance that these measures will be effective. We take steps designed to detect, mitigate, and remediate vulnerabilities in our information systems (such as our hardware and/or software, including that of third parties with whom we work). We may not, however, detect and remediate all such vulnerabilities including on a timely basis. Further, we may experience delays in developing and deploying remedial measures and patches designed to address identified vulnerabilities. Vulnerabilities could be exploited and result in a security incident.
Any of the previously identified or similar threats may cause a security incident or other interruption that have in the past and may in the future result in unauthorized, unlawful, or accidental acquisition, modification, destruction, loss, alteration, encryption, disclosure of, or access to our sensitive information or our information technology systems, or those of the third parties with whom we work. A security incident or other interruption could disrupt our ability (and that of third parties with whom we work) to provide our platform/products/services. A cybersecurity incident that involves classified or other sensitive or controlled government information or certain controlled technical information could subject us to civil or criminal penalties and could result in loss of security clearances and other accreditations, loss of our government contracts, loss of access to classified information, loss of export privileges, and/or suspension or debarment as a government contractor.
We may expend significant resources or modify our business activities to try to protect against security incidents. Certain data privacy and security obligations have required us to implement and maintain specific security measures or industry-standard or reasonable security measures to protect our information technology systems and sensitive information.
Applicable data privacy and security obligations may require us, or we may voluntarily choose, to notify relevant stakeholders, including affected individuals, customers, regulators, and investors, of security incidents, or to take other actions, such as providing credit monitoring and identity theft protection services, and we have done so in the past. Such disclosures and related actions can be costly, and the disclosure or the failure to comply with such applicable requirements could lead to adverse consequences. If we (or a third party with whom we work) experience a security incident or are perceived to have experienced a security incident, we may experience material adverse consequences, such as government enforcement actions (for example, investigations, fines, penalties, audits, and inspections); additional reporting requirements and/or oversight; restrictions on processing sensitive information (including personal data); litigation (including class claims); indemnification obligations; negative publicity; reputational harm; monetary fund diversions; diversion of management attention; interruptions in our operations (including availability of data); financial loss; and other similar harms. Security incidents and attendant material consequences may prevent or cause customers to stop using our services, deter new customers from using our services, and negatively impact our ability to grow and operate our business.
Our contracts may not contain limitations of liability, and even where they do, there can be no assurance that limitations of liability in our contracts are sufficient to protect us from liabilities, damages, or claims related to our data privacy and security obligations. We cannot be sure that our insurance coverage will be adequate or sufficient to protect us from or to mitigate liabilities arising out of our privacy and security practices, that such coverage will continue to be available on commercially reasonable terms or at all, or that such coverage will pay future claims.
In addition to experiencing a security incident, third parties may gather, collect, or infer sensitive information about us from public sources, data brokers, or other means that reveals competitively sensitive details about our organization, operations, or customers or other sensitive information. This information could be used to undermine our competitive advantage or market position. Such an incident could lead to adverse consequences, including reputational harm and loss of customers.
We and the third parties with whom we work are subject to stringent and evolving U.S. and international laws, regulations, and rules, contractual obligations, industry standards, policies, and other obligations related to data privacy and security, including in relation to our contracts with government customers. Our (or the third parties with whom we work) actual or perceived failure to comply with such obligations could lead to regulatory investigations or actions; litigation (including class claims) and mass arbitration demands; fines and penalties; disruptions of our business operations; reputational harm; loss of revenue or profits; loss of customers; and other adverse business consequences.
In the ordinary course of business, we process personal data and other sensitive information. Our data processing activities subject us to numerous data privacy and security obligations, such as various laws, regulations, guidance, industry standards, external and internal data privacy and security policies, contractual requirements, and other obligations relating to data privacy and security.
In the United States, federal, state, and local governments have enacted numerous data privacy and security laws, including data breach notification laws, personal data privacy laws, consumer protection laws (e.g., Section 5 of the Federal Trade Commission Act), and other similar laws (e.g., wiretapping laws). We sense and measure the observable physical attributes of electromagnetic signals and process the resulting data to derive information for our customers. The basis for processing such information is our interpretation of U.S. laws and regulatory regimes, including the Electronic Communications Privacy Act and the Communications Act of 1934. Changes to these laws or regulators’ and courts’ interpretations of these laws could adversely impact our business and ability to meet customer demands.
Outside the United States, an increasing number of laws, regulations, and industry standards govern data privacy and security. Certain foreign laws, rules, regulations and industry standards impose stricter requirements for processing personal data, and failure to comply with the requirements of such laws, rules, regulations, and industry standards may result in fines and other administrative penalties, as well as the imposition of litigation or government enforcement actions. Additionally, the Network and Information Security Directive (“NIS2”) came into force in January 2023, amending the rules of security of network and information systems in the European Union. NIS2 regulates resilience and incident response capabilities of entities operating in a number of sectors, including the space sector. Non-compliance with NIS2 may lead up to administrative fines of at least the greater of 10 million Euros or up to 2% of the total worldwide revenue of the preceding fiscal year.
In addition to data privacy and security laws, rules, regulations and industry standards, as a contractor that provides support to a number of U.S. federal agencies, including the DoW, we are contractually subject to cybersecurity standards and clauses adopted or required by our government customers and/or industry groups and, we are, and may become in the future, subject to such obligations. These include contractual requirements related to safeguarding of sensitive Controlled Unclassified Information (“CUI”) on our information systems as specified in NIST SP 800-171 and the Cybersecurity Maturity Model Certification (“CMMC”). Responsibilities include providing adequate security on information systems, completing and reporting system compliance assessments, reporting security breaches, and prohibiting the acquisition and use of covered defense telecommunications equipment or services.

Should we fail, or be perceived to fail, to comply with these requirements, we could face significant adverse consequences, including termination of customer agreements, regulatory investigations, fines, penalties, exclusion from bidding on certain new U.S. Government contracts or follow-on awards for existing work, ineligibility to receive option awards under existing contracts, or suspension or debarment, in addition to costs for remediation of any failures or perceived failures to comply. This could adversely impact our revenue and profitability. For example, our subsidiary, ISA, is subject to the Investigation under the federal U.S. False Claims Act as more fully described above. In addition, our subcontractors, and in some cases our vendors, may also be required to adhere to NIST 800-171, CMMC, or other flow-down cybersecurity requirements. Should our or any provider or service in our supply chain fail to meet compliance requirements, this may adversely affect our ability to receive awards or execute on relevant government programs or contracts. In addition, any obligations that may be imposed on us under our government contracts or the CMMC may be different from or in addition to those otherwise required by applicable laws and regulations, which may cause additional expenses for compliance.
We are also bound by contractual obligations related to data privacy and security, and our efforts to comply with such obligations may not be successful. We publish privacy policies, marketing materials, whitepapers, and other statements, such as statements related to compliance with certain certifications or self-regulatory principles, concerning data privacy, security, and AI. Regulators in the United States are increasingly scrutinizing these statements, and if these policies, materials or statements are found to be deficient, lacking in transparency, deceptive, unfair, misleading, or misrepresentative of our practices, we may be subject to investigation, enforcement actions by regulators or other adverse consequences.
Future or past business transactions (such as acquisitions or integrations) could expose us to additional risks related to non-compliance with applicable data privacy and security laws, regulations, rules, contractual obligations, industry standards, policies and other obligations related to data privacy and security, including in relation to our government contracts with government customers.
Obligations related to data privacy and security (and consumers’ data privacy and security expectations) are quickly changing, becoming increasingly stringent, and creating uncertainty. Additionally, these obligations may be subject to differing applications and interpretations, which may be inconsistent or conflict among jurisdictions. Preparing for and complying with these obligations requires us to devote significant resources, which may necessitate changes to our services, information technologies, systems, and practices and to those of any third parties that process personal data on our behalf.
We may at times fail (or be perceived to have failed) in our efforts to comply with our data privacy and security obligations. Moreover, despite our efforts, our personnel or third parties with whom we work may fail to comply with such obligations, which could negatively impact our business operations. If we or the third parties with whom we work fail, or are perceived to have failed, to address or comply with applicable data privacy and security obligations, we could face significant consequences, including: government enforcement actions (e.g., investigations, fines, penalties, audits, inspections, and similar); litigation (including class-action claims) and mass arbitration demands; additional reporting requirements and/or oversight; bans or restrictions on processing personal data; orders to destroy or not use personal data; and imprisonment of company officials. In particular, plaintiffs have become increasingly more active in bringing data privacy and security-related claims against companies, including class claims and mass arbitration demands. Some of these claims allow for the recovery of statutory damages on a per violation basis, and, if viable, carry the potential for monumental statutory damages, depending on the volume of data and the number of violations.
Any of these events could have a material adverse effect on our reputation, business, or financial condition, including: loss of customers; interruptions or stoppages in our business operations; inability to process personal data or to operate in certain jurisdictions; limited ability to develop or commercialize our products; expenditure of time and resources to defend any claim or inquiry; adverse publicity; or substantial changes to our business model or operations.

Our use of AI/ML technologies could adversely affect our products and services, harm our reputation, or cause us to incur liability resulting from harm to individuals or violation of laws and regulations or contracts to which we are a party.
We use internally developed, and may in the future use third-party developed, AI/ML technologies throughout our business, and are dedicating resources and efforts to continuously improve our use of such technologies. For example, we are developing AI powered-edge computing units to operate across Earth and space, delivering versatile, real-time intelligence capabilities for defense and national security applications as well as for commercial use. As with many technological innovations, there are significant risks and challenges involved in developing, maintaining and deploying these technologies and there can be no assurance that the usage of such technologies will always enhance our solutions or be beneficial to our business, including our efficiency or profitability. Our proprietary AI-enabled algorithms rely on machine learning models, rather than large language models that may experience algorithmic hallucinations, but our algorithms nonetheless remain subject to other risks, such as design, data quality, performance, and operational risks.
In particular, if the models underlying the AI/ML technologies that we develop or use are or are perceived to be: (i) incorrectly designed or implemented; (ii) trained or reliant on incomplete, inadequate, inaccurate, biased or otherwise poor quality data, or on data to which we do not have sufficient rights or in relation to which we and/or the providers of such data have not implemented sufficient legal compliance measures (including with respect to the processing and protection of such data); (iii) used without sufficient oversight and governance to ensure their responsible and ethical use; and/or (iv) adversely impacted by unforeseen defects, technical challenges, cybersecurity threats or material performance issues, the performance of our products, services and business, as well as our reputation and the reputations of our customers and business partners, could suffer or we could incur liability resulting from harm to individuals, civil claims or the violation of laws or contracts to which we are a party. In addition, the use of AI applications may result in incomplete, inadequate, inaccurate, biased or otherwise poor quality output data leakage or unauthorized exposure of data, including confidential business information, the personal data of end users, or other sensitive information. Such leakage or unauthorized exposure of data related to the use of AI applications could result in legal claims or liability or otherwise adversely affect our reputation and operating results.
The development and use of AI present various data privacy and security risks that may impact our business. AI is subject to data privacy and security laws, as well as increasing regulation and scrutiny. Additionally, certain privacy laws extend rights to consumers (such as the right to delete certain personal data), which may be incompatible with our use of AI. Further, we may become bound by contractual obligations restricting to the use or development of AI in the course of performing contracts for our government customers, and/or we may face restrictions regarding information subject to government controls, such as controlled unclassified information and the use of AI tools. These obligations may make it harder for us to conduct our business using AI, lead to litigation, regulatory fines or penalties, require us to change our business practices, retrain our AI, or prevent or limit our use of AI. If we cannot use AI or that use is restricted, our business may be less efficient, or we may be at a competitive disadvantage. Additionally, sensitive information of the Company could be leaked, disclosed, or revealed as a result of or in connection with our employees’, personnel’s, or vendors’ use of AI technologies.
As a result of the complexity and rapid development of AI, it is also the subject of evolving review by various U.S. Governmental and regulatory agencies, and other foreign jurisdictions are applying, or are considering applying, their platform moderation, intellectual property, cybersecurity, and data protection laws to AI and/or are considering general legal frameworks on AI. For example, the European Union Artificial Intelligence Act (“EU AI Act”) establishes obligations on the use of AI based on the type of AI and its potential risks to society. Further, in the United States, federal and state legislatures and agencies have passed and continue to introduce legal frameworks and rules governing AI, such as the California Bot Disclosure Law, the Utah Artificial Intelligence Policy Act, and the Colorado Artificial Intelligence Act. As a result of the rapidly evolving regulatory landscape, implementation standards, enforcement practices, and available scope of protection are likely to remain uncertain for the foreseeable future, and we cannot yet determine the impact future laws, regulations, or standards may have on our business (including our positioning with respect to our competition) and may not always be able to anticipate how to respond to these laws or regulations. We may also have to expend resources to adjust our product or service offerings in certain jurisdictions if the legal frameworks governing the use of AI are not consistent across jurisdictions. Further, the cost to comply with such laws, regulations, or decisions and/or guidance interpreting existing laws, could be significant and would increase our operating expenses (such as by imposing additional reporting obligations regarding our use of AI technologies). Such an increase in operating expenses, as well as any actual or perceived failure to comply with such laws and regulations, could adversely affect our business, operating results, and financial condition.
If we cannot successfully establish, maintain, protect, and enforce our intellectual property, our business could suffer.
Our success depends on our ability to establish, maintain, protect, and enforce our intellectual property and other proprietary rights, including trade secrets, with respect to our products and technology and to operate our business without infringing, misappropriating, or otherwise violating the intellectual property rights of others. We may not be able to prevent unauthorized use of our intellectual property. We rely on a combination of intellectual property rights afforded by patent, copyright, trademark, and trade secret laws in the United States and internationally, as well as license agreements and contractual protections and other practices to protect our proprietary information, technologies, and processes, including the operations systems and technologies we use throughout our businesses both in our enabling functions and infrastructure development functions, as well as our brand. While it is our policy to maintain, protect and enforce our intellectual property rights, we cannot be sure that the actions we have taken will be adequate to protect us, and if our existing intellectual property rights are rendered invalid or unenforceable, or narrowed in scope, the protection such rights afford our products, services, and brands could be impaired. We may be required to spend significant resources to monitor and protect our intellectual property rights and the efforts we take to protect our proprietary rights may not be sufficient. Our failure to maintain adequate protection of our intellectual property rights for any reason could negatively affect our competitive position, impede our ability to commercialize our products and services and harm our business and operating results.
We currently own certain patents and have applied for and may continue to apply for patent protection relating to certain proprietary aspects of existing and proposed products, processes and services. We cannot guarantee that any of our patent applications will issue into patents and the patents we own could be challenged, invalidated or circumvented by others and may not be of sufficient scope or strength to provide us with any meaningful protection or commercial advantage. Some patent applications in the United States are maintained in secrecy for a period of time after they are filed and since publication of discoveries in the scientific or patent literature tends to lag behind actual discoveries by several months, we cannot be certain that we will be the first creator of inventions covered by any patent application we make or the first to file patent applications on such inventions. The patenting process is expensive and time-consuming, and we may not be able to file and/or prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner or pursue or obtain patent protection in all relevant markets. Further, we cannot assure you that competitors will not infringe our patents or that we will have adequate resources to enforce our patents.
We rely in part on trade secrets, proprietary know-how and other proprietary and confidential information to maintain our competitive position. However, trade secret protection is risky and uncertain, and the disclosure or independent development by third parties of our proprietary technology could have a material adverse impact on our business and results of operations. Although our policy is to enter into confidentiality and invention assignment agreements with our employees and consultants and enter into confidentiality agreements with the parties with whom we have strategic and business relationships, no assurance can be given that these agreements will be effective in controlling access to, and distribution of, our proprietary or confidential information or will provide us with effective remedies in the event of a breach. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time-consuming, and a favorable outcome is not guaranteed. Further, these agreements do not prevent our competitors from independently developing technologies that are substantially equivalent or superior to our technologies, which may allow them to provide products and services similar to ours and thereby harm our competitive position. In addition, while we intend to put in place policies and procedures with respect to the use of AI to mitigate risks to our proprietary and confidential information in connection with our anticipated adoption of such technologies, the use of certain AI tools may pose risks to our proprietary and confidential information, including the inadvertent disclosure of such information into publicly available third-party training sets.
We also rely on our trademarks to distinguish our products and services from those of our competitors and have registered or applied to register many of these trademarks. If our trademarks are not adequately protected, we may be unable to maintain or build name recognition in our target markets and our business may be adversely affected. We cannot guarantee that our trademark applications will be approved and third parties may oppose our trademark applications or otherwise challenge our use of our trademarks. In the event that our trademarks are successfully challenged, we could be forced to rebrand our services or solutions, which could result in loss of brand recognition and could require us to devote resources to develop, advertise and market new brands. If we are unable to successfully register our trademarks and establish name recognition based on our trademarks, we may not be able to compete effectively and our business may be adversely affected. In addition, competitors or other third parties have in the past adopted, and may in the future adopt, trademarks similar to ours, which may impede our ability to build brand identity, possibly leading to market confusion and potentially requiring us to pursue legal action.
Significant resources may be required to monitor and protect our intellectual property rights, and despite such efforts, we may not be able to detect infringement, misappropriation, or other violations of our intellectual property rights by third parties. Litigation may be necessary in the future to enforce or protect our intellectual property rights. Such litigation could be costly, time-consuming, unpredictable and distracting to management and could result in the impairment or loss of portions of our intellectual property. Furthermore, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims, and countersuits attacking the ownership, scope, validity and enforceability of our intellectual property rights. Third parties may also separately challenge the validity and enforceability of our intellectual property in administrative and other legal proceedings. An adverse determination of any litigation proceedings could put our intellectual property at risk of being invalidated, deemed unenforceable or reduced in scope. Furthermore, because of the substantial amount of discovery that may be required in connection with intellectual property litigation, there is a risk that some of our proprietary or confidential information could be compromised by disclosure during this type of litigation. Our inability to protect our proprietary technology and other intellectual property against infringement, misappropriation, or other violations, as well as any costly litigation or diversion of our management’s attention and resources, could allow competitors to develop and commercialize services or products similar to ours and thereby reduce demand for our offerings, could delay future sales and introductions of new capabilities, result in our substituting inferior or more costly technologies into our business, or injure our reputation.
Additionally, we have licensed, and may license in the future, intellectual property rights from third parties, and the licenses we receive to such intellectual property rights may not provide exclusive or unrestricted rights in all fields of use and in all territories in which we may wish to develop or commercialize our products in the future and may restrict our rights to offer certain products in certain markets or impose other obligations on us in exchange for our rights to the licensed intellectual property. If we violated the terms of any of our license agreements, such as by failing to make specified royalty payments or failing to comply with quality control standards, a licensor may have the right to terminate our license. Even if we comply with all the terms of a license agreement, we cannot guarantee that we will be able to renew an agreement when it expires even if we desire to do so. The failure to maintain or renew our material license agreements could result in a loss of revenue and negatively impact our results of operations. In addition, we may be required to license additional technology from third parties to develop and market new capabilities, and we cannot assure you that we could license that technology on commercially reasonable terms or at all, and our inability to license this technology could harm our ability to compete. We also grant licenses to third parties which allow third parties the right to use certain of our intellectual property in a restricted capacity. Further, a government, including the U.S. Government, or a prime contractor customer could require us to relinquish intellectual property and data rights in connection with performing work on a government contract, which could lead to a loss of valuable rights in technology and intellectual property as a condition for participating in a government program. While we attempt to ensure that our intellectual property rights are protected when entering into business relationships, third parties may take actions that could materially and adversely affect our rights in or the value of our intellectual property rights.
Additionally, our intellectual property rights may not be protected in some jurisdictions to the same extent that they are protected in the United States, increasing the potential for infringement. It may be more difficult for us to successfully challenge the use of our intellectual property by other parties in these countries, which could diminish the value of our technologies, products, and services and cause our competitive position and growth to suffer. In addition, filing prosecuting and defending our intellectual property in all countries throughout the world where we operate may be prohibitively expensive. The lack of adequate legal protections of intellectual property or adequate legal remedies for infringement, misappropriation, and other violations of intellectual property in jurisdictions outside of the United States could have an adverse effect on our business, results of operations, and financial condition.
Third parties may allege that we are infringing, misappropriating, or otherwise violating their intellectual property rights, which could involve substantial costs and adversely impact our business.
Our success in part depends on our ability to develop, manufacture, market, and sell our technologies without infringing, misappropriating, or otherwise violating the intellectual property rights of third parties. However, we may not be aware that our technologies are infringing, misappropriating, or otherwise violating third-party intellectual property rights and such third parties may bring claims alleging such infringement, misappropriation, or violation. Because of technological changes in our industry, current patent coverage and the rapid rate of issuance of new patents, our current or future technologies may infringe, misappropriate, or otherwise violate existing or future patents or intellectual property rights of other parties. Further, because some patent applications are maintained in secrecy for a period of time, there is a risk that we could develop a product or technology without knowledge of a pending patent application, which product or technology would infringe a third-party patent once that patent is issued.
We or our vendors have been, and may in the future be, subject to claims by third parties alleging that we or our vendors have infringed, misappropriated, or otherwise violated their intellectual property rights. Any such claims, even those without merit, can be expensive and time-consuming to defend and may divert management’s attention and resources, and an adverse result in any proceeding could put our ability to produce, market, and sell our technologies in jeopardy. The outcome of any litigation is inherently uncertain, and there can be no assurances that favorable final outcomes will be obtained in all cases. We may be required to spend significant resources to defend against such claims, pay significant money damages, cease using certain processes, technologies, trademarks or other intellectual property, cease making, offering and selling certain technologies, obtain a license (which may not be available on commercially reasonable terms or at all) or redesign all or a portion of our technologies or change our branding (which could be costly, time-consuming, or impossible). While no such claims have been material to date, there is no guarantee that future claims would not have a material effect on our business.
The defense costs and settlements for intellectual property infringement lawsuits may not be covered by insurance, and may not be adequate to indemnify us for all liability that may be imposed. Intellectual property infringement lawsuits can take years to resolve. We cannot predict the outcome of lawsuits and cannot ensure that the results of any such actions will not have an adverse effect on our business, financial condition or results of operations. If we are not successful in our defenses or are not successful in obtaining dismissals of any such lawsuit, legal fees or settlement costs could have an adverse effect on our operations and financial position. Even if resolved in our favor, the volume of intellectual-property-related claims and the mere specter of threatened litigation or other legal proceedings may cause us to incur significant expenses and could distract our personnel from day-to-day responsibilities. The direct and indirect costs of addressing these actual and threatened disputes may have an adverse effect on our operations, reputation, and financial performance.
In addition, some of our agreements with third parties require us to indemnify them for certain intellectual property claims against them, which could require us to incur considerable costs in defending such claims, and may require us to pay significant damages in the event of an adverse ruling, pay significant amounts to obtain a license to use such intellectual property, or incur significant costs delivering a non-infringing replacement. Such third-party partners may also discontinue their relationships with us as a result of injunctions or otherwise, which could result in loss of revenue and adversely impact our business operations.
Intellectual property rights discovered through government-funded programs may be subject to federal regulations such as “march-in” rights, certain reporting requirements and a preference for U.S.-based companies and compliance with such regulations may limit our intellectual property rights.
We may develop, acquire, or license intellectual property rights that have been generated with U.S. Government funding or grants. Pursuant to the Bayh-Dole Act of 1980, the U.S. Government may have certain rights in inventions developed with government funding. These U.S. Government rights may include a non-exclusive, non-transferable, irrevocable worldwide license to use inventions for any governmental purpose. In addition, the U.S. Government may have the right, under certain limited circumstances, to require us to grant exclusive, partially exclusive or non-exclusive licenses to any of these inventions to a third-party if the U.S. Government determines that: (1) adequate steps have not been taken to commercialize the invention; (2) government action is necessary to meet public health or safety needs; or (3) government action is necessary to meet requirements for public use under federal regulations (also referred to as “march-in” rights). Such “march-in” rights would apply to new subject matter arising from the use of such government funding or grants and would not extend to pre-existing subject matter or subject matter arising from funds unrelated to the government funding or grants. If the U.S. Government exercised its march-in rights in our intellectual property rights that have been generated through the use of U.S. Government funding or grants, we could be forced to license or sublicense intellectual property we developed or that we license on terms unfavorable to us, and there can be no assurance that we would receive compensation from the U.S. Government for the exercise of such rights. The U.S. Government may also have the right to take title to these inventions if a funding or grant recipient fails to disclose the invention to the government or fails to file an application to register the intellectual property within specified time limits. Intellectual property generated under a government-funded program is also subject to certain reporting requirements, compliance with which may require us to expend substantial resources. In addition, the U.S. Government prohibits granting the exclusive right to use or sell these inventions in the United States unless the licensee agrees that products embodying or produced through the inventions will be manufactured substantially in the United States. This preference for U.S. industry may be waived by the federal agency that provided the funding if the owner of the intellectual property rights can show that reasonable but unsuccessful efforts have been made to grant licenses on similar terms to potential licensees that would be likely to manufacture substantially in the United States or that under the circumstances domestic manufacture is not commercially feasible. This preference for U.S. industry may limit our ability to contract with non-U.S. product manufacturers for products covered by such intellectual property rights. To the extent any of our owned or licensed future intellectual property is also generated through the use of U.S. Government funding, the provisions of the Bayh-Dole Act may similarly apply.

Our use of open source software could compromise the proprietary nature of our software and expose us to other legal liabilities and technological risks.
Some of our proprietary software utilizes and incorporates open source software and we expect to continue to use open source software in our business in the future. Open source software is freely accessible, usable and modifiable, in each case, subject to the terms of the applicable open source software license. Open source software is licensed by its authors or other third parties under open source licenses, which in some instances may subject us to certain unfavorable conditions. For example, certain open source licenses may give rise to requirements to disclose or license our proprietary source code or make available any derivative works or modifications of the open source code on unfavorable terms or at no cost, and we may be subject to such terms if such open source software is combined, linked or otherwise integrated with our proprietary software in certain ways. We have not yet implemented any formal written policies relating to our use of open source software that are designed to mitigate the risk of subjecting our proprietary code to these restrictions and requirements. We cannot guarantee that all open source software is reviewed prior to use in our platform or that our developers have not incorporated open source software into our products that we are unaware of or that they will not do so in the future. As such, we may be subject to certain requirements, including requirements that we offer our software that incorporates or links to the open source software at reduced cost or for free, or that we make available the proprietary source code for such software to the general public.
Furthermore, there are an increasing number of “open source” software license types, almost none of which have been interpreted by U.S. or foreign courts, resulting in a dearth of guidance regarding the proper legal interpretation of such licenses. As a result, there is a risk that these licenses could be construed in a manner that could impose unanticipated conditions or restrictions on our ability to commercialize our products and services. If a third-party were to allege that we had not complied with the conditions of one or more of these licenses, we could be required to incur significant legal expenses defending against such allegations and could be subject to significant damages and required to comply with onerous conditions or restrictions on the use of our proprietary software. In any of these events, we could be required to seek licenses from third parties and pay royalties in order to continue using the open source software necessary to operate our business or we could be required to discontinue use of our software in the event re-engineering cannot be accomplished on a timely basis, or at all. Any of the foregoing could require us to devote additional research and development resources to re-engineer our software, could result in customer dissatisfaction, could allow our competitors to create similar platforms with lower development effort and time and could have a material adverse effect on us. In addition, the use of open source software may entail greater technical and legal risks than those associated with the use of third-party commercial software, as open source licensors generally do not provide support, warranties, controls on origin of the software, indemnification or other contractual protections regarding infringement claims or the quality of the code, including the existence of security vulnerabilities. We cannot ensure that the authors of such open source software will implement or push updates to address security risks or will not abandon further development and maintenance. Many of the risks associated with usage of open source software, such as the lack of warranties or assurance of title, cannot be eliminated and could, if not properly addressed, negatively affect our business. To the extent that our technologies and other business operations depend upon the successful and secure operation of the open source software we use, any undetected errors or defects in this open source software could prevent the deployment or impair the functionality of our software, delay the introduction of new technological capabilities, result in a failure of our technologies, and injure our reputation. For example, undetected errors or defects in open source software could render it vulnerable to breaches or security attacks and make our systems more vulnerable to data breaches or security attacks. In addition, the public availability of such software may make it easier for others to compromise our platform. Any of the foregoing would have a negative effect on our business, financial condition, and results of operations.

Legal and Regulatory Risks
We or our subsidiaries have previously been, are currently, and may in the future be party to legal proceedings, investigations, and other claims or disputes, which are costly to defend and, if determined adversely to us, could require us to pay fines or damages, undertake remedial measures or prevent us from taking certain actions, any of which could have a material adverse effect on us.
We or our subsidiaries have previously been, are currently, and may in the future be party to legal proceedings, investigations, and other claims or disputes, which may relate to subjects including commercial transactions, government contracts, intellectual property, securities, employee relations or compliance with applicable laws and regulations. These legal proceedings could result in substantial costs and diversion of management’s attention and resources and could harm our stock price, business, prospects, results of operations and financial condition. These and other legal proceedings and investigations are inherently uncertain and we cannot predict their duration, scope, outcome or consequences. There can be no assurance that these or any such matters that have been or may in the future be brought against us will be resolved favorably. In connection with any government investigations, we may be required to pay substantial fines or civil and criminal penalties and/or be subject to equitable remedies, including disgorgement or injunctive relief or suspension or debarment from government contracting, in the event the government takes action against us or the parties resolve or settle the matter. Other legal or regulatory proceedings, including lawsuits filed by private litigants, may also follow as a consequence. These matters are likely to be expensive and time-consuming to defend, settle and/or resolve and may require us to implement certain remedial measures that could prove costly or disruptive to our business and operations. Furthermore, if we accrue a loss contingency for pending litigation and determine that it is probable, any disclosures, estimates, and reserves we reflect in our financial statements with regard to these matters may not reflect the ultimate disposition or financial impact of litigation or other such matters. These proceedings could also result in negative publicity, which could harm customer and public perception of our business, regardless of whether the allegations are valid or whether we are ultimately found liable. The unfavorable resolution of one or more of these matters could have a material adverse effect on our business.
Our business is subject to various regulatory risks that could adversely affect our operations, including a wide variety of extensive and evolving government laws and regulations.
The environment in which we operate is highly regulated due to the sensitive nature of our complex and technologically advanced systems, in addition to regulations broadly applicable to publicly traded corporations. We are subject to a wide variety of laws and regulations relating to various aspects of our business, and there are numerous regulatory risks that could adversely affect operations, including:
•Changes in laws and regulations: Our ability to pursue our business activities is regulated by various agencies and departments of the U.S. Government and, in certain circumstances, the governments of other countries. For instance, our in-orbit RF sensing activities are not currently regulated by any single U.S. regulatory agency, unlike electro-optical satellite remote sensing, which is highly regulated by the Commercial Remote Sensing Agency (“CRSA”) of the U.S. Department of Commerce. Statutory changes providing new authority to an executive agency to regulate in-space activities could result in the imposition of new operating requirements or restrictions on operations that could adversely affect our business. A portion of our revenue is generated outside of the United States and that portion is likely to increase in the future. There may be a material adverse effect on our financial condition and results of operations if we are required to alter our business to comply with changes in both domestic and foreign regulations, tariffs, or taxes, and other trade barriers that reduce or restrict our ability to sell our products and services on a global basis, or by political and economic instability in the countries in which we conduct business. For example, on June 25, 2025, the European Commission released a proposal for a regulation on the safety, resilience, and sustainability of space activities in the European Union, which would significantly reshape the regulatory landscape governing access to the EU space services market, introducing new requirements in areas such as licensing, environmental compliance, cybersecurity, and orbital debris mitigation. In addition, we are also subject to extensive and evolving local, state, and federal government laws and regulations with respect to employment and labor, health care, tax, data privacy and security, health and safety, and environmental issues. Any failure to comply with such regulatory requirements could also subject us to various penalties or sanctions.
•Import and Export Restrictions: Our business is subject to stringent Trade Controls. We are required to import and export our products, software, technology, and services, as well as run our operations in the United States, in full compliance with Trade Controls. Certain of our technologies require the implementation or acquisition of products or technologies from third parties and affiliates, including those in other jurisdictions, and may be required to be forwarded, imported, or exported to other jurisdictions. If the use of such technologies can be viewed by the jurisdiction in which that supplier, subcontractor or affiliate resides as being subject to import or export constraints or restrictions relating to national security, we may not be able to obtain the technologies and products that we require from subcontractors and suppliers who would otherwise be our preferred choice or may not be able to obtain the export permits necessary to transfer or export our technology. The inability to obtain or maintain export approvals and export restrictions or changes during contract execution or non-compliance by our suppliers, subcontractors, and customers, could have an adverse effect on our revenues and margins. Additionally, export from the United States of our data products and services are regulated by the DDTC as “defense services” that are subject to the strict export restrictions of the ITAR, which implement the AECA. Our marketing to foreign customers, to the extent such marketing constitutes a “defense service,” and the delivery of our data and derivative products and information must be approved by DDTC pursuant to the requirements of the ITAR. Failure to obtain authorizations or to comply with the requirements of the authorizations or of the ITAR, or changes in U.S. export regulatory policy, particularly changes in the foreign policy or national security relationship between the U.S. and any of our export customers, could result in the imposition of restrictions on existing or future authorizations of export sales (including possible revocation of existing authorizations), which could adversely affect our business.
•U.S. Government Approval Requirements: For certain aspects of our business operations, we are required to obtain U.S. Government licenses and approvals and to enter into agreements with various government bodies to provide data and insights to foreign persons. The delayed receipt of or the failure to obtain the necessary U.S. Government licenses, approvals, and agreements may prohibit entry into or interrupt the completion of contracts which could lead to a customer’s termination of a contract for default or monetary penalties, which could materially adversely affect our financial condition and results of operations. The Federal Communications Commission (“FCC”) requires licenses for the use of RF spectrum for communications to and from our satellites and associated ground stations to operate and control our satellites, and for operation of data relays from the satellites to the ground stations or other satellites. We must also file and receive approval from the FCC of an orbital debris mitigation plan covering the launch, in-orbit operation, and end-of life deorbiting of our satellite constellation. Changes in FCC regulatory policy, including possible restrictions on radio frequencies currently used by us, could increase our capital expenditures, decrease revenue, or both, which would adversely affect our business. Some programs require that we and certain of our employees maintain appropriate security clearances. Radio communications for spacecraft operations also require frequency coordination with the International Telecommunication Union. We also require export licenses from State, the U.S. Department of Commerce (“Commerce”) and, occasionally, the governments of other countries with respect to transactions we have with international customers or international subcontractors. In addition, any payload that is to be launched to the space domain will require licenses from the U.S. Department of Transportation and the Federal Aviation Administration, including a positive payload review determination by the U.S. Government. If we are unable to obtain or maintain required licenses, security clearances and/or approvals, or are otherwise restricted by the regulatory agencies that our businesses are subject to, it could have a material adverse effect on us.
•Competitive Impact of U.S. Regulations: Export and import control, economic sanction, and trade embargo laws and regulations, including those administered by the Commerce Bureau of Industry and Security, the DDTC, and OFAC, including the ITAR and the EAR, may limit certain business opportunities or delay or restrict our ability to contract with potential international customers or suppliers. To the extent that our non-U.S. competitors are not currently or in the future subject to similar export and import controls, economic sanctions, and trade embargo laws and regulations, they may enjoy a competitive advantage with international customers, and it could become increasingly difficult for us to recapture this lost market share.
•Anti-Corruption Laws: As part of the regulatory and legal environments in which we operate, we are subject to domestic and international anti-corruption laws that prohibit improper payments directly or indirectly to government officials, authorities or persons defined in those anti-corruption laws in order to obtain or retain business or other improper advantages in the conduct of business. Our policies mandate compliance with anti-corruption laws. Failure by our employees, agents, subcontractors, suppliers and/or existing or future partners to comply with anti-corruption laws and our policies could impact us in various ways that include, but are not limited to, criminal, civil and administrative fines and/or legal sanctions and the inability to bid for or enter into contracts with certain entities, all of which could have a significant adverse effect on our reputation, operations, and financial results.
Failure to comply with these laws may result in civil penalties or private lawsuits, or the suspension or revocation of licenses, certificates, authorizations or permits, which would prevent us from operating our business. Moreover, the regulatory approaches of different jurisdictions may be multi-layered and may be in conflict with one another, and our compliance could require alteration of our manufacturing processes or operational parameters which may adversely impact our business. We may not be in complete compliance with all such requirements at all times and, even when we believe we are in complete compliance, a regulatory agency may determine that we are not. In addition, the actions of third parties may cause us to fail to comply with certain requirements. Our failure to obtain the licenses necessary to support our business, or any delays that present in our interactions with regulatory authorities, could impact our ability to grow our business, could delay our ability to execute on our existing and future customer contracts and could adversely affect our business, financial condition, and results of operations.
We are routinely subject to audit by our customers on government contracts and the results of those audits could have an adverse effect on our business, reputation, and results of operations.
U.S. Government agencies, including the Defense Contract Audit Agency, the Defense Contract Management Agency, and Offices of Inspectors General, routinely audit and investigate government contractors. These agencies review a contractor’s performance under its contracts, its cost structure, its business systems and its compliance with applicable laws, regulations, and standards. The U.S. Government can decrease or withhold certain payments when it deems systems subject to its review to be inadequate. Additionally, any costs found to be misclassified may be subject to repayment and from time to time we may have substantial disagreements with government auditors regarding the allowability of costs incurred by us under government contracts, which delays payments even if we are correct in our positions. We may have unaudited or unsettled incurred cost claims related to past years, which limits our ability to issue final billings on contracts for which authorized and appropriated funds may be expiring or can result in delays in final billings and our ability to close out a contract.
If an audit or investigation uncovers improper or illegal activities, we may be subject to civil or criminal penalties and administrative sanctions, including reductions of the value of contracts, contract modifications or terminations, forfeiture of profits, suspension of payments, or penalties, fines, suspension or prohibition from doing business with the U.S. Government. In addition, we could suffer serious reputational harm if allegations of impropriety were made against us. Similar government oversight and risks to our business and reputation exist in most other countries where we conduct business.
The U.S. Government’s determination to award a future contract or contract option may be challenged by an interested party, and, if that challenge is successful, that future contract or option may be terminated.
The laws and regulations governing procurements by the U.S. Government provide procedures by which other bidders and interested parties may challenge the award of a government contract at the U.S. Government Accountability Office (“GAO”) or in federal court. If we are awarded a government contract, such challenges or protests could be filed even if there are not any valid legal grounds on which to base the challenge or protest. If any such challenges or protests are filed, the government agency may decide to suspend our performance under the contract while such protests are being considered by the GAO or the applicable federal court, thus potentially delaying delivery of payment. In addition, we could be forced to expend significant funds to defend any potential award. If a challenge or protest is successful, the government agency may be ordered to terminate any one or more of our contracts and reselect bids. The government agencies with which we have contracts could even be directed to award a potential contract to one of the other bidders. Finally, the government agency, in its discretion, may elect to take corrective action to resolve a pending bid protest which could result in the government agency reevaluating bidders, or asking bidders to re-compete for the contract, and the selection of a new bidder.
Current U.S. Government policy encourages the U.S. Government’s use of commercial data and space infrastructure providers to support U.S. national security objectives.
We are considered by the U.S. Government to be a commercial data provider. U.S. Government policy is subject to change and any change in policy away from supporting the use of commercial data and space infrastructure providers to meet U.S. Government space-based intelligence, surveillance, reconnaissance missions, and space infrastructure needs, or any material delay or cancellation of planned U.S. Government programs, could adversely affect our revenue and our ability to achieve our growth objectives.
Failure to comply with the requirements of the National Industrial Security Program Operating Manual could result in interruption, delay, or suspension of our ability to provide our products and services, and could result in loss of current and future business with the U.S. Government.
Certain contracts with the U.S. Government may require us to be issued facility security clearances under the National Industrial Security Program. The National Industrial Security Program requires that a corporation maintaining a facility security clearance be effectively insulated from foreign ownership, control, or influence (“FOCI”). Failure to maintain an agreement with the U.S. Defense Counterintelligence and Security Agency regarding the appropriate FOCI mitigation arrangement could result in invalidation or termination of the facility security clearances, which in turn would limit our ability to enter into future contracts with the U.S. Government requiring facility security clearances and may result in the loss of our ability to complete existing contracts with the U.S. Government.
Our operations are subject to governmental law and regulations relating to environmental matters, which may expose us to significant costs and liabilities that could negatively impact our financial condition.
Our operations are subject to and affected by various federal, state, local, and foreign environmental laws, and regulations, including the discharge, treatment, storage, disposal, and remediation of hazardous substances and wastes, which can frequently be expanded, changed, or enforced differently over time. Compliance with these existing and evolving environmental laws and regulations requires and is expected to continue to require significant operating and capital costs. We could incur substantial costs, including cleanup costs, fines and civil or criminal sanctions, as well as third-party claims for property damage or personal injury, if we were to violate or become liable under environmental laws or regulations. In addition, new laws and regulations, more stringent enforcement of existing laws and regulations, or the discovery of previously unknown contamination could result in material obligations and costs. Permits issued pursuant to certain environmental laws are required for our operations or the operations of our key suppliers, and these permits are subject to renewal, modification and, in some cases, revocation.
In addition, under environmental laws, ordinances or regulations, a current or previous owner or operator of property may be liable for the costs of removal or remediation of some kinds of petroleum products or other hazardous substances on, under, or in its property, adjacent or nearby property, or offsite disposal locations, without regard to whether the owner or operator knew of, or caused, the presence of the contaminants, and regardless of whether the practices that resulted in the contamination were legal at the time they occurred. We could be subject to future liabilities under environmental laws at our current or former facilities, adjacent or nearby properties or offsite disposal locations if any such properties are discovered to be contaminated with hazardous substances.
We may be adversely affected by global climate change or by legal, regulatory or market responses to such change.
The impacts of climate change on the global economy and our industry are rapidly evolving. We have been, and may continue to be, subject to increased regulations, reporting requirements, standards or expectations regarding the environmental impacts of our business, as well as physical and transition risks associated with climate change, all of which could impact our market and financial outlook, reputation, cost of capital, global supply chain, and production continuity.
Changes in environmental and climate change laws or regulations could lead to additional operational restrictions and compliance requirements upon us or our products or upon our key suppliers, require new or additional investment in product designs, require carbon offset investments or otherwise could negatively impact our business and/or competitive position. Physical impacts of climate change (including as relating to more frequent or more severe weather events and drought-related limitations on access to water), increasing global chemical restrictions and bans, and water and waste requirements may drive increased costs to us and our suppliers. Additionally, if we fail to achieve or improperly report on any stated environmental goals and commitments, the resulting negative publicity could adversely affect our reputation and/or our access to capital.
Investments in us may be subject to U.S. foreign investment regulations which may impose conditions on or limit certain investors’ ability to purchase our common stock, potentially making our common stock less attractive to investors. Our investments in U.S. companies may also be subject to U.S. foreign investment regulations.
Under the “Exon-Florio Amendment” to the U.S. Defense Production Act of 1950, as amended (the “DPA”), the U.S. President has the power to disrupt or block certain foreign investments in U.S. businesses if it is determined that such a transaction threatens U.S. national security. The Committee on Foreign Investment in the United States (“CFIUS”) has been delegated the authority to conduct national security reviews of certain foreign investments. CFIUS may impose mitigation conditions to grant clearance of a transaction.
The Foreign Investment Risk Review Modernization Act (“FIRRMA”), enacted in 2018, amended the DPA to, among other things, expand CFIUS’s jurisdiction beyond acquisitions of control of U.S. businesses. Under FIRRMA, CFIUS also has jurisdiction over certain foreign non-controlling investments in U.S. businesses that are involved with critical technology or critical infrastructure, or that collect and maintain sensitive personal data of U.S. citizens (“TID U.S. Businesses”), if the foreign investor receives specified triggering rights in connection with its investment. We are a TID U.S. Business because we develop and design technologies that would be considered critical technologies. Certain foreign investments in TID U.S. Businesses are subject to mandatory filing with CFIUS. These restrictions on the ability of foreign persons to invest in us could limit our ability to engage in strategic transactions that could benefit our stockholders, including a change of control, and could also affect the price that an investor may be willing to pay for our common stock.

Failure to comply with anti-bribery and anti-corruption laws could subject us to penalties and other adverse consequences.
As we operate and sell our platforms and services around the world, we are subject to the United States Foreign Corrupt Practices Act (“FCPA”), the U.K. Bribery Act, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the United States Travel Act, and other anti-corruption and anti-bribery laws and regulations in the jurisdictions in which we do business, both domestic and abroad. These laws and regulations generally prohibit companies, their employees, business partners, third-party intermediaries, representatives, and agents from authorizing, offering, or providing, directly or indirectly, improper payments to government officials, political candidates, political parties, or commercial partners for the purpose of obtaining or retaining business or securing an improper business advantage. We have operations, deal with and make sales to governmental or quasi-governmental entities in the United States and in non-U.S. countries.
The FCPA and other applicable anti-bribery and anti-corruption laws also may hold us liable for acts of corruption and bribery committed by our third-party business partners, representatives, and agents. We and our third-party business partners, representatives, and agents may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities and we may be held liable for the corrupt or other illegal activities of our employees or such third parties even if we do not explicitly authorize such activities. The FCPA or other applicable laws and regulations also require that we keep accurate books and records and maintain internal controls and compliance procedures designed to prevent any such actions. While we have implemented policies and procedures to address compliance with such laws, we cannot ensure that our employees or other third parties working on our behalf will not engage in conduct in violation of our policies or applicable law for which we might ultimately be held responsible. Violations of the FCPA, the U.K. Bribery Act, and other laws may result in whistleblower complaints, adverse media coverage, investigations, imposition of significant legal fees, loss of export privileges, as well as severe criminal or civil sanctions, including suspension or debarment from U.S. Government contracting, and we may be subject to other liabilities and adverse effects on our reputation, which could negatively affect our business, results of operations, financial condition, and growth prospects. In addition, responding to any enforcement action may result in a significant diversion of management’s attention and resources and significant defense costs and other professional fees. Our exposure for violating these laws increases as our non-U.S. presence expands and as we increase sales and operations in international jurisdictions. Moreover, many international government procurement codes will automatically debar a company from participating in its procurement processes if such company is subject to these kind of allegations by any other government, compounding the impact of one potential violation across many markets.
Risks Related to Our Indebtedness
Our level of indebtedness could have a material adverse effect on us.
We have, and after this offering we expect that we will continue to have, a significant amount of indebtedness. On December 18, 2025, we entered into the 2025 Loan and Security Agreement, which provides for the $14.6 million Senior Term Loan, which was fully funded on December 18, 2025 and matures on September 1, 2028. The Senior Term Loan bears interest at a per annum rate equal to the greater of the Wall Street Journal Prime Rate and 6.75%. Concurrently, we entered into the 2025 Mezzanine Loan and Security Agreement, which provides for the $34.0 million Mezzanine Loan, which was fully funded on December 18, 2025 and matures on December 18, 2028. The Mezzanine Loan bears interest at (i) a per annum cash-pay rate equal to the greater of the Wall Street Journal Prime Rate plus a margin of 2.10% and 9.35%, and (ii) a per annum paid-in-kind rate equal to 1.50% (compounded monthly). As of December 31, 2025, our total indebtedness was $48.6 million, including $14.6 million under the Senior Term Loan and $34.0 million under the Mezzanine Loan. We intend to use a portion of the net proceeds received by us from this offering to repay all of our outstanding borrowings under the

2025 Loan and Security Agreement and the 2025 Mezzanine Loan and Security Agreement, together with accrued interest. See “Use of Proceeds”.
Our indebtedness could have significant effects on our business, such as:
•limiting our ability to borrow additional amounts to fund capital expenditures, acquisitions, debt service requirements, execution of our growth strategy and other purposes;
•limiting our ability to make investments, including acquisitions, loans and advances, and to sell, transfer or otherwise dispose of assets;
•requiring us to dedicate a substantial portion of our cash flow from operations to pay principal and interest on our borrowings, which would reduce availability of our cash flow to fund working capital, capital expenditures, acquisitions, execution of our growth strategy and other general corporate purposes;
•making us more vulnerable to adverse changes in general economic, industry and competitive conditions, in government regulation and in our business by limiting our ability to plan for and react to changing conditions;
•placing us at a competitive disadvantage compared with our competitors that have less debt; and
•exposing us to risks inherent in interest rate fluctuations because our borrowings are at variable rates of interest, which could result in higher interest expense in the event of increases in interest rates.
If we do not repay our outstanding indebtedness, we may not be able to refinance our debt or sell additional debt or equity securities or our assets on favorable terms, if at all, and if we must sell our assets, it may negatively affect our financial condition and results of operations. We may also incur additional indebtedness in the future to refinance our existing indebtedness or to finance proposed projects. The incurrence of additional indebtedness could magnify the risks described above.
Our debt agreements contain restrictions that may limit our flexibility in operating our business. Any failure to comply with these restrictions and covenants, or the volatile credit and capital markets, could have a material adverse effect on us.
Our existing loan agreements and related documents contain, and instruments governing any future indebtedness of ours would likely contain, a number of covenants that will impose significant operating and financial restrictions on us, including restrictions on our ability to, among other things:
•create liens on certain assets;
•incur additional debt;
•consolidate, merge, sell or otherwise dispose of all or substantially all of our assets;
•sell certain assets;
•pay dividends on or make distributions in respect of our capital stock;
•place restrictions on certain activities of subsidiaries;
•transact with our affiliates; and
•use a portion of our cash resources.
Any of these restrictions could limit our ability to plan for or react to market conditions and could otherwise restrict corporate activities. Any failure to comply with these covenants could result in a default under our existing loan agreements or instruments governing any future indebtedness of ours. Additionally, our outstanding obligations under our existing loan agreements are secured by substantially all of our assets. Upon a default, unless waived, the lenders under our existing loan agreements could elect to terminate their commitments and cease making further loans, and, foreclose on our and our subsidiaries’ assets pledged to such lenders to secure our obligations under our existing loan agreements and related documents and force us into bankruptcy or liquidation. In addition, a default under our existing loan agreements could trigger a cross default under agreements governing any future indebtedness. If we experience a default under our existing loan agreements or instruments governing our future indebtedness, our business, financial condition, and results of operations may be adversely impacted.
Credit and capital markets can be volatile, which could make it more difficult for us to refinance our existing debt or to obtain additional debt or equity financings in the future. Such constraints could increase our costs of borrowing and could restrict our access to other potential sources of future liquidity.
Risks Related to Financial and Accounting Matters
Changes in our accounting estimates and assumptions could negatively affect our financial position, and results of operations.
We prepare our consolidated financial statements in accordance with U.S. GAAP. These accounting principles require us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of our financial statements. We are also required to make certain judgments that affect the reported amounts of revenues and expenses during each reporting period. We periodically evaluate our estimates and assumptions including those relating to revenue recognition, recoverability of assets, valuation of derivatives and nonredeemable non-controlling interests, contingencies, stock-based compensation, and income taxes. We base our estimates on historical experience and various assumptions that we believe to be reasonable based on specific circumstances. In particular, estimating our contract revenues requires judgments relative to assessing risks, including risks associated with estimating contract transaction prices and costs, assumptions for schedule and technical issues, customer-directed delays and reductions in scheduled deliveries, and unfavorable resolutions of claims and contractual matters. Due to the size and nature of many of our contracts, the estimation of total costs at completion is complicated and subject to many variables. For example, we must make assumptions regarding the length of time to complete the contract because costs include expected increases in wages and prices for materials; we also consider incentives or penalties related to performance on contracts and include them in the variable consideration to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the related uncertainty is resolved. There are many reasons estimated contract costs can increase, including inflation, labor challenges, supply chain challenges, and market volatility; delays or limitations in customer funding; design or other development challenges; production challenges (including from technical or quality issues and other performance concerns); inability to realize learning curves or other cost savings; changes in laws or regulations; actions necessary for long-term customer satisfaction; and natural disasters or environmental matters. Fixed-price contracts inherently tend to have more financial risk than cost-type contracts, including as a result of inflationary pressures, labor rates and shortages, challenges in estimating contract revenues and costs, and supplier challenges, some of which we may be particularly exposed to given the nature of our business. While management uses its best judgment to estimate costs associated with fixed-price contracts, future events can result in significant adjustments. These assumptions and estimates involve the exercise of a significant amount of judgment and discretion, which may evolve over time in light of operational experience, regulatory direction, developments in accounting principles and other factors. Actual results could differ from these estimates as a result of changes in circumstances, assumptions, policies, or developments in the business, which could materially affect our consolidated financial statements. In addition, we sometimes receive advanced payments and billings in excess of the amount of revenue we recognize, which we record as deferred revenue. As a result, our cash flows may be subject to fluctuation across periods in a manner that may be unrelated to our underlying performance.

We will incur increased costs as a result of operating as a publicly traded company, and our management will be required to devote substantial time to new compliance initiatives.
We will incur significant legal, accounting and other expenses that we did not incur as a private company. As a public company with listed equity securities, we will need to comply with new laws, regulations, and requirements, including the reporting requirements of the Exchange Act, which will require, among other things, that we file with the SEC annual, quarterly, and current reports with respect to our business and financial condition. In addition, the Sarbanes-Oxley Act, as well as rules subsequently adopted by the SEC and the New York Stock Exchange to implement provisions of the Sarbanes-Oxley Act, impose significant requirements on public companies, including requiring establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices. There are significant corporate governance and executive compensation related provisions in the Dodd-Frank Wall Street Reform and Consumer Protection Act that require the SEC to adopt additional rules and regulations in these areas such as “say on pay” and proxy access. Emerging growth companies are permitted to implement many of these requirements over a longer period and up to five years from the pricing of this offering. We intend to take advantage of this legislation for as long as we are permitted to do so. Once we become required to implement these requirements, we will incur additional compliance-related expenses. Stockholder activism, the current political environment and the current high level of government intervention and regulatory reform may lead to substantial new regulations and disclosure obligations, which may lead to additional compliance costs and impact the manner in which we operate our business in ways we cannot currently anticipate.
We expect the rules and regulations applicable to public companies to continue to increase our legal and financial compliance costs and to make some activities more time-consuming and costly. If these requirements divert the attention of our management and personnel from other business concerns, they could have a material adverse effect on us. The increased costs will decrease our net income or increase our net loss and may require us to reduce costs in other areas of our business or increase the prices of our solutions or services. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to incur substantial costs to maintain the same or similar coverage. We cannot predict or estimate the amount or timing of additional costs we may incur to respond to these requirements. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers.
In addition, public company reporting and disclosure obligations may cause our business and financial condition to become more visible. We believe that this increased profile and visibility may result in threatened or actual litigation from time to time. If such claims are successful, our business, operating results and financial condition may be adversely affected, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them and the diversion of the attention of management, could have a material adverse effect on us.
If we fail to implement and maintain an effective system of internal control over financial reporting, we may not be able to accurately determine or disclose our financial results. As a result, our stockholders could lose confidence in our financial results.
Upon completion of this offering, we will become subject to the informational requirements of the Exchange Act and will be required to file reports and other information with the SEC. As a publicly traded company, we will be required to maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in the reports that we file with, or submit to, the SEC is recorded, processed, summarized, and reported, within the time periods specified in the SEC’s rules and forms. They include controls and procedures designed to ensure that information required to be disclosed in reports filed with, or submitted to, the SEC is accumulated and communicated to management, including our principal executive and principal financial officers, to allow timely decisions regarding required disclosure. Effective disclosure controls and procedures are necessary for us to provide reliable reports, effectively prevent and detect fraud, and to operate successfully as a public company. Designing and implementing effective disclosure controls and procedures is a continuous effort that requires significant resources and devotion of time. In recent years, management has identified areas within our internal control environment requiring enhancement, and we may discover additional deficiencies in our disclosure controls and procedures that may be difficult or time consuming to remediate in a timely manner. Any failure to maintain effective disclosure controls and procedures or effective internal control over financial reporting, or to timely effect any necessary improvements thereto, could cause us to fail to meet our reporting obligations (which could affect the listing of our common stock). Additionally, ineffective disclosure controls and procedures or internal control over financial reporting could also adversely affect our ability to prevent or detect fraud, harm our reputation and cause investors to lose confidence in our reports filed with, or submitted to, the SEC, which would likely have a negative effect on the market price of our common stock.
Our business could be adversely impacted by deficiencies in our disclosure controls and procedures or internal control over financial reporting.
The design and effectiveness of our disclosure controls and procedures and internal control over financial reporting, including new and revised financial and IT-related controls that we have been designing, implementing and operating, may not prevent all errors, misstatements or misrepresentations. While management will continue to review the effectiveness of our disclosure controls and procedures and internal control over financial reporting, there can be no guarantee that our internal control over financial reporting will be effective in accomplishing all control objectives all of the time. As we continue strengthening our control framework, areas for improvement have been identified over time, and deficiencies in our internal control over financial reporting, including any material weakness which may occur in the future, could result in material misstatements of our results of operations, restatements of our financial statements, a decline in our stock price, or otherwise materially adversely affect us.
Material weaknesses in the internal control over financial reporting of Hawkeye and ISA have been identified. If we are unable to remediate these material weaknesses or maintain effective internal controls, the accuracy and timeliness of our financial reporting may be materially adversely affected, which could cause the market price of our common stock to decline, lessen investor confidence and harm our business.
In connection with the audit of financial statements for the year ended December 31, 2025, material weaknesses in internal control over financial reporting were identified at Hawkeye and ISA. Specifically, Hawkeye was identified as having a material weakness in internal control over financial reporting related to:
•the design and implementation of effective controls to identify errors in the calculation of compensation expense related to stock options with performance conditions.
In addition, ISA was identified as having material weaknesses in internal control over financial reporting which relate to:
•the maintenance of sufficient segregation of duties over the performance of control activities for financial close and reporting, including over the review and approval of journal entries;
•the maintenance of sufficient segregation of duties over the performance of control activities for the order to cash and procure to pay processes; and
•the design and implementation of effective information technology general controls in the areas of user access related to certain information technology systems that support our financial reporting process;
The PCAOB defines a material weakness as “a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.” We are performing additional accounting analyses and other procedures, including consulting with third-party subject matter experts, to ensure the proper accounting and financial disclosures for these matters. We recently hired a Chief Accounting Officer and are in the process of hiring other qualified accounting, financial reporting, information technology, and other key management personnel with public company experience. We will continue to utilize third-party subject matter experts to assist in enhancing Hawkeye’s and ISA’s internal control processes and remediating these material weaknesses. Until our remediation plan is implemented, tested, and deemed effective, we cannot assure that our actions will adequately remediate the material weaknesses in internal control over financial reporting identified at Hawkeye and ISA or that additional material weaknesses in internal control over financial reporting will not be identified at Hawkeye and ISA in the future.
As a public company, we will be required, pursuant to Section 404 of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting in future annual reports on Form 10-K to be filed with the SEC beginning with the second annual report following our initial public offering. Failure to comply with the Sarbanes-Oxley Act could potentially subject us to sanctions or investigations by the SEC or other regulatory authorities, which would require additional financial and management resources. If we are unable to conclude on an ongoing basis that our internal control over financial reporting is effective in accordance with Section 404 of the Sarbanes-Oxley Act, we may be required to report additional material weaknesses at Hawkeye and ISA in future periods, and our ability to accurately and timely report our financial results could be adversely affected. If we are unable to conclude that we have effective internal controls over financial reporting, investors could lose confidence in our reported financial information, which could have a material adverse effect on the trading price of our common stock. Failure to remedy material weaknesses in internal control over financial reporting at Hawkeye and ISA, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital markets.
Our ability to use net operating loss carryforwards and certain other tax attributes may be limited.
For the year ended December 31, 2025, the Company had approximately $134 million of federal net operating loss carryforwards, of which $6.0 million are subject to expiration beginning in 2035. It is possible that we will not generate taxable income sufficient to use these net operating loss carryforwards before their expiration, or at all. U.S. federal net operating losses incurred in 2018 and in future years may be carried forward indefinitely, but the deductibility of such net operating losses in a taxable year is limited to 80% of taxable income in such year.
In addition, our federal and state net operating loss carryforwards and certain other tax attributes (such as research and development tax credits) may be subject to significant limitations under Sections 382 and 383 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), respectively, and similar provisions of state law. These limitations apply if we undergo an “ownership change,” which generally is defined as a greater than 50 percentage point change (by value) in the ownership of our equity by certain stockholders over a rolling three-year period. We may have experienced ownership changes in the past and we may experience additional ownership changes in the future as a result of subsequent shifts in our stock ownership, including as a result of this offering, some of which may be outside of our control. If we have undergone an ownership change in the past, or if we undergo an ownership change in the future, our ability to use our pre-change net operating loss carryforwards and other pre-change tax attributes to offset our post-change income or taxes may be limited, which could harm our future operating results by effectively increasing our future tax obligations. Similar provisions of state tax law also may apply to limit the use of our state net operating loss carryforwards or other tax attributes. In addition, at the state level, there may be periods during which the use of net operating losses is suspended or otherwise limited, which could accelerate or permanently increase our state taxes.

Our operating results may be negatively affected if we are required to pay additional sales and use tax, value added tax, or other transaction taxes, and we could be subject to liability with respect to all or a portion of past or future sales.
We currently collect and remit sales and use, value added and other transaction taxes in certain of the jurisdictions where we do business based on our assessment of the amount of taxes owed by us in such jurisdictions. However, in some jurisdictions in which we do business, we do not believe that we owe such taxes, and therefore we currently do not collect and remit such taxes in those jurisdictions or record contingent tax liabilities in respect of those jurisdictions. A successful assertion that we are required to pay additional taxes in connection with sales of our products and solutions, or the imposition of new laws or regulations, or the interpretation of existing laws and regulations, requiring the payment of additional taxes, would result in increased costs and administrative burdens for us. If we are subject to additional taxes and decide to offset such increased costs by collecting and remitting such taxes from our customers, or otherwise passing those costs through to our customers, our customers may be discouraged from purchasing our products and solutions. Any increased tax burden may decrease our ability or willingness to compete in relatively burdensome tax jurisdictions, result in substantial tax liabilities related to past or future sales, or otherwise seriously harm our business, results of operations, financial condition or prospects.
Risks Related to Our Status as a Public Benefit Corporation
Our status as a public benefit corporation may not result in the benefits that we anticipate.
We will make an election to be treated as a public benefit corporation under Delaware law, to be effective upon the completion of this offering. As a public benefit corporation, we will be required to produce a public benefit and to operate in a responsible and sustainable manner, and to balance our stockholders’ pecuniary interests, the best interests of those materially affected by our conduct, and the specific public benefit of preserving the safety, security, and resilience of the American people and our allies that is identified by our amended and restated certificate of incorporation. There is no assurance that we will achieve our public benefit purpose or that the expected positive economic impact from being a public benefit company will be realized. Accordingly, being a public benefit corporation and complying with our related obligations could negatively impact our ability to provide the highest possible return to our stockholders.
As a public benefit corporation, we will be required to provide our stockholders with a report at least biennially assessing our overall public benefit performance and our success in achieving our specific public benefit purpose. To the extent we are unable to provide this report in a timely manner, or if the report is not viewed favorably by our stockholders (or those other parties to whom we provide such report, if any) because we are unable to report sufficient progress toward our public benefit or otherwise, our reputation and status as a public benefit corporation may be harmed, which could in turn have a material adverse effect on our business, financial condition, and results of operations.
Our directors will have a dual fiduciary duty to not only our stockholders’ pecuniary interests but also to our specific public benefit, and must consider the best interests of other stakeholders affected by our conduct. If a conflict between such interests arises, there is no guarantee such a conflict would be resolved in favor of our stockholders’ pecuniary interests.
While directors of traditional corporations are required to make decisions they believe to be in the best interests of their stockholders, directors of a public benefit corporation have a fiduciary dual duty to balance the stockholders’ pecuniary interests and the company’s specific public benefit, and must also consider the best interests of other stakeholders materially affected by the public benefit corporation’s conduct. Thus, our directors will not merely be permitted, but obligated, to consider our specific public benefit and the interests of other stakeholders. Under Delaware law, directors are shielded from liability for breach of these fiduciary obligations if they make informed and disinterested decisions that serve a rational purpose. In the event of a conflict between the financial interests of our stockholders and the interests of our specific public benefit, our directors will be obligated to make informed and disinterested decisions that serve a rational purpose; thus, there is no guarantee that such a conflict would be resolved in favor of our stockholders’ financial interests. Accordingly, Delaware law and our public benefit corporation status could result in our board of directors making decisions which are less financially lucrative for our stockholders in the short- and/or long-term; this could harm our business, financial condition, and results of operations, which in turn could cause our stock price to decline.
As a public benefit corporation, our management of the business in a manner that balances pecuniary interests of stockholders with the interests of stakeholders and our specific public benefit, in addition to our operating in a responsible and sustainable manner, may negatively influence our financial performance.
As a public benefit corporation, our board of directors will have a dual fiduciary duty to balance the pecuniary interest of our stockholders and the specific public benefit of preserving the safety, security, and resilience of the American people and our allies identified in our amended and restated certificate of incorporation. Our board of directors must also consider the best interests of those materially affected by our conduct. And, as a public benefit corporation, we are obligated to operate in a responsible and sustainable manner. While we believe our public benefit designation and related statutory obligations will benefit our stockholders, in balancing these interests our board of directors may authorize and we may take actions even if those actions do not maximize our short- or medium-term financial results. Any longer-term benefits that are intended by or expected from such decisions or actions may not materialize within the timeframe we expect or at all and such decisions or actions may have an immediate negative effect on amounts available for distribution to our stockholders. Accordingly, being a public benefit corporation and complying with our related obligations could have a material adverse effect on our business, financial condition, and results of operations.
As a public benefit corporation, Delaware law may make an acquisition of our company more difficult.
As a public benefit corporation, we may be less attractive as a takeover target than a traditional company and, therefore, your ability to realize your investment through an acquisition may be limited. Public benefit corporations may also not be attractive targets for activists or hedge fund investors because new directors would still have to consider and give appropriate weight to the public benefit along with stockholder value, and stockholders can enforce this through derivative suits. Further, by requiring the boards of directors of public benefit corporations to balance stockholders’ economic interests with stakeholders’ best interests and the company’s public benefit, Delaware public benefit corporation law could potentially make it easier for a board to reject a hostile bid, even where the takeover would provide the greatest short-term financial yield to investors. Furthermore, the board of directors of a public benefit corporation must decline to recommend to its stockholders a sale of the company, even if the sale would be at a higher price than alternatives, if it does not believe that the acquirer will maintain its fiduciary duty to the public benefit.
As a public benefit corporation, we may be subject to increased derivative litigation concerning our dual fiduciary duty to stockholders’ economic interests and our public benefit and our obligation to consider the best interests of our stakeholders, the occurrence of which may have an adverse impact on our financial condition and results of operations.
As a public benefit corporation, our stockholders (if they, individually or collectively, own at least 2% of our outstanding capital stock or shares having at least $2 million in market value (whichever is less)) are entitled to file a derivative lawsuit claiming that our directors failed to balance stockholders’ economic interests, stakeholders’ best interests and our public benefit. Such derivative actions would be subject to the provision of our amended and restated certificate of incorporation requiring that, to the fullest extent permitted by law, such lawsuits be exclusively brought in the Court of Chancery of the State of Delaware or, if such court does not have subject matter jurisdiction thereof, the federal district court of the State of Delaware. Although traditional corporations are subject to other types of derivative actions brought by stockholders, this type of claim does not exist for traditional corporations. Therefore, we may be subject to the possibility of increased derivative litigation, which would require the attention of management and, as a result, may adversely impact management’s ability to effectively execute our strategy. Any such derivative litigation could be costly and have an adverse impact on our financial condition and results of operations.

Risks Related to this Offering and Ownership of our Common Stock
We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to “emerging growth companies” will make our common stock less attractive to investors.
We are an “emerging growth company,” as defined in Section 2(a)(19) of the Securities Act, and as such we may take advantage of certain exemptions and relief from various reporting requirements applicable to other public companies that are not “emerging growth companies,” including:
•we will not be required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act;
•we will be subject to reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and
•we will not be required to hold nonbinding advisory votes on executive compensation or stockholder approval of any golden parachute payments not previously approved.
In addition, Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards, meaning that such company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of this extended transition period, and as a result, our financial statements may not be comparable with similarly situated public companies. We may remain an “emerging growth company” until the fiscal year-end following the fifth anniversary of the completion of this initial public offering, though we may cease to be an “emerging growth company” earlier under certain circumstances, including (1) if our gross revenue exceeds $1.235 billion in any fiscal year, (2) if we become a large accelerated filer, with at least $700 million of equity securities held by non-affiliates, or (3) if we issue more than $1.0 billion in non-convertible notes in any three-year period.
Investors may find our common stock less attractive if we rely on the exemptions and relief granted by the JOBS Act and, as a result, there may be a less active trading market for our common stock and our stock price may decline and/or become more volatile.
An active trading market for our common stock may never develop or be sustained.
We have applied for the listing of our common stock on the New York Stock Exchange under the symbol “HAWK”. However, we cannot be certain that an active trading market for our common stock will develop on that exchange or elsewhere or, if developed, that any market will be sustained. Furthermore, we cannot be certain that we will continue to satisfy the continued listing standards of the New York Stock Exchange. If we fail to satisfy the continued listing standards, we could be de-listed, which would have a material adverse effect on the liquidity and price of our common stock. Accordingly, we cannot assure you of the liquidity of any trading market, your ability to sell your shares of our common stock when desired or the prices that you may obtain for your shares of our common stock.

Our stock price may fluctuate significantly following this offering, and you may not be able to resell shares of our common stock at or above the price you paid or at all, and you could lose all or part of your investment as a result.
Even if a trading market develops, the market price of our common stock may be highly volatile and could be subject to wide fluctuations. The initial public offering price for our common stock will be determined through negotiations among the underwriters and us and may vary from the market price of our common stock following this offering. You may not be able to resell your shares at or above the initial public offering price due to a number of factors which are beyond our control, including:
•results of operations that vary from the expectations of securities analysts and investors;
•results of operations that vary from those of our competitors;
•changes in expectations as to our future financial performance, including financial estimates and investment recommendations by securities analysts and investors;
•changes in economic conditions for companies in our industry;
•changes in market valuations of, or earnings and other announcements by, companies in our industry;
•declines in the market prices of stocks generally, particularly those of companies in our industry;
•additions or departures of key management personnel;
•strategic actions by us or our competitors;
•announcements by us, our competitors, our suppliers or our distributors of significant contracts, price reductions, new products or technologies, acquisitions, dispositions, joint marketing relationships, joint ventures, other strategic relationships or capital commitments or announcements relating to government awards or changes in government spending;
•difficulties in integrating any new acquisitions we may make;
•changes in preference of our customers and our market share;
•changes in general economic or market conditions or trends in our industry or the economy as a whole;
•changes in business or regulatory conditions;
•future sales of our common stock or other securities, including in connection with the end of lock-up periods;
•investor perceptions of or the investment opportunity associated with our common stock relative to other investment alternatives;
•the public’s response to press releases or other public announcements by us or third parties, including our filings with the SEC;
•changes or proposed changes in laws or regulations or differing interpretations or enforcement thereof affecting our business;
•announcements relating to litigation or governmental investigations;
•guidance, if any, that we provide to the public, any changes in this guidance or our failure to meet this guidance;

•the development and sustainability of an active trading market for our stock;
•changes in accounting principles; and
•other events or factors, including those resulting from informational technology system failures and disruptions, natural disasters, pandemics, war, acts of terrorism, or responses to these events.
In addition, extreme price and volume fluctuations in the stock markets have affected and continue to affect the stock prices of many companies. Often, their stock prices have fluctuated in ways unrelated or disproportionate to their operating performance. In the past, stockholders have filed securities class action litigation against companies following periods of market volatility. Such securities litigation, if instituted against us, could subject us to substantial costs, divert resources and the attention of management from our business and seriously harm our business.
Our quarterly operating results have fluctuated and may in the future fluctuate significantly, which makes forecasting our future operating results difficult and could cause our operating results to fall below expectations or any guidance we may provide.
Our operating results have fluctuated from quarter to quarter and annually at points in the past, and they may do so in the future, which makes it difficult for us to predict our future operating results. Results of any one fiscal quarter or year are not a reliable indication of results to be expected for any other fiscal quarter or for any year. If we fail to increase our results over prior periods, to achieve our projected results or to meet the expectations of securities analysts or investors, our stock price may decline, and the decrease in the stock price may be disproportionate to the shortfall in our financial performance. Results may be affected by various factors, including those described in these risk factors. As a result, comparing our operating results on a period-to-period basis may not be meaningful.
Further, projections are based upon a number of assumptions and estimates that, while presented with numerical specificity, are inherently subject to significant business, economic, and competitive uncertainties and contingencies, many of which are beyond our control and are based upon specific assumptions with respect to future business decisions, some of which will change. The rapidly evolving market in which we operate may make it difficult to evaluate our current business and our future prospects, including our ability to plan for and model future growth. The principal reason that we may release this data is to provide a basis for our management to discuss our business outlook with analysts and investors. We do not accept any responsibility for any projections or reports published by any such persons. Guidance is necessarily speculative in nature, and it can be expected that some or all of the assumptions of the guidance furnished by us will not materialize or will vary significantly from actual results, particularly any guidance relating to the results of operations of acquired businesses or companies as our management will be less familiar with their business, procedures, and operations. This variability and unpredictability could also result in our failing to meet the expectations of industry or financial analysts or investors for any period. If our revenue or operating results fall below the expectations of analysts or investors or below any guidance we may provide, or if the guidance we provide is below the expectations of analysts or investors, the price of our common stock could decline substantially. Such a stock price decline could occur even when we have met any previously publicly stated guidance we may provide.
We currently do not intend to declare dividends on our common stock in the foreseeable future and, as a result, your returns on your investment may depend solely on the appreciation of our common stock.
We currently do not expect to declare any dividends on our common stock in the foreseeable future. Instead, we anticipate that all of our earnings in the foreseeable future will be used for working capital and general corporate purposes. Any determination to declare or pay dividends in the future will be at the discretion of our board of directors, subject to applicable laws and dependent upon a number of factors, including our earnings, capital requirements and overall financial conditions. In addition, our ability to pay dividends on our common stock is currently limited by the terms of our existing loan agreements and related documents and may be further restricted by the terms of any future debt or preferred securities. Accordingly, your only opportunity to achieve a return on your investment may be if the market price of our common stock appreciates and you sell your shares at a profit. The market price for our common stock may never exceed, and may fall below, the price that you pay for such common stock. See “Dividend Policy.”
Investors in this offering will suffer immediate and substantial dilution.
The initial public offering price per share of common stock will be substantially higher than our adjusted net tangible book value per share immediately after this offering. As a result, you will pay a price per share of common stock that substantially exceeds the per share book value of our tangible assets after subtracting our liabilities. In addition, you will pay more for your shares of common stock than the amounts paid by our existing stockholders. At the initial public offering price of $     per share of common stock, you will incur immediate and substantial dilution in an amount of $     per share of common stock. If the underwriters exercise their option to purchase additional shares, you will experience additional dilution. See “Dilution.”
You may be diluted by the future issuance of additional common stock in connection with our incentive plans, exercise of warrants, acquisitions or otherwise.
Future issuances of our common stock, including issuances under our equity incentive plans or in connection with the exercise of warrants, any future investments or acquisitions, could result in dilution to existing holders of our common stock. Such issuances, or the perception that such issuances may occur, could depress the market price of our common stock. We may issue additional equity securities from time to time, including equity securities that could have rights senior to those of our common stock. As a result, purchasers of shares of common stock in this offering bear the risk that future issuances of equity securities may reduce the value of their shares and dilute their ownership interests. Also, to the extent outstanding stock-based awards are issued or become vested, there will be further dilution to the holders of our common stock.
Future sales, or the perception of future sales, by us or our existing stockholders in the public market following this offering could cause the market price for our common stock to decline.
After this offering, the sale of shares of our common stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of shares of our common stock. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.
If our existing stockholders, including employees, who have or obtain equity, sell, or indicate an intention to sell, substantial amounts of our common stock in the public market after the lock-up period and legal restrictions on resale discussed in this prospectus expire or lapse, as applicable, the trading price of our common stock could decline. Upon the completion of this offering, we will have outstanding a total of      shares of common stock (assuming the underwriters exercise their option to purchase additional shares in full). Of these shares, only the shares of common stock sold in this offering will be freely tradable without restrictions or further registration under the Securities Act of 1933, as amended, or the Securities Act, except for any shares held by persons who are not our “affiliates” as defined in Rule 144 under the Securities Act and who have complied with the holding period requirements of Rule 144 under the Securities Act.
In connection with this offering, we and our officers, directors, and holders of substantially all of our common stock and securities convertible into or exercisable for our common stock have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of the common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus and continuing through the close of the first day on which the New York Stock Exchange is open for the buying and selling of securities (a “Trading Day”) on or after the 180th day (the “180th

Day”) after the date of this prospectus, or, if the 180th Day is not a Trading Day, immediately after the close of the last Trading Day immediately preceding the 180th Day, except with the prior written consent of Goldman Sachs & Co. LLC and Morgan Stanley & Co. LLC. When the lock-up period in these agreements expires, we, our officers and directors and such other stockholders will be able to sell shares in the public market. In addition, the underwriters may, in their sole discretion, release all or some portion of the shares subject to the lock-up agreements prior to the expiration of the lock-up period. See “Shares Eligible for Future Sale.” As restrictions on resale end, the market price of our shares of common stock could drop significantly if the holders of these shares sell them or are perceived by the market as intending to sell them. These factors could also make it more difficult for us to raise additional funds through future offerings of our shares of common stock or other securities.
In addition, certain of our stockholders will have demand and “piggy-back” registration rights with respect to our common stock that they will retain following this offering. See “Shares Eligible for Future Sale” for a discussion of the shares of our common stock that may be sold into the public market in the future, including in connection with registration rights we have granted.
Furthermore, at our request, the underwriters have reserved up to   shares of our common stock, or 5% of the shares to be issued by us and offered by this prospectus (excluding the additional shares that the underwriters have an option to purchase) for sale, at the initial public offering price, to certain of our directors, officers, employees and others under the directed share program. Participants in the directed share program will not be subject to the terms of any lock-up agreement with respect to any shares purchased through the directed share program, except in the case of shares purchased by any of our directors or officers. Future sales of such shares may cause the price of our shares of common stock to be reduced or become more volatile. See “Underwriting—Directed Share Program.”
In the future, we may also issue our securities in connection with investments or acquisitions. The number of shares of our common stock issued in connection with an investment or acquisition could constitute a material portion of our then-outstanding shares of our common stock. Any issuance of additional securities in connection with investments or acquisitions may result in additional dilution to you.
We have broad discretion to determine how to use our assets, including the funds we receive from this offering, and may use them in ways that may not enhance our results of operations or the price of our common stock.
We have broad discretion over our assets, including the use of proceeds we receive from this offering, and we could utilize our assets or spend the proceeds we receive from this offering in ways our stockholders may not agree with or that do not yield a favorable return, or no return at all. We currently expect to use the net proceeds from this offering for working capital and other general corporate purposes. The use of the net proceeds from this offering may differ substantially from our current plans. If we do not invest or apply the proceeds we receive from this offering in ways that improve our results of operations, we may fail to achieve expected financial results or be required to raise additional capital, which could cause our stock price to decline. In addition, pending their use, the proceeds of this offering may be placed in investments that do not produce income or that may lose value.
If securities analysts do not publish research or reports about our business or if they downgrade our stock or our sector, our stock price and trading volume could decline.
The trading market for our common stock will depend in part on the research and reports that industry or financial analysts publish about us, our business, our market or our competitors. We do not control these analysts and cannot assure you that any analysts will initiate or maintain research coverage of us and our stock. Furthermore, if one or more of the analysts who do cover us provide more favorable recommendations about our competitors or downgrade our stock or our industry, or the stock of any of our competitors, or publish inaccurate or unfavorable research about our business, the price of our stock could decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, we could lose visibility in the market, which in turn could cause our stock price or trading volume to decline.
Provisions in our charter documents and under Delaware law could make an acquisition of us, which may be beneficial to our stockholders, more difficult and may limit attempts by our stockholders to replace or remove our current management.
Provisions in our amended and restated certificate of incorporation and amended and restated bylaws may have the effect of delaying or preventing a merger, acquisition, or other change of control of the company that the stockholders may consider favorable. In addition, because our board of directors is responsible for appointing the members of our management team, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors.
Among other things, our amended and restated certificate of incorporation and amended and restated bylaws include provisions that:
•provide that our board of directors is classified into three classes of directors with staggered three-year terms;
•permit our board of directors to establish the number of directors and fill any vacancies and newly created directorships;
•require super-majority voting by our stockholders to amend some provisions in our amended and restated certificate of incorporation and amended and restated bylaws;
•authorize the issuance of “blank check” preferred stock that our board of directors could use to implement a stockholder rights plan;
•only a majority of our board of directors will be authorized to call a special meeting of stockholders;
•eliminate the ability of our stockholders to call special meetings of stockholders;
•do not provide for cumulative voting;
•directors may only be removed “for cause” and only with the approval of at least 66 2/3% of the voting power of our then-outstanding capital stock;
•prohibit stockholder action by written consent, which requires all stockholder actions to be taken at a meeting of our stockholders;
•our board of directors is expressly authorized to make, alter, or repeal our bylaws; and
•establish advance-notice requirements for nominations for election to our board of directors or for proposing matters that can be acted upon by stockholders at annual stockholder meetings.
Moreover, Section 203 of the Delaware General Corporation Law (the “DGCL”) may discourage, delay, or prevent a change in control of our company. Section 203 imposes certain restrictions on mergers, business combinations, and other transactions between us and holders of 15% or more of our common stock.
Our amended and restated certificate of incorporation contains exclusive forum provisions for certain claims, which may limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees.
Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware, to the fullest extent permitted by law, will be the exclusive forum for any derivative action or proceeding brought on our behalf, any action asserting a breach of fiduciary duty, any action asserting a claim against us arising pursuant to the DGCL, our amended and restated certificate of incorporation, or our amended and restated bylaws, or any action asserting a claim against us that is governed by the internal affairs doctrine.
Moreover, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all claims brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Our amended and restated certificate of incorporation provides that the federal district courts of the United States will, to the fullest extent permitted by law, be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act, or the Federal Forum Provision. Our decision to adopt the Federal Forum Provision followed a decision by the Supreme Court of the State of Delaware holding that such provisions are facially valid under Delaware law. While there can be no assurance that federal or state courts will follow the holding of the Supreme Court of the State of Delaware or determine that the Federal Forum Provision should be enforced in a particular case, application of the Federal Forum Provision means that suits brought by our stockholders to enforce any duty or liability created by the Securities Act must be brought in federal court and cannot be brought in state court.
Section 27 of the Exchange Act creates exclusive federal jurisdiction over all claims brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. In addition, the Federal Forum Provision applies to suits brought to enforce any duty or liability created by the Exchange Act. Accordingly, actions by our stockholders to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder must be brought in federal court.
Our stockholders will not be deemed to have waived our compliance with the federal securities laws and the regulations promulgated thereunder.
Any person or entity purchasing or otherwise acquiring or holding any interest in any of our securities shall be deemed to have notice of and consented to our exclusive forum provisions, including the Federal Forum Provision. These provisions may limit a stockholders’ ability to bring a claim in a judicial forum of their choosing for disputes with us or our directors, officers, or employees, which may discourage lawsuits against us and our directors, officers, and employees. Alternatively, if a court were to find the choice of forum provision contained in our amended and restated certificate of incorporation or amended and restated bylaws to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, financial condition, and results of operations.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus contains forward-looking statements about us and our industry that involve substantial risks and uncertainties. All statements contained in this prospectus other than statements of historical fact, including statements regarding our future results of operations and financial condition, our business strategy and plans, market growth, and our objectives for future operations, are forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” or “would” or the negative of these terms or other similar expressions intended to identify statements about the future. These statements speak only as of the date of this prospectus and involve known and unknown risks, uncertainties, and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition, and results of operations. These forward-looking statements include statements concerning the following:
•our expectations regarding financial condition or results of operations, including our expectations regarding revenue, cost of sales and operating expenses, and our ability to achieve and maintain profitability;
•our future sources of and needs for liquidity and capital resources;
•our expectations regarding the size and growth of the market for our products and services;
•our business strategies and our ability to grow our business;
•our ability to continue to successfully design, build, and operate our satellites and payloads;
•our expectations regarding the growth of the global RF exploitation market and increasing demand for space-based SIGINT;
•our ability to enhance existing or develop new products and services and the impact of any such enhancements or developments;
•our ability to improve and expand our operations and information systems;
•our ability to realize the anticipated benefits from integrating our business with the business of ISA;
•the implementation or interpretation of current or future regulations and legislation;
•the impact of disruptions in U.S. Government operations and funding and the budgetary priorities of the U.S. Government;
•our ability to maintain contracts and relationships with our U.S. Government and allied international government customers;
•our ability to realize our backlog;
•our ability to attract and retain skilled personnel and senior management;
•the increased expenses associated with being a public company;
•our intended use of the net proceeds from this offering;
•our ability to maintain our existing, or to develop additional, valuable intellectual property rights;

•our focus on a specific public benefit purpose and potential resulting negative effects on our financial performance; and
•the other factors discussed under “Risk Factors.”
The foregoing list of risks is not exhaustive. Other sections of this prospectus may include additional factors that could harm our business and financial performance. Moreover, we operate in a very competitive and rapidly changing environment. New risk factors and uncertainties may emerge from time to time, and it is not possible for management to predict all risk factors and uncertainties. As a result of these factors, we cannot assure you that the forward-looking statements in this prospectus will prove to be accurate. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise. You should, however, review the factors and risks and other information we describe in the reports we will file from time to time with the SEC after the date of this prospectus.
Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond our control, you should not rely on these forward-looking statements as predictions of future events. Although we believe that we have a reasonable basis for each forward-looking statement contained in this prospectus, the events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those contained in or implied by any forward-looking statements. You should refer to the section titled “Risk Factors” of this prospectus for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements.
You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

MARKET AND INDUSTRY DATA
Information contained in this prospectus concerning our industry and the market in which we operate, including our general expectations and market position, market opportunity and market size is based on information from various sources, including a study we commissioned from Renaissance Strategic Advisors. In presenting this information, we have also made assumptions based on such data and other similar sources, and on our knowledge of, and in our experience to date in, the markets for our services. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. Although neither we nor the underwriters have independently verified the accuracy or completeness of any third-party information, we believe the market position, market opportunity and market size information included in this prospectus is reliable. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the “Risk Factors” section. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

USE OF PROCEEDS
We estimate that we will receive net proceeds from this offering of approximately $           million (or approximately $           million if the underwriters’ option to purchase additional shares of common stock is exercised in full) based on an assumed initial public offering price of $           per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.
Each $1.00 increase (decrease) in the assumed initial public offering price of $                 per share would increase (decrease) the net proceeds to us from this offering by approximately $                 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. Each increase (decrease) of 1.0 million in the number of shares we are offering would increase (decrease) the net proceeds to us from this offering, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, by approximately $               million, assuming the assumed initial public offering price stays the same.
The principal purposes of this offering are to increase financial flexibility, create a public market for our common stock and enable access to the public equity markets for us and our stockholders. We intend to use $         of the net proceeds from this offering to repay all of our outstanding borrowings under the 2025 Loan and Security Agreement and the 2025 Mezzanine Loan and Security Agreement, together with accrued interest. As of December 31, 2025, our total indebtedness was $48.6 million, including $14.6 million under the Senior Term Loan and $34.0 million under the Mezzanine Loan. The Senior Term Loan bears interest at a per annum rate equal to the greater of the Wall Street Journal Prime Rate and 6.75% and matures on September 1, 2028. The Mezzanine Loan bears interest at (i) a per annum cash-pay rate equal to the greater of the Wall Street Journal Prime Rate plus a margin of 2.10% and 9.35%, and (ii) a per annum paid-in-kind rate equal to 1.50% (compounded monthly) and matures on December 18, 2028.
We also expect to use up to $15.0 million of the net proceeds from this offering to make the deferred payment included in the total consideration for the ISA Acquisition. We expect to use any remaining net proceeds from this offering for working capital and other general corporate purposes.
The expected use of net proceeds from this offering represents our intentions based upon our present plans and business conditions. We cannot predict with certainty all of the particular uses for the proceeds of this offering or the amounts that we will actually spend on the uses set forth above. Accordingly, our management will have significant flexibility in applying the net proceeds of this offering. The timing and amount of our actual expenditures will be based on many factors, including cash flows from operations and the anticipated growth of our business. Pending their use, we intend to invest the net proceeds of this offering in a variety of capital-preservation investments, including short- and intermediate-term, interest-bearing, investment-grade securities and government securities.

DIVIDEND POLICY
We have never declared or paid, and do not anticipate declaring or paying in the foreseeable future, any cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings to support our operations and finance the growth and development of our business. Any future determination related to our dividend policy will be made at the discretion of our board of directors and will depend upon, among other factors, our results of operations, financial condition, capital requirements, contractual restrictions, business prospects and other factors our board of directors may deem relevant. In addition, the 2025 Loan and Security Agreement contains certain customary representations, warranties, and covenants that limit our ability to pay dividends or make other payments in respect of our capital stock.

CAPITALIZATION
The following table sets forth our cash and cash equivalents, and our capitalization as of December 31, 2025:
•on an actual basis;
•on a pro forma basis to give effect to: (1) the sale and issuance of 995,309 shares of Series E Preferred Stock for net proceeds of $             million subsequent to December 31, 2025, (2) the Warrant Net Exercises, (3) the automatic conversion of all outstanding shares of our convertible preferred stock (including shares of Series E Preferred Stock issued subsequent to December 31, 2025) into an aggregate of 68,987,988 shares of our common stock upon the closing of this offering; and (4) the filing and effectiveness of our amended and restated certificate of incorporation upon the closing of this offering; and
•on a pro forma as adjusted basis to give effect to: (1) the pro forma adjustments described above; (2) the repayment of all of our outstanding borrowings under the 2025 Loan and Security Agreements with the net proceeds received by us from this offering; and (3) our issuance and sale of                shares of common stock in this offering at an assumed initial public offering price of $                per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.
The pro forma and pro forma as adjusted information below is illustrative only, and our capitalization following the closing of this offering will depend on the actual initial public offering price and other terms of this offering determined at pricing. You should read this information in conjunction with our financial statements and the related notes appearing at the end of this prospectus, the sections of this prospectus titled “Use of Proceeds” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information contained in this prospectus.

	As of December 31, 2025
	Actual	Pro Forma	Pro Forma as Adjusted(1)
	(in thousands, except share and per share amounts)
Cash and cash equivalents	$92,686	$	$
Debt
Long-term debt, net of unamortized debt issuance cost	$46,315
Mezzanine equity:
Redeemable, convertible preferred stock Series A - $0.0001 par value; 24,947,154 shares authorized, issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	$34,174
Redeemable, convertible preferred stock Series B - $0.0001 par value;11,574,841 shares authorized, issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	66,442
Redeemable, convertible preferred stock Series C - $0.0001 par value; 6,960,439 shares authorized, issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	48,761

Redeemable, convertible preferred stock Series D - $0.0001 par value; 12,857,720 shares authorized, issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	136,715
Redeemable, convertible preferred stock Series D-1 - $0.0001 par value; 6,085,161 shares authorized, issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	58,894
Redeemable, convertible preferred stock Series E - $0.0001 par value; 14,578,457 shares authorized and 5,567,364 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	102,600
Total mezzanine equity	447,586
Stockholders’ (deficit) equity:
Preferred stock, $0.0001 par value: no shares authorized, issued, or outstanding, actual; 20,000,000 shares authorized and no shares issued and outstanding, pro forma and pro forma as adjusted	—
Common stock, $0.0001 par value; 111,000,000 shares authorized, 4,168,374 shares issued and outstanding, actual; 2,000,000,000 shares authorized, shares issued and outstanding pro forma; 2,000,000,000 shares authorized, shares issued and outstanding, pro forma as adjusted	2
Additional paid-in capital	39,336
Accumulated other comprehensive income	—
Accumulated deficit	(145,841)
Total stockholders’ (deficit) equity	(106,503)
Total capitalization	$387,771	$	$
Each $1.00 increase (decrease) in the assumed initial public offering price of $                per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents, additional paid in capital, total stockholders’ (deficit) equity and total capitalization by approximately $                million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1.0 million shares in the number of shares offered by us at the assumed initial public offering price per share of $                per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents, additional paid in capital, total stockholders’ (deficit) equity and total capitalization by approximately $                million.
The number of shares of our common stock to be outstanding after this offering is based on            shares of our common stock outstanding as of December 31, 2025, after giving effect to the automatic conversion of all outstanding shares of our convertible preferred stock (including shares of

Series E Preferred Stock issued subsequent to December 31, 2025) into an aggregate of 68,987,988 shares of common stock upon the closing of this offering and the Warrant Net Exercises, and excludes:
•14,675,271 shares of our common stock issuable upon the exercise of options outstanding as of December 31, 2025 under our 2015 Plan, at a weighted-average exercise price of $2.73 per share;
•182,786 shares of our common stock subject to RSUs outstanding as of December 31, 2025 under the 2015 Plan;
•3,966,977 shares of our common stock available for future issuance as of December 31, 2025 under our 2015 Plan, which shares will cease to be available for issuance under the 2015 Plan at the time our 2026 Equity Incentive Plan (the “2026 Plan”), becomes effective and will be added to, and become available for issuance under, the 2026 Plan;
•5,304,255 shares of our common stock issuable upon the exercise of common stock warrants outstanding as of December 31, 2025, with a weighted-average exercise price of $0.94 per share (other than the Warrant Net Exercises);
•an additional            shares of our common stock reserved for future issuance under our 2026 Plan, which will become effective upon the execution and delivery of the underwriting agreement for this offering, as well as any automatic increases in the number of shares of common stock reserved for future issuance under the 2026 Plan and any additional shares of our common stock that may become available under the 2026 Plan, as more fully described in “Executive Compensation—Equity Benefit Plans—2026 Equity Incentive Plan”; and
•                   shares of our common stock reserved for future issuance under our ESPP, which will become effective upon the execution and delivery of the underwriting agreement for this offering, as well as any automatic increases in the number of shares of common stock reserved for future issuance under the ESPP, as more fully described in “Executive Compensation—Equity Benefit Plans—2026 Employee Stock Purchase Plan”.

DILUTION
If you invest in our common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share and the pro forma as adjusted net tangible book value per share of our common stock after this offering.
As of December 31, 2025, we had a historical net tangible book deficit of $(259.3) million, or $(62.22) per share of our common stock. Our historical net tangible book deficit per share represents total tangible assets less total liabilities and the carrying values of our convertible preferred stock, which is not included within stockholders’ deficit, divided by the 4,168,374 shares of our common stock outstanding as of December 31, 2025.
Our pro forma net tangible book value as of December 31, 2025 was $      million, or $       per share of our common stock. Pro forma net tangible book value represents the amount of our total tangible assets less our total liabilities, after giving effect to (i) the sale and issuance of 995,309 shares of Series E Preferred Stock for net proceeds of $             million subsequent to December 31, 2025, (ii) the Warrant Net Exercises, (iii) the automatic conversion of all outstanding shares of our convertible preferred stock (including shares of Series E Preferred Stock issued subsequent to December 31, 2025) into an aggregate of 68,987,988 shares of our common stock upon the closing of this offering and (iv) the filing and effectiveness of our amended and restated certificate of incorporation upon the closing of this offering. Pro forma net tangible book value per share represents pro forma net tangible book value divided by the total number of shares outstanding as of December 31, 2025, after giving effect to the pro forma adjustment described above.
After giving further effect to the sale of               shares of common stock in this offering at an assumed initial public offering price of $                  per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, and the application of the net proceeds of this offering to repay $           million of outstanding borrowings under the 2025 Loan and Security Agreements as set forth under “Use of Proceeds", our pro forma as adjusted net tangible book value as of December 31, 2025 would have been $                 million, or $                 per share. This amount represents an immediate increase in pro forma net tangible book value of $                 per share to our existing stockholders and immediate dilution of $                 per share to new investors in this offering. We determine dilution by subtracting the pro forma as adjusted net tangible book value per share after this offering from the amount of cash that a new investor paid for a share of common stock in this offering.
The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$
Historical net tangible book deficit per share as of December 31, 2025	$(62.22)
Pro forma increase in historical net tangible book value per share attributable to the pro forma transactions described above
Pro forma net tangible book value per share as of December 31, 2025 before giving effect to this offering
Increase in pro forma net tangible book value per share attributable to this offering
Pro forma as adjusted net tangible book value per share after this offering
Dilution per share to new investors in this offering		$
The dilution information discussed above is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing. Each $1.00 increase (decrease) in the assumed initial public offering price of $                 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted net tangible book value per share after this offering by $                 , and dilution in pro forma

net tangible book value per share to new investors by $                 , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. An increase of 1.0 million shares in the number of shares we are offering would increase the pro forma as adjusted net tangible book value per share after this offering by $                 and decrease the dilution per share to new investors participating in this offering by $                 , assuming no change in the assumed initial public offering price per share and after deducting the underwriting discounts and commissions. A decrease of 1.0 million shares in the number of shares we are offering would decrease the pro forma as adjusted net tangible book value per share after this offering by $                 and increase the dilution per share to new investors participating in this offering by $                 , assuming no change in the assumed initial public offering price per share and after deducting the underwriting discounts and commissions.
If the underwriters exercise their option to purchase additional shares of our common stock in full, the pro forma as adjusted net tangible book value after this offering would be $                 per share, the increase in pro forma net tangible book value per share would be $                 and the dilution per share to new investors would be $                 per share, in each case assuming an initial public offering price of $                 per share, which is the midpoint of the price range set forth on the cover page of this prospectus.
The following table summarizes on the pro forma as adjusted basis as of December 31, 2025 described above, the differences between the number of shares purchased from us, the total consideration paid to us in cash and the average price per share that existing stockholders and new investors paid for such shares. The calculation below is based on an assumed initial public offering price of $                 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, before deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased		Total Consideration		Weighted- Average Price per Share
	Number	Percent	Amount	Percent
Existing stockholders(1)		%	$	%	$
New investors
Total		100%		100%
______________
(1)The presentation in this table regarding ownership by existing stockholders does not give effect to any purchases that existing stockholders may make through our directed share program or otherwise purchase in this offering.
The number of shares of our common stock to be outstanding after this offering is based on            shares of our common stock outstanding as of December 31, 2025, after giving effect to the automatic conversion of all outstanding shares of our convertible preferred stock (including shares of Series E Preferred Stock issued subsequent to December 31, 2025) into an aggregate of 68,987,988 shares of common stock upon the closing of this offering and the Warrant Net Exercises, and excludes:
•14,675,271 shares of our common stock issuable upon the exercise of options outstanding as of December 31, 2025 under our 2015 Plan, at a weighted-average exercise price of $2.73 per share;
•182,786 shares of our common stock subject to RSUs outstanding as of December 31, 2025 under the 2015 Plan;
•3,966,977 shares of our common stock available for future issuance as of December 31, 2025 under our 2015 Plan, which shares will cease to be available for issuance under the 2015 Plan at the time our 2026 Plan, becomes effective and will be added to, and become available for issuance under, the 2026 Plan;

•5,304,255 shares of our common stock issuable upon the exercise of common stock warrants outstanding as of December 31, 2025, with a weighted-average exercise price of $0.94 per share (other than the Warrant Net Exercises);
•an additional            shares of our common stock reserved for future issuance under our 2026 Plan, which will become effective upon the execution and delivery of the underwriting agreement for this offering, as well as any automatic increases in the number of shares of common stock reserved for future issuance under the 2026 Plan and any additional shares of our common stock that may become available under the 2026 Plan, as more fully described in “Executive Compensation—Equity Benefit Plans—2026 Equity Incentive Plan”; and
•                 shares of our common stock reserved for future issuance under our ESPP, which will become effective upon the execution and delivery of the underwriting agreement for this offering, as well as any automatic increases in the number of shares of common stock reserved for future issuance under the ESPP, as more fully described in “Executive Compensation—Equity Benefit Plans—2026 Employee Stock Purchase Plan”.
To the extent that stock options or warrants are exercised, RSUs vest and settle, new equity awards are issued under our equity incentive plan or we issue additional shares of common stock in the future, there will be further dilution to investors participating in this offering. In addition, we may choose to raise additional capital because of market conditions or strategic considerations, even if we believe that we have sufficient funds for our current or future operating plans. If we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
The following unaudited pro forma condensed combined financial information presents the unaudited pro forma condensed consolidated balance sheet as of December 31, 2025 and unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2025 based on the consolidated historical financial statements of Hawkeye 360, Inc. (“Acquirer”, “HawkEye” or the “Company”) and Innovative Signal Analysis, Inc. (“ISA”), after giving effect to the following transactions (collectively, the “Transactions”):
•the ISA Acquisition, as defined below;
•the Pre-IPO Transactions, as defined below; and
•the issuance of            shares of common stock in the initial public offering of Hawkeye 360, Inc. and the application of            million of the net proceeds from the sale of such shares (assuming the midpoint of the price range set forth on the cover page of this prospectus) to repay certain indebtedness as described in the “Use of Proceeds” (the “Offering”).
The unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X, as amended. The ISA Acquisition closed on December 18, 2025, and therefore, the fair value of assets acquired and liabilities assumed are already included in Hawkeye’s historical consolidated balance sheet as of December 31, 2025. The pro forma unaudited condensed combined balance sheet gives effect to the Pre-IPO Transactions and the Offering as if both occurred on December 31, 2025. The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2025 combines the historical statements of income of the Company and ISA on a pro forma basis as if the Transactions had occurred on January 1, 2025, the first day of Hawkeye’s 2025 fiscal year.
The historical financial statements of the Company and ISA have been adjusted in the accompanying unaudited pro forma condensed combined financial information to give effect to pro forma events that are transaction accounting adjustments which are necessary to account for the ISA acquisition in accordance with U.S. GAAP. The unaudited pro forma adjustments are based upon available information and certain assumptions that our management believe are reasonable. The historical financial information of Hawkeye was derived from its audited consolidated financial statements as of and for the years ended December 31, 2025 and 2024 included elsewhere in this prospectus. The historical financial information of ISA was derived from the unaudited consolidated financial statements of ISA for the period from January 1, 2025 to December 18, 2025 not included herein. The unaudited pro forma condensed combined financial information should also be read together with the following information:
•Hawkeye’s historical financial statements and accompanying notes found elsewhere in this prospectus;
•ISA’s historical financial statements and accompanying notes found elsewhere in this prospectus;
•“Management’s Discussion and Analysis of Financial Condition and Results of Operations” found elsewhere in this prospectus; and
•Other financial information included elsewhere in this prospectus.
The unaudited pro forma condensed combined financial information and related notes are provided for illustrative purposes only and do not purport to represent what the combined company’s actual results of operations or financial position would have been had the Transactions been completed on the dates indicated, nor are they necessarily indicative of the combined company’s future results of operations or financial position for any future period. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein.

ISA Acquisition
Pursuant to the Agreement and Plan of Merger (“Agreement”) dated December 18, 2025, HawkEye 360, Inc. completed the acquisition of Innovative Signal Analysis, Inc. through a statutory merger involving Forrestal Merger Sub, Inc. (the “Merger Sub”), a wholly owned subsidiary of HawkEye. Under the terms of the Agreement, Merger Sub was merged with and into ISA. The acquisition was completed on December 18, 2025, upon which the Merger Sub ceased to exist as a separate entity, and ISA continued as the surviving corporation under Texas law. As a result, ISA became a wholly owned subsidiary of HawkEye (the “ISA Acquisition”).
Pre-IPO Transactions
The unaudited pro forma condensed combined financial information has been prepared to give effect to (i) the sale and issuance of 995,309 shares of Series E Preferred Stock for net proceeds of $          million subsequent to December 31, 2025, (ii) the automatic conversion of all outstanding shares of convertible preferred stock into 68,987,988 shares of common stock upon the closing of the offering, (iii) the net issuance of shares pursuant to the cashless exercise of outstanding warrants, based on an assumed offering price of $ per share, which is the midpoint of the price range set forth on the cover of this prospectus and (iv) the filing and effectiveness of the Company’s amended and restated certificate of incorporation upon closing of this offering (collectively, the “Pre-IPO Transactions”).
The Offering
The unaudited pro forma condensed combined financial information has also been prepared to give effect to the Company’s initial public offering of            shares of common stock at an assumed initial offering price of $          per share, which is the midpoint of the range set forth on the cover of this prospectus. The Company intends to use the net proceeds from this offering, together with its existing cash and cash equivalents, to repay certain indebtedness, for working capital and other general corporate purposes, as described in the Use of Proceeds. The pro forma adjustments reflect the receipt of estimated net proceeds from the offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by the Company as well as the application of those proceeds to repay indebtedness.

	UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
	As of December 31, 2025
	($ in thousands)
	Hawkeye Consolidated	Pre-IPO Transactions Adjustments	Notes	Offering Adjustments	Notes	Pro Forma Adjusted: Pre-IPO Transactions and Offering Adjustments
Assets
Current assets
Cash and cash equivalents	$92,686		3(A)		3(D) 3(E)
Contract accounts receivable	32,320
Contract accounts receivable from related parties	20,969
Other accounts receivable	21
Inventory	4,025
Contract assets	4,639
Contract assets from related parties	4,748
Prepaid expenses and other current assets	9,183				3(D)
Total current assets	168,591
Long-term assets:
Satellites, property and equipment, net	110,873
Intangibles, net	35,973
Goodwill	116,866
Operating lease - right-of-use-assets	15,403
Deposits	35,932
Restricted cash	4,587
Other long-term assets	1,715
Total long-term assets	321,349
Total assets	489,940
Liabilities, mezzanine equity and stockholders’ deficit
Current liabilities:
Accounts payable	18,486				3(D)
Accrued expenses and other current liabilities	5,017
Accrued compensation payable	10,511
Contract liabilities	3,262
Current portion of operating lease liabilities	3,437
Total current liabilities	40,713
Long-term liabilities:
Long-term debt, net of unamortized debt issuance cost	46,315				3(E)
Long term contract liabilities	19,892
Other liabilities	23,800
Deferred tax liabilities	977
Warrant liabilities	4,267		3(C)
Operating lease liabilities, net of current portion	12,893
Total long-term liabilities	108,144
Total liabilities	148,857
Mezzanine equity
Redeemable, convertible preferred stock Series A	34,174		3(B)

Redeemable, convertible preferred stock Series B	66,442	3(B)
Redeemable, convertible preferred stock Series C	48,761	3(B)
Redeemable, convertible preferred stock Series D	136,715	3(B)
Redeemable, convertible preferred stock Series D-1	58,894	3(B)
Redeemable, convertible preferred stock Series E	102,600	3(A) 3(B)
Total mezzanine equity	447,586
Stockholders’ deficit
Common stock	2	3(B) 3(C)	3(D)
Additional paid-in-capital	39,336	3(B) 3(C)	3(D)
Accumulated deficit	(145,841)		3(E)
Total stockholders’ (deficit) equity	(106,503)
Total liabilities, mezzanine equity and stockholders’ (deficit) equity	$489,940
_______________
See accompanying notes to unaudited pro forma condensed combined financial information.

	UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
	For the Period ended December 31, 2025
	($ in thousands)
	HawkEye 360, Inc. (Historical)	Innovative Signal Analysis, Inc. Jan. 1, 2025 – Dec. 18, 2025 (Historical)	Transaction Accounting and Financing Adjustments	Notes	Pro Forma: ISA Acquisition	Pre-IPO Transactions Adjustments	Notes	Pro Forma: ISA Acquisition and Pre-IPO Transactions Adjustments	Offering Adjustments	Notes	Pro Forma Adjusted: ISA Acquisition, Pre- IPO Transactions Adjustments and Offering Adjustments
Revenue	98,743	60,789	(1,033)	4(A)	158,499
Revenue from related parties	18,917	—	—		18,917
Total revenue	117,660	60,789	(1,033)		177,416
Operating expenses:
Direct cost of sales, excluding depreciation and amortization	21,687	40,630	—		62,317
Indirect cost of sales, excluding depreciation and amortization	2,092	19,446	—		21,538
Selling, general and administrative	46,291	4,975	1,869	4(C)	53,135
Research and development	28,913	—	(800)	4(A)	28,113
Depreciation and amortization	23,568	1,269	6,803	4(B)	31,640
Total operating expenses	122,551	66,320	7,872		196,743
Loss from operations	(4,891)	(5,531)	(8,905)		(19,327)
Other income (expense):			—		—
Interest income	3,409	210	—		3,619
Interest expense	(304)	(1)	(5,421)	4(D)	(5,726)					4(I)
Other (expense) income, net	(2,274)	—	—		(2,274)		4(F)
Total other income (expense)	831	209	(5,421)		(4,381)
Loss before income taxes	(4,060)	(5,322)	(14,326)		(23,708)
Income tax benefit (expense)	6,733	(465)	3,704	4(E)	9,972		4(H)			4(J)
Net income (loss)	2,673	(5,787)	(10,622)		(13,736)
Preferred stock dividend	(2,224)	—	—		(2,224)		4(G)
Income allocated to participating securities	(401)	—	—		(401)		4(G)
Net income (loss) attributable to common shareholders	48	(5,787)	(10,622)		(16,361)
Net income (loss) per share of common stock:
Basic	0.01									4(K)
Diluted	0.01									4(K)
Weighted average common shares outstanding:										4(K)
Basic	7,511,429									4(K)
Diluted	13,812,329
_______________
See accompanying notes to unaudited pro forma condensed combined financial information.

Notes to Unaudited Pro Forma Condensed Consolidated Financial Information
1. Basis of Preparation and Description of the Acquisition
The Acquisition
On December 18, 2025, HawkEye completed the acquisition of ISA. The acquisition was accounted for as a business combination under Accounting Standards Codification (“ASC”) 805, Business Combinations, (“ASC 805”) with HawkEye identified as the accounting acquirer.
Basis of Preparation
The unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X and gives effect to the ISA acquisition, the related financing transactions, and the Company’s initial public offering of common stock, as if such transactions had occurred on the dates assumed for pro forma purposes. The results set forth in the unaudited pro forma condensed combined financial information include Transaction Accounting Adjustments that give effect to events that are directly attributable to the Transactions described above.
The financial statements of both the Company and ISA were prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) and are presented in U.S. dollars, which serves as the basis for the preparation of the unaudited pro forma condensed combined financial information.
The unaudited pro forma condensed combined financial information is prepared using the acquisition method of accounting in accordance with ASC 805, with HawkEye treated as the accounting acquirer for the ISA Acquisition. Under ASC 805, assets acquired, and liabilities assumed, in a business combination are recognized and measured at their assumed merger closing date fair value, while transaction costs associated with a business combination are expensed as incurred. The excess of merger consideration over the fair value of assets acquired and liabilities assumed, if any, is allocated to goodwill.
The unaudited pro forma condensed combined balance sheet as of December 31, 2025 gives pro forma effect to the Pre-IPO Transactions and the Offering as if each occurred on December 31, 2025. The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2025 gives pro forma effect to the Transactions as if each occurred on January 1, 2025.
The unaudited pro forma condensed combined financial information does not reflect any anticipated synergies or dis-synergies, operating efficiencies or cost savings that may result from the ISA Acquisition and integration costs that may be incurred.
The pro forma adjustments represent HawkEye’s best estimates and are based upon currently available information and certain assumptions that HawkEye believes are reasonable under the circumstances. All intercompany accounts and transactions have been eliminated in consolidation.
Purchase Consideration
The total consideration transferred in connection with the ISA Acquisition consisted of a combination of $166.5 million of cash consideration, deferred consideration, contingent consideration and equity consideration, as determined under ASC 805. A portion of the purchase consideration was satisfied through the issuance of shares of the Company’s Series E Preferred Stock to the sellers of ISA. The equity consideration was measured at fair value as of the acquisition date, based on the observable issuance price of Series E preferred stock in a contemporaneous financing transaction.
In connection with the acquisition, on December 18, 2025, the Company entered into the Series E Purchase Agreement with certain shareholders pursuant to which it issued 1,325,316 shares of Series E Preferred Stock at a fair value of $18.86 per share, resulting in aggregate consideration of $25.0 million.

The allocation of the total purchase consideration to tangible assets acquired, identifiable intangible assets, liabilities assumed, and goodwill is preliminary and subject to change as the Company completes its valuation analyses. All values remain preliminary including, but not limited to, intangible assets, including the preliminary assumptions used in their estimates of fair values and their respective estimated useful lives, working capital accounts, income taxes, and residual goodwill. The final determination of the fair values, purchase consideration, related income tax impacts and residual goodwill will be completed as soon as practicable, and within the measurement period of up to one year from the acquisition date as permitted under GAAP. Any adjustments to provisional.
Any excess of purchase consideration over the fair value of identifiable net assets acquired is reflected as goodwill in the unaudited pro forma condensed combined balance sheet. See Hawkeye’s audited consolidated financial statements as of and for the years ended December 31, 2025 and 2024 included elsewhere in this prospectus for details on the assets acquired and liabilities assumed.
The unaudited pro forma condensed combined financial information reflects the acquisition of ISA for an estimated preliminary purchase consideration of $166.5 million.
The following table summarizes the consideration transferred to consummate the ISA Acquisition:

Consideration paid	(in thousands)
Cash	$117,694
Fair value of Series E preferred shares	25,000
Other consideration	23,800
Total purchase price	$166,494

Assets acquired	(in thousands)
Assets acquired, excluding goodwill	$71,531
Goodwill	116,866
Liabilities assumed	(21,903)
Total purchase price	$166,494
Acquisition-Related Financing
To partially fund the cash portion of the purchase consideration and provide incremental liquidity in connection with the ISA acquisition, the Company entered into new senior and mezzanine debt facilities and issued preferred shares, all of which were fully funded at closing on December 18, 2025 and are included in Hawkeye’s consolidated balance sheet as of December 31, 2025.
Senior Term Loan
The Company entered into an amended and restated loan and security agreement providing for a $14.6 million senior term loan, which matures on September 1, 2028. The senior term loan bears interest at a per-annum rate equal to the greater of the Wall Street Journal Prime Rate and 6.75% and is secured by substantially all of the Company’s assets.
Mezzanine Term Loan
Concurrently, the Company entered into a mezzanine loan and security agreement providing for a $34.0 million mezzanine term loan, which matures on December 18, 2028. The mezzanine term loan bears interest at (i) a per-annum cash-pay rate equal to the greater of the Wall Street Journal Prime Rate plus 2.10% and 9.35%, and (ii) a paid-in-kind interest rate of 1.50%, compounded monthly. The mezzanine loan is also secured by the Company’s assets and contains customary commitment fees, final payment fees, and prepayment provisions. The aggregate borrowings of $48.6 million were used, in part, to fund the cash portion of the acquisition consideration and acquisition-related transaction costs.

Series E Financing
In December 2025, the Company entered into the Series E Purchase Agreement with certain investors, pursuant to which it agreed to issue and sell to such investors an aggregate of 4,242,048 shares of Series E Preferred Stock at the Series E Per Share Price, resulting in aggregate gross proceeds of $80.0 million. In addition, the Company issued 1,325,316 shares of Series E Preferred Stock to certain legacy ISA shareholders as consideration for the ISA acquisition. While the first closing of the Series E Preferred Stock financing was completed concurrently with the ISA acquisition and the proceeds were used to help fund the cash purchase price, the shares issued to third party investors represent a financing transaction and are distinct from the equity consideration issued to the sellers of ISA.
2. Accounting policies
The financial statements of both the Company and ISA were prepared in accordance with U.S. GAAP. The unaudited pro forma condensed statements of operations have been compiled in a manner consistent with the accounting policies adopted by Hawkeye. The accounting policies of ISA were not materially different from those of Hawkeye.
3. Notes to Unaudited Pro Forma Condensed Combined Balance Sheet
Pre-IPO Transactions Adjustments
A.This adjustment reflects the sale and issuance of 995,309 shares of Series E Preferred Stock for net proceeds of $ million subsequent to December 31, 2025.
B.This adjustment reflects the conversion of all outstanding shares of the Company’s convertible preferred stock into 68,987,988 shares of our common stock, which will occur upon the closing of this offering.
C.This adjustment reflects the net issuance of            shares of the Company’s common stock issuable upon the cashless exercise of warrants issued in connection with the Company’s preferred stock financings at a weighted average exercise price of $           per share, based on an assumed initial public offering price of $           per share, which is the midpoint of the price range set forth on the cover page of this prospectus. Additionally, this reflects the reversal of $           million of warrant liabilities which are extinguished at conversion.
Offering Adjustment
D.This adjustment reflects the sale of           shares of common stock in this offering after deducting underwriting discounts and commissions and estimated offering expenses payable by the Company, including $           million of offering costs recorded as a liability as of December 31, 2025. Additionally, it reflects the reclassification of            million of capitalized deferred transaction costs from an asset to additional paid-in capital.
Impact to cash and cash equivalents:

Particulars	(in thousands)
Gross proceeds	$
Less: underwriting discounts, commissions and offering expense (including $ million payable as of December 31, 2025)
Impact to cash and cash equivalents	$

Impact to common stock:

Particulars	(in thousands, except shares)
Shares offered
Multiplied by par value	$0.0001
Impact to common stock	$
Impact to additional paid-in capital:

Particulars	(in thousands)
Gross proceeds	$
Less: Proceeds recorded in common stock directly above
Less: underwriting discounts, commissions and offering expenses (including amounts previously capitalized as deferred transaction costs as of December 31, 2025)
Impact to additional paid-in capital	$
E.This adjustment reflects the application of the IPO proceeds as outlined in the “Use of Proceeds”, which includes the payment of the Senior Term Loan and Mezzanine Term Loan as outlined in the tables below. This adjustment also reflects the payment of accrued interest on this debt as of December 31, 2025 of $ million.
Impact to cash and cash equivalents:

Particulars	(in thousands)
Repayment of principal	—
Payment of accrued interest on the loans as of December 31, 2025
Debt prepayment-penalties
Impact to cash and cash equivalents	$
Impact to long-term debt:

Particulars	(in thousands)
Repayment of principal	—
Write-off of deferred financing fees
Impact to long-term debt	$
Impact to accumulated deficit:

Particulars	(in thousands)
Write-off of deferred financing fees	—
Debt prepayment-penalties
Impact to accumulated deficit	$

4. Notes to Unaudited Pro Forma Condensed Combined Statements of Operations and Comprehensive Income (Loss)
Transaction Accounting and Financing Adjustments
The adjustments included in the Unaudited Pro Forma Condensed Combined Statements of Operations and Comprehensive Income (Loss) for the year ended December 31, 2025, are as follows:
A.Adjustment to eliminate intercompany transactions between Hawkeye and ISA.
B.Identifiable intangible assets, including the trade name, customer contracts, and developed technology, have been recognized as part of the acquisition and measured in accordance with ASC 805 using appropriate valuation methodologies (relief from royalty method for the trade name and developed technology and multi-period excess earnings method for customer contracts). These valuations and related amortization estimates represent a preliminary assessment and may be revised during the measurement period.
Represents the pro forma adjustment to record amortization expense of $6.8 million based on the preliminary fair value of the identified intangible assets and the related assigned estimated useful life for the year ended December 31, 2025.

(in thousands)	Estimated Useful Life (in years)	Preliminary Estimated Fair Value	Amortization for the Year Ended December 31, 2025
Trade name	4	$2,200	$550
Customer relationships:
Follow-on	10	10,800	1,080
Existing backlog	1	1,100	1,100
Developed technology	5	21,500	4,300
Total identifiable intangible assets		$35,600	$7,030
Less: Historical Amortization expense			(227)
Pro forma adjustment for incremental amortization expense			$6,803
C.Reflects the adjustment to record compensation expense related to options of $0.3 million and cash retention bonuses of $1.5 million. The cash retention bonuses vest over a two-year period. The options issued under retention agreements for certain employees at ISA that have a 4-year vesting period and an exercise price of $11.42.
D.The unaudited pro forma condensed combined statements of operations include incremental interest expense related to the $14.6 million Senior Term Loan and $34.0 million Mezzanine Term Loan entered on December 18, 2025. The interest expense included in the unaudited pro forma condensed consolidated statement of operations reflects a weighted average interest rate of 11.6% (including amortization of deferred financing costs). Interest expense is calculated using the prime rate in effect as of March 25, 2026.

Particulars	For the year ended December 31, 2025
Interest expense on the Senior Term Loan and Mezzanine Term Loan for the annual period	$5,634
Less: Interest expense on the Senior Term Loan and Mezzanine Loan recorded in the Hawkeye historical results	(213)
Pro forma adjustment for incremental interest expense	$5,421
Based on variable rate nature of the $48.6 million of Senior Term Loan and Mezzanine Term Loan debt, a 125-bps change in the assumed benchmark rate would result in an approximately $0.6 million change in annual interest expense.
E.Represents the income tax benefit of $3.7 million for the transaction accounting and financing adjustments calculated using an estimated statutory tax rate of 25.9% for both state and federal income tax. The effective tax rate of the combined company could be significantly different than what is presented in the pro forma financial information depending on post-acquisition activities and the geographical mix of taxable income.
Pre-IPO Transactions Adjustments
F.Reflects the reversal of mark-to-market adjustments on warrant liabilities that convert to shares of common stock at the time of this offering.
G.Reflects the reversal of preferred stock dividends and the reversal of the adjustment for participating securities as the preferred stock converts to common stock upon closing of this offering.
H.Represents the income tax effect of $ million for the reversal of mark-to-market adjustments on warrant liabilities calculated using an estimated tax rate of . The effective tax rate of the combined company could be significantly different than what is presented in the pro forma financial information depending on post-acquisition activities and the geographical mix of taxable income.
Offering Adjustment
I.Reflects the reversal of $ million of interest expense as the Senior Term Loan and Mezzanine Term Loan are repaid as discussed in the ‘Use of Proceeds’. This also reflects the increase in interest expense of $ million from the write-off of debt issuance costs and the pre-payment penalty.
J.Represents the income tax effect of $ million for the reversal of interest expense calculated using an estimated tax rate of . The effective tax rate of the combined company could be significantly different than what is presented in the pro forma financial information depending on post-acquisition activities and the geographical mix of taxable income.
K.Represents earnings per share after giving effect to the pro forma adjustments, including the Transactions. As there were net losses in the year ended December 31, 2025, the number of basic and diluted shares outstanding is the same, as all common shares issuable were determined to be antidilutive.
The basic and diluted pro forma net loss per share of common stock represents the pro forma net loss attributable to common shareholders divided by the combination of the shares owned by existing owners and the common stock issued in this offering. The table below presents the computation of pro forma basic and dilutive loss per share (in thousands, except shares and per share amounts):

Particulars	(in thousands except shares and per share amounts)
Pro forma net loss attributable to common shareholders	$
Basic and diluted weighted average common shares outstanding - historical
Transaction accounting adjustment to reflect conversion of preferred shares
Transaction accounting adjustment to reflect the net exercise of warrants
Transaction accounting adjustment to reflect common shares sold in the IPO
Basic and diluted weighted average common shares outstanding used in computing pro forma net earnings per share
Pro forma net earnings per common share, basic and diluted	$

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following discussion and analysis of the financial condition and results of operations of HawkEye 360, Inc. (the “Company,” “HawkEye 360,” “we,” “us,” and “our”) should be read together with our audited consolidated financial statements as of, and for, the periods presented, in each case together with related notes thereto, included elsewhere in this prospectus. The discussion and analysis should also be read together with the sections entitled “Business,” and “Risk Factors.” The following discussion contains forward-looking statements that reflect future plans, estimates, beliefs and expected performance. The forward-looking statements are dependent upon events, risks and uncertainties that may be outside of our control. Our actual results may differ materially from those contained in or implied by any forward-looking statements. Factors that might cause future results to differ materially from those contained in or implied by any forward-looking statements include, but are not limited to, those discussed in the sections entitled “Risk Factors” and “Special Note Regarding Forward-Looking Statements” included elsewhere in this prospectus.
Overview
HawkEye 360 provides secure end-to-end signals solutions which are tightly integrated into the fabric of national security architectures. As a trusted signals intelligence partner to the U.S. Government and its allies, we are the first commercial space-enabled defense technology company to disrupt electronic warfare at scale. We deliver shareable, battlefield-proven RF intelligence that supports Warfighters during varied cycles of geopolitical volatility. We operate across the entire value chain from design and build, to data collection, to processing and analysis, delivering capabilities and insights to customers throughout our global allied defense landscape.
We are disrupting the defense technology industry through our transformational strategy focused on new on-orbit capabilities, signal processing enhancements, and optimization of our AI/ML analytics algorithms using our expansive RF emitter database. Our algorithms are designed, improved, and validated on over one billion data points from our proprietary signals archive, uniquely collected by our sensor network. With over 30 satellites on orbit and additional clusters in development, we maintain a robust global operational footprint and are committed to expanding our reach, improving our revisit rate and latency, and accelerating product delivery to our customers. We operate across classified and unclassified data, leveraging relationships with the DoW and the U.S. intelligence community and the international equivalents of our allies around the globe.
Our product is a commercial, shareable data solution which addresses the need for U.S. and allied governments to access actionable intelligence directly. We developed a fully integrated RF data platform encompassing collection, end-to-end signal processing, signals library, and proprietary analytics. As a result, we believe we are indispensable to national security architectures across the value chain. Our dual-domain capability also allows us to scale into broader commercial applications. The combination of these business characteristics supports our scalable, cost-effective financial model. We actively augment and fill intelligence gaps for our customers while building out their national SIGINT capabilities through training, analytics, dedicated hardware development, and customized intelligence platforms. Examples of our solutions include customized SIGINT solutions, maritime intelligence, military radar monitoring, GNSS jamming and spoofing detection, communications mapping, tactical ISR support, and core signal processing algorithms used in national government SIGINT systems.
Our products serve the world’s most demanding customers, addressing their highest-priority defense needs with precision and agility.
We have invested significant resources to build a highly capable end-to-end operating model. This includes designing and building payloads and satellites, as well as owning and operating satellite constellations and processing and analyzing data through our proprietary collection mechanisms. Our model enables us to serve customers across the value chain and meet their specific needs. This vertical integration allows us to run our system at scale and capture network effects, such as rapidly tailoring algorithms based on new signal knowledge, iteratively modifying satellite payloads to better detect new emitters, or leveraging the scale of collected data to identify new signals and further improve our products. Our nimble business model allows us to move quickly, building out capacity ahead of customer demand. As a result of our fixed cost investment to date, our operating model is highly capital-efficient.
We report our financial and operating results as a single segment based on the consolidated information used by the chief operating decision-maker to allocate resources and to evaluate financial performance. We do not manage our business or allocate our resources based on the products or services we offer to our customers. Rather, we focus on delivering quality products and services that meet the needs of each customer.
We have consistently grown and scaled our business rapidly to date. Our ability to generate measurable impact for our customers across mission critical applications has enabled our business to achieve significant and durable revenue growth. From the year ended December 31, 2022 to the year ended December 31, 2025, our revenue grew from $30.5 million to $117.7 million, representing a CAGR of approximately 57%.
While generating growth at scale, we continue to benefit from our strong operating leverage in our business. For the years ended December 31, 2025 and 2024, our net income was $2.7 million and our net loss was $29.0 million, respectively, while our Adjusted EBITDA showed a gain of $24.8 million in 2025 compared to a loss of $6.4 million in 2024. As we scale our business, our existing fixed costs and capital investments support greater revenue generation. During this period, our capital expenditures as a percentage of revenue declined from 128% for the year ended December 31, 2022 to 35% for the year ended December 31, 2025.
We have several initiatives that we believe will allow us to generate additional revenue on our existing fixed investment. Firstly, our new Block 3 satellite technology should improve our capital efficiency by leveraging new cost-effective collection mechanisms. We are also expanding our signal processing sources and capabilities, resulting in higher revenue production per each passing. Finally, our ability to re-sell data further improves the capital efficiency of our platform. These investments are supported by strategic investments in R&D, engineering talent, satellite infrastructure, and future capacity.
We are focused on continuing to grow our revenue quality by focusing on initiatives to enhance RF capabilities for significant customer expansion, improving our latency and tactical applications, and growing our RF utilization across domains. These initiatives further support our future growth opportunities.
Recent Developments
ISA Acquisition
On December 18, 2025, we entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which we acquired Innovative Signal Analysis, Inc. (“ISA”) for total consideration of $166.5 million, which consisted of upfront payments of $117.7 million in cash (subject to customary adjustments for ISA cash on hand, net working capital, unpaid transaction costs, and debt), $25.0 million of our Series E Preferred Stock, and a deferred payment of $15.0 million in cash (valued at $13.5 million as of the acquisition date) following the earlier of a “Liquidity Event” (as defined in the Merger Agreement, and including an initial public offering resulting in net proceeds of at least $100.0 million) or the third anniversary of the closing of the merger, subject to any limitations in our senior credit facilities, as well as an additional earnout payment of up to $10.0 million if ISA exceeds specified 2026 revenue targets (valued at $0.3 million as of the acquisition date). The Merger Agreement also includes a $10.0 million holdback retained by us at closing to address specified matters described in the Merger Agreement (and provides for an additional $7.5 million to be held back from the $15.0 million deferred payment if the specified matters are not addressed by the deferred payment date). The foregoing description of the

Merger Agreement and related transactions is qualified by reference to the Merger Agreement, a copy of which is filed as an exhibit to the registration statement of which this prospectus forms a part.
Our acquisition of ISA enhances our existing offerings by providing critical signal processing technologies, including detection and classification across multiple domains, such as air, land, and maritime domains, while gaining access to classified architecture, thereby strengthening our relationship with the U.S. Government and the U.S. intelligence community. The upgraded platform integrates HawkEye 360 data with third-party sources including national systems, AIS feeds, and optical imagery. This creates a unified environment for correlation, geolocation, and USR. In parallel to this acquisition, we are also developing automated analytics software to fuse multiple data streams for real-time alerts, cueing, and mission orchestration, while expanding third-party integrations to deliver richer mission insights and operational advantages to a broader base of U.S. Government customers.
Loan and Security Agreement
In connection with the ISA acquisition noted above, on December 18, 2025, the Company amended and replaced the legacy Loan and Security Agreement with the Third Amended and Restated Loan and Security Agreement (the “2025 Amendment”). The 2025 Amendment provides for the $14.6 million Senior Term Loan, which was fully funded on December 18, 2025 and matures on September 1, 2028. The Senior Term Loan bears interest at a per annum rate equal to the greater of the Wall Street Journal Prime Rate and 6.75%.
Concurrently with the execution of the 2025 Amendment, we entered into the 2025 Mezzanine Loan and Security Agreement with First-Citizens Bank & Trust Company, as agent, and the financial institutions party thereto as lenders. The 2025 Mezzanine Loan and Security Agreement provides for the $34.0 million Mezzanine Loan, which was fully funded on December 18, 2025 and matures on December 18, 2028. The Mezzanine Loan bears interest at (i) a per annum cash-pay rate equal to the greater of the Wall Street Journal Prime Rate plus a margin of 2.10% and 9.35%, and (ii) a per annum paid-in-kind rate equal to 1.50% (compounded monthly). The 2025 Mezzanine Loan and Security Agreement also requires a 1% commitment fee, a final payment fee of 1.95%, and a prepayment fee if the Mezzanine Loan is repaid prior to the second anniversary of the closing date (subject to certain exceptions). For a further description of the 2025 Loan and Security Agreements, see “—Liquidity and Capital Resources—Debt” below.
Series E Preferred Stock Financing
In December 2025, we entered into the Series E Purchase Agreement with certain investors, pursuant to which we agreed to issue and sell to such investors an aggregate of 4,242,048 shares of Series E Preferred Stock at the Series E Per Share Price, resulting in aggregate gross proceeds of $80.0 million.
On December 18, 2025, we entered into an agreement whereby we agreed to sell 53,012 shares of Series E Preferred Shares at a future date for a price of approximately $18.86 per share. The Company received approximately $1.0 million for these shares on January 14, 2026 and subsequently issued the related shares. In connection with the Series E Preferred Stock financing in 2025, the Company incurred issuance costs of $2.4 million, which is recorded as a reduction to the Series E Preferred Stock.
In a subsequent closing on January 9, 2026, we issued and sold an aggregate of 756,754 shares of Series E Preferred Stock to certain investors at the Series E Per Share Price for aggregate gross proceeds of $14.3 million. Additionally, in a subsequent closing on February 3, 2026, we issued and sold an aggregate of 5,301 shares of Series E Preferred Stock to certain investors at the Series E Per Share Price for aggregate gross proceeds of $0.1 million, in a subsequent closing on February 6, 2026, we issued and sold an aggregate of 74,217 shares of Series E Preferred Stock to certain investors at the Series E Per Share Price for aggregate gross proceeds of $1.4 million, and in a subsequent closing on February 23, 2026, we issued and sold an aggregate of 106,025 shares of Series E Preferred Stock to certain investors at the Series E Per Share Price for aggregate gross proceeds of $2.0 million.

Additionally, as noted above, in connection with the acquisition, on December 18, 2025, the Company issued 1,325,316 shares of Series E Preferred Stock to certain legacy ISA shareholders at a fair value of $18.86 per share, resulting in aggregate consideration of $25.0 million.
Our Business Model
We provide tailored solutions to address our customers’ needs and seamlessly integrate with their existing workflows to become a critical intelligence partner. We provide our customers with both tailored analytics and insights as well as data licensing opportunities. Our unclassified, shareable data, and analytics products business models create a range of use cases for end customers, enhancing interoperability and mission effectiveness.
The following areas are key aspects of our business related to our financial model.
Product Delivery
To date, the majority of our data and insights delivery has occurred through customer-tasked signal collection and analytics. Our customer relationships begin with discrete tasks, and evolve to include additional products, greater frequency, and increased volume of data over time. Each data tasking contract offers a network of revenue opportunities to include re-purposing of data collected for multiple customers and performing prescribed analytics and gathered insights for different customers on a singular set of data. The majority of our revenue is derived from customers who pre-book tasking capacity. This provides significant visibility into our forward revenue, expanding the duration of our long-term customer contracts.
As we become integrated with government and allied customers, our sales cycle shortens. Our tasking model allows us to scale revenue efficiently with existing customers at low fixed costs, creating a highly profitable business model, as new data and insights are sold. We have begun to evolve this model to include subscriptions to highly relevant data in congested areas of interest (for example, data relating to vessels operating in the South China Sea). These subscriptions are HawkEye 360-tasked collections that are sold as a feed to multiple subscribed customers.
Across all products, revenue is recognized at a point-in-time or over time as data or services are delivered to the customer.
Our Customers
Our customers are a mix of U.S. Government defense, intelligence, diplomatic, and national security agencies, as well as international governments. Our diverse mix of customers and products creates a business model with limited customer concentration and broad applicability across use cases. We generate our revenue from a mix of U.S. Government entities and international allied entities. For the year ended December 31, 2025, our U.S. customers, which are predominantly U.S. Government entities, accounted for 61% of our revenue, while our customers in Japan accounted for 16% of our revenue, and our other non-U.S. customers, in the aggregate, accounted for 23% of our revenue. No other country made up more than 10% of our consolidated revenues during the years ended December 31, 2025 and 2024.
We have established relationships with U.S. customers, primarily the U.S. Government through programs of record. U.S. customers contributed to a total of $71.6 million in 2025 (of which $0.9 million was recognized through contracts with ISA which was acquired in December 2025) as compared to $40.8 million in 2024. Certain accounts function broadly to serve multiple customers across the U.S. Government and multiple constituencies within those organizations. These U.S. Government customers, which span both intelligence and warfighting communities, includes:
•The National Reconnaissance Office (the “NRO”), which is our largest customer, with which we will have held several contracts spanning almost eight years upon the end of the contracts’ terms.

In September 2022, we were awarded a contract by the Commercial Systems Program Office (the “CSPO”) of the NRO to provide commercial RF intelligence to U.S. Government organizations.
•The National Geospatial-Intelligence Agency (the “NGA”), with which we maintain a close relationship of more than four years over several contracts. In September 2024, the NGA awarded a contract extension for RF emitter data and submitted a task order for emerging commercial analytics services.
•The U.S. Space Force and its Joint Commercial Operations cell (the “JCO”), with which we will have held several contracts spanning nearly two years upon the end of the contracts’ terms. The JCO partners with commercial providers to deliver diverse, timely space domain awareness (“SDA”) capabilities.
Our diverse international customer base is supported by customers located in the Asia Pacific region (“APAC”), Europe, Middle East and Africa region (“EMEA”), and the Americas / Other. International customers contributed a total of $46.0 million and $26.8 million in revenue in 2025 and 2024, respectively. These international customers for 2025 include:
•Customer B in APAC, for which our combined contracts spanning almost three years generated $18.8 million in revenue for the year ended December 31, 2025.
•Customer D in EMEA, for which our combined contracts over four years generated $7.4 million in revenue for the year ended December 31, 2025.
The high-quality nature of our contracts is reflected in the fact that, in 2025, 73% of our revenue was comprised of prime contracts, compared to subcontracts comprising 27%. In 2025, our U.S. revenue was comprised of 95% prime contracts and 5% subcontracts, whereas our international revenue was 40% prime and 60% subcontracts. International subcontracted revenues typically fulfill jurisdiction-specific legal mandates on having local partners and generally do not present a risk of disintermediation.
U.S. and International Go-to-Market Strategy
We have developed a sophisticated go-to-market strategy that allows us to efficiently and effectively sell to government customers at scale. Our sales motion targets customers with the appropriate budgets, needs, and capabilities to leverage RF data at scale, and we proactively address our customers’ needs. Existing engagements allow us to identify new tasking opportunities even before our customers prepare formal requests for proposals. We leverage our technology to become embedded in our customers’ workflows. When customers adopt our platform, they often immediately realize the benefits and mission-critical nature of our analytics and insights, leading to a cycle with growth in both contract scope and value over time.
Domestically, our contracts with the U.S. Government are differentiated from traditional procurement channels, moving rapidly from sales engagement to proposal and contract award. We use our flexible, well-funded contract vehicles to identify and generate end market demand and get on contract rapidly. Internationally, we have a robust sales and business development team that works with partners to identify the appropriate procurement agency and mechanism needed to purchase our data on behalf of international end users. We have a proven process for establishing marketing and pre-sale licenses to enable our international business development efforts. We engage with international customers both from the “bottoms up” to capture and address operational working requirements and, at the same time, from the “top down” to ensure we have the appropriate level of political and senior customer buy-in and support for our engagement, which often involves liaison with associated U.S. Government embassy, White House, and State personnel.

Additionally, we work with local resellers and partners, including under exclusive reseller arrangements, where we are legally obligated to do so or where they provide additional access and local content that can help serve our customer.
“Land and Expand” Sales Motion
We serve data customers through a “land and expand” upsell model. Our typical data customer solution leverages our products as the foundation, and incorporates additional data sources, software, tools, or IT hardware to meet bespoke customer needs. These contracts typically begin with a “test and evaluate” phase which are normally one to three month engagements, where we prove our mission utility to the customer and secure the necessary Technical Assistance Agreements for commercial export from the U.S. Government, when needed for sales to international customers. From there, we move to operational contracts for a subset of products, before expanding to additional products and a greater scope of analytics.
We have steadily expanded consumption of data, processing, and insights over time, reflecting larger consumption per customer. Larger consumption per customer is driven both by an increase in quantity of collections per customer and expanding the deployment of additional products and services with existing customers. We have grown the number of revenue generating collections annually. We price our products based on value delivered to the end consumer and not based on cost. Our customers recognize the value our services provide, and our pricing strategy has evolved over time in line with the enhanced value we deliver to customers. We have invested significantly in R&D to develop hardware and software enhancements, providing further value to customers. We have also demonstrated a track record of increasing term lengths as our engagements with individual customers mature over time.
Customer Relationships
Our platform is mission-critical for our customers, and we have a long history of serving these customers, building highly specialized signals algorithms, software and hardware for strategic and tactical applications. The long-term nature of our customer relationships drives meaningful predictability and visibility into future revenue. Our unclassified and shareable data model enables extended use cases for end customers, enhancing interoperability and mission effectiveness, as well as commercial revenue applications. As a result, we become embedded in our customer workflows and become critical for their ability to consistently achieve respective mission requirements. The data and insights we sell become integral to our customers’ workflows. We have retained and grown the vast majority of all key accounts, and much of our business is long-running contracts that are regularly renewed, often without a competitive process.
Backlog
Growth in backlog is a key measure of our business. Our backlog supports predictable revenue expansion through a recurring model, enabling forward revenue visibility. Over time, our backlog has consistently expanded, growing from $11.8 million in 2022 to $302.7 million in 2025.

	As of December 31,
(in thousands)	2025	2024
Backlog	$302,719	$44,098
Our backlog represents the portion of legally binding contracts that are expected to result in future revenue. Backlog may also include change orders for any contracts that have been formally contracted. This includes firm contracts that contain remaining performance obligations, including the cancellable portion of the contract value for contracts that provide the customer with a right to terminate for convenience without incurring a substantive termination penalty. Backlog also can include up to the remaining ceiling on single award IDIQ contracts where no task orders have been issued. Backlog excludes the value of unexercised options to extend contracts, the value of multi-award IDIQ contracts, and the value of any contracts, or a portion thereof, where management deems execution to be unlikely to result in revenue due to customer-specific or other factors. See “—Key Performance Indicators and Non-GAAP Financial Measures” below for more information on backlog.
The growth in backlog from December 31, 2024 to December 31, 2025 was primarily attributable to our execution of new contracts, and expansion of existing contracts, within the period. Additionally, of this increase, $41.7 million of backlog resulted from contracts obtained through the ISA acquisition.
Trends and Key Factors Affecting Performance
Our results have been affected, and are expected to be affected in the future, by a variety of factors. A discussion of key factors that have had, or may have, an effect on our results is set forth below. For a further discussion of the factors affecting our results of operations, see “Risk Factors.”
Macroeconomic Pressures
In recent years, geopolitical instability, including wars and conflicts, as well as impacts from other global events, have resulted in opportunities for companies in the defense technology market. Increasing global tensions have led to surging global defense budgets amidst an urgent need for advanced technology capability to counter near-peer threats. However, certain disruptions to the global economy, including market disruptions, monetary, and fiscal policy uncertainty, supply chain challenges, high interest rates and inflationary pressures have contributed to an inflationary environment that has adversely affected, and may continue to adversely affect, the price and availability of certain products and services necessary for our operations, which in turn may adversely impact our business and operating results. In addition, the global trade environment is uncertain and rapidly evolving as a result of substantial new tariffs, and other restrictive trade policies. Trade disputes, trade restrictions, tariffs, and other geopolitical tensions between the U.S. and other countries, including our U.S. allies, may lead to market disruptions and supply chain interruptions, and exacerbate unfavorable macroeconomic conditions. The potential impact of existing and future tariffs on our business and results of operations will depend on their timing, duration, and magnitude.
Government Environment and Regulations
Our industry is affected by U.S. and international government budget and spending levels, including shutdowns of the U.S federal government due to a lapse in appropriations, changes in demand, changes in policy positions or priorities, the domestic and global political and economic environment, and the evolving nature of the space and defense sector. National security and advancements in space-based technologies and defense capabilities are core focuses of the U.S. Government on a bipartisan basis and closely align with the key messages from the current U.S. presidential administration regarding space. Additionally, international U.S. allies are interested in building independent sovereign capabilities. Government expenditures and policy evolutions favorable to and emphasizing the usage of commercial technologies in the defense procurement process have fueled our growth in recent years and have resulted in our continued ability to secure increasingly valuable contracts as well as the ability to continue financing the growth and development of our business. We expect our total addressable market to reach approximately $34.0 billion by 2030, driven by significant growth in processing and analytics capabilities beyond data collection where we excel. Any changes in budget and spending levels, policies, or priorities, may have an adverse impact on our business and operating results. In addition, U.S. and non-U.S. Government procurement regulations impose various operational requirements on government contractors. Non-compliance with any of these regulations could materially and adversely affect our operating results.
Our Technology
We are successful because of the strength of our software and technology. We leverage five years of battle-tested data to turn raw spectrum into actionable intelligence, which is built on years of contested-environment data collection and a mature processing pipeline. We employ our proprietary AI algorithms to identify, track, analyze, and predict specific emitters, converting data into insights for Warfighters. We have recruited engineers with prior experience in premier government signal processing environments and nearly half of our personnel hold security clearances. In this market, even small algorithmic and data gains drive outsized operational impact, making our intellectual property rare and defensible. We expect to continue to innovate our software and technology, but any difficulties in achieving or effectively continuing to innovate could have a negative effect on our operating results.
Ability to Continue to Expand our Service Offerings
To continue gaining market share and attracting customers in the near term, we are focused on expanding market penetration by delivering improved RF intelligence capabilities to existing and new customers. We intend to transform RF intelligence into a fully automated, globally persistent, real-time capability to better serve the operational mission. By reducing end-to-end latency from hours to minutes – and ultimately to seconds – we intend to enable insights fast enough to support tactical decision-making for missions such as Warfighter support, long-range fires, tactical ISR, and Golden Dome defense systems. In parallel with our continuous improvement of capabilities and latency, we are evolving beyond data delivery with the goal of becoming a global, multi-domain RF intelligence provider. We intend to expand our operations and offerings significantly, but any difficulties in achieving or effectively managing our growth could have a negative effect on our operating results.
Acquisitions
We consider strategic acquisitions of businesses and other investments to expand our collection and processing capabilities, deepen vertical integration, and accelerate entry into adjacent mission areas, with the goal of expanding our current portfolio and accessing new customers and technologies. Our recent acquisition of ISA, coupled with our acquisition of Aurora in December 2023 (the “Aurora Acquisition”) enhances our existing offerings by providing multi-domain, low-latency automated payloads, expanded ground processing, and highly trusted service support for the signals intelligence community. We target companies that not only enhance our technical capabilities but also embed us more deeply into our customers’ mission workflows. By integrating strategic acquisitions with our strong internal execution, we aim to build a broader product and service offering with a goal of enhancing our growth and market share. These strategic transactions may be costly, time consuming and challenging to consummate and/or integrate with our existing businesses and may result in fluctuations in our operating results and financial position across periods that may be unrelated to our underlying performance. Any particular acquisition or other investment we make could prove less successful than anticipated and have a negative effect on our business.
Key Performance Indicators and Non-GAAP Financial Measures
We focus on a variety of key performance indicators and non-GAAP financial measures to plan, measure and evaluate our business and financial performance, identify key trends affecting our business, inform our strategic business decisions, and develop operational goals for managing our business.
We believe that these key performance indicators and non-GAAP financial measures provide useful information to investors and others by allowing for transparency with respect to key metrics used by management in our financial and operational decision-making. These metrics may be used by investors in understanding and evaluating our operating results and enhancing the overall understanding of our past performance and future prospects. Our calculation of key performance indicators and non-GAAP financial measures may be different than or otherwise not comparable to similarly named metrics used by other companies.

The following table presents a summary of our key performance indicators and non-GAAP financial measures for the years ended December 31, 2025 and 2024.

(in thousands)	Year ended December 31, 2025	Year ended December 31, 2024
Key Performance Indicators
Backlog(1)	$302,719	$44,098
Net income (loss)	$2,673	($28,997)
Net cash (used in) provided by operating activities	($17,339)	$11,966
Non-GAAP Financial Measures
Adjusted EBITDA(2)	$24,768	($6,349)
Free Cash Flow (2)	($28,406)	($23,785)
_______________
(1)See “Our Business Model—Backlog” above for more information on backlog.
(2)Adjusted EBITDA and Free Cash Flow are non-GAAP financial measures. For definitions of Adjusted EBITDA and Free Cash Flow, as well as reconciliations to their most directly comparable financial measures calculated and presented in accordance with U.S. GAAP, please see “—Non-GAAP Financial Measures” below.
Non-GAAP Financial Measures
In addition to the financial information prepared in accordance with U.S. generally accepted accounting principles (“GAAP”), we provide non-GAAP financial measures. We define Adjusted EBITDA as net income (loss) before interest, taxes, depreciation, and amortization, further adjusted to remove the impact of stock-based compensation, acquisition-related costs, costs related to this offering, settlements, and change in fair value of warrant liabilities. We define Free Cash Flow as net cash provided by (used in) operating activities less purchases of satellites, property, and equipment.
We use Adjusted EBITDA and Free Cash Flow in conjunction with other GAAP measures to evaluate the effectiveness of our business strategies, make strategic decisions, and communicate with our board of directors and investors concerning our financial performance. We use these non-GAAP financial measures to assess our financial performance because they allow us to compare our operating performance on a consistent basis across periods by removing the effects of our capital structure (such as varying levels of interest expense and income), asset base (such as depreciation and capital expenditures) and other items (such as non-recurring or non-cash costs) that impact the comparability of financial results from period to period.
We believe that the presentation of these non-GAAP financial measures will provide useful information to investors and analysts in assessing our financial performance and results of operations across reporting periods by excluding items we do not believe are indicative of our core operating performance. Net income (loss) is the U.S. GAAP measure most directly comparable to Adjusted EBITDA. Net cash provided by (used in) operating activities is the U.S. GAAP measure most directly comparable to Free Cash Flow. Our non-GAAP financial measures should not be considered as an alternative to the most directly comparable U.S. GAAP financial measure. You are encouraged to evaluate each of these adjustments and the reasons management considers them appropriate for supplemental analysis.
In evaluating Adjusted EBITDA and Free Cash Flow, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in such presentation. Our presentation of these non-GAAP financial measures should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. There can be no assurance that we will not modify the presentation of Adjusted EBITDA and Free Cash Flow in the future, and any such modification may be material. Adjusted EBITDA and Free Cash Flow have important limitations as analytical tools, and you should not consider these non-GAAP financial measures in isolation or as a substitute for analysis of our operating results as reported under U.S. GAAP. Adjusted EBITDA and Free

Cash Flow may be defined differently by other companies in our industry and may not be comparable to similarly titled measures of other companies, thereby diminishing their utility.
Adjusted EBITDA
The table below presents our Adjusted EBITDA, reconciled to our Net income (loss), for the years ended December 31, 2025 and 2024:

	Year ended December 31, 2025	Year ended December 31, 2024
(in thousands)
Net income (loss)	$2,673	$(28,997)
Adjusted for:
Interest income	(3,409)	(5,799)
Interest expense	304	177
Income tax (benefit) expense	(6,733)	—
Depreciation and amortization	23,568	25,185
Stock-based compensation	4,290	2,885
Acquisition costs(1)	2,118	—
One-time costs related to IPO(2)	991	—
Settlements, net of related legal expenses(3)	(1,304)	—
Change in fair value of warrant liabilities	2,270	200
Adjusted EBITDA	$24,768	$(6,349)
_______________
(1)Represents costs for legal, advisory fees and other costs incurred in connection with the December 2025 ISA Acquisition. Refer to Note 3 of the accompanying notes to our consolidated financial statements included elsewhere in this prospectus for additional information.
(2)Represents costs incurred related to the IPO that do not meet the direct and incremental criteria per SEC Staff Accounting Bulletin Topic 5.A to be netted against the gross proceeds of the offering and that are not expected to recur in the future.
(3)Represents costs for legal fees and settlement related to litigation initiated by us against a third party, which are not part of our ordinary legal expenses and not reflective of our core operating performance.
Free Cash Flow
Free Cash Flow is a non-GAAP financial measure. We believe that Free Cash Flow is a meaningful indicator of liquidity that provides information to management and investors about the amount of cash generated from or used in operations that, after purchases of property, and equipment, can be used for strategic initiatives, including continuous investment in our business and strengthening our balance sheet.
Free Cash Flow has limitations as a liquidity measure, and you should not consider it in isolation or as a substitute for analysis of our cash flows as reported under U.S. GAAP. Free Cash Flow may be affected in the near to medium term by the timing of capital investments, fluctuations in our growth and the effect of such fluctuations on working capital, and changes in our cash conversion cycle.

The following table presents a reconciliation of net cash (used in) provided by operating activities, the most directly comparable financial measure presented in accordance with U.S. GAAP, to Free Cash Flow:

(in thousands)	Year ended December 31, 2025	Year ended December 31, 2024
Net cash (used in) provided by operating activities	$(17,339)	$11,966
Purchases of satellites, property, and equipment	$(11,067)	(35,751)
Free Cash Flow	$(28,406)	$(23,785)
Components of Results of Operations
Revenue
We generate revenue primarily from fixed price contract arrangements for RF signal mapping products that are used to analyze and track radio waves, while presenting the data in a format that is most useful to the customer. For the year ended December 31, 2025, fixed price contract arrangements accounted for over 99% of our revenue, and our revenue mix has remained unchanged since such period. We also sell archived data to our customers upon request as well as data on a subscription basis, which is tailored to meet the customer’s needs (i.e., providing data daily, weekly, monthly, upon request, etc.). Additionally, we have reseller arrangements with our distribution partners. Revenue under resell arrangements is generally recognized net of any reseller discounts, as the reseller is considered our customer, when the products are delivered to the reseller, provided all other revenue recognition criteria are met. The agreements can be single year or multiyear and often contain minimum commitments by year. For agreements that call for upfront payments of the minimum commitments, revenue is deferred until a sale of our product occurs.
We address our customers’ needs through the delivery of data and analytics that provide intelligence across the following applications: Maritime Intelligence, Military Radar Monitoring, GNSS Jamming Detection, Communications Mapping, and Spectrum Exploitation through the collection and delivery of data. The data delivered may be unprocessed or processed depending on the client’s needs. For arrangements where the performance obligation is the collection and delivery of data, revenue is recognized at a point-in-time as data is delivered to the customer.
Revenues from our recent acquisition of ISA are derived primarily from long-term contracts with U.S. government agencies and prime contractors to provide engineering services, systems integration and mission support. Contracts are executed under Federal Acquisition Regulation (“FAR”) and include cost-plus-award-fee, cost-plus-fixed-fee, firm fixed-price, time-and-materials and cost-reimbursement arrangements.
Services provided to the customer may also include professional services, which include on-site data analytics support, studies, trainings services, and other general support services. Professional services revenue including on-site data analytics support and studies are recognized over time.
Direct cost of sales, excluding depreciation and amortization
Cost of sales primarily includes employee-related costs for personnel involved in the execution of customer contracts, such as salaries, benefits, bonuses, and stock-based compensation. To a lesser extent, cost of sales includes travel and accommodation costs, certain storage and computing expenses, and costs from professional services, including costs paid to subcontractors, solution partners and certain third-party fees which directly relate to revenue generating contracts.
Indirect cost of sales, excluding depreciation and amortization
Indirect cost of sales includes expenses such as indirect engineering labor, indirect travel, allocated indirect fringe costs and other expenses and departmental costs that are related to the fulfillment of contract expenses but are not directly attributable to a single revenue-related contract. For certain governmental contracts that are governed by Cost Accounting Standards (“CAS”) requirements, these costs are considered expenses which are allowable and included in our total estimated contract cost allocation.
Selling, general and administrative expenses
Selling, general and administrative expenses primarily consist of employee-related costs including salaries, stock-based compensation, and benefits for legal, finance, information technology, sales, and human resources staff which are otherwise not allocated to indirect cost of sales for our CAS contracts. Expenses also consist of consultant expenses, sales commissions, costs associated with professional services, marketing events, and office occupancy-related costs.
We expect selling, general and administrative expenses to increase in the future as we incur additional costs associated with operating as a public company, including increased expenses related to legal, audit, accounting, regulatory, and tax-related services associated with maintaining compliance with exchange listing and SEC requirements, director and officer insurance costs, investor and public relations costs, and other administrative and professional services. In addition, selling, general and administrative expenses will also include transaction bonuses of $300,000 and $175,000 to be paid to John Serafini and Craig Searle, respectively, in connection with and at the time of the completion of this offering.
Research and development expenses
Research and development costs consist of hardware and software research and development including designing, developing, and testing new satellite and sensor technology and data science modeling and algorithm development related to our platform. Our research and development expenses consist of employees’ salaries, taxes and benefits, consultant expenses, certain software and storage expenses, and materials and supplies which are otherwise not allocated to indirect cost of sales for our CAS contracts.
Depreciation and amortization
Depreciation and amortization costs include the depreciation of satellites, machinery, and equipment, as well as the amortization of finite-lived licenses and patents, trade names, and government contracts and developed technology.
Interest income
Interest income primarily relates to interest earned on cash and cash equivalents.
Interest expense
Interest expense relates to the amortization of debt issuance costs incurred to obtain financing under our Loan and Security Agreements (as defined below), as well as the allocation of proceeds to warrants issued to the lender. Debt issuance costs are amortized over the term of the individual agreements using the effective interest method. We also recognize debt issuance costs under the Loan and Security Agreements. These costs are recorded as a reduction of our principle loan balances and are amortized over the lives of the Loan and Security Agreements, respectively, using the straight-line method.
Other (expense) income, net
Other non-operating (expense) income, net includes adjustments to fair value associated with the contingent earnout liability recorded upon the Aurora Acquisition, realized gains or losses on the sale of available for sale securities, realized gains and losses arising from foreign currency transactions, and fair value gains and losses on warrant liabilities.

Income tax benefit (expense)
Income tax benefit (expense) consists of federal and certain state income taxes in the United States and income taxes in certain foreign jurisdictions. We account for income taxes using the asset and liability method, whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in laws and rates on the date of enactment.
We recognized a net loss and an effective tax rate of zero for the year ended December 31, 2024, and, therefore, had no federal taxable income. In addition, we have net operating loss carryforwards for federal income tax purposes. The federal net operating losses generated subsequent to the year ended December 31, 2017, carry forward indefinitely, while the remaining federal net operating loss carryforwards begin to expire in 2035.
Results of Operations
The following table sets forth a summary of our consolidated results of operations for the years ended December 31, 2025 and 2024.

(in thousands)	Year ended December 31, 2025	Year ended December 31, 2024	$ Change	% Change
Revenue	$98,743	$49,835	$48,908	98%
Revenue from related parties	18,917	17,724	1,193	7%
Total Revenue	117,660	67,559	50,101	74%

Operating expenses
Direct cost of sales, excluding depreciation and amortization	21,687	18,927	2,760	15%
Indirect cost of sales and other expenses, excluding depreciation and amortization	2,092	1,421	671	47%
Selling, general and administrative	46,291	31,919	14,372	45%
Research and development	28,913	24,793	4,120	17%
Depreciation and amortization	23,568	25,185	(1,617)	(6)%
Total operating expenses	122,551	102,245	20,306	20%
Income (loss) from operations	(4,891)	(34,686)	29,795	(86)%
Other income (expense):
Interest income	3,409	5,799	(2,390)	(41)%
Interest expense	(304)	(177)	(127)	72%
Other (expense) income, net	(2,274)	67	(2,341)	(3493)%
Total other income, net	831	5,689	(4,858)	(85)%
Loss before income taxes	(4,060)	(28,997)	24,937	(86)%
Income tax benefit (expense)	6,733	—	6,733	100%
Net income (loss)	$2,673	$(28,997)	$31,670	(109)%

Revenue
Total revenue increased by $50.1 million, or 74%, to $117.7 million during the year ended December 31, 2025 from $67.6 million during the year ended December 31, 2024, primarily driven by the factors discussed below. Revenue from related parties totaled $18.9 million (16% of revenue) in 2025 versus $17.7 million (26% of revenue) in 2024. The decrease in percent of revenue is driven by the increase in overall revenue from non-related parties.
The following table sets forth a summary of our consolidated revenue by type for the periods indicated, and the changes between comparative periods.

	For the Year Ended December 31,
($ in thousands)	2025	2024	$ Change	% Change
U.S	$71,614	$40,757	$30,857	76%
International	46,046	26,802	19,244	72%
Total revenue	$117,660	$67,559	$50,101	74%
U.S Revenue
U.S revenue increased by $30.9 million in 2025, or 76%, to $71.6 million in 2025 from $40.8 million in 2024. The year-over-year change was mainly due to a $30.4 million increase in government revenue. The increase resulted from higher sales of radio frequency data, driven by continued recurring purchases from existing U.S. government customers as well as additional revenue generated from new customers and contracts acquired during the period. In addition, ISA contributed to $0.8 million of this increase. These increases were offset by a $0.4 million decrease in commercial revenue.
International Revenue
International revenue increased by $19.2 million, or 72%, to $46.0 million in 2025 from $26.8 million in 2024, primarily due to stronger sales of radio frequency data, with contributions from both existing and new customers.
Direct cost of sales, excluding depreciation and amortization
Direct cost of sales increased $2.8 million, or 15%, to $21.7 million in 2025 from $18.9 million in 2024. Direct cost of sales rose mainly due to a $2.7 million increase in ground station expenses and $0.5 million in other project-specific costs. Direct labor and stock-based compensation also increased by $0.5 million and $0.1 million respectively. These increases were partly offset by a total $0.5 million decrease in employee benefit, a $0.5 million reduction in satellite operations costs and payroll-related expenses, and a $0.5 million reduction in allocated engineering and other labor related costs. Our recent ISA acquisition contributed $0.6 million, mostly in direct labor and health insurance.
Indirect cost of sales and other expenses, excluding depreciation and amortization
Indirect cost of sales increased $0.7 million, or 47%, to $2.1 million in 2025 from $1.4 million in 2024. The increase in indirect cost of sales was driven primarily by a $0.3 million increase in rent and a $0.3 million increase in indirect software costs. In addition, ISA accounted for $0.3 million of the year over year increase. These increases were partially offset by a $0.2 million decrease in indirect consultant costs and lower discretionary spending across bonuses, travel, and other indirect expenses.
Selling, general and administrative expenses
Selling, general, and administrative (“SG&A”) expenses increased by $14.4 million, or 45%, rising from $31.9 million in 2024 to $46.3 million in 2025. This growth was primarily attributable to higher compensation and professional services costs. Notable contributors included a $4.1 million increase in incentive compensation and bonuses, a $1.4 million rise in commissions, and a $1.3 million increase in non-recurring legal fees associated with special projects. Additionally, general and administrative labor costs rose by $1.1 million, consultant and temporary labor costs by $1.4 million. Recruiting agency fees, stock-based compensation, accounting and audit fees, and marketing-related expenses each grew by $0.6 million, $0.7 million, $0.4 million, and $0.4 million, respectively. The remaining net increase of $3.0 million was spread across various SG&A categories, including: travel, facilities, IT, insurance, taxes, and other miscellaneous operating expenses.
Research and development expenses
Research and development expenses increased by $4.1 million, or 17%, to $28.9 million in 2025 from $24.8 million in 2024. The increase was primarily driven by higher employee compensation-related costs of $1.6 million, increased consulting expenses of $1.3 million, higher software-related costs of $0.7 million, and a $0.5 million increase in indirect engineering labor.
Depreciation and Amortization
Depreciation and Amortization expenses declined by $1.6 million, representing a 6% decrease, from $25.2 million in 2024 to $23.6 million in 2025. The decrease was mainly due to a $1.9 million decrease in satellite depreciation, which resulted from non-recurring depreciation adjustments recorded in the prior year partially offset by the timing of assets being placed into service during the periods.
Interest income
Interest income decreased by $2.4 million in 2025, or 41%, to $3.4 million in 2025 from $5.8 million in 2024. The change was primarily attributed to a reduction in interest earned on cash and cash equivalents, resulting from lower average cash balances during 2025.
Other (expense) income, net
Other (expense) income, net decreased by $2.3 million in 2025, or 3493%, to $(2.3) million in 2025 from $0.1 million in 2024. The decrease was largely due to a $2.5 million loss on the fair value adjustment of warrant liabilities in 2025.
Income tax benefit (expense)
The income tax benefit increased by $6.7 million in 2025 (100%). The amounts for 2025 related to the release of certain tax liabilities related to the ISA acquisition in December 2025 from our outstanding tax assets generated from prior period losses. In 2024, our Income tax benefit (expense) was zero, as we generated a net loss for the year, had a zero effective tax rate, and maintained federal net operating loss carryforwards available to offset future taxable income.
Liquidity and Capital Resources
We measure liquidity in terms of our ability to fund the cash requirements of our business operations, including working capital needs, capital expenditures, contractual obligations, debt service, acquisitions and other commitments with cash flows from operations and other sources of funding. We have historically financed our operations primarily through cash from operating activities, cash on hand, the issuance of convertible preferred stock and amounts available under our Loan and Security Agreement (as defined below). Our primary uses of cash are operating expenses, including capital expenditure, personnel salaries and benefits, acquisitions and servicing debt obligations.
Our primary sources of liquidity as of December 31, 2025, include our existing cash and cash equivalents of $92.7 million, our Senior Term Loan and Mezzanine Loan provide an aggregate amount of up to $48.6 million under the Loan and Security Agreement, which was fully drawn as of December 31, 2025.

We believe that our existing cash and cash equivalents, together with our cash from operations, will be adequate to meet our liquidity requirements for at least twelve months following the date of this prospectus. Our future capital requirements will depend on several factors, including our financial performance, which is subject to many economic, commercial, regulatory, financial, and other factors that are beyond our control.
We will also incur significant expenses as a public company that we have not incurred as a private company, including costs associated with public company reporting requirements of the Exchange Act, as well as the corporate governance standards of the Sarbanes-Oxley Act. In the future, we could be required, or may elect, to seek additional funding through the sale of equity securities or debt financing arrangements; however, additional funds may not be available on terms acceptable to us, if at all. Any inability to raise capital could adversely affect our ability to achieve our business objectives.
Debt
Loan and Security Agreement
On March 28, 2024, we amended our Loan and Security Agreement with SVB (the “2024 Amendment”) to reduce the revolving line commitment from $50.0 million to $25.0 million, extend maturity to March 28, 2027, and add a term loan commitment of $15.0 million with an availability period ending on March 28, 2026 (the “2024 Term Loan Commitment”). On April 29, 2024, we repaid our outstanding debt of $10.5 million under the Loan and Security Agreement. In conjunction with the repayment, we wrote off $0.1 million of unamortized debt cost. As of December 31, 2024, we had not drawn on the 2024 Term Loan Commitment and had all $25.0 million of our revolving loan commitments available. While we were not in compliance with certain reporting obligations in our Loan and Security Agreement as of December 31, 2024, SVB subsequently granted us a waiver for such noncompliance and, as a result, no event of default occurred in connection with such reporting obligations.
In connection with the ISA acquisition noted above, on December 18, 2025, the Company amended and replaced the legacy Loan and Security Agreement with the Third Amended and Restated Loan and Security Agreement (the “2025 Amendment”). The 2025 Amendment provides for the $14.6 million Senior Term Loan, which was fully funded on December 18, 2025 and matures on September 1, 2028. The Senior Term Loan bears interest at a per annum rate equal to the greater of the Wall Street Journal Prime Rate and 6.75%.
The 2025 Mezzanine Loan and Security Agreement provides for the $34.0 million Mezzanine Loan, which was fully funded on December 18, 2025 and matures on December 18, 2028. The Mezzanine Loan bears interest at (i) a per annum cash-pay rate equal to the greater of the Wall Street Journal Prime Rate plus a margin of 2.10% and 9.35%, and (ii) a per annum paid-in-kind rate equal to 1.50% (compounded monthly). The 2025 Mezzanine Loan and Security Agreement also provides for a 1% commitment fee, a final payment fee of 1.95%, and a prepayment fee if the Mezzanine Loan is repaid prior to the second anniversary of the closing date (subject to certain exceptions).
The 2025 Loan and Security Agreements include certain mandatory prepayment provisions based on the ratio of our consolidated debt to revenue and include a financial covenant requiring us to maintain, at all times, not less than $10 million in consolidated unrestricted cash and cash equivalents.
The 2025 Loan and Security Agreements also contain a number of customary representations, warranties, and covenants that, among other things, limit our ability to (subject to certain qualifications and exceptions): create liens and encumbrances; incur additional indebtedness; merge, dissolve, liquidate, or consolidate; make acquisitions, investments, advances, or loans; dispose of or transfer assets; pay dividends or make other payments in respect of our capital stock; amend certain material documents; redeem or repurchase certain debt; make payments on subordinated debt; and engage in certain transactions with affiliates. The 2025 Loan and Security Agreements also contain customary events of default, including: nonpayment of principal, interest, fees, or other amounts; material inaccuracy of a representation or warranty; failure to perform or observe covenants; cross-defaults with certain other indebtedness; bankruptcy and insolvency events; material monetary judgment defaults; and the occurrence of a material adverse change. Upon the occurrence of an event of default (subject, in certain cases, to notice and grace periods), obligations under the 2025 Loan and Security Agreements may be accelerated. The obligations under the 2025 Loan and Security Agreements are secured by liens on substantially all of our assets. As of December 31, 2025, we were in compliance with our covenants under the 2025 Loan and Security Agreements.
On December 18, 2025, in connection with the 2025 Loan and Security Agreement and the 2025 Mezzanine Loan and Security Agreement, we issued warrants (the “2025 Bank Warrants”) to SVB and the other lenders party thereto to purchase a total of 173,591 shares of common stock at an exercise price of $4.65 per share, subject to adjustments. The 2025 Bank Warrants will expire on December 18, 2035. The estimated fair value of the Bank Warrants upon issuance was $1.6 million. We recorded the 2025 Bank Warrants as equity in our consolidated balance sheets and capitalized the fair value of the warrants as a component of the deferred debt issuance costs.
We also maintain performance bonds in the form of letters of credit for international customers, reported as restricted cash. As of December 31, 2024, we had three standby letters of credit from SVB outstanding, and the total standby letter of credit reported as restricted cash was $4.6 million.
We intend to use $ million of the net proceeds received by us from this offering to repay all of our outstanding borrowings under the 2025 Loan and Security Agreements, with any remaining proceeds being used for general corporate and working capital purposes. See “Use of Proceeds.”
Convertible Preferred Stock and Warrants
During the year ended December 31, 2021, we issued 6,960,439 shares of Series C Preferred Stock, as well as 12,857,720 shares of Series D Preferred Stock. The Series C participants received warrants to purchase 1,424,002 shares of our common stock with an exercise price of $0.01 per share (the “Series C Warrants”), and the Series D participants received warrants to purchase 1,823,543 shares of our common stock with an exercise price of $0.01 per share (the “Series D Warrants”). We recorded the Series C Warrants and Series D Warrants within equity as of the issuance date.
During the year ended December 31, 2023, we issued 6,085,161 shares of Series D-1 Preferred Stock. In connection with the Series D-1 Preferred Stock closing that occurred on July 7, 2023 (the “First D-1 Closing”), the First D-1 Closing participants received certain warrants to purchase a total of 2,470,840 shares of our common stock. The First D-1 Closing Warrants issued consisted of (i) 1,588,411 penny warrants with an exercise price of $0.01 per share (the “Series D-1 Penny Warrants”), (ii) 630,313 merger warrants with an exercise price of $0.01 per share (the “Series D-1 Merger Warrants”), and (iii) 252,116 at-the-money warrants with an exercise price of $11.1747 per share (the “Series D-1 At-The-Money Warrants”, and together with the Series D-1 Penny Warrants and the Series D-1 Merger Warrants, the “First D-1 Closing Warrants”). We classified the First D-1 Closing Warrants as a liability as of the issuance date.
In connection with the Series D-1 Preferred Stock closing that occurred on September 29, 2023 (the “Second D-1 Closing”), the Second D-1 Closing participants received certain warrants to purchase a total of 317,333 shares of our common stock, consisting of (i) 273,864 Series D-1 Penny Warrants and (ii) 43,469 Series D-1 At-The-Money Warrants (collectively, the “Second D-1 Closing Warrants” and together with the First D-1 Closing Warrants, the “Series D-1 Warrants”). We determined that Series D-1 At-The-Money Warrants associated with the Second D-1 Closing should be classified as liability, while the Series D-1 Penny Warrants should be equity-classified as of the issuance date. In conjunction with the Second D-1 Closing, we determined that the Series D-1 Penny Warrants and the Series D-1 Merger Warrants from the First D-1 Closing should be equity-classified and, therefore, reclassified the warrants to equity as of September 29, 2023.
In December 2025, we entered into the Series E Purchase Agreement with certain investors, pursuant to which we agreed to issue and sell to such investors an aggregate of 4,242,048 shares of

Series E Preferred Stock at the Series E Per Share Price, resulting in aggregate gross proceeds of $80.0 million. In addition, we issued 1,325,316 shares of Series E Preferred Stock to certain legacy ISA shareholders as consideration for the ISA acquisition. In connection with the Series E Preferred Stock financing in 2025, we incurred issuance costs of $2.4 million, which is recorded as a reduction to the Series E Preferred Stock.
On December 18, 2025, we entered into an agreement whereby we agreed to sell 53,012 shares of Series E Preferred Shares at a future date for a price of approximately $18.86 per share. This agreement created a liability under ASC 480 to issue these shares at the specified price, however as the contracted price approximated market value of the Series E preferred both at December 18, 2025 and December 31, 2025, we concluded that the value of this liability was nominal and did not record a liability for this agreement. The Company received $1.0 million for these shares on January 14, 2026 and subsequently issued the related shares which in turn settled this agreement.
In a subsequent closing on January 9, 2026, we issued and sold an aggregate of 756,754 shares of Series E Preferred Stock to certain investors at the Series E Per Share Price for aggregate gross proceeds of $14.3 million. Additionally, in a subsequent closing on February 3, 2026, we issued and sold an aggregate of 5,301 shares of Series E Preferred Stock to certain investors at the Series E Per Share Price for aggregate gross proceeds of $0.1 million, in a subsequent closing on February 6, 2026, we issued and sold an aggregate of 74,217 shares of Series E Preferred Stock to certain investors at the Series E Per Share Price for aggregate gross proceeds of $1.4 million, and in a subsequent closing on February 23, 2026, we issued and sold an aggregate of 106,025 shares of Series E Preferred Stock to certain investors at the Series E Per Share Price for aggregate gross proceeds of $2.0 million.
There were 75,112 Series C Warrants exercised during the year ended December 31, 2023. During the year ended December 31, 2024, no Series D Warrants, or Series D-1 Warrants were exercised. During the year ended December 31, 2025, there were 5,261 Series C Warrants exercised and 2,015 Series D warrants exercised.
The Series C Warrants, Series D Warrants and Series D-1 Warrants (collectively, the “Preferred Financing Warrants”) shall expire upon the earliest to occur of (a) ten years after their respective issuance date or (b) immediately prior to the closing of certain specified events, including the closing of the sale of shares of our common stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act resulting in at least $150.0 million of gross proceeds to us and in connection with which our common stock is listed for trading on a nationally recognized exchange or marketplace approved by our board of directors (a “Qualifying IPO”). Unless the holder of such warrant notifies us in writing to the contrary, and unless earlier exercised, the Preferred Financing Warrants, to the extent vested, shall automatically be exercised for shares of our common stock immediately prior to the closing of the offering and will no longer be outstanding subsequent to the offering.
The following table represents our issued and outstanding Preferred Stock as of December 31, 2025:

Total Series A	24,947,154
Total Series B	11,574,841
Total Series C	6,960,439
Total Series D	12,857,720
Total Series D-1	6,085,161
Total Series E	5,567,364
Total	67,992,679

Cash Flows
The following table summarizes our cash flows and cash and cash equivalents for the years ended December 31, 2025 and 2024.

(in thousands)	Year ended December 31, 2025	Year ended December 31, 2024
Net cash (used in) provided by operating activities	$(17,339)	$11,966
Net cash used in investing activities	(83,263)	(75,467)
Net cash provided by (used in) financing activities	126,109	(10,904)
Net increase (decrease) in cash, cash equivalents and restricted cash	25,507	(74,405)
Cash, cash equivalents and restricted cash, beginning of period	71,766	146,171
Cash, cash equivalents and restricted cash, end of period	$97,273	$71,766
Cash (Used in) Provided by Operating Activities
Net cash (used in) provided by operating activities decreased by $29.3 million, or 245%, to $(17.3) million in 2025 compared to $12.0 million in 2024.
The decrease in cash provided from operating activities is primarily related to unfavorable changes in operating assets and liabilities in 2025 and lower depreciation in 2025, partially offset by a $31.7 million reduction in the net loss in 2025.
Cash Used in Investing Activities
Net cash used in investing activities increased by $7.8 million, or 10%, to $83.3 million in 2025 from $75.5 million in 2024. The variance was primarily driven by the acquisition of ISA in December 2025 for $111.9 million, net of cash acquired, coupled with a $24.7 million increase in the net purchase of satellites, property and equipment in 2025 (a use of cash of $11.1 million in 2025 versus a use of cash of $35.8 million in 2024). These amounts were partially offset by the sale of short-term investments in 2025 for $39.7 million compared to a net use of cash of $39.7 million to purchase short-term investments in 2024.
Cash Provided by (Used in) Financing Activities
Net cash provided by financing activities rose by $137.0 million to $126.1 million in 2025 as compared to a net use of cash from financing activities of $10.9 million in 2024. The increase in 2025 is primarily related to the proceeds from the $77.6 million net issuance of Series E Preferred Stock coupled with the issuance of $48.6 million of long-term debt. The use of cash in the prior year was primarily related to the repayment of outstanding long-term debt.
Selected Quarterly Financial Data
The following table summarizes our selected unaudited quarterly results of operations. The information for each of these periods have been prepared on the same basis as our audited annual consolidated financial statements and reflects, in the opinion of management, all adjustments of a normal, recurring nature that are necessary for the fair statement of the results of operations for these periods. This data should be read in conjunction with our unaudited condensed consolidated financial statements and audited consolidated financial statements included elsewhere in this prospectus. Historical results are not necessarily indicative of the results that may be expected for the full fiscal year or any other period.

	Three Months Ended
	December 31, 2025	September 30, 2025	June 30, 2025	March 31, 2025	December 31, 2024	September 30, 2024	June 30, 2024	March 31, 2024
Revenue	$30,285	$27,405	$23,168	$17,885	$20,928	$11,198	$7,609	$10,100
Revenue from related parties	5,551	4,791	3,458	5,117	4,250	3,057	1,503	8,914
Total Revenue	35,836	32,196	26,626	23,002	25,178	14,255	9,112	19,014

Operating expenses
Direct cost of sales, excluding depreciation and amortization	6,375	5,453	4,988	4,871	4,680	4,895	4,885	4,467
Indirect cost of sales and other expenses, excluding depreciation and amortization	1,025	398	321	348	550	339	317	215
Selling, general and administrative	19,046	10,505	8,805	7,935	7,918	7,747	7,568	8,686
Research and development	7,972	8,175	5,860	6,906	5,275	6,852	6,796	5,870
Depreciation and amortization	6,778	5,934	5,856	5,000	7,069	5,127	8,355	4,634
Total operating expenses	41,196	30,465	25,830	25,060	25,492	24,960	27,921	23,872
(Loss) income from operations	(5,360)	1,731	796	(2,058)	(314)	(10,705)	(18,809)	(4,858)
Other income (expense):
Interest income	702	853	948	906	1,229	1,513	1,449	1,608
Interest expense	(252)	(17)	(17)	(18)	(52)	2	(90)	(37)
Other income (expense), net	(851)	(886)	(116)	(421)	66	—	1	—
Total other income (expense), net	(401)	(50)	815	467	1,243	1,515	1,360	1,571
(Loss) income before income taxes	(5,761)	1,681	1,611	(1,591)	929	(9,190)	(17,449)	(3,287)
Income tax benefit (expense)	6,733	—	—	—	—	—	—	—
Net Income (loss)	$972	$1,681	$1,611	$(1,591)	$929	$(9,190)	$(17,449)	$(3,287)

Reconciliation of Adjusted EBITDA to Net Income (Loss)

	Three Months Ended
Adjusted EBITDA	December 31, 2025	September 30, 2025	June 30, 2025	March 31, 2025	December 31, 2024	September 30, 2024	June 30, 2024	March 31, 2024
Net income (loss)	$972	$1,681	$1,611	$(1,591)	$929	$(9,190)	$(17,449)	$(3,287)
Adjustments:
Interest income	(702)	(853)	(948)	(906)	(1,229)	(1,513)	(1,449)	(1,608)
Interest expense	252	17	17	18	52	(2)	90	37
Income tax benefit	(6,733)	—	—	—	—	—	—	—
Depreciation and amortization	6,778	5,934	5,856	5,000	7,069	5,127	8,355	4,634
Acquisition costs	2,118	—	—	—	—	—	—	—
One-time costs related to IPO	910	81	—	—	—	—	—	—
Settlements, net of related legal expenses	(2,055)	494	182	75	—	—	—	—
Stock-based compensation	1,143	1,317	1,000	830	721	722	720	721
Change in fair value of warrant liabilities	847	886	116	421	200	—	—	—
Adjusted EBITDA	$3,530	$9,557	$7,834	$3,847	$7,742	$(4,856)	$(9,733)	$497
Off-Balance Sheet Arrangements
As of December 31, 2025, we did not have any off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of Regulation S-K.
Critical Accounting Policies
Our consolidated financial statements have been prepared in accordance with GAAP. Preparation of the financial statements requires management to make judgments, estimates, and assumptions that impact the reported amount of net sales and expenses, assets and liabilities, and the disclosure of contingent assets and liabilities. We consider an accounting judgment, estimate, or assumption to be critical when the estimate or assumption is complex in nature or requires a high degree of judgment and the use of different judgments, estimates, and assumptions could have a material impact on our consolidated financial statements. We periodically review our estimates and make adjustments when facts and circumstances dictate. To the extent that there are material differences between these estimates and actual results, our financial condition or results of operations will be affected.
Business Combinations
We account for business combinations under the acquisition method of accounting. Under this method, acquired assets, including separately identifiable intangible assets, and any assumed liabilities are recorded at their acquisition date estimated fair value. The excess of purchase price over the fair value amounts assigned to the assets acquired and liabilities assumed is recorded as goodwill. When the consideration transferred by us in a business combination includes assets or liabilities resulting from a contingent consideration arrangement, the contingent consideration is measured at its acquisition date fair value and included as part of the consideration transferred in the business combination with subsequent fair value adjustments recorded in results of operations. These fair value determinations require judgment and involve the use of significant estimates and assumptions, including assumptions with respect to the selection of valuation methodologies, estimates of future cash inflows and outflows, discount rates, and selection of comparable companies. During the measurement period, which may be up to one year from the acquisition date, if the initial accounting for a business combination is incomplete, we may record adjustments to the fair value of assets acquired and liabilities assumed, with a corresponding offset to goodwill. Transaction expenses incurred in connection with a business combination, other than costs associated with the issuance of debt or equity securities, are expensed as incurred. The operating results of acquired businesses are included in our results of operations beginning as of their effective acquisition dates.
Revenue recognition
We generate revenue primarily from contractual arrangements with the U.S. Government, prime contractors, and international customers in the intelligence, defense, maritime awareness, and crisis response sectors. Our sales are derived from a diverse stream of offerings, including mapping products that utilize our proprietary algorithms to analyze and track radio waves, on-demand access to archived data, subscription-based future data services and professional services that leverage our geospatial and intelligence expertise. We also provide engineering services, systems integration and mission support. To a lesser extent, we also partner with resellers, including exclusive resellers, who market our data products to end users, primarily in international locations where we are legally-obligated to work with a local partner.
Revenue is measured as the amount of consideration we expect to receive in exchange for transferring goods or providing services. To the extent a contract includes multiple promised goods and services, we apply judgment to determine whether promised goods and services are capable of being distinct and distinct in the context of the contract. If these criteria are not met, the promised goods and services are accounted for as a combined performance obligation.
Transaction prices include fixed fees, reimbursable costs and variable consideration such as award fees, which are estimated at inception and updated as performance criteria are assessed. If the contract contains a single performance obligation, the entire transaction price is allocated to the single performance obligation. For arrangements with multiple performance obligations, which represent promises within an arrangement that are distinct, we allocate revenue to all distinct performance obligations based on their relative stand-alone selling prices (“SSPs”), unless the transaction price is variable and meets the criteria to be allocated entirely to a performance obligation or to a distinct service that forms part of a single performance obligation.
We typically have more than one SSP for individual products and services due to the stratification of those products and services by customers and circumstances. In these instances, we may use information such as the nature of the customer and distribution channel in determining the SSP. When available, we use observable prices to determine SSPs. When observable prices are not available, we typically determine the SSP using an adjusted market assessment approach using information that may include market conditions and other observable inputs.
We recognize revenue when the performance obligations under the terms of a contract with our customers are satisfied, which is either over time or at a point in time. Contracts include cost-plus-award-fee, cost-plus-fixed-fee, firm-fixed-price, time-and-materials and cost-reimbursement arrangements. Cost-plus and fixed-fee contracts are recognized using a cost-to-cost percentage-of-completion method; award fees are recognized based on estimated achievement; firm-fixed-price and level-of-effort contracts are recognized using input measures such as labor hours; time-and-materials contracts are recognized under the "right-to-invoice" expedient; and cost-reimbursement contracts are recognized as costs are incurred. Incremental costs of obtaining contracts are immaterial. Costs to fulfill contracts are capitalized when directly related and expected to be recovered; otherwise, they are expensed as incurred. For data subscription arrangements, in which there are repetitive products that are substantially the same from one month to the next, we recognize revenue at the point in time of delivery. Revenue for training and support based on a fixed fee is generally recognized over time using an input method based on total hours incurred over total estimated hours. Professional services are billed on a time plus materials basis and we apply the right to invoice practical expedient for these arrangements. Revenue under resell arrangements is generally recognized net of any reseller discounts, as the products are delivered to the reseller, provided all other revenue recognition criteria are met.

Some of our customer arrangements include the delivery of specific performance obligations and subsequent customer acceptance of project-based deliverables, which may impact the timing of revenue recognition. When the timing of our delivery of products or services is different from the timing of payments made by customers, we recognize either a contract asset (i.e., performance precedes the contractual due date) or a contract liability (i.e., the customer payment precedes performance). Contract assets represent arrangements in which the service or product has been delivered but payment is not yet due. Contract liabilities consist of deferred revenue, which represents customer payments received prior to the completion of performance.
We apply practical expedients permitted under ASC 606, including the right-to-invoice method for certain contracts and exemption from disclosure of unsatisfied performance obligations for contracts with an expected duration of one year or less.
Stock-based compensation
Under the 2015 Plan, our stock incentive plan, we may grant stock options, stock appreciation rights, stock awards, restricted stock units, performance awards or other stock-based awards.
As of December 31, 2025, we have not issued stock awards, performance awards or other stock-based awards. We issued an aggregate of 182,786 restricted stock units in 2025, which units remain outstanding. We issued stock appreciation right awards in 2015. These awards have since converted to common or expired prior to January 1, 2019. As of December 31, 2024 and 2025, there are no outstanding stock appreciation rights.
Our board of directors establishes the term and the vesting of all options issued under the 2015 Plan; however, in no event will the term exceed ten years. We estimate the fair value of each option on the date of the grant using the Black-Scholes option-pricing model in order to measure the compensation cost associated with the award. This model incorporates certain assumptions for inputs including:
•Expected volatility: The expected volatility was determined by examining the historical volatilities of a group of industry peers, as we did not have any trading history for our common stock.
•Expected dividend yield: The expected dividend yield was based on our history and management’s     current expectation regarding future dividends.
•Expected option term: For employees, the expected term is determined using the “simplified” method, as prescribed by the SEC’s Staff Accounting Bulletin No. 107, Share-Based Payment, to    estimate on a formula basis the expected term of our employee stock options which are considered o have “plain vanilla” characteristics.
•Risk-free interest rate: The risk-free interest rate was based upon quoted market yields for the United States Treasury instruments with terms that were consistent with the expected term of our     stock options.
The table below summarizes the assumptions used in the Black-Scholes Option-Pricing Model to estimate the fair value of each stock option award on the grant date.

	December 31, 2025	December 31, 2024
Expected volatility	59.5% to 65.4%	54.6% to 64.3%
Expected dividend yield	—%	—%
Expected option term (in years)	5.0 – 6.2	5.0 – 9.9
Risk-free interest rate	3.6% to 4.4%	3.5% to 4.7%

We are required to estimate the fair value of the common stock underlying our equity awards when performing fair value calculations. Due to the absence of a public trading market, the fair value of our common stock underlying our stock-based awards has historically been determined by our Board, with input from management and contemporaneous independent third-party valuations.
To determine the fair value of our common stock, we considered several objective and subjective factors as of each grant date, including:
•our results of operations and financial position, including our levels of available capital resources;
•the valuation of publicly traded companies in the space and data analytics sector;
•the lack of marketability of our common stock;
•the likelihood of achieving a liquidity event for the holders of our common stock, such as an initial public offering or a sale of our company, given prevailing market conditions;
•trends and developments in our industry;
•external market conditions affecting the space and data analytics industry; and
•U.S. and global capital market conditions.
In valuing our common stock, our board of directors has historically determined the fair value of our business using the market approach. The market approach estimates value based on observable market values for similar assets or securities. Sales and offering prices for comparable assets are adjusted to reflect differences between the asset being valued and the comparable assets, such as, location, time and terms of sale, utility, and physical characteristics. The estimated enterprise value is then allocated to our common stock using (i) the option pricing method, with an option term assumption consistent with management’s expected time to a liquidity event and a volatility assumption based on the estimated stock price volatility of a peer group of comparable public companies over a similar term and (ii) the probability weighted expected return method with respect to a scenario in which we completed an initial public offering event.
Fair Value of Warrants
We used a market approach to estimate our enterprise value of and then allocated the enterprise value to the liability-classified warrants using an option-pricing model. We are required to estimate the fair value of the common stock underlying the warrants when performing fair value calculations. See the discussion of stock-based compensation directly above for the board of director’s approach to this valuation. The significant unobservable inputs used in the valuation model to measure the warrant liability that is categorized within Level 3 of the fair value hierarchy as of December 31, 2024 and 2025, are as follows:

	At-the-Money Warrant Liability
	December 31,
Assumption	2025	2024
Stock price	$11.40	$3.02
Strike price	$11.20	$11.20
Volatility (annual)	59.5%	54.9%
Risk-free rate	4.0%	4.6%
Estimated time to expiration (years)	7.5	2
Dividend yield	—%	—%

	Bank Warrant Liability
	December 31,
Assumption	2025	2024
Stock price	$11.40	$3.02
Strike price	$2.30 – 4.70	$2.30
Volatility (annual)	56.8 – 58.8%	82.5%
Risk-free rate	4.0 – 4.2%	4.2%
Estimated time to expiration (years)	8.2 – 10	10
Dividend yield	—%	—%
Recently Issued and Adopted Accounting Standards
Recently issued and adopted accounting pronouncements are described in Note 2 to our audited consolidated financial statements included elsewhere in this prospectus.
Emerging Growth Company Accounting Election
We are an “emerging growth company” under the JOBS Act, which permits us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We have elected to use this extended transition period until we are no longer an emerging growth company or until we affirmatively and irrevocably opt out of the extended transition period. As a result, our consolidated financial statements may not be comparable to companies that comply with new or revised accounting pronouncements applicable to public companies.
Quantitative and Qualitative Disclosures About Market Risk
We are exposed to market risks in the ordinary course of our business, which primarily relate to interest rate risk, credit risk, and inflation risk.
Interest Rate Risk
We had cash and cash equivalents of $92.7 million and $67.2 million as of December 31, 2025 and 2024, respectively. Our cash and cash equivalents consist of cash in bank accounts, money market accounts, and other highly liquid investments with original maturities of three months or less from the date of purchase. Marketable securities consist of U.S. treasuries. Our investment policy and strategy are focused on the preservation of capital and supporting our liquidity requirements. We do not enter into investments for trading or speculative purposes. Due to the relatively short-term nature of our investment portfolio, a hypothetical 10% change in interest rates would not have a material effect on the fair value of our portfolio or our consolidated financial statements for the periods presented.

We have outstanding variable-rate debt totaling $48.6 million as of December 31, 2025. A hypothetical 100-basis point change in interest rates would change interest expense by approximately $0.5 million.
Credit Risk
Credit risk arises primarily from receivables from our customers. We have a concentration of contractual revenue arrangements with governmental agencies and nongovernmental entities. Credit risk is managed through ongoing credit evaluations of our customers’ financial condition, taking into account the financial condition, current economic trends, analysis of historical bad debts, and aging of accounts receivables. The maximum exposure to credit risk at the reporting date is primarily from accounts receivables (including related party receivables) which amounted to $53.3 million and $11.7 million as of December 31, 2025 and 2024, respectively.
Financial instruments which potentially subject us to concentrations of credit risk consist of cash and cash equivalents, restricted cash, investments, and trade receivables. At times, such cash may be in excess of the FDIC limit. As of December 31, 2025, we had cash in excess of the $250 thousand federally insured limit. We believe we are not exposed to any significant credit risk on cash and cash equivalents as our cash and cash equivalents are placed with high-credit quality financial institutions and issuers. To date, we have not experienced any credit loss relating to our cash and cash equivalents.
Inflation Risk
We do not believe that inflation has had a material effect on our business, results of operations, or financial condition. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition, or results of operations.

BUSINESS
Our Company
Our Mission
HawkEye 360 is a trusted SIGINT partner of the United States and its allies, committed to advancing national interests through the use of our innovative technology. Our mission is to provide actionable, trusted, and valuable signals intelligence to the U.S. Government and allied customers.
•We make the world safer and more secure by providing mission-critical capabilities for defense and intelligence applications.
•We identify and comprehend highly complex signals intelligence.
•We apply our technology advantage to protect, preserve, and defend the national interests of the United States and its allies.
Our values are deeply embedded in service and leadership, guiding our efforts to support critical intelligence, defense, and security initiatives across the world. We are privileged to serve our nation, our allies, and our shared humanity.
Who We Are
HawkEye 360 provides secure end-to-end signals solutions which are tightly integrated into the fabric of national security architectures. As a trusted signals intelligence partner to the U.S. Government and its allies, we are the first commercial space-enabled defense technology company to disrupt electronic warfare at scale. We deliver shareable, battlefield-proven RF intelligence that supports Warfighters during varied cycles of geopolitical volatility. We operate across the entire value chain from design and build, to data collection, to processing and analysis, delivering capabilities and insights to customers throughout our global allied defense landscape.
Where We Started
HawkEye 360 was founded in 2015 by a team of military veterans, engineers, and national security technologists. From our beginning, we have disrupted the SIGINT market that had historically been served by traditional defense providers. We identified a critical gap in unclassified RF signals intelligence across the U.S. Government and allied nations. We then developed advanced processing capabilities and an extensive space-based RF database to deliver actionable SIGINT insights to address this gap. RF signals intelligence had historically been limited to state actors until we built upon the structural tailwinds of more accessible satellite launch, satellite miniaturization, and cloud computing power to create an end-to-end unclassified analytics capability. We created a proprietary data collection system leveraging small-satellite technology to provide unprecedented commercial access to RF signal data from on-orbit sensors, delivering a new form of unclassified intelligence that was previously unavailable. In parallel, we built a signals processing platform with proprietary algorithms using our unclassified collected data to power our differentiated processing and analytics capabilities. We are continuously evolving and adding disruptive, new capabilities – through launching additional satellites, developing new and increasingly sophisticated sensors, expanding our RF emitter database, optimizing our analytics and insights, and perfecting increasingly mission-specific algorithms in our constant effort to provide the most possible value to our customers.
ISA Acquisition
In December 2025, we completed our acquisition of ISA. This acquisition enhances our existing offerings by providing critical signal processing technologies, including detection and classification across multiple domains, such as air, land, and maritime domains, while gaining access to classified architecture, thereby strengthening our relationship with the U.S. Government and the U.S. intelligence community.

This acquisition allows us to combine our unclassified satellite collectors with highly trusted classified algorithms, unlocking a larger national security augmentation market. Additionally, unclassified ISA algorithms and expertise enhance our signal processing platform, allowing us to offer improved, automated capabilities to an expanded set of U.S. Government and international customers.
HawkEye 360 Today
We are disrupting the defense technology industry through our transformational strategy focused on new on-orbit capabilities, signal processing enhancements, and optimization of our AI/ML analytics algorithms using our expansive RF emitter database. Our algorithms are designed, improved, and validated on over one billion data points from our proprietary signals archive, uniquely collected by our sensor network. With over 30 satellites on orbit and additional clusters in development, we maintain a robust global operational footprint and are committed to expanding our reach, improving our revisit rate and latency, and accelerating product delivery to our customers. We are a key provider to the U.S. Government of signal processing algorithms, customized hardware and commercial SIGINT data and information. We operate across classified and unclassified data, leveraging relationships with the DoW and the U.S. intelligence community and the international equivalents of our allies around the globe.
Our Total Addressable Market
Our TAM today consists of the global RF spectrum exploitation market. We estimate that this TAM represents an approximately $24 billion opportunity as of October 2025, according to a study we commissioned by Renaissance Strategic Advisors (the “Renaissance Study”). This market encompasses collection systems and associated processing and analysis services. This includes sensors, payloads, algorithms, and services that support data collection. We expect our TAM to reach approximately $34 billion by 2030, driven by the expansion in the number of sensors across domains, growth in support services, and increasing government demand for contractor-sourced RF data. Our TAM is comprised of U.S. and allied international government markets and does not yet include commercial opportunities. Our business has significant product offerings for selling to these customers. We are scaling our capabilities to capture a larger share of this rapidly growing market.
The Problem We Address
We operate in an unprecedented and increasingly unstable environment that demands an active intelligence and defense posture. Even during periods of peace, the need for ongoing surveillance of borders, maritime environments, and the aerial domain, as well as ensuring compliance with treaty provisions, drives strong demand growth for our offerings. Our customers face ongoing adversarial threats in active conflicts and require real-time situational awareness across the signal spectrum. Customers increasingly demand rapid, actionable data, edge autonomy, and cost-effective mission solutions. Traditional defense contractors have been unable to meet these rapidly evolving technological needs. Meanwhile, governments are accelerating investment in defense capabilities to address geopolitical uncertainty and to satisfy ever growing needs for valuable and timely intelligence. As a result, the defense and intelligence communities are increasingly turning to commercial vendors such as HawkEye 360 to fulfill these needs.
What We Do
HawkEye 360 delivers a variety of tailored SIGINT capabilities across the value chain with direct integration into national security architectures for U.S. and allied governments. We developed a fully integrated RF data platform encompassing collection, end-to-end signal processing, signals library, and proprietary analytics. Our data and unclassified algorithms flow into U.S. and allied collection systems, while our classified algorithms are trusted and integrated within many U.S. SIGINT programs. As a result, we believe we are indispensable to national security architectures across the value chain. Through our partnerships, we bring decades of DoW relationships and multi-domain expertise across space, airborne, maritime, and terrestrial systems.

We are trusted to deliver mission-ready capabilities and insights to support strategic decision-making, situational awareness, and operational effectiveness across a wide range of mission needs. We fill intelligence gaps for our customers while building out their national SIGINT capabilities through training, analytics, dedicated hardware development, and customized intelligence platforms. Examples of these solutions include:
•Customized SIGINT solutions including hardware, algorithms, and software capabilities;
•Monitoring maritime activity in a customer’s regional domain;
•Tracking military radar and air defense systems;
•Tracking extremist group communications, movement, and activity;
•Maintaining border security and providing tactical ISR on battlefield environments;
•Ensuring navigational integrity of GNSS; and
•Core signal processing algorithms used in national government SIGINT systems.
Our offerings range from operational deployment in Ukraine to GPS disruption monitoring in the Middle East and integration within critical classified U.S. Government processing chains. Our acquisition of ISA further enhances these offerings through critical signal processing technologies, including detection and classification across multiple domains, expanded ground processing, and trusted classified and unclassified algorithm expertise, strengthening our ability to deliver integrated SIGINT solutions across both classified and unclassified environments. These solutions are deployed in high-stakes environments where mission success, precision, technical excellence, reliability, and intelligence superiority are paramount to our customers.
Our Technology Advantage
Our vertically integrated technology stack powers the HawkEye 360 signal processing ecosystem, enabling continuous evolution and transformation to meet emerging defense and intelligence needs. We refer to this technology as the HawkEye 360 Signal Processing Platform, which can ingest data from multiple collectors, route to the appropriate foundational signal processing algorithms, and fold in high-order analytics functions per customer demand.
•Collection: We design, manufacture, own, and operate a global constellation of over 30 satellites that collect data in proprietary formations of three satellites, with broad coverage from 30 MHz to 18 GHz and a revisit rate of less than 45 minutes globally.
•End-to-End Signal Processing: We use proprietary signal processing algorithms to detect and characterize a wide set of emitter types, including radars, jammers, beacons, and mobile radio devices. Our algorithms are used to process classified data for the U.S. Government, and separately, unclassified data within our own system. Our advantage comes from our processing and geolocation intellectual property and our unique data platform, as well as decades of operating within U.S. Government systems.
•Proprietary Analytics and Insights: Our analytics and insights capabilities operate on the outputs of our signals processing algorithms. We employ our proprietary AI-enabled algorithms to identify, track, analyze, and predict specific emitters, converting data into insights for our intelligence partners. Our insights identify patterns of life, classify and identify emitters, predict activity, detect threats, and enhance situational awareness. Our unclassified data analysis promotes greater accessibility for the United States and its allies, while our classified capabilities serve to further entrench us with our intelligence customers.

Our First-Mover Advantage
The HawkEye 360 Signal Processing Platform is built on highly complex proprietary signals algorithms, designed by signal processing experts, supported by our constellation of over 30 satellites on orbit, and developed on more than a decade of R&D and capital investment. As a result, we believe our platform has collection scale, latency, geolocation accuracy, revisit rates, and technical optimization that would take years for a competitor to replicate.
Furthermore, our RF emitter database and collection data archive are built on years of contested-environment data collection and a mature processing pipeline, making it difficult for a competitor to replicate our data advantage. This data and technology feeds into our AI/ML models to create unique emitter identification, pattern of life analysis, and other insights. We believe our strength in this area, combined with our ability to fuse data from multiple sources and platforms, makes us less vulnerable to becoming commoditized, especially in comparison to other space-based intelligence collecting satellite constellations, such as electro-optical and synthetic aperture radar imagery. In addition, we are vertically integrated in our customers’ value chains, allowing us to serve customers across all their needs (e.g., specialized algorithm development or end-product analyses).
Operationally, we have recruited engineers with prior experience in premier government and defense industrial base signal processing environments, and nearly half of our personnel hold security clearances. We deploy our own capital at risk, and our nimble business model allows us to move quickly, building out capacity ahead of customer demand. We have been purpose built from inception to serve the U.S. Government and its allies, with whom we have built trusted relationships over the past decade. As a result, we have built sales infrastructure, product orientation, and program management support to serve our customers.
Serving Our Customers
We serve the world’s most demanding customers, addressing their highest-priority defense needs with precision, trustworthiness, and agility. Our customers are a diverse mix of U.S. Government defense, intelligence, and national security agencies, as well as allied international governments. For the year ended December 31, 2025, our U.S. customers, which are predominantly U.S. Government entities, accounted for 61% of our revenue, while our customers in Japan accounted for 16% of our revenue and our other non-U.S. customers, in the aggregate, accounted for 23% of our revenue. We also engage in selective minor commercial applications focused on maritime safety, security, and communications regulations compliance, although we have specifically chosen to focus initially on government centric customers and missions. Our unclassified and shareable data model enables extended use cases for end customers, enhancing interoperability and mission effectiveness.
Financial Highlights
We have demonstrated strong financial performance and scalable growth. We are focused on profitability, productivity, and return on invested capital. Our funded backlog of $302.7 million as of December 31, 2025 supports predictable revenue expansion through a recurring model. Our net income was $2.7 million and our adjusted EBITDA was $24.8 million for the year ended December 31, 2025.
We intend to continue enhancing our margins and capital efficiency. Data reusability, multi-signal capabilities, and diversification of our product offerings allow us to improve our margins by leveraging our existing fixed cost base for greater output. We make strategic investments in R&D, engineering talent, satellite infrastructure, and future capacity, investing in new capabilities while optimizing our current offerings. As the business scales, our existing fixed costs and capital investments support greater revenue generation.

Our Market Opportunity
We operate primarily in the defense technology market. Increasing global tensions and geopolitical uncertainty have heightened demand for advanced technologies to counter near-peer and asymmetric threats. In the United States, bipartisan support for robust defense spending remains evident, together with a clear policy emphasis on leveraging commercial technologies, with the DoW budget expected to reach approximately $960 billion in fiscal year 2026, compared to approximately $860 billion in fiscal year 2025, according to the Office of the Under Secretary of Defense. This shift toward defense technology is structural in both peacetime and conflict, as reliable intelligence is mission-critical for monitoring ceasefires and enforcing compliance with international law.
Outside the United States, governments are also investing heavily in sovereign defense capabilities to address regional threats, with Europe and APAC leading growth. Following an extended period of underinvestment, European NATO defense budgets increased from $279 billion in 2019 to $564 billion in 2025, representing a CAGR of over 10%. Growth in European NATO defense spending is expected to continue, underpinned by the recent commitment of NATO members to spend 5% of GDP on defense, a significant increase from the average European defense spending level of 2% of GDP over the last three years. In response to military encroachment from China, defense spending by U.S. allies in APAC rose from $255 billion to over $307 billion during the same period.
Historical Applications of RF
RF has a long legacy in modern warfare, evolving from a basic communication platform to a critical enabler of sensing, navigation, intelligence, and coordination on the battlefield. Early examples include utilization of radio in World War II mechanized mobile divisions and radar systems that helped secure air superiority. Later in the century, GPS revolutionized maneuverability and targeting as exemplified in the First Gulf War, while airborne RF jammers tracked and disabled adversary radars. Today, massive amounts of battlefield data are available, creating the need for seamless coordination across ground/naval/aerial/space forces, drones, and platforms. As a result, RF is more integral than ever. RF sensing provides persistent, wide-area coverage that remains effective in conditions where optical sensors often fail, including mountainous terrain, poor weather, and darkness. RF signals are more difficult to mask, and serve as the best proxy for human activity, applicable beyond defense applications, including for economic activity, law enforcement, and sustainability applications, such as identifying illegal fishing or illicit mining. RF enables sensing, positioning, navigation, and timing, dramatically increasing the volume and precision of defense intelligence.
RF Utilization Across Domains
Today, global government spectrum exploitation is split among four domains – terrestrial, maritime, air and space. Recent initiatives, such as the Golden Dome, aim to create a next-generation, layered missile defense shield for the U.S. homeland, integrating all four domain systems into a unified architecture at an estimated cost of up to $3.6 trillion over its lifetime. Current global spending in the terrestrial domain remains the largest portion of global spending, totaling $8.9 billion from January 2025 to October 2025, according to the Renaissance Study, driven by the need to monitor continental activity. Global spending in the maritime domain was $1.5 billion from January 2025 to October 2025, according to the Renaissance Study, to effectuate the need to locate vessels in the wide ocean expanse and conduct signals intelligence offshore. Global spending in the air domain was $6.6 billion from January 2025 to October 2025, according to the Renaissance Study, primarily for intelligence collection in international airspace.
Space is widely regarded by national security experts as the most essential warfighting domain in modern warfare, with the United States framing orbital supremacy as a geopolitical imperative. Utilizing this critical domain requires space-based RF expertise to ensure the detection, characterization, and geolocation of RF emissions globally. The RF space domain ascends beyond the ground, maritime, and air domains to deliver a persistent global vantage point accessed on orbit far above national borders and territorial airspace and waters, unlocking capabilities that redefine defense intelligence. Space-based RF delivers resilient, wide-area global coverage at scale, enabling missile launch detection, air defense mapping, and orbital object tracking with insulation from adversarial threats. In an era of electronic warfare and contested environments, resilience, and precision are mission critical. As space infrastructure continues to expand, it naturally enables economies of scale. From January 2025 to October 2025, government spending on spectrum exploitation in the space domain has surged to $7.3 billion, according to the Renaissance Study.
Today’s Strategic Necessity for SIGINT
Geopolitical volatility and electronic warfare trends such as drone proliferation, widespread jamming, spoofing, and GPS interference are driving urgent demand for advanced RF intelligence and space-based SIGINT capabilities. Assured ability to communicate and synchronize people, sensors, and strategies across domains is critical. Drone proliferation amplifies the need for robust command and control, spanning secure communications, real-time data sharing, and decision-making to ensure forces can act cohesively across domains. Preserving this command-and-control advantage requires maintaining access to and denying adversaries use of the electromagnetic spectrum.
U.S. Government agencies and combatant commands are already procuring commercial solutions, while international interest is accelerating across NATO, Eastern Europe, the Middle East, and the Indo-Pacific. Recent U.S. bipartisan policy actions signal a transformative moment for defense technology such as the SPEED Act and the FoRGED Act, which incentivize rapid integration of commercial innovations into national security programs. These measures prioritize commercial partnerships, reduce procurement friction, and unlock new funding pathways for defense technology companies, positioning the sector for accelerated growth.
Furthermore, many allies lack sovereign SIGINT capacity and require training, embedded support, and interoperable data frameworks. This demand spans direct data sales, sovereign or hybrid assets, and on-site exploitation support, reinforced by licensing models that enable lawful multi-nation sharing and monetization. We enable commercial entities to provide these services faster and to deploy new technologies quicker to allow customers to receive SIGINT capabilities rapidly. SIGINT adoption is mission critical in the face of rising adversarial threats, illegal maritime operations, and transnational crime.
Disruption of Legacy Models
Amid this procurement shift, legacy models are failing to keep pace with the realities of the modern battlefield. Traditional providers have been structured to develop and build large platforms (e.g., ships, aircraft, and tanks) over decades, but are challenged to accelerate development, scale up production, or release complex AI-enabled software at commercial industry and battlefield timelines. The DoW has acknowledged that the traditional contracting model must adapt as the new battlefield reality evolves continuously. Defense tech disruptors prioritize mission outcomes through rapid iteration and adaptability, delivering field-ready solutions quickly. Unlike traditional contractors with long project timelines, and more cost effective than traditional defense industrial base entities, we move at the speed of the Warfighter – we commit capital and resources well in advance of user need and acquisition contracts, thereby enabling rapid response to operational changes.
Our Total Addressable Market
Our TAM today consists of the global RF spectrum exploitation market. We estimate that this TAM represents an approximately $24 billion opportunity as of October 2025, according to the Renaissance Study. This market encompasses collection systems and associated processing and analysis services. This includes sensors, payloads, algorithms, and services that support data collection. As global governments’ demand grows, we are scaling alongside their needs, helping expand the overall market and capturing a greater market share. We expect our TAM to reach approximately $34 billion by 2030, driven by the expansion in the number of sensors across domains, growth in support services and increasing government demand for contractor-sourced RF data.
Historically, the collection systems accounted for 37% of the market as of October 2025 according to the Renaissance Study. However, we expect the shift to space-based RF to fundamentally disrupt the previous customer purchase structure. As the space domain becomes increasingly critical to the United States and its allies, we see an opportunity for more customers to shift from hardware systems procurement to Data-as-a-Service, since LEO satellites have advantages in shareability, cost-effectiveness, speed to the Warfighter, customization, and global footprint unlike a localized drone or ship. Because a country’s own sovereign hardware system spends most of its time over other geographies, owning such a system is less appealing – making data purchases a more attractive option. We recognize that increased capture of this market will require continued investment in highly skilled personnel and software development. Our strategy is to dramatically scale RF data collection while continuously evolving our sensor network to meet growing customer demand.
Our Technology Advantage
Our vertically integrated technology stack powers the HawkEye 360 signal processing ecosystem, enabling continuous evolution and transformation to meet emerging defense and intelligence needs. Our capabilities allow us to dive deeper into the value chain where most other platforms are restricted through technical limitations. Additionally, our global coverage allows us to receive situational awareness over larger areas in a more cost-effective and time-sensitive manner than static sensors. Finally, our USR, with its ability to identify and track specific emitter types, delivers considerable military value and continues to improve as our signal library expands.
Our Vertically Integrated Technology Stack
Collection
We design, manufacture, own, and operate a global constellation of over 30 satellites that collect RF data in formations of three, with fully reconfigurable software defined radar providing broad SIGINT coverage from 30 MHz to 18 GHz with a revisit rate of less than 45 minutes. The satellite’s broad beam allows us to cover more than one million square kilometers of the Earth in a single pass. We have deep expertise in designing and deploying highly capable and maneuverable small form factor payloads that integrate seamlessly onto commercial and national satellites. These payloads combine proprietary algorithms with advanced hardware – antennas and software-defined radios – creating a unique blend that delivers differentiated performance. This proven capability extends beyond our own constellation, enabling flexible deployment across multiple platforms and mission environments depending upon customer needs and the availability of other hosting platforms. Alternatives to our satellites are either highly classified or currently do not exist for most international customers lacking space capabilities. Additionally, our broad coverage provides an advantage over more limited terrestrial collection capabilities.
Evolution of Our Satellites Types
End-to-End Signal Processing
HawkEye 360 operates on RF signals. Unlike imagery, the RF data form is unintelligible to humans, and requires custom algorithms to convert raw data into understandable featured and actionable intelligence – “unlocking” RF signals insights using our platform. These algorithms require a deep understanding of physics, RF characteristics of emitters and receivers, and deep knowledge of the modulation, waveforms, and emissions pulses, among many technical factors. We have developed a unique set of signal processing algorithms that allow us to detect, geolocate, and characterize a wide set of emitter types, including radars, GPS jammers, and mobile radio devices and tagging, tracking, and locating beacons (TTL). Our algorithms have several decades of operational history embedded within the U.S. Government’s SIGINT architecture. In addition to the algorithms, our processing advantage comes from our unclassified data archive of five years of collections, allowing us to mine this data to improve the algorithms. The archive has enabled us to build a proprietary unclassified emitter database to help identify signals. Our algorithms are built on the data collected from our constellation but are extensible to all domains – we are the only ones able to access this data and therefore the only ones able to interpret it. As a result, we deliver exceptional performance in signal detection, latency reduction, and scalability with clear market leadership.

Signals Process & Analytics Chain
Proprietary Analytics and Insights
Our analytics and insights capabilities operate on the outputs (i.e. features) of our signals processing algorithms. We employ our proprietary AI-enabled algorithms to identify, track, analyze, and predict patterns of behaviors for specific emitters, converting data into valuable and timely insights for Warfighters, intelligence analysts, and decision makers. We use our analytics capabilities as well as third party data (e.g. AIS transponders, imagery) to package these insights into a wide range of end products. In an age where governments and Warfighters have access to a tremendous volume of data, our analytics enable our customers to sort through this volume more swiftly and arrive at key insights for their missions. We can identify patterns of life and predict activity, detect threats, and enhance situational awareness. Our unclassified data analysis promotes greater accessibility for the United States and its allies compared to traditional government systems, while our classified capabilities serve to further entrench us with Warfighters, intelligence analysts, and decision makers.
Our AI-enabled algorithms are proprietary to us and are internally developed. We develop these AI-enabled algorithms by leveraging our unique signals archive of years of global collection data to train our in-house machine learning models. As part of a standard quality assurance and quality control review of new algorithms, we validate their overall function by comparing a selection of outputs to other sources of information (such as satellite imagery or AIS transponder data). Our AI-enabled algorithms rely on machine learning models, rather than large language models that may experience algorithmic hallucinations.
Our Offerings
Our offerings span the SIGINT value chain, comprising hardware and software solutions, comprehensive training programs, data products, embedded analysts for spectrum exploitation, and extensive data products. Our offerings solve a breadth of mission requirements, including mission-critical defense and intelligence applications, humanitarian-oriented solutions, and sustainability-focused capabilities. Currently, a significant portion of our revenue derives from data and analytics that provide intelligence across the following applications:
Maritime Intelligence
Our maritime intelligence capabilities deliver comprehensive situational awareness across the global maritime domain without forward deployment. We detect, geolocate, identify, classify, and track vessels of all types, from commercial ships to sanctioned, suspicious, or nefarious actors who “spoof” or silence their identification transponders. By leveraging our proprietary algorithms integrated with third-party AIS and imagery, we provide high-confidence vessel identification and advanced analytics, such as movement tracking and velocity estimates. These capabilities enable actionable insights for mission-critical maritime security and law enforcement operations.
Maritime Domain Awareness in the South China Sea
HawkEye 360 has unique ability to track all types of maritime vessels including those which obfuscate their location
Military Radar Monitoring
We are one of the few sources of unclassified data that provides advanced military radar monitoring capabilities, enabling autonomous detection, characterization, and identification of air defense systems. Global allied nations use our platform to monitor near-peer threats via analytics that identify specific radars, track their location and movements, distinguish radar operating modes, analyze operational patterns of life, and predict and track potential threats.
GNSS Jamming Detection
We deliver advanced GNSS jamming and spoofing detection across L1, L2, and L5 bands to ensure situational awareness and secure, uninterrupted operations in contested GPS environments. We can detect and pinpoint the source of GNSS jamming, a differentiator from peers in the market. Military operations routinely face contested GPS environments, where GNSS jamming and spoofing detection ensure situational awareness and secure operations. Our algorithms identify and characterize interference sources by detecting unauthorized transmissions within relevant frequency bands. Our tri-satellite clusters enable accurate source geolocation of GPS interference across complex terrain and identify the nature of disruption. Further, the existence of GNSS jamming can be an indicator of the nearby presence of HVTs which can be thwarted by long range targeting through our RF data combined with other complementary sources of intelligence.
Iranian GPS Disruption
Evidence of Jamming and GPS spoofing is rampant in the Arabian Gulf;
HawkEye 360 is uniquely positioned to geolocate the source
Communications Mapping
We deliver critical situational awareness in remote, contested, or difficult-to-patrol regions by illuminating patterns of radio activity commonly used by criminal networks, violent organizations, border-crossing groups, and illicit poaching operations through detecting, geolocating, and mapping networks of non-encrypted military radio systems utilized by generally unsophisticated battlefield actors. By detecting, locating, and analyzing the behavior of PTT, DMR, and SATCOM devices – tools often relied upon when terrain or distance limit other technologies – we help governments understand how nefarious actors coordinate and move. Our analytics map out the structure of these radio networks, showing how devices associate, groups organize, and activity flows across channels, with technical and legal access to the demodulated signals. This enables actionable insights into group linkages, roles, and operational patterns essential for effective interdiction and order-of-battle development.
Spectrum Exploitation
We provide unique access to raw, unprocessed RF signal data collection and delivery, enabling customers to perform deep technical analysis of the spectrum and associated signals. This capability supports highly sensitive missions where customers apply their own proprietary processing algorithms, delivering flexibility for advanced exploitation and specialized operational requirements.
Solving NOAA's GOES-R Satellite Interference
In December 2024, interference disrupted one of the data reception channels used by weather forecasting satellites that support flood monitoring, tsunami warnings, and scientific sensors. NOAA engaged HawkEye 360 to identify and geolocate the source of the interference and were subsequently able to restore normal data reception
Custom SIGINT Solutions
We provide custom SIGINT solutions for the U.S. Government, built for real-time collection and processing in the most demanding environments, powering and deeply integrated into the most critical national capabilities across space and other domains. Combining proven commercial hardware with proprietary FPGA accelerated systems and mission-specific algorithms, we deliver ultra-low latency, wideband signal processing with rapid adaptability and customization. The tailored SIGINT solutions we offer to the U.S. Government reduce cost, accelerate deployment, and ensure lifecycle maintainability. By tailoring waveform signal processing and exploitation tools to each mission, we deliver scalable, intuitive platforms that are deployed into the government collection, ground processing, and tactical edge systems.
Our Customers
We serve the world’s most demanding Warfighters, intelligence analysts, and decision makers, addressing their highest-priority defense needs with precision and agility. Our diverse mix of customers, ranging from U.S. Government defense, intelligence, and national security agencies to allied international governments, create a business model with limited customer concentration and broad applicability across use cases. Furthermore, we maintain deep relationships with government agencies, a strong understanding of government procurement processes, and prioritize international customers with strong demand, clear mission fit, and large budgets. Many of our international customers do not have their own organic space-based SIGINT capabilities, which enables us to build longer-term contracted sovereign space capabilities for our allied partners. We also engage in selective minor commercial applications focused on maritime safety, security, and communications regulations compliance, and intend to scale into broader commercial applications.
To date, the majority of our data and insights delivery has occurred through customer-tasked signal collection and analytics. A portion of our revenue also comes from selling subscriptions to data in areas of interest (for example, data relating to vessels operating in the South China Sea). These subscriptions are HawkEye 360-tasked collections that are sold to multiple subscribed customers, allowing us to improve the product features, offer better customer pricing, and increase our margins. As a result of our broad collection capabilities, each collection produces multiple outputs that can be sold to multiple customers. We can perform prescribed analytics and gather insights for different customers on a singular set of data.
Our Competitive Strengths
Scalable Hardware and Rapid Data Delivery
Our deployed constellation of more than 30 satellites – built on more than a decade of R&D and five years of continuous learning and iterative design – delivers global coverage with revisit rates of approximately 45 minutes. We have prioritized a culture of continuous improvement, expanding the capabilities of each iterative satellite cluster while identifying and implementing initiatives that reduce costs of the constellation and envisioning long-term development efforts that can revolutionize our collection and processing architectures. Equipped with advanced sensors spanning tens of GHz, our system provides robust detection, geolocation, and characterization of diverse emitters in real-world noise and interference impacted environments. Our technical expertise in miniaturizing payloads and enhancing satellite capability was developed through years of experience and substantial company intellectual property. This has resulted in over a dozen successfully deployed satellite clusters, a strong strategic advantage to be further expanded as launch and satellite costs decrease.
Unique Technology Stack and Proprietary Signals Processing Platform
While we believe our constellation provides a sustainable advantage versus the competition, it is not, by itself, sufficient to drive our success. Our greatest advantage and area of intellectual property lies in our processing and analytics software platform that exploits our data. Built on five years of proprietary data collection, contested environment testing, and iterative refinement, the HawkEye 360 Signal Processing Platform incorporates our growing unclassified emitter database that enables identification of emitter types and unique signal recognition to identify individual vessels and emitters. Our analytics layer transforms processed data into actionable, differentiated insights for defense, intelligence, humanitarian, and sustainability missions. Fully vetted for operations within classified enclaves, the HawkEye 360 Signal Processing Platform expands intelligence reach and Warfighter awareness. By housing all capability within a unified platform, as opposed to a scattered data and code base, we can rapidly field new capabilities and customer asks.
Our algorithms require a deep understanding of physics, electromagnetics, and applied mathematics – fields where there is a limited pool of talent. We have built a team that combines academic rigor with decades of operational experience to deliver unique solutions, and nearly half of which hold security clearances. Extensive satellite RF data remains a highly protected resource outside national systems, and replicating this capability would demand access to expertise, years of contested environment data collection, and a mature processing pipeline integrated with hardware. In this market, even small algorithmic and data gains drive outsized operational impact, making our intellectual property rare and defensible and our products exceptionally valuable.
Comprehensive Product Portfolio and Flexible Service Model
We have invested significant resources to build a highly capable end-to-end operating model. This includes designing, testing, and building payloads and satellites, as well as owning and operating satellite constellations, processing, analyzing, and productizing the data, and deploying custom capabilities into U.S. Government SIGINT systems. Our model enables us to serve customers across the value chain and meet them where their needs are. This vertical integration allows us to run our system at scale and capture network effects, such as rapidly tailoring algorithms based on new signal knowledge, modifying satellite payloads to better detect new emitters, or leveraging our scale of collected data to identify new signals and further improve our products. Our nimble business model allows us to move quickly, building out capacity ahead of customer demand while controlling risk through our deep understanding of customers’ needs and operating environments.
We promote flexibility throughout our platform, engaging customers through various capacities to execute their respective missions. For those customers requiring extensive support, we provide engineers and solutions architects who work directly with customers to design and implement tailored solutions, including capabilities such as IQ dedicated tasking, geolocation, and subscription packages with pricing aligned to mission requirements. For more sophisticated customers, we deliver raw RF data alongside associated processing toolkits and these customers conduct their own analysis. For customers requiring dedicated capacity and clusters, we provide service levels ranging from fixed monitoring to reserved and on-demand tasking. For customers seeking turn-key intelligence estimates and data analytics “answers”, we provide our knowledge-based products offered on a subscription basis and tailored to the customer’s area of interest. Our wide-ranging product portfolio is supported by contractual flexibility and data shareability enabled by EULAs across partner nations to enhance interoperability. Across all tiers, our strength in signal detection, latency reduction, and scalable analytics, combined with the ability to fuse data from multiple sources and platforms, mitigates commoditization risk and delivers differentiated insights.
Trusted Relationships
We are a trusted SIGINT partner for U.S. Government agencies, allied ministries, and international organizations. Intentionally and specifically built to serve the U.S. Government and its allies, we hold the security clearances, cyber posture, contract vehicles, partnering relationships, and export infrastructure to operate at national-security scale. We hold over 200 export licenses — a major barrier to entry for potential competitors — and maintain trusted status with sophisticated customers and partners of national importance. The U.S. Government trusts our algorithms within critical national security systems. These relationships, which include key strategic partners/investors, require considerable time and understanding of government requirements to construct the contract vehicles from which we deliver our capabilities. Our contracts with the government are distinct from traditional government procurement, representing a collaboration between a commercial entity and the government to achieve an optimal outcome for the government and the Warfighter.
On an international basis, both directly and through the U.S. Government, we maintain deep engagement with more than ten international entities and key U.S. defense branches with rapid expansion into new mission areas. Our multi-year international contracts are highly sticky, driven by proven performance, rapid innovation, and a constantly evolving constellation.
Strong Financial Profile with Significant Runway
Our growth model is driven by increased scale, margin improvements, and efficiency. Due to our historical investment in our vertically integrated signals processing platform, we can rapidly scale our products with little incremental cost. As we integrate more data, we unlock multiple monetization points, and continuously enhance our collection, processing, and signals database. Customer demand largely translates directly into profit, without requiring new constellations or more engineers. From the year ended December 31, 2022 to the year ended December 31, 2025, our revenue grew from $30.5 million to $117.7 million, and our net income was $2.7 million and our adjusted EBITDA was $24.8 million for the year ended December 31, 2025, with only modest headcount growth, while signal processing and hardware innovations in our Block 3 satellites have further reduced our capital intensity, in some cases approaching 75% reduction in capital intensity. Our multi-year pipeline visibility and KPIs demonstrate our compounding business model, with increases in backlog, EBITDA growth, and improving Free Cash Flow.

Growing datasets and constant transformative iteration reinforce our lead in a market where high capital requirements and scarce domain talent keep competitors at bay.
Multi-Prong Approach to Reducing Capital Intensity
Our Growth Strategies
We have a robust growth strategy across multiple channels, which we intend to execute through organic efforts, strategic partnerships, and acquisitions for key capabilities.
Enhance RF Capability for Significant Customer Expansion
In the near term, we are focused on expanding market penetration by delivering improved RF intelligence capabilities to existing and new customers.
Our continuous organic and inorganic development strengthens our signals processing platform with advanced algorithm expertise, accelerating signal discovery, and improving analytics to deliver scalable, customized products for our customers. Our recent ISA acquisition provides a general-purpose detection engine capable of identifying and isolating signals without prior knowledge in highly congested RF environments. We believe the upgraded platform will expand what we can detect and monetize, integrate HawkEye 360 data with third-party sources (including national systems, AIS feeds, and optical imagery), and create a unified environment for correlation, geolocation, and USR to detect and characterize previously unknown emitters.
Additionally, we are developing automated analytics software to fuse multiple data streams for real-time alerts, cueing, and mission orchestration, while expanding third-party integrations to deliver richer mission insights and operational advantages to a broader base of U.S. Government customers. Within the U.S. Government, we are actively expanding within multiple intelligence community organizations, serving new departments and teams as we field new capabilities and analytics. Within the DoW, we are moving from multiple small-scale engagements and test-and-evaluation programs to full-scale deployments, creating a substantial growth runway for the capabilities we already deliver. As we demonstrate proven performance, we intend to deepen domestic market penetration and expand to additional DoW customers. Our international growth strategy centers on three layers: selling data, deploying sovereign or hybrid assets, and providing on-site exploitation support. This approach positions us to access the $2 trillion global defense market of U.S. allies and partner nations, which represents two-thirds of our overall TAM. Our proven performance with our international anchor customers in theaters such as the Western Pacific and Eastern Europe supports expansion into new adjacent missions, like blue force tracking, long-range fires support, and space domain awareness. We are transitioning from single-year, limited buys to scaled programs of record that deliver superior data products, platforms, and sovereign systems, integrating multiple intelligence disciplines into a unified architecture. We are applying this proven service model to target new large customers, with many new potential anchor customers in the pipeline. We intend to offer these partner nations data, analytics, training, embedded personnel, and shareable data structures governed by EULAs. As foreign nations build independent capabilities, they look to HawkEye 360 as a trusted provider.
Improved Latency and Tactical Applications
We intend to transform RF intelligence into a fully automated, globally persistent, real-time capability to better serve the operational mission. By reducing end-to-end latency from hours to minutes – and ultimately to seconds – we intend to enable insights fast enough to support tactical decision-making for missions such as Warfighter support, long-range fires, tactical ISR, and Golden Dome defense systems. These ultra-low-latency capabilities and global persistence will allow direct integration with U.S. Government systems that require rapid response.
Beyond defense, we expect this real-time persistent capability will extend to commercial and security applications, including maritime and border monitoring, enforcement operations, humanitarian, sustainability, and civil uses. Growing international demand for persistent, low-latency RF systems underscores the global relevance of these advancements. Our anticipated architecture leverages multiple paths to reduce latency, including direct downlinks, satellite crosslinks, and onboard processing, to deliver latency measured in seconds, combined with scalability, resiliency, and cost efficiency. This ensures full-spectrum situational awareness for threat anticipation and precision targeting, which would significantly expand our TAM.
To deliver on this vision, we are advancing RF intelligence through our agile constellation and platform enhancements. To significantly increase capacity while improving economics, we are deploying cost-efficient Block 3 satellites that capture about 80% of signals at roughly 75% lower cost, while upgraded Block 4 satellites provide superior precision in location and frequency. Our roadmap focuses on increasing multi-signal collection per satellite cluster pass, improving satellite uptime, and moving more processing into space to reduce downlink bottlenecks. We are also enhancing our tasking capability to initiate collections within minutes when a satellite is overhead, with rapid handoffs for persistent coverage and long-term tipping and cuing with other space-based geospatial assets to create meaningful multi-modal multi-INT products. Additionally, we are leveraging RF payload capabilities to build sensors for the U.S. Government, supporting space architecture modernization, and enabling international partners seeking RF data.
Growing RF Utilization Across Domains
We are expanding beyond data delivery to become a global, multi-domain RF intelligence provider capable of providing collection from geostationary orbit to the terrestrial sensor layer and becoming the leader in commercial RF geolocation, processing, and analysis. Building on our current capabilities spanning space to the Earth’s surface, we are enhancing integration across domains to deliver deeper situational awareness, faster decision cycles, resilience against adversary countermeasures, operational flexibility, and accelerated AI-driven development. Our recent ISA acquisition expanded our multi-domain processing across sources, identification, geolocation, and data retrieval, significantly enhancing our tactical relevance for the Warfighter. In addition to expanding space-based assets through Block 3 satellites, our strategy includes expanding integration with terrestrial sensors, naval drones, and airborne SIGINT platforms. This will allow us to leverage the best-in-kind capabilities from each domain, integrate them into our comprehensive signals processing platform, and deliver fused analytics that better serve customer needs. We aim to partner for the cost-intensive domain sensors / collectors and focus our efforts on the software platform that enables tasking, integration, and delivery.
To meet rising demand for dedicated or sovereign systems, we intend to offer customized satellite clusters and bespoke algorithms for customers requiring unique configurations. These capabilities will be combined with a dedicated capacity business model that enables us to retain ownership and operational control of the sovereign asset. We expect our model of operating and processing the data from these systems will serve as a demand driver for additional data purchases, generating incremental recurring revenue, and enable end-to-end control, security, and operational independence. We further aim to design specialized RF payloads and hardware integrated directly into national security architectures as our capabilities become increasingly relevant for addressing U.S. Government space-based SIGINT requirements. We expect key features to include low-latency payloads on our satellites, ground stations deployed within customer countries for secure operations, and full capability delivery where tasking and downlink occur entirely within the customer’s region to ensure sovereignty. We intend to engineer each satellite cluster, data product, and analytics task to meet specific mission requirements, reinforcing our role as a trusted partner in building next-generation RF infrastructure.
Mergers and Acquisitions
Acquisitions and strategic partnerships form a core pillar of our growth strategy, enabling us to accelerate capability development and expand our TAM. We target acquisitions that strengthen RF processing, AI/ML analytics, hardware capabilities, multi-domain processing, RF services, and tactical relevance while adding relationships with U.S. Government organizations and mature business systems to support scale. Our criteria focus on companies with compelling margins, profitable operations, defensible IP, strong revenue visibility, complementary mission-first corporate cultures, and clean structures that integrate seamlessly into our business. By vetting dozens of companies to identify a shortlist of high-priority targets, we seek to ensure each acquisition compounds our ability to deliver differentiated insights and maintain leadership in a market with high capital barriers and scarce domain expertise. We have demonstrated a set of business competencies with the acquisition of ISA and, earlier, Aurora, and anticipate further acquisitive growth in the future.
Intellectual Property
Our intellectual property is an important part of our business. We rely on a combination of patents, copyrights, trademarks, and trade secret laws in the United States and other jurisdictions, as well as license agreements, confidentiality procedures, non-disclosure agreements with third parties, and other contractual protections, to establish and protect our proprietary rights, including our proprietary technology, software, know-how, and brand.
We have certain registrations (and applications for registration) for intellectual property rights. As of December 15, 2025, we held 28 U.S. granted patents and five patents granted in various foreign jurisdictions, five patent applications pending in the United States, and 14 patent applications pending in various foreign jurisdictions. Our issued patents as of December 15, 2025 are scheduled to expire on between 2036 and 2043. As of December 15, 2025, we held 12 registered trademarks in the United States and no registered trademarks in various non-U.S. jurisdictions. As of December 15, 2025, we held 16 domain names. The existence of a pending application is not an assurance that it will issue or lead to a registration. We actively monitor our intellectual property portfolio and enforcement strategy to maintain the integrity of our brand and proprietary assets.
Our patent portfolio is detailed in the chart below:

Owned / Licensed	Type	Jurisdiction	Title	Application / Publication / Patent No.	Earliest Priority Date	Status	Expected Expiration Date[1]
Hawkeye 360, Inc.
Owned	Utility	Canada	Detecting Radio Signal Emitter Locations	3067545 3067545	6/30/2017	Granted	6/6/2038
Owned	Utility	Europe	Detecting Radio Signal Emitter Locations	18825101.1 3646647	6/30/2017	Granted	6/6/2038
1 The expiration date of a United States patent may be earlier or later than as listed in this table due to patent term adjustment and/or the existence of a terminal disclaimer.

Owned / Licensed	Type	Jurisdiction	Title	Application / Publication / Patent No.	Earliest Priority Date	Status	Expected Expiration Date[1,1]
Owned	Utility	France	Detecting Radio Signal Emitter Locations	18825101.1 3646647	6/30/2017	Granted	6/6/2038
Owned	Utility	Germany	Detecting Radio Signal Emitter Locations	18825101.1 3646647	6/30/2017	Granted	6/6/2038
Owned	Utility	Luxembourg	Detecting Radio Signal Emitter Locations	18825101.1 3646647	6/30/2017	Granted	6/6/2038
Owned	Utility	United Kingdom	Detecting Radio Signal Emitter Locations	18825101.1 3646647	6/30/2017	Granted	6/6/2038
Owned	Utility	Europe	Detecting Radio Signal Emitter Locations	22199344.7 4138470	6/30/2017	Granted	6/6/2038
Owned	Utility	United States	Detecting Radio Signal Emitter Locations	16/000,934 10,466,336	6/30/2017	Granted	6/6/2038
Owned	Utility	United States	Detecting Radio Signal Emitter Locations	16/671,398 10,859,668	6/30/2017	Granted	6/6/2038
Owned	Utility	United States	Detecting Radio Signal Emitter Locations	17/108,708 11,480,649	6/30/2017	Granted	6/6/2038
Owned	Utility	United States	Determining Emitter Locations	15/369,228 9,661,604	6/30/2016	Granted	12/5/2036
Owned	Utility	United States	Determining Emitter Locations	15/599,530 10,057,873	6/30/2016	Granted	12/5/2036
Owned	Utility	United States	Determining Emitter Locations	15/998,985 10,440,677	6/30/2016	Granted	12/5/2036
Owned	Utility	United States	Determining Emitter Locations	16/550,369 10,813,073	6/30/2016	Granted	12/5/2036
Owned	Utility	United States	Determining Emitter Locations	17/072,595 11,516,763	6/30/2016	Granted	12/5/2036
Owned	Utility	United States	Determining Emitter Locations	17/592,150 11,882,540	6/30/2016	Granted	12/5/2036
Owned	Utility	Europe	Determining Emitter Locations	17820961.5 3479793	6/30/2016	Granted	6/22/2037
Owned	Utility	France	Determining Emitter Locations	17820961.5 3479793	6/30/2016	Granted	6/22/2037
Owned	Utility	Germany	Determining Emitter Locations	17820961.5 3479793	6/30/2016	Granted	6/22/2037
Owned	Utility	Luxembourg	Determining Emitter Locations	17820961.5 3479793	6/30/2016	Granted	6/22/2037
Owned	Utility	United Kingdom	Determining Emitter Locations	17820961.5 3479793	6/30/2016	Granted	6/22/2037
Owned	Utility	Europe	Determining Emitter Locations	23178735.9 4236509	6/30/2016	Pending
Owned	Utility	Canada	Geolocation-Aided Unique Signal Recognition	3244837 3244837	3/4/2022	Pending
Owned	Utility	Europe	Geolocation-Aided Unique Signal Recognition	23764009.9 4487534	3/4/2022	Pending
Owned	Utility	United States	Geolocation-Aided Unique Signal Recognition	18/843,666 2025/0175283	3/4/2022	Pending
Owned	Utility	United States	Hierarchical Satellite Task Scheduling System	16/167,001 10,474,976	10/20/2017	Granted	10/22/2038
Owned	Utility	United States	Hierarchical Satellite Task Scheduling System	16/676,840 11,276,019	10/20/2017	Granted	10/22/2038
Owned	Utility	United States	Hierarchical Satellite Task Scheduling System	17/693,497 11,720,840	10/20/2017	Granted	10/22/2038
Owned	Utility	United States	Hierarchical Satellite Task Scheduling System	18/214,071 12,182,746	10/20/2017	Granted	10/22/2038
Owned	Utility	Canada	Scheduling System Of A Plurality Of Hierarchical Tasks For A Satellite System	3078264 3078264	10/20/2017	Pending
1 The expiration date of a United States patent may be earlier or later than as listed in this table due to patent term adjustment and/or the existence of a terminal disclaimer.
1 The expiration date of a United States patent may be earlier or later than as listed in this table due to patent term adjustment and/or the existence of a terminal disclaimer.

Owned / Licensed	Type	Jurisdiction	Title	Application / Publication / Patent No.	Earliest Priority Date	Status	Expected Expiration Date[1,1,1]
Owned	Utility	Europe	Method And Scheduling System Of A Plurality Of Hierarchical Tasks For A Satellite System	18800795.9 3698486	10/20/2017	Granted	10/22/2038
Owned	Utility	France	Method And Scheduling System Of A Plurality Of Hierarchical Tasks For A Satellite System	18800795.9 3698486	10/20/2017	Granted	10/22/2038
Owned	Utility	Germany	Method And Scheduling System Of A Plurality Of Hierarchical Tasks For A Satellite System	18800795.9 3698486	10/20/2017	Granted	10/22/2038
Owned	Utility	Luxembourg	Method And Scheduling System Of A Plurality Of Hierarchical Tasks For A Satellite System	18800795.9 3698486	10/20/2017	Granted	10/22/2038
Owned	Utility	United Kingdom	Method And Scheduling System Of A Plurality Of Hierarchical Tasks For A Satellite System	18800795.9 3698486	10/20/2017	Granted	10/22/2038
Owned	Utility	Europe	Method And Scheduling System Of A Plurality Of Hierarchical Tasks For A Satellite System	22173500.4 4117199	10/20/2017	Pending
Owned	Utility	United States	Metadata-Based Emitter Localization	16/166,579 10,338,189	10/20/2017	Granted	10/22/2038
Owned	Utility	United States	Metadata-Based Emitter Localization	16/454,245 10,739,436	10/20/2017	Granted	10/22/2038
Owned	Utility	Canada	Metadata-Based Emitter Localization	3078435 3078435	10/20/2017	Pending
Owned	Utility	Europe	Metadata-Based Emitter Localization	18800407.1 3698161	10/20/2017	Granted	10/22/2038
Owned	Utility	France	Metadata-Based Emitter Localization	18800407.1 3698161	10/20/2017	Granted	10/22/2038
Owned	Utility	Germany	Metadata-Based Emitter Localization	18800407.1 3698161	10/20/2017	Granted	10/22/2038
Owned	Utility	Luxembourg	Metadata-Based Emitter Localization	18800407.1 3698161	10/20/2017	Granted	10/22/2038
Owned	Utility	United Kingdom	Metadata-Based Emitter Localization	18800407.1 3698161	10/20/2017	Granted	10/22/2038
Owned	Utility	Canada	Mission Space	3229449 3229449	8/20/2021	Pending
Owned	Utility	Europe	Mission Space	22859268.9 4388339	8/20/2021	Pending
Owned	Utility	United States	Mission Space	18/685,150 2025/0142289	8/20/2021	Pending
Owned	Utility	Canada	Temporal Rectification Of Radio Frequency Signals	3243822 3243822	3/15/2022	Pending
Owned	Utility	Europe	Temporal Rectification Of Radio Frequency Signals	23771319.3 4494370	3/15/2022	Pending
Owned	Utility	Europe	Temporal Rectification Of Radio Frequency Signals	25172080.1 4568331	3/15/2022	Pending
Owned	Utility	United States	Temporal Rectification Of Radio Frequency Signals	18/847,103 2025/0211348	3/15/2022	Pending
Owned	Utility	United States	Initialization, Steady State And Dark Ship Operation Of A System For Unique Signal Recognition	18/610,656 2024/0320558	3/21/2023	Pending
Owned	Utility	Canada	Initialization, Steady State And Dark Ship Operation Of A System For Unique Signal Recognition	3286172 3286172	3/21/2023	Pending
1 The expiration date of a United States patent may be earlier or later than as listed in this table due to patent term adjustment and/or the existence of a terminal disclaimer.
1 The expiration date of a United States patent may be earlier or later than as listed in this table due to patent term adjustment and/or the existence of a terminal disclaimer.
1 The expiration date of a United States patent may be earlier or later than as listed in this table due to patent term adjustment and/or the existence of a terminal disclaimer.

Owned / Licensed	Type	Jurisdiction	Title	Application / Publication / Patent No.	Earliest Priority Date	Status	Expected Expiration Date[1,1,1,1]
Owned	Utility	Europe	Initialization, Steady State And Dark Ship Operation Of A System For Unique Signal Recognition	24775634.9 4684541	3/21/2023	Pending
Aurora Insight, Inc.
Owned	Utility	United States	System and Methods For Detecting and Characterizing Electromagnetic Emissions	15/991,540 10,338,118	4/12/2018	Granted	5/29/2038
Owned	Utility	United States	Systems and Methods For Measuring Terrestrial Spectrum From Space	15/585,102 10,684,347	3/8/2016	Granted	5/2/2037
Owned	Utility	United States	Large Scale Radio Frequency Signal Information Processing and Analysis System	16/384,621 10,582,401	3/8/2016	Granted	5/2/2037
Owned	Utility	United States	Large Scale Radio Frequency Signal Information Processing and Analysis System Using Bin-Wise Processing	16/808,327 10,798,598	3/8/2016	Granted	5/2/2037
Owned	Utility	United States	Large Scale Radio Frequency Signal Information Processing And Analysis System Using Bin-Wise Processing	16/885,698 11,337,092	3/8/2016	Granted	5/2/2037
Owned	Utility	United States	Large Scale Radio Frequency Signal Information Processing And Analysis System Using Bin-Wise Processing	17/746,901 12,127,019	3/8/2016	Granted	5/2/2037
Owned	Utility	United States	System and Method for Large-Scale Radio Frequency Signal Collection and Processing	16/822,239 10,779,179	3/8/2016	Granted	5/2/2037
Owned	Utility	United States	System and Method for Large-Scale Radio Frequency Signal Collection and Processing	17/021,109 11,553,361	3/8/2016	Granted	5/2/2037
Owned	Utility	United States	System and Method for Large-Scale Radio	17/956,675 11,825,324	3/8/2016	Granted	5/2/2037
			Frequency Signal Collection and Processing	o.
Owned	Utility	United States	System And Method for Large-Scale Radio Frequency Signal Collection and Processing	18/477,631 2024/0031846	3/8/2016	Pending
Owned	Utility	United States	Large Scale Radio Frequency Signal Information Processing and Analysis System Using Bin-Wise Processing	17/003,016 11,546,784	3/8/2016	Granted	5/2/2037
Owned	Utility	United States	Large Scale Radio Frequency Signal Information Processing and Analysis System	17/956,521 11,950,117	3/8/2016	Granted	5/2/2037
Owned	Utility	United States	Large Scale Radio Frequency Signal Information Processing and Analysis System Using Bin-Wise Processing	16/885,637 11,540,151	3/8/2016	Granted	5/2/2037
1 The expiration date of a United States patent may be earlier or later than as listed in this table due to patent term adjustment and/or the existence of a terminal disclaimer.
1 The expiration date of a United States patent may be earlier or later than as listed in this table due to patent term adjustment and/or the existence of a terminal disclaimer.
1 The expiration date of a United States patent may be earlier or later than as listed in this table due to patent term adjustment and/or the existence of a terminal disclaimer.
1 The expiration date of a United States patent may be earlier or later than as listed in this table due to patent term adjustment and/or the existence of a terminal disclaimer.

Owned / Licensed	Type	Jurisdiction	Title	Application / Publication / Patent No.	Earliest Priority Date	Status	Expected Expiration Date[1,1,1,1,1]
Owned	Utility	United States	Large Scale Radio Frequency Signal Information Processing and Analysis System Using Bin-Wise Processing	16/885,610 11,910,209	3/8/2016	Granted	5/2/2037
Innovative Signal Analysis, Inc.
Owned	Utility	United States	Imaging System	11/934,344 8,072,482	11/9/2006	Granted	11/2/2027
Owned	Utility	United States	Moving Object Detection	12/627,656 8,803,972	11/9/2006	Granted	11/2/2027
Owned	Utility	United States	Multi-Dimensional Staring Lens System	12/627,671 8,670,020	11/9/2006	Granted	11/2/2027
Owned	Utility	United States	System For Extending A Field-Of-View Of An Image Acquisition Device	13/357,354 8,792,002	11/9/2006	Granted	11/2/2027
Owned	Utility	United States	System For Extending A Field-Of-View Of An Image Acquisition Device	14/314,646 9,413,956	11/9/2006	Granted	11/2/2027
Owned	Utility	United States	Moving Object Detection, Tracking And Displaying Systems	12/908,281 9,430,923	11/30/2009	Granted	10/20/2030
Owned	Utility	United States	Moving Object Detection, Tracking And Displaying Systems	15/216,813 10,510,231	11/30/2009	Granted	10/20/2030
Owned	Utility	United States	Video-Enabled Inspection Using Unmanned Aerial Vehicles	14/830,990 10,139,819	8/22/2014	Granted	8/20/2035
Owned	Utility	United States	Target Detection And Mapping Using An Image Acquisition Device	15/912,916 11,039,044	3/6/2017	Granted	3/6/2038
Owned	Utility	Australia	Target Detection And Mapping	2018230677 2018230677	3/6/2017	Granted	3/6/2038
Owned	Utility	Canada	Target Detection And Mapping	3055316 3055316	3/6/2017	Granted	3/6/2038
Owned	Utility	Europe	Target Detection And Mapping	18764832.4 3593324	3/6/2017	Granted	3/6/2038
Owned	Utility	Belgium	Target Detection And Mapping	18764832.4 3593324	3/6/2017	Granted	3/6/2038
Owned	Utility	Germany	Target Detection And Mapping	602018049980.6 3593324	3/6/2017	Granted	3/6/2038
Owned	Utility	France	Target Detection And Mapping	18764832.4 3593324	3/6/2017	Granted	3/6/2038
Owned	Utility	United Kingdom	Target Detection And Mapping	18764832.4 3593324	3/6/2017	Granted	3/6/2038
Owned	Utility	Netherlands	Target Detection And Mapping	18764832.4 3593324	3/6/2017	Granted	3/6/2038
Owned	Utility	India	Target Detection And Mapping	201927030416 513926	3/6/2017	Granted	3/6/2038
Owned	Utility	United States	Multi-Source 3- Dimensional Detection And Tracking	17/304,699 11,770,506	6/25/2020	Granted	6/24/2041
Owned	Utility	Australia	Multi-Source 3- Dimensional Detection And Tracking	2021351611 2021351611	6/25/2020	Granted	6/24/2041
Owned	Utility	Canada	Multi-source 3dimensional detection and tracking	3182163 3182163	6/25/2020	Pending
Owned	Utility	Europe	Multi-Source 3- Dimensional Detection And Tracking	21876154.2 4172960	6/25/2020	Pending
Owned	Utility	India	Multi-source 3dimensional detection and tracking	202327002027 560400	6/25/2020	Granted	6/24/2041
1 The expiration date of a United States patent may be earlier or later than as listed in this table due to patent term adjustment and/or the existence of a terminal disclaimer.
1 The expiration date of a United States patent may be earlier or later than as listed in this table due to patent term adjustment and/or the existence of a terminal disclaimer.
1 The expiration date of a United States patent may be earlier or later than as listed in this table due to patent term adjustment and/or the existence of a terminal disclaimer.
1 The expiration date of a United States patent may be earlier or later than as listed in this table due to patent term adjustment and/or the existence of a terminal disclaimer.
1 The expiration date of a United States patent may be earlier or later than as listed in this table due to patent term adjustment and/or the existence of a terminal disclaimer.

We control access to and use of our proprietary technology and other confidential information through the use of internal and external controls, including contractual protections. We require our employees, consultants, independent contractors, and other third parties to enter into confidentiality and proprietary rights agreements, and we control and monitor access to our software, documentation, proprietary technology, and confidential information. Our policy is to require all employees, consultants, and independent contractors to sign agreements assigning to us any inventions, trade secrets, works of authorship, developments, processes, and/or other intellectual property generated by them on our behalf and under which they agree to protect our confidential information. However, our internal and external controls may not always prevent third parties from gaining access to our trade secrets, confidential information, or proprietary technologies.
Our Competition
We primarily compete with a range of private and government providers offering satellite and data collection, processing and analytics products and services. Additionally, the U.S. Government and international governments may develop, construct, launch, and operate internal capabilities that compete with ours. The principal competitive factors in our market include:
•platform capabilities, performance and technical features;
•data privacy and security;
•reliability;
•ease and speed of adoption, use, and deployment;
•product innovation;
•ability to customize products to meet specific needs of the customer;
•pricing and cost structures;
•customer experience, including support; and
•brand awareness, trust, and reputation.
We believe that we generally compete favorably with our competitors across these factors. However, some of our competitors have greater name recognition, longer operating histories, more experience with regulatory compliance, access to technologies not available to us, broader, deeper, or otherwise more established relationships with U.S. and international government customers; wider geographic presence or greater access to larger potential customer bases; greater focus in specific geographies, protective measures by international governments, lower labor and research and development costs, larger and more mature intellectual property portfolios, and substantially greater financial, technical, and other resources to provide services, to make acquisitions, and to develop and introduce new products and capabilities.
Operations and Manufacturing
We design, manufacture and test many of the components of our satellites, and have developed supply chain operations and capabilities across the United States and globally.
We obtain raw materials, components, subsystems, capital equipment, and other supplies from suppliers that we believe to be reputable and reliable. We have established and follow internal quality control processes to source suppliers, considering engineering validation, quality, cost, delivery, and lead-time factors. We have a quality management team that is responsible for managing and ensuring that supplied components meet quality standards. While we often source raw materials and other inputs and services from multiple sources, in some cases we also purchase various inputs and services from a sole or single source.
Our current manufacturing capability supports the assembly, integration and testing of our satellites. We leverage a culture of personal accountability and aim to adhere to the appropriate quality and process controls on a continuous basis. We also provide customer service, support and training to ensure the safe and effective operation of our platform.
Government Regulation
Our industry is highly regulated and our operations are subject to various foreign, federal, state, and local laws and regulations. We must comply with, and are affected by, laws and regulations relating to the formation, administration, and performance of U.S. Government and foreign government contracts, and by laws and regulations relating to the launch and operation of the satellites used to provide our services. Changes to or additional government regulations or policies relating to our business could increase regulatory uncertainty and may have an adverse effect on our business, financial condition, and results of operations.
Among the most significant U.S. Government regulations affecting our business are:
•the ITAR, which regulate the export and import of defense articles and defense services;
•the EAR, which regulate the export of dual-use commodities, software, and technology not otherwise regulated by other U.S. regulatory agencies;
•the FCC rules and regulations, which govern the licensing of the use of the radio frequency spectrum used, inter alia, by satellites for telecommand and telecontrol and for communication services;
•the Federal Acquisition Regulation and supplemental agency regulations, which comprehensively regulate the formation, administration, and performance under government contracts;
•the Truthful Cost or Pricing Data Statute (formerly the Truth in Negotiations Act), which requires certification and disclosure of cost and pricing data in connection with certain contract negotiations;
•the Cost Accounting Standards, which impose accounting requirements that govern our right to reimbursement under cost-based government contracts;
•the National Industrial Security Program Operating Manual, which establishes the security guidelines for classified programs and facilities as well as individual security clearances;
•CFIUS, which is tasked with reviewing the national security implications of foreign acquisitions of and direct investments in U.S. businesses;
•the False Claims Act and the False Statements Act, which, respectively, impose penalties for payments made on the basis of false facts provided to the government and impose penalties on the basis of false statements, even if they do not result in a payment; and
•laws, regulations and executive orders restricting the use, access, and dissemination of information and articles classified for National Security purposes.
The nature of the work we do for the U.S. Government may also limit the parties who may invest in or acquire us. Any foreign investment in us will require notification to and review by numerous regulatory agencies and government customers, such as review under the Exon-Florio provisions of the DPA, including review by CFIUS under FIRRMA. Foreign investment in us may not be approved or may require implementation of mitigation measures that limit control and influence of foreign investors as well as prohibitions on access to information related to our contracts with U.S. agencies. Additionally, foreign investment in us may require prohibition of access to technical data and technical information by the foreign investor. Export laws may keep us from providing potential foreign acquirers with a review of the technical data they would be acquiring.
Any foreign investment that results in FOCI may prompt the DoW to require us and/or a prospective foreign owner to adopt mitigation measures that could include establishment of an independent Proxy Board to isolate the part of the Company that performs classified work. Furthermore, in this situation, it may be necessary for our subsidiaries with facility clearances to obtain a National Interest Determination (“NID”) from the DoW to access certain types of proscribed or restricted information. Failure to obtain a NID could have implications for our subsidiaries’ facility clearances, operations and ability to obtain and retain contracts requiring such access.
U.S. Export Controls
Our business is subject to, and we must comply with, stringent U.S. import and export control laws, including the ITAR and the EAR. The ITAR generally restrict the export of “defense articles” and “defense services” that are enumerated on the U.S. Munitions List or that are determined by State, if exported, to provide a critical military or intelligence advantage that warrants control pursuant to the ITAR. The EAR regulate the export of items listed on the Commerce Control List, but not items that are subject to the exclusive jurisdiction of another U.S. agency, for example defense articles and defense services subject to the ITAR.
The U.S. Government agencies responsible for administering the ITAR and the EAR have significant discretion in the interpretation, administration, and enforcement of these regulations. The agencies also have significant discretion in approving, denying, conditioning, or revoking authorizations to engage in controlled activities. Such decisions are influenced by the U.S. Government’s national security policy, foreign policy, commitments to treaties and other international agreements (including multilateral export control regimes), and changes in relations with individual nations.
Many different types of internal controls and efforts are required to ensure compliance with such export control requirements. In particular, we are required to maintain a registration under the ITAR, determine the proper licensing jurisdiction and classification of any software, hardware, technology, and/or services we export, and obtain licenses or other forms of U.S. Government authorizations to engage in certain activities, including the performance of services for foreign customers that are necessary to sustain our business and the release of controlled technology to foreign national employees, foreign customers and third country national employees of our foreign customers. The inability to secure and maintain necessary licenses and other authorizations could negatively affect our ability to compete successfully or to operate our business as planned. Any changes in the export control regulations or U.S. Government licensing policy, such as that necessary to implement U.S. Government commitments to international agreements, or changes in U.S. foreign policy may restrict our operations.
Failures by us to comply with export control laws and regulations could result in civil or criminal penalties, fines, investigations, more onerous compliance requirements, loss of export privileges, debarment from government contracts, or limitations on our ability to enter into contracts with the U.S. Government.
U.S. Communications Regulations
We are licensed by the FCC to use radiofrequency spectrum for communications to and from our satellite constellation and associated ground stations to operate and control our satellites, and for operation of data relays from the satellites to the ground stations or other satellites. The federal Communications Act and the FCC’s rules govern the authorization, operation, replacement, and decommissioning of satellite systems, as well as coordination with other satellite operators to prevent harmful radio interference. FCC authorizations are granted for a fixed term, and must be renewed prior to expiration to permit continued operation in space. As part of the process of obtaining authorization we also must file and receive approval from the FCC of an orbital debris mitigation plan covering the launch, in-orbit operation, and end-of life deorbiting of our satellite constellation.
Government Contracts
A material portion of our revenue is derived from contracts, directly or indirectly, with the U.S. Government that are subject to U.S. Government contracting rules and regulations and therefore are subject to the business risks specific to the defense industry, including the ability of the U.S. Government to unilaterally: (1) suspend us from receiving new contracts; (2) terminate existing contracts at its convenience and without significant notice; (3) reduce the value of existing contracts; (4) audit our contract-related costs and fees, including allocated indirect costs; and (5) revoke required security clearances. Violations of government procurement laws could result in civil or criminal penalties.
We also need security clearances to continue working on and advancing certain of our programs and contracts with the U.S. Government. Classified programs generally will require that we comply with various executive orders, federal laws and regulations and customer security requirements that may include restrictions on how we develop, store, protect, and share information, and may require our employees to obtain government clearances.
Cybersecurity
Given our industry and customer base, we face and will continue to face cybersecurity risks. We operate in a highly sensitive industry with multiple government agency partners and customers and handle sensitive information on their behalf. In the current geopolitical environment, our industry, customer base, and partnerships create heightened cybersecurity risks to ourselves, the third parties with whom we work, and our information technology supply chain. Cybersecurity incidents could result in adverse business consequences. Further, we are subject to regulatory and contractual requirements relating to our cybersecurity practices, including the Cybersecurity Maturity Model Certification for DoW contractors, related to our provision of services to the U.S. Government and other customers.
For more information regarding the cybersecurity risks to our business, see “Risk Factors—Risks Related to Information Technology, Cybersecurity, Data Privacy and Intellectual Property—If our information technology systems or those third parties with whom we work or our data, are or were compromised, we could experience adverse consequences resulting from such compromise, including regulatory investigations or actions; litigation; fines and penalties; disruptions of our business operations; reputational harm; loss of revenue or profits; loss of customers; and other adverse consequences.”
Environmental, Health, and Safety Matters
Our operations and facilities are subject to an extensive regulatory framework of federal, state, local, and foreign environmental, health, and safety laws, and regulations and permits that govern, among other things, employee health and safety, discharges of pollutants, and the generation, handling, storage, release, and disposal of hazardous materials and wastes. In addition, we are subject to various and potentially conflicting substantive requirements and disclosure requirements with respect to greenhouse gas emissions and climate change. Non-compliance with such laws, regulations and permits could result in substantial fines, penalties, litigation, liabilities, and obligations. In addition, such laws and regulations may require us to investigate and remediate the effects of the release or disposal of materials at sites associated with past and present operations, and any obligations to remediate and investigate could be joint and several without regard to fault.
See “Risk Factors—Legal and Regulatory Risks—Our operations are subject to governmental law and regulations relating to environmental matters, which may expose us to significant costs and liabilities that could negatively impact our financial condition.” See also “Risk Factors—Legal and Regulatory Risks—We may be adversely affected by global climate change or by legal, regulatory or market responses to such change.”

Our Facilities
Our corporate headquarters is located in Herndon, Virginia and comprises three buildings with a total surface area of 38,354 square feet. Such facilities host our constellation operations, data processing, software development, payload development, satellite assembly, and administrative functions. Additionally, our wholly-owned subsidiary, ISA, occupies three facilities in Richardson, Texas with a total surface area of 85,491 square feet, collectively, and one facility in Aurora, Colorado with a total surface area of 8,185 square feet. Such facilities host ISA’s customer classified networks and certain manufacturing functions. We do not own any real property. We intend to procure additional space when we add employees and expand geographically. We believe that our facilities are adequate to meet our needs for the immediate future, and that, should it be needed, suitable additional space will be available to accommodate any such expansion of our operations.
Human Capital and Our Culture
As of December 31, 2025, we had 395 full-time employees and 8 part-time employees, none of whom is subject to any collective bargaining agreement, and 16 contractors. Prior to joining us, many of our employees held roles at defense technology, space and radio frequency, and other signals sensing and processing companies, as well as government and military leadership positions relevant to our mission. To date, we have not experienced any work stoppages, and we consider our relationship with our employees to be good.
Our people are a precious resource. We believe our success depends, in part, on our continuing ability to identify, hire, attract, train, and develop highly qualified personnel and that our Virginia-based business provides access to a deep pool of talent. The majority of our employees are engaged in research and development, engineering and technology roles, and experienced and highly skilled employees in these areas are in high demand. Competition for these employees can be intense, and there may be concerns regarding new employees’ unauthorized disclosure of competitors’ trade secrets. Generally, each employee is required to sign a confidentiality, non-disclosure, and non-use agreement with us.
Our culture is one that emphasizes teamwork, accountability, transparency, and continuous improvement. Our organization works, iterates, fails, and succeeds as a team, and we value collective team achievement over individual accomplishment. We believe that individuals who are treated with respect, equality and trust and are provided with responsibility, respond by taking accountability and investing their personal best. We embrace transparency and seek to create a safe, positive environment where matters of performance, relationships and conduct are handled professionally and judiciously. We acknowledge the value of differing perspectives, and our people respect and value one another’s opinions. We believe that continuous learning is an essential job function for all of our people, and seek to develop our teammates into better thinkers, better leaders, and better employees.
Our compensation program is designed to retain, motivate and, as needed, attract highly qualified employees. Accordingly, we use a mix of competitive base salary, cash-based annual incentive compensation, equity compensation awards and other employee benefits.
Public Benefit Corporation
As a demonstration of our long-term commitment to public safety and security, and in recognition of the way our commercial activities promote the same, we will make an election to be treated as a public benefit corporation under Delaware law, to be effective upon the completion of this offering. Public benefit corporations are a class of corporations that are intended to produce a public benefit and to operate in a responsible and sustainable manner. Under Delaware law, a public benefit corporation is required to identify in its certificate of incorporation the public benefit or benefits it will promote, and its directors have a duty to manage the affairs of the corporation in a manner that balances the pecuniary interests of the corporation’s stockholders, the best interests of those materially affected by the corporation’s conduct, and the specific public benefit or benefits identified in the corporation’s certificate of incorporation. Public benefit corporations organized in Delaware are also required to assess their benefit performance internally and to disclose to stockholders at least biennially a report detailing their success in meeting their benefit objectives. Our public benefit, as provided in our amended and restated certificate of incorporation, is to preserve the safety, security, and resilience of the American people and our allies.
Legal Proceedings
From time to time, we are involved in various legal proceedings arising from activities in the normal course of business. We are not presently a party to any litigation the outcome of which, we believe, if determined adversely to us, would individually or taken together have a material adverse effect on our business, financial condition, results of operations, and cash flows. Defending any legal proceedings is costly and can impose a significant burden on management and employees. The results of any litigation cannot be predicted with certainty, and regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources, and other factors.

MANAGEMENT
Executive Officers and Directors
The following table provides information regarding our current executive officers and directors, including their ages as of December 31, 2025:

Name	Age	Position(s)
Executive Officers
John Serafini	49	President, Chief Executive Officer and Director
Craig Searle	42	Chief Financial Officer
Patrick Zeitouni	46	Chief Strategy Officer
Todd Probert	59	Chief Operating Officer
Alex Fox	64	President, HawkEye 360 International
Michael Turner	58	Chief Legal Officer
Chris Herndon	61	Chief Information Officer
Janine Sweeney	59	Chief Human Resources Officer

Non-Employee Directors
Mark Spoto	56	Chairman of the Board
David G. DeWalt	61	Director
Francis A. Finelli	68	Director
Arthur Money	85	Director
Jonathan Shames	64	Director
James “Sandy” Winnefeld	69	Director
Executive Officers
John Serafini. John Serafini has served as our President and Chief Executive Officer since 2016. He has also served as Venture Partner and a member of the Investment Committee at Shield Capital, a venture capital firm that invests in early-stage AI, cybersecurity and space technology companies, since May 2021. Previously, he served as Senior Vice President of Allied Minds PLC., a publicly traded venture capital firm focused on early-stage company development within the technology and life sciences sectors, from 2011 to 2016, as an Airborne Ranger-qualified U.S. Army infantry officer from 1998 to 2004, and the National Guard from 2004 to 2006. Mr. Serafini has served as a member of the Advisory Board of the National Security Space Association since 2022, as a member of the Board of Governors of the Middle East Institute since 2024, and as a member of the Board of Trustees of the INSA Foundation since 2024. Mr. Serafini holds a B.S. from the United States Military Academy, an M.P.A. from the Harvard Kennedy School, and an M.B.A. from Harvard Business School. We believe that Mr. Serafini is qualified to serve on our board of directors due to his involvement since our inception and extensive expertise in investment and entrepreneurship.
Craig Searle. Craig Searle has served as our Chief Financial Officer since September 2025. Previously, Mr. Searle served as our Chief Business Officer from February 2025 to September 2025, Vice President of Strategic Finance from October 2023 to February 2025, and as a member of our Board of Directors and Audit Committee from 2019 to October 2023. Prior to joining us, Mr. Searle was Vice President of Strategy at 21shares, a financial technology company, from 2021 to 2023 where he was responsible for financial planning and analysis, strategy and business development. Previously, he served as Director of Strategic Investments and Acquisitions at Advance, a private holding company, from 2017 to 2021, where he was responsible for sourcing, diligence and execution of acquisitions and investments, and as an associate and later a director in Investment Banking at UBS Investment Bank, from 2012 to

2017. Mr. Searle holds a B.A. in Economics from the University of Rochester and an M.B.A. from Columbia Business School.
Patrick Zeitouni. Patrick Zeitouni has served as our Chief Strategy Officer since January 2023. Previously, Mr. Zeitouni served as Head of Space Mobility at Blue Origin, a space transportation company, from 2017 to December 2022, and as a partner at McKinsey & Co. from 2009 to 2017. He also worked as a senior systems engineer at Northrop Grumman, a defense company, from 2001 to 2007. Mr. Zeitouni holds a B.S. in Electrical Engineering from the Georgia Institute of Technology, an M.S. in Astronautics from the University of Southern California, an M.S. in Electrical Engineering from the University of Southern California, and an M.B.A. from the Massachusetts Institute of Technology’s Sloan School of Management.
Todd Probert. Todd Probert has served as our Chief Operating Officer since January 2026, and previously served as our President of U.S. Government Business from February 2025 to January 2026. From July 2020 to August 2024, Mr. Probert served as President of National Security and Innovative Solutions at CACI International Inc. From January 2020 to June 2020, Mr. Probert served as the President of Defense and Security at CAE Inc. and as a member of the board of directors of CAE US. Prior to his role at CAE Inc., Mr. Probert held various senior leadership positions, over approximately ten years, at RTX Corporation, an aerospace and defense company, including Vice President of Command and Control, Space, and Intelligence and Vice President of Engineering for one RTX’s four businesses. Mr. Probert holds a B.S. in Aerospace Engineering from the University of Michigan and an M.S. in Aeronautical and Astronautical Engineering from Purdue University.
Alex Fox. Alex Fox has served as our President, HawkEye 360 International since January 2026. Mr. Fox previously served as our President, International Business from February 2025 to January 2026, and as our Chief Growth Officer from 2019 to February 2025. Prior to joining us, Mr. Fox was Director of Space ISR Solutions at Harris Corporation, a technology and defense company, and previously held various executive roles in business development, engineering, and operations at IBM, USAF/A2Q Pentagon, DigitalGlobe, Northrop Grumman, GeoEye, Orbital Sciences Corporation, Fairchild Space and Defense, and the Georgia Tech Research Institute (GTRI). Since 2019, Mr. Fox has served on the Georgia Tech College of Computing Advisory Board. He holds a B.S. in Information and Computer Science from the Georgia Institute of Technology and an M.S. in Computer Science from Johns Hopkins University.
Michael Turner. Michael Turner has served as our Chief Legal Officer since December 2025. Previously, Mr. Turner held various roles at 908 Devices Inc., a publicly traded company focused on purpose-built handheld chemical analysis tools for vital health, safety, and defense technology applications, including Chief Legal and Administrative Officer from March 2023 to December 2025, Secretary from November 2020 to December 2025, and Vice President, General Counsel from November 2020 to March 2023. Previously, Mr. Turner served as Co-Chief Executive Officer, General Counsel and Executive Director from 2019 to 2020, and as Executive Vice President, General Counsel and Company Secretary from 2014 to 2019, of Allied Minds plc, a publicly traded venture firm focused on early-stage company development within the technology and life science sectors. Prior to that, he served as a Partner at DLA Piper LLP from 2010 to 2014, and as an Associate and later a Partner at Goodwin Procter LLP from 1998 to 2009, counseling public and private companies, investment banks, and private equity and venture capital firms, with an emphasis on capital markets, mergers and acquisitions, and corporate governance for growth companies in the technology and life science sectors. Mr. Turner holds a B.A. from Colgate University and a J.D. from Cornell Law School.
Chris Herndon. Chris Herndon has served as our Chief Information Officer since January 2026. Mr. Herndon previously served as our Chief Operating Officer and Chief Information Officer from March 2025 to January 2026, and as our Chief Information Officer from 2019 to March 2025. Mr. Herndon is also the founder of TechCentrics, Inc., a consulting company, and has served as its Chief Operating Officer since 2018. Prior to joining us, Mr. Herndon served as Director of White House Information Technology from 2017 to 2018, where he oversaw the development and execution of IT strategy and operations for the

Executive Office of the President. Mr. Herndon holds a B.S. in Electrical Engineering from the University of Maryland.
Janine Sweeney. Janine Sweeney has served as our Chief Human Resources Officer since January 2025. Previously, Ms. Sweeney was our Senior Vice President of Human Resources from 2019 to December 2024. Prior to joining us, Ms. Sweeney held leadership roles managing Human Resources at a variety of companies, including Comsearch, Data Systems and Solutions, OMNIPLEX World Services Corporation and Constellis. Ms. Sweeney holds a B.A. in Business Psychology from Miami University.
Each executive officer serves at the discretion of our board of directors and holds office until his or her successor is duly appointed and qualified or until his or her earlier resignation or removal.
Non-Employee Directors
Mark Spoto. Mark Spoto has served as a member of our board of directors since 2016. Mr. Spoto is a Co-Founder and Managing Partner at Razor’s Edge Ventures, a multi-stage investment firm that invests in technology companies solving significant challenges in national security and high-growth commercial markets, where he has been a Partner since 2011. Previously, Mr. Spoto was a Partner at Cooley LLP from 1999 to 2011. Mr. Spoto has served on the board of directors of 908 Devices, Inc. since 2012. Mr. Spoto also serves on the boards of several private companies, including BlackVe and X-Bow Systems. Mr. Spoto holds a B.S. in Aerospace Engineering from Boston University and a J.D. from Georgetown University Law Center. We believe that Mr. Spoto is qualified to serve on our board of directors due to his financial, investment and legal expertise.
David G. DeWalt. David G. DeWalt has served on our board of directors since April 2021. Mr. DeWalt is the Founder, Managing Director and Chief Executive Officer of NightDragon Security, a venture capital and advisory firm focused on cybersecurity, safety, security, and privacy, which he founded in 2012. He has also served as a Managing Director of AllegisCyber Capital, an early-stage cybersecurity venture capital firm, since 2017. Mr. DeWalt previously served as the Executive Chairman of FireEye, Inc., a global network cybersecurity company. He served as FireEye’s Chief Executive Officer from 2012 to 2016 and as Chairman of the board from 2012 to 2017. Mr. DeWalt was President and Chief Executive Officer of McAfee, Inc., a security technology company, from 2007 until 2011, when McAfee, Inc. was acquired by Intel Corporation. From 2003 to 2007, Mr. DeWalt held executive positions with EMC Corporation, a provider of information infrastructure technology and solutions, including serving as Executive Vice President and President - Customer Operations and Content Management Software. Mr. DeWalt has served on the boards of Delta Airlines since 2011 and Exelon Corporation since March 2025. Previously, Mr. DeWalt served on the boards of various public companies, including ForgeRock Inc. from 2017 to May 2022, Five9, Inc. from 2012 to June 2024, NightDragon Acquisition Corp. from February 2021 to December 2022 and Forescout Technologies, Inc. from 2015 to 2020. Mr. DeWalt holds a B.S. in Computer Science from the University of Delaware. We believe that Mr. DeWalt is qualified to serve on our board of directors due to his background in management and public company board experience.
Francis A. Finelli. Francis A. Finelli has served on our board of directors since March 2026. Mr. Finelli has served as the Founding Principal of White Pelican Advisory, LLC since March 2024 and as a Senior Advisor to The Carlyle Group, where he focuses on deals in the defense and aerospace industries, since his retirement from the firm in February 2024. From 1998 to February 2024, Mr. Finelli served as an investment professional at The Carlyle Group, where he was a Managing Director and Partner, and served as Military Legislative Assistant to Senator Dan Coats (R-IN) from 1997 to 1998. Previously, Mr. Finelli served in the U.S. Army from 1979 to 1997, retiring as Lieutenant Colonel of Field Artillery. He holds a B.S. in Economics from the U.S. Military Academy, an M.S. in Management from the Massachusetts Institute of Technology and an M.M.A.S. in Strategy from U.S. Army Command and General Staff College. We believe that Mr. Finelli is qualified to serve on our board of directors due to his strategy expertise and his experience in the defense and aerospace industries.

Arthur Money. The Honorable Arthur L. Money has served on our board of directors since 2019. Since 2001, Mr. Money has provided board and consulting services to a variety of public and private companies developing technology in intelligence, signal processing and information processing, including most recently The KeyW Corp., a national security solutions provider which was acquired by Jacobs, and BlackVe, Inc., a privately-held space systems firm. He has also served a number of companies as an advisor or on advisory boards, including Iridium Communications Inc., a global satellite communications company, 1Kosmos Inc., a privately-held remote identity verification company, and Razor’s Edge Ventures, a venture capital firm. Mr. Money has also served on a number of U.S. Government panels, boards and commissions, including the National Security Agency Advisory board from 2001 to 2018, and served as a Special Government Employee, including most recently to the Defense Science Board from 2001 to January 2025. Previously, Mr. Money held various roles in government service, including the U.S. Assistant Secretary of Defense for Command, Control, Communications and Intelligence (ASD C31) from 1998 to 2001, the DoW Chief Information Officer from 1998 to 2001, the Assistant Secretary of the Air Force for Research, Development and Acquisition from 1996 to 1998 and the Chief Information Officer for the Air Force from 1996 to 1998. Prior to his government service, Mr. Money served as President of ESL Inc., a subsidiary of TRW, from 1989 to 1996. Mr. Money holds a B.S. in Mechanical Engineering from San Jose State University and an M.S. in Mechanical Engineering from University of Santa Clara. We believe that Mr. Money is qualified to serve on our board of directors due to his vast experience in our industry.
Jonathan Shames. Jonathan Shames has served on our board of directors since March 2026. Mr. Shames has served on the Board of Trustees and as Audit Committee Chairman for Blue Owl Capital Digital Infrastructure Trust and Blue Owl Capital Real Estate Net Lease Trust, since August 2025 and August 2022, respectively. Since March 2022, Mr. Shames has served as a senior advisor to the Consulting division of Highspring, a management and technology consulting firm that works with leading businesses to address critical finance, technology, and business objectives. Previously, Mr. Shames held various roles, including senior leadership positions, at Ernst & Young LLP from 1983 to July 2021. He is a licensed CPA and holds a B.A. in Economics from Colgate University and an M.B.A. in Finance from New York University. We believe that Mr. Shames is qualified to serve on our board of directors due to his experience in audit, accounting, and financial reporting matters.
James “Sandy” Winnefeld. Admiral James A. “Sandy” Winnefeld Jr. has served as a member of our board of directors since February 2024. He currently serves as a consultant and as a Professor of the Practice at the Georgia Institute of Technology, roles he has held since 2015. Previously, Admiral Winnefeld held various senior leadership roles in the U.S. military, including as the Ninth Vice Chairman of the Joint Chiefs of Staff from 2011 to 2015. He served as the Chair of the President’s Intelligence Advisory Board from March 2022 to January 2025. Additionally, he has served on the board of directors and the Audit and Compensation Committees of Molson Coors Beverage Company since 2020 and on the board of directors and the Special Activities, Compensation, Governance and Audit Committees of RTX Corporation since 2017. He received his B.A.E. in Aerospace Engineering from the Georgia Institute of Technology and graduated from the Naval War College and Navy Nuclear Power School. We believe that Admiral Winnefeld is qualified to serve on our board of directors due to his defense and intelligence expertise, technology background, experience in strategic design, and prior experience on public company boards.
Family Relationships
There are no family relationships among any of our directors or executive officers.
Board Structure and Composition
Our business and affairs are managed under the direction of our board of directors, which at the time of this offering consists of seven members. Our directors were elected to, and currently serve on, the board pursuant to a voting agreement among us and certain of our stockholders and voting rights granted by our current amended and restated certificate of incorporation. The voting agreement will terminate upon the closing of this offering, after which there will be no further contractual obligations regarding the election of our directors.
In accordance with our amended and restated certificate of incorporation that will be in effect upon the closing of this offering, our board of directors will be divided into three classes, each of which will consist, as nearly as possible, of one-third of the total number of directors constituting our entire board and which will serve staggered three-year terms. At each annual meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Our directors will be divided among the three classes as follows:
•Class I, which will consist of Francis A. Finelli, Arthur Money and James “Sandy” Winnefeld, and their terms will expire at our first annual meeting of stockholders to be held after the closing of this offering;
•Class II, which will consist of John Serafini and Jonathan Shames, and their terms will expire at our second annual meeting of stockholders to be held after the closing of this offering; and
•Class III, which will consist of David G. DeWalt and Mark Spoto, and their terms will expire at our third annual meeting of stockholders to be held after the closing of this offering.
Our amended and restated bylaws, which will become effective upon the closing of this offering, will provide that the authorized number of directors may be changed only by resolution approved by a majority of our board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change of control.
Director Independence
Applicable New York Stock Exchange rules (the “Listing Rules”) require a majority of a listed company’s board of directors to be composed of independent directors within one year of listing. In addition, the Listing Rules require that, subject to specified exceptions, each member of a listed company’s audit, compensation and nominating and corporate governance committees be independent and that audit committee members also satisfy independence criteria set forth in Rule 10A-3 under the Exchange Act. The independence definition under the Listing Rules includes a series of objective tests, including that the director is not, and has not been for at least three years, one of our employees and that neither the director nor any of his or her family members has engaged in various types of business dealings with us. In addition, under the Listing Rules, a director will only qualify as an “independent director” if, in the opinion of the listed company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.
Our board of directors has determined that all of our directors other than John Serafini, representing six of our seven directors, are “independent directors” as defined under the Listing Rules. In making such determination, our board of directors considered the current and prior relationships that each such director has with us and all other facts and circumstances that our board of directors deemed relevant in determining his or her independence, including the beneficial ownership of our capital stock by each director and the transactions described in the section titled “Certain Relationships and Related Party Transactions.”
Role of the Board in Risk Oversight
One of the key functions of our board of directors is informed oversight of our risk management process. Our board of directors does not have a standing risk management committee, but rather administers this oversight function directly through the board of directors as a whole, as well as through various standing committees of our board of directors that address risks inherent in their respective areas of oversight. In particular, our audit committee will monitor our major financial, accounting, legal, compliance, investment, tax, cybersecurity, and data privacy risks, and the steps our management has taken to identify and control these exposures, including by reviewing and setting guidelines, internal controls, and policies that govern the process by which risk assessment and management is undertaken. In addition, our compensation and management development committee will oversee the management of risks relating to our employment policies and executive compensation plans and arrangements, and our nominating and corporate governance committee will oversee the management of our corporate governance practices.
While our board of directors oversees our risk management, management is responsible for day-to-day risk management processes. Our board of directors expects management to consider risk and risk management in each business decision, to proactively develop and monitor risk management strategies and processes for day-to-day activities, and to effectively implement risk management strategies adopted by our board of directors, as a whole and at the committee level. We believe this division of responsibilities is the most effective approach for addressing the risks we face.
Board Committees
Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee, each of which operates pursuant to a committee charter. The composition and responsibilities of each of the committees of our board of directors are described below. Members serve on these committees until their resignation or until otherwise determined by our board of directors. Our board of directors may establish other committees as it deems necessary or appropriate from time to time.
Audit Committee
Upon the completion of this offering, our audit committee will consist of Francis A. Finelli, Jonathan Shames and James “Sandy” Winnefeld, with Jonathan Shames serving as chair of the audit committee. Our board of directors has determined that each of these individuals meets the independence requirements of Rule 10A-3 under the Exchange Act and the Listing Rules. Each member of our audit committee can read and understand fundamental financial statements in accordance with audit committee requirements. Our board of directors has also determined that Jonathan Shames qualifies as an audit committee financial expert within the meaning of SEC regulations and meets the financial sophistication requirements of the Listing Rules. In arriving at these determinations, the board has examined each audit committee member’s scope of experience and the nature of their prior and/or current employment.
The primary responsibilities of this committee include:
•helping our board of directors oversee our corporate accounting and financial reporting processes;
•managing the selection, engagement, qualifications, independence and performance of a qualified firm to serve as the independent registered public accounting firm to audit our financial statements;
•discussing the scope and results of the audit with the independent registered public accounting firm, and reviewing, with management and the independent accountants, our interim and year-end operating results;
•developing procedures for employees to submit concerns anonymously about questionable accounting or audit matters;
•reviewing related person transactions;

•coordinating the oversight and reviewing the adequacy of our internal control over financial reporting;
•obtaining and reviewing a report by the independent registered public accounting firm at least annually that describes our internal quality control procedures, any material issues with such procedures and any steps taken to deal with such issues when required by applicable law; and
•approving or, as permitted, pre-approving, audit and permissible non-audit services to be performed by the independent registered public accounting firm.
We believe that the composition and functioning of our audit committee will comply with all applicable SEC and the New York Stock Exchange rules and regulations. We intend to comply with future requirements to the extent they become applicable to us.
Compensation Committee
Upon the completion of this offering, our compensation committee will consist of David G. DeWalt, Arthur Money and Mark Spoto, with David G. DeWalt serving as chair of the compensation committee. Each of these individuals is a non-employee director, as defined in Rule 16b-3 promulgated under the Exchange Act and is an “outside director,” as defined pursuant to Section 162(m) of the Code. Our board of directors has determined that each of these individuals is “independent” as defined under the Listing Rules, including the standards specific to members of a compensation committee.
The primary responsibilities of this committee include:
•reviewing and approving, or recommending that our board of directors approve, the compensation of our executive officers;
•reviewing and recommending to our board of directors the compensation of our non-employee directors;
•reviewing and recommending to our board of directors the terms of any compensatory agreements with our executive officers;
•administering our stock and equity incentive plans;
•reviewing and approving, or making recommendations to our board of directors with respect to, incentive compensation and equity plans; and
•establishing our overall compensation philosophy.
We believe that the composition and functioning of our compensation committee will comply with all applicable SEC and the New York Stock Exchange rules and regulations. We intend to comply with future requirements to the extent they become applicable to us.
Nominating and Corporate Governance Committee
Upon the completion of this offering, our nominating and corporate governance committee will consist of Jonathan Shames, Mark Spoto and Sandy Winnefeld, with James “Sandy” Winnefeld serving as chair of the nominating and corporate governance committee. Our board of directors has determined that each of these individuals is “independent” as defined under the Listing Rules and SEC rules and regulations. The primary responsibilities of this committee include:
•identifying and recommending candidates for membership on our board of directors;
•recommending directors to serve on board committees;

•reviewing and recommending to our board of directors any changes to our corporate governance guidelines;
•reviewing proposed waivers of the code of conduct for directors and executive officers;
•overseeing any program relating to corporate responsibility and sustainability matters;
•overseeing the process of evaluating the performance of our board of directors; and
•advising our board of directors on governance matters.
We believe that the composition and functioning of our nominating and corporate governance committee will comply with all applicable SEC and New York Stock Exchange rules and regulations. We intend to comply with future requirements to the extent they become applicable to us.
Government and Security Committee
Upon the completion of this offering, our government and security committee will consist of Arthur Money, Sandy Winnefeld and Francis A. Finelli, with Arthur Money serving as chair of the government and security committee. Our board of directors has determined that each of these individuals is “independent” as defined under the Listing Rules and SEC rules and regulations. The primary responsibilities of this committee include:
•reviewing the strategic, operational and financial aspects of any classified or export-controlled business with the Company’s management;
•reviewing the policies and practices with respect to risk assessment and risk management and the internal control environment in the area of classified or export-controlled business activities;
•reviewing issues, procedures and programs relating to the security of the Company’s facilities, employees, systems and networks for the purposes of insider threat detection, physical security, and protection of classified or controlled cyber data and sensitive controlled (e.g., proprietary) information maintained by the Company;
•reviewing issues and procedures relating to the security of suppliers and the global supply chain within the Company’s classified or export-controlled business; and
•reviewing and assessing the results of significant internal and external reviews, audits and inspections related to the security of personnel, data, and facilities.
We believe that the composition and functioning of our government and security committee will comply with all applicable SEC and New York Stock Exchange rules and regulations. We intend to comply with future requirements to the extent they become applicable to us.
Compensation Committee Interlocks and Insider Participation
None of the members of our compensation committee are currently or has been at any time one of our officers or employees. None of our executive officers currently serves, or has served during the last year, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.
Code of Business Conduct and Ethics
Effective upon the pricing of this offering, we will adopt a code of business conduct and ethics that applies to all of our employees, officers, and directors. Following the pricing of this offering, the full text of our code of business conduct and ethics will be posted on the investor relations page on our website at www.he360.com. We intend to disclose any amendments to our code of business conduct and ethics, or waivers of its requirements, on our website or in filings under the Exchange Act. Information contained on, or that can be accessed through, our website is not incorporated by reference into this prospectus, and you should not consider information on our website to be part of this prospectus.
Non-Employee Director Compensation
Historically, we have not had a formal compensation policy with respect to service on our board of directors. Other than as set forth in the table and described more fully below, we did not pay any compensation, make any equity awards, or non-equity awards to, or pay any other compensation to any of the non-employee directors during the year ended December 31, 2025. We intend to adopt a non-employee director compensation policy, pursuant to which our non-employee directors will be eligible to receive compensation for service on our board of directors and committees of our board of directors, to be effective following the completion of this offering. We have reimbursed and will continue to reimburse all of our non-employee directors for their reasonable out-of-pocket expenses incurred in attending board of directors and committee meetings.
John Serafini, our President and Chief Executive Officer, is also a member of our board of directors, but did not receive any additional compensation for his service as a director during this period.
2025 Director Compensation

Name	Fees earned or paid in cash ($)(1)	Option awards ($)(1)(2)	Total ($)
Mark Spoto	—	—	—
David G. DeWalt	—	—	—
Arthur Money	50,000	16,125	66,125
James “Sandy” Winnefeld	50,000	—	50,000
Dave Wajsgras(4)	—	788,245	788,245
______________
(1)Amounts represent fees earned for attending meetings of the board of directors in 2025.
(2)Amounts reported represent the aggregate grant date fair value underlying options granted to the non-employee director during 2024 under the 2015 Plan. Amounts reported in this column have been computed in accordance with FASB ASC, Topic 718. The assumptions we use in calculating these amounts are included in Note 2 to our audited consolidated financial statements appearing at the end of this prospectus. This amount does not reflect dollar amounts actually received by the non-employee director or the economic value that may be received by the non-employee director.
(3)The following table sets forth the number of shares of common stock underlying outstanding stock option grants held by our non-employee directors as of December 31, 2025:

Name	Option awards (#)
Mark Spoto	—
David G. DeWalt	—
Arthur Money	244,636
James “Sandy” Winnefeld	221,445
Dave Wajsgras	238,862
(4)Mr. Wajsgras resigned from our board of directors effective as of January 1, 2026.
In April 2017, our board of directors granted an option to purchase of 117,136 shares of our common stock to Hon. Money, which was fully vested as of December 31, 2025.
In September 2019, our board of directors granted an option to 40,000 shares of our common stock to Hon. Money, which was fully vested as of December 31, 2025.
In May 2021, our board of directors granted an option to purchase 4,000 shares of our common stock to Hon. Money, which was fully vested as of December 31, 2025.

In January 2023, our board of directors granted an option to purchase 1,000 shares of our common stock to Hon. Money, which was fully vested as of December 31, 2025.
In October 2023, our board of directors granted an option to purchase 75,000 shares of our common stock to Hon. Money, which was fully vested as of December 31, 2025.
In January 2023, our board of directors granted an option to purchase 5,000 shares of our common stock to Admiral Winnefeld. This stock option vests over a period of four years, with 25% of the shares underlying the stock option vested on January 1, 2024, and the remaining shares subject to the stock option vesting in equal monthly installments for the 36 months thereafter, subject to continued service through each applicable vesting date.
In February 2024, our board of directors granted an option to purchase 216,445 shares of our common stock to Admiral Winnefeld in connection with his appointment to our board of directors. This stock option vests over a period of four years, with 25% of the shares underlying the stock option vested February 16, 2025, and the remaining shares subject to the stock option vesting in equal monthly installments for the 36 months thereafter, subject to continued service through each applicable vesting date.
In January 2025, our board of directors granted an option to purchase 7,500 shares of our common stock to Hon. Money. This stock option vests in equal monthly installments over a period of four years, subject to continued service through each applicable vesting date.
In September 2025, our board of directors granted an option to purchase 238,862 shares of our common stock to Mr. Wajsgras in connection with his appointment to our board of directors. This stock option vests over a period of four years, with 25% of the shares underlying the stock option to vest on July 16, 2026, and the remaining shares subject to the stock option vesting in equal monthly installments for the 36 months thereafter, subject to continued service through each applicable vesting date.
Each of the unvested options described above are subject to single trigger acceleration in the event of a change in control of the Company.
Non-Employee Director Compensation Policy
Our board of directors adopted a non-employee director compensation policy in April 2026 that will become effective upon the pricing of this offering and is applicable to all of our non-employee directors. This compensation policy provides that each such non-employee director will receive the compensation described below for service on our board of directors:
Cash compensation. Under this policy, we will pay each of our non-employee directors cash retainers for service on our board of directors and committees of our board of directors as follows:

Annual Cash Retainer ($)
Annual retainer	50,000
Additional retainer for chairperson	50,000
Additional retainer for audit committee chair	20,000
Additional retainer for audit committee non-chair member	10,000
Additional retainer for compensation committee chair	15,000
Additional retainer for compensation committee non-chair member	7,500
Additional retainer for nominating and corporate governance committee chair	10,000
Additional retainer for nominating and corporate governance committee non-chair member	5,000
Additional retainer for government and security committee chair	10,000
Additional retainer for government and security committee non-chair member	5,000

We will also reimburse each non-employee director for any ordinary and reasonable out-of-pocket expenses actually incurred by such director in connection with in-person attendance at and participation in meetings of our board of directors and committees of our board of directors.
Equity compensation. In addition to cash compensation, each non-employee director will be eligible to receive RSUs under our 2026 Plan. Vesting schedules for equity awards will be subject to the non-employee director’s continuous service on each applicable vesting date, provided that each award will vest in full upon a change in control of the company, as defined in the 2026 Plan.
Initial award. Each new non-employee director elected or appointed to our board of directors after the effective date of the policy will automatically be granted RSUs with an aggregate grant date fair value of $400,000. The RSUs subject to the initial grant will vest in substantially equal annual installments over a three-year period such that the initial grant is fully vested on the third anniversary of the grant date.
Annual awards. On the date of each annual meeting of stockholders of our company after the effective date of the policy, commencing with the 2027 annual meeting of stockholders, each non-employee director that continues to serve on our board of directors will automatically be granted RSUs with an aggregate grant date fair value of $200,000. The RSUs subject to the annual grant shall vest in full on the earlier of the first anniversary of the grant date or our next annual stockholder meeting, provided that such RSUs subject to the annual grant will in any case become fully vested on the date of our next annual stockholder meeting.
Non-employee director compensation limit. The cash and equity compensation that each non-employee director is eligible to receive under the policy will be subject to the director compensation limits set forth in the 2026 Plan.

EXECUTIVE COMPENSATION
Our named executive officers for the year ended December 31, 2025, consisting of our principal executive officer and the next two most highly compensated executive officers who were serving in such capacity as of December 31, 2025, were:
•John Serafini, our President and Chief Executive Officer and a member of our board of directors;
•Todd Probert, our President, U.S. Government Business; and
•Craig Searle, our Chief Financial Officer.
Summary Compensation Table
The following table sets forth information regarding all of the compensation awarded to or earned by or paid to our named executive officers during the fiscal years indicated below.

Name and Principal Position	Year	Salary ($)	Stock Awards ($)(1)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)(2)	All Other Compensation ($)(3)	Total ($)
John Serafini President, Chief Executive Officer and Director	2025	485,100	—	131,087	465,260	1,170	1,082,617
	2024	484,212	—	68,820	203,280	7,380	763,692
Todd Probert(4)(5) President, U.S. Government Business	2025	348,173	—	1,860,000	1,058,915	975	3,268,063
Craig Searle(4)(6) Chief Financial Officer	2025	316,412	356,929	837,390	203,439	8,104	1,722,274
______________
(1)Amounts reported represent the aggregate grant date fair value underlying RSU awards and option awards granted to each named executive officer during the indicated year under our 2015 Plan. Amounts reported in this column have been computed in accordance with FASB ASC, Topic 718. The amount reported for Mr. Serafini in 2025 represents the grant date fair value of his option award computed based on the probable outcome with respect to performance, which assumes the highest level of performance. The assumptions we use in calculating these amounts are included in Note 2 to our audited consolidated financial statements appearing at the end of this prospectus. These amounts does not reflect dollar amounts actually received by the named executive officer or the economic value that may be received by the named executive officer.
(2)The amount paid to each of Mr. Serafini and Searle is equal to a percentage of the executive’s target annual bonus pursuant to the applicable employment agreement and determined based on the achievement of pre-determined corporate and personal objectives. For Mr. Probert, amounts paid include (i) $287,623, which is equal to a percentage of the executive’s target annual bonus and determined based on the achievement of pre-determined corporate and personal objectives and (ii) $771,292 of commissions earned under an individualized sales commission plan. For more information, see the description of the annual bonus in “—Narrative to the Summary Compensation Table—Annual Bonus”.
(3)Amounts reported include $7,000 in company matching contributions under our 401(k) plan for Mr. Searle for the year ended December 31, 2025 and $6,210 in company matching contributions under our 401(k) plan for Mr. Serafini for the year ended December 31, 2024, as well as life insurance premium payments made by us on behalf of each named executive officer.
(4)Mr. Probert and Mr. Searle were not named executive officers for 2024, and accordingly, compensation for these individuals for 2024 is not included in the summary compensation table.
(5)Mr. Probert was hired as our President, U.S. Government Business in February 2025. The salary and non-equity incentive plan compensation amounts reported reflect the pro rata amounts earned by Mr. Probert for his service during 2025.
(6)Mr. Searle was promoted to Chief Financial Officer in September 2025, at which time his base salary was increased to $337,000.

Narrative to the Summary Compensation Table
Annual Base Salary
Our named executive officers receive a base salary to compensate them for services rendered to us. The base salary payable to each named executive officer is intended to provide a fixed component of compensation reflecting the executive’s skill set, experience, role and responsibilities. The base salary of our named executive officers is generally determined and approved by our board of directors in connection with the commencement of employment of the named executive officer and may be adjusted from time to time thereafter as the board of directors determines appropriate. The 2025 base salaries for our named executive officers at fiscal year end were as follows: (1) $485,100 for Mr. Serafini, (2) $348,173 for Mr. Probert, and (3) $316,412 for Mr. Searle. In connection with this offering, and as described below, we expect to enter into confirmatory offer letters with each named executive officer, which will provide for the following updated base salaries: (1) $750,000 for Mr. Serafini, (2) $650,000 for Mr. Probert, and (3) $400,000 for Mr. Searle.
Annual Bonus
In addition to base salaries, each of our named executive officers is eligible to receive an annual bonus of up to a percentage of the executive’s gross base salary based on pre-determined individual performance and company performance objectives, as determined by our board of directors. For the year ended December 31, 2025, cash bonus targets were 60% for Mr. Serafini, 50% for Mr. Probert and 40% for Mr. Searle. In connection with this offering, we expect to enter into confirmatory offer letters with each named executive officer, which will provide for the following updated cash bonus targets: 100% for Mr. Serafini, 50% for Mr. Probert, and 50% for Mr. Searle.
The corporate goals the board of directors established for 2025 related to company performance. In January 2026, our board of directors determined that the 2025 corporate goals were achieved at 185.5%. Our board of directors also assessed the performance of each executive and applied an individual performance multiplier to the corporate goal achievement. For the year ended December 31, 2025, the individual performance multiplier was 100% for each of Mr. Serafini, Mr. Probert and Mr. Searle.
In addition, in 2025, Mr. Probert participated in an individualized sales commission plan and earned quarterly commissions based on revenue from the U.S. Government business unit equal to an aggregate of $771,292. Mr. Probert was eligible to receive commissions with respect to U.S. Government business unit revenue in excess of a target amount of revenue at a base commission rate. The amount of commissions that Mr. Probert could receive was subject to a specified percentage of the target amount being achieved and was not capped.
Equity-Based Incentive Awards
Our equity-based incentive awards are designed to align our named executive officers’ interests with those of our stockholders and to retain and incentivize our named executive officers over the long-term. Our board of directors is responsible for approving equity grants. Vesting of equity awards is generally tied to continuous service with us and serves as an additional retention measure. Our named executive officers generally are awarded an initial new hire grant upon commencement of employment. Additional grants may occur periodically in order to specifically incentivize our named executive officers with respect to achieving certain corporate goals or to reward our named executive officers for exceptional performance.
Prior to this offering, we granted all equity awards pursuant to the 2015 Plan. Following this offering, we will grant equity incentive awards under the terms of the 2026 Plan. The terms of our equity plans are described under “—Equity Benefit Plans.” All options are granted with a per share exercise price equal to no less than the fair market value of a share of our common stock on the date of the grant of such award. Generally, our option awards and RSUs vest over a four-year period subject to the holder’s continuous service to us. The terms of these awards are described under “—Outstanding Equity Awards as of December 31, 2025” below.
Outstanding Equity Awards as of December 31, 2025
The following table sets forth certain information regarding equity awards granted to our named executive officers that remain outstanding as of December 31, 2025.

			Option Awards(1)					Stock Awards(1)
Name	Vesting Commencement Date	Grant Date	Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable	Equity incentive plan awards: Number of securities underlying unexercised unearned options (#)	Option exercise price ($)	Option expiration date	Number of shares or units of stock that have not vested (#)	Market value of shares of units of stock that have not vested ($)(2)
John Serafini	12/1/2016	2/9/2017	1,171,357	—	—	$0.23	2/8/2027
	12/1/2016	2/9/2017	233,272	—	—	$0.23	2/8/2027
	3/15/2018	3/15/2018	12,668	—	—	$0.45	3/14/2028
	12/3/2018	11/27/2018	135,663	—	—	$0.77	11/26/2028
	2/19/2019	2/19/2019	10,958	—	—	$0.77	2/18/2029
	9/19/2019	9/19/2019	659,000	—	—	$2.29	9/18/2029
	1/1/2021	1/26/2021	5,682	—	—	$2.64	1/26/2031
	4/9/2021	6/9/2021	284,802	—	—	$2.78	6/8/2031
	4/9/2021	6/9/2021	259,882	—	24,920	$2.78	6/8/2031
	1/1/2022(3)	4/20/2022	291,595	6,205	—	$4.25	4/19/2032
	1/1/2022 (4)	4/20/2022	197,292	74,450	26,058	$4.25	4/19/2032
	10/6/2023(3)	10/23/2023	150,832	127,628	—	$2.31	10/22/2033
	10/6/2023(5)	10/23/2023	69,615	208,845	—	$2.31	10/22/2033
	2/1/2025(6)	4/23/2025	—	72,826	—	$3.02	4/22/2035
Todd Probert	2/26/2025(7)	4/23/2025	—	1,000,000	—	$3.02	4/22/2035
Craig Searle	10/16/2023(7)	10/17/2023	9,500	27,500	—	$2.31	10/16/2033
	1/6/2025(8)	4/23/2025	13,750	46,250	—	$3.02	04/22/2035
	9/15/2025(8)	9/25/2025	13,768	206,532	—	$4.65	09/24/2035
		9/25/2025						76,759(9)	876,588
______________
(1)All of the equity awards listed in the table above were granted under the 2015 Plan.
(2)Market value based on $11.42 per share, the fair market value of our common stock as of December 31, 2025, as determined by our board of directors.
(3)This stock option vests monthly in equal installments over 48 months beginning on the one-month anniversary of the vesting commencement date, subject to continued service through each applicable vesting date. The options are subject to the following vesting acceleration provisions: (i) upon a Change in Control (as defined in the 2015 Plan), the vesting of 25% of any then-unvested options will accelerate and vest in full and be exercisable; and (ii) if a Change in Control occurs and within three months before, or within 12 months after, Mr. Serafini’s service terminates due to an involuntary termination (not including death or Total and Permanent Disability) without Cause (each, as defined in the 2015 Plan), then, as of the date of termination of service, 100% of the options that have not yet become exercisable will become exercisable (collectively, “25% Single Trigger and Double Trigger Acceleration”).
(4)This stock option vests as follows, subject to continued service through each applicable vesting date: 20% of the shares underlying the stock option vested on February 1, 2023 upon the certification by the board of directors of the level of attainment of certain 2022 management and business objectives; 21.25% of the shares underlying the stock option vested on February 1, 2024 upon the certification by the board of directors of the level of attainment of certain 2023 management and business objectives; 25% of the shares underlying the stock option vested on February 1, 2025 upon the certification by the board of directors of the level of attainment of certain 2024 management and business objectives; and up to 25% of the shares underlying the stock option vest on February 1, 2026 upon the certification of the board of directors of the level of attainment of certain 2025 management and business objectives. Based on the board of directors’ assessment of performance against the specified objectives for each year, 80% of the applicable option tranche could be earned at the threshold level of performance, up to 100% of the applicable option tranche at the maximum level of performance, with the amount earned for performance between threshold and maximum determined based on linear interpolation. An option tranche would be forfeited if the board of directors determines that performance for the applicable year was below the threshold level. The options are subject to 25% Single Trigger and Double Trigger Acceleration.
(5)This stock option vests as follows, subject to continued service through each applicable vesting date: 25% of the shares underlying the stock option vested on February 1, 2025 upon the certification by the board of directors of the level of attainment of certain 2024 management and business objectives; up to 25% of the shares underlying the stock option vest on February 1, 2026 upon the certification by the board of directors of the level of attainment of certain 2025 management and business objectives; up to 25% of the shares underlying the stock option vest on February 1, 2027 upon the certification by the board of directors of the level of attainment of certain 2026 management and business objectives; and up to 25% of the shares underlying the stock option vest on February 1, 2028 upon the certification by the board of directors of the level of attainment of certain 2027 management and business objectives. Based on the board of directors’ assessment of performance against the specified objectives for each year, 80% of the applicable option tranche could be earned at the threshold level of performance, up to 100% of the applicable option tranche at the maximum level of performance, with the amount earned for performance between threshold and maximum determined based on linear interpolation. An option tranche would be forfeited if the board of directors determines that performance for the applicable year was below the threshold level. The options are subject to 25% Single Trigger and Double Trigger Acceleration.
(6)This stock option vests as follows, subject to continued service through each applicable vesting date: 100% of the shares underlying the stock option shall vest on February 1, 2026 upon the achievement of a specified amount of GAAP revenue for the year ended December 31, 2025. If such threshold is not achieved, 0% will vest and the stock option will be forfeited. The options are subject to 25% Single Trigger and Double Trigger Acceleration.
(7)This stock option vests over a period of four years, with 25% of the shares underlying the stock option vested on the one-year anniversary of the vesting commencement date, and the remaining shares subject to the stock option vesting in equal monthly installments for the 36 months thereafter, subject to continued service through each applicable vesting date. The options are subject to the following vesting acceleration provision: if a Change in Control occurs and within three months before, or within 12 months after the executive’s service terminates due to an involuntary termination (not including death or Total and Permanent Disability) without Cause, then, as of the date of termination of service, 100% of the options that have not yet become exercisable will become exercisable (“Double Trigger Acceleration”).
(8)This stock option vests monthly in equal installments over 48 months beginning on the vesting commencement date, subject to continued service through each applicable vesting date. The options are subject to Double Trigger Acceleration.
(9)The RSUs vest upon the satisfaction of both a service-based vesting condition and a liquidity event vesting condition. The service-based vesting condition will be satisfied as to 25% of the RSUs on an annual basis beginning on the 12-month anniversary of the vesting commencement date, subject to continued service through each vesting date.
Employment Arrangements
We are currently party to employment offer letters with each of our named executive officers. In connection with this offering, we expect to enter into confirmatory offer letters with each of these named executive officers, which provide for at-will employment without any specific term and set forth the named executive officer’s base salary, bonus eligibility, eligibility for employee benefits, and eligibility for severance benefits under the Company’s Severance Plan. Each of our named executive officers has executed our standard confidential information, inventions and non-solicitation agreement and will execute our updated form of agreement in connection with this offering. The key terms of the confirmatory employment offer letters with our named executive officers are described below.
John Serafini
On November 21, 2016, we entered into an offer letter with John Serafini to serve as our President and Chief Executive Officer (the “Serafini Agreement”). The Serafini Agreement also provides that Mr. Serafini will serve as a member of our board of directors. The Serafini Agreement provides that Mr. Serafini is eligible to receive an annual base salary (currently $485,100) and is eligible to receive an annual bonus of up to 60% of his base salary.

In connection with this offering, we expect to enter into a confirmatory offer letter with John Serafini, our President and Chief Executive Officer. The confirmatory offer letter provides for an annual base salary of $750,000 and an annual discretionary bonus at a target amount of 100% of Mr. Serafini’s base salary. The confirmatory offer letter also provides that Mr. Serafini is eligible for severance benefits under the terms of our Severance Plan, the terms of which are described below. The confirmatory offer letter supersedes all existing arrangements and understandings Mr. Serafini may have concerning his employment relationship with us, including (without limitation) Mr. Serafini’s offer letter with the Company dated November 21, 2016.
Mr. Serafini’s 2025 annual base salary at fiscal year end was $485,100, and his target bonus was 60% of his base salary.
On April 1, 2026, our board of directors approved a transaction bonus of $300,000 for Mr. Serafini, to be paid in connection with and at the time of the completion of this offering.
Todd Probert
In connection with this offering, we expect to enter into a confirmatory offer letter with Todd Probert, our Chief Operating Officer. The confirmatory offer letter provides for an annual base salary of $650,000 and an annual discretionary bonus at a target amount of 50% of his base salary. The confirmatory offer letter also provides that Mr. Probert will remain eligible to receive commissions with respect to revenue in excess of target amounts of revenue at a base commission rate as set forth in the applicable commission plan. He will also be eligible for severance benefits under the terms of our Severance Plan, the terms of which are described below. The confirmatory offer letter supersedes all existing arrangements and understandings Mr. Probert may have concerning his employment relationship with us, including (without limitation) Mr. Probert’s offer letter with the Company dated February 3, 2025.
Mr. Probert’s 2025 annual base salary at fiscal year end was $348,173 and his target bonus was 50% of his base salary.
Craig Searle
In connection with this offering, we expect to enter into a confirmatory offer letter with Craig Searle, our Chief Financial Officer. The confirmatory offer letter provides for an annual base salary of $400,000 and an annual discretionary bonus at a target amount of 50% of his base salary. The confirmatory offer letter also provides that Mr. Searle is eligible for severance benefits under the terms of our Severance Plan, the terms of which are described below. The confirmatory offer letter supersedes all existing arrangements and understandings Mr. Searle may have concerning his employment relationship with us, including (without limitation) Mr. Searle’s offer letter with the Company dated October 2, 2023 and amended on September 15, 2025.
Mr. Searle’s 2025 annual base salary at fiscal year end was $316,412 and his target bonus was 40% of his base salary.
On April 1, 2026, our board of directors approved a transaction bonus of $175,000 for Mr. Searle (which amount includes the additional 10% bonus eligibility upon the initial public offering from Mr. Searle’s offer letter), to be paid in connection with and at the time of the completion of this offering.
Potential Payments Upon Termination or Change in Control
Certain of the options granted to our named executive officers are subject to acceleration in the event of a Change in Control, as described above in the table entitled “—Outstanding Equity Awards as of December 31, 2025.”

Severance Plan and Participation Agreements
On April 1, 2026, our board of directors approved and adopted our Severance Plan (the “Severance Plan”), which will become effective upon completion of this offering and provides severance benefits to certain of our executives (the “Covered Executives”) in the event of termination of a Covered Executive’s employment with us other than for Cause (as defined in the Severance Plan), or as a result of such Covered Executive’s resignation for Good Reason (as defined in the Severance Plan) (any such termination, a “Covered Termination”).
All of our named executive officers are expected to be participants in the Severance Plan and will enter into Participation Agreements in connection with this offering. The terms of the Severance Plan described below will generally supersede any severance and change in control benefits set forth in any pre-existing employment agreement that each named executive officer has with us.
Under the terms of the Severance Plan, in the event of a Covered Termination outside of the Change in Control Period (as defined below), a Covered Executive will be eligible to receive as severance: (a) base salary continuation for the applicable number of months set forth in the Covered Executive’s Participation Agreement (12 months for Mr. Serafini and nine months for Messrs. Probert and Searle), paid in equal installments on our regular payroll schedule (the “Severance Period”); (b) a prorated target annual bonus determined by reference to the number of days elapsed in the year of the Covered Executive’s Covered Termination and assuming performance goals for such bonus were achieved at 100% of target; and (c) company-paid COBRA premiums for the Covered Executive’s continued coverage under our benefit plans, subject to timely COBRA election, for the Severance Period (or until the Covered Executive secures employment with similar benefits).
In the event such Covered Termination occurs within three months prior to and 12 months following a Change in Control (as defined in our 2026 Plan) (the “Change in Control Period”), the Covered Executive will be eligible for the following Change in Control severance benefits: (a) base salary continuation for the applicable number of months set forth in the Covered Executive’s Participation Agreement (18 months for Mr. Serafini and 12 months for Messrs. Probert and Searle), paid in in a lump sum (the “CIC Severance Period”); (b) an amount equal to the target annual bonus for the year of such Covered Termination multiplied by the applicable bonus multiple set forth in the Covered Executive’s Participation Agreement (1.5 times for Mr. Serafini and one times for Messrs. Probert and Searle); (c) a prorated target annual bonus determined by reference to the number of days elapsed in the year of the Covered Executive’s Covered Termination and assuming performance goals for such bonus were achieved at 100% of target; (d) each of the Covered Executive’s then-outstanding equity awards, other than performance awards, subject to time-based vesting shall accelerate and become vested and exercisable as to the percentage of the unvested shares subject to the equity award set forth in the Covered Executive’s Participation Agreement (100% for each of Messrs. Serafini, Probert, and Searle); and (e) Company-paid COBRA premiums for the Covered Executive’s continued coverage under the Company benefit plans, subject to timely COBRA election, for the CIC Severance Period (or until the Covered Executive secures employment with similar benefits).
As a condition to any Covered Executive receiving any severance benefits under the Severance Plan, such Covered Executive must sign, and allow to become effective, a separation agreement containing among other provisions, a release of all claims in favor of us and our subsidiaries and affiliates (the “Release”) and the Covered Executive’s continued compliance with any proprietary information and inventions agreement, and any restrictive covenant agreement between the Covered Executive and us.
Other Compensation and Benefits
Each of our named executive officers is eligible to participate in our employee benefit plans, including our medical, dental, vision, life, and long term disability plans, in each case on the same basis as all of our other employees. We pay the premiums for the medical, dental, vision, and life insurance for all of our employees, including our named executive officers. We do not provide perquisites or personal benefits to our named executive officers, except in limited circumstances, including a Benefits Bank payment of $1,500, which can be used for the reimbursement of certain qualified expenses. In addition, we provide the opportunity to participate in a 401(k) plan to our employees, including each of our named executive officers, as discussed under “—401(k) Plan.”
401(k) Plan
Our named executive officers are eligible to participate in a defined contribution retirement plan that provides eligible U.S. employees with an opportunity to save for retirement on a tax-advantaged basis. Eligible employees may defer eligible compensation on a pre-tax or after-tax (“Roth”) basis, up to the statutorily prescribed annual limits on contributions under the Code. Individual contributions are allocated to each participant’s individual account and are then invested in selected investment alternatives according to the participants’ directions. The 401(k) plan is intended to be qualified under Section 401(a) of the Code with the 401(k) plan’s related trust intended to be tax exempt under Section 501(a) of the Code. As a tax-qualified retirement plan, contributions to the 401(k) plan (except for Roth contributions) and earnings on those contributions are not taxable to the employees until distributed from the 401(k) plan. We may elect, at our discretion, to make matching employee contributions.
Compensation Recovery Policy
Before the completion of this offering, we intend to adopt a Compensation Recovery Policy (the “Compensation Recovery Policy”). The Compensation Recovery Policy will be in accordance with the final rules regarding recovery of erroneously awarded executive officer compensation in connection with an accounting restatement, as adopted by the SEC in October 2022, and consistent with the corresponding listing standards (together, the “Clawback Rules”). Pursuant to the Compensation Recovery Policy, and subject to certain limited exceptions in the Clawback Rules, in the event we are required to restate our financial statements, we will be required to recoup erroneously awarded incentive-based compensation (as described in the Clawback Rules, including both cash and equity compensation) paid to any current or former executive officer (as described in the Clawback Rules) during the three completed fiscal years immediately prior to the date the accounting restatement was required. The amount recoverable will be the amount of any incentive-based compensation received by the executive officer based on the financial statements prior to the restatement that exceeds the amount that such executive officer would have received had the incentive-based compensation been determined based on the financial restatement.
Equity Plans
We believe that our ability to grant equity-based awards is a valuable compensation tool that enables us to attract, retain, and motivate our employees, consultants, and directors by aligning their financial interests with those of our stockholders. The principal features of our equity incentive plans are summarized below. These summaries are qualified in their entirety by reference to the actual text of the plans, which are filed as exhibits to the registration statement of which this prospectus is a part.
2015 Stock Incentive Plan
Our board of directors adopted and our stockholders approved the 2015 Plan in September 2015, and the 2015 Plan has subsequently been amended from time to time. The 2015 Plan permits the grant of stock options (including incentive stock options (“ISOs”) and nonstatutory stock options (“NSOs”), stock appreciation rights, restricted or unrestricted stock awards, phantom stock, RSUs, performance awards, other stock-based awards, or any combination of the foregoing). ISOs may be granted only to our employees and to any of our parent or subsidiary corporation’s employees. All other awards may be granted to employees, directors and consultants of ours and to any of our parent or subsidiary corporation’s employees or consultants. Once our 2026 Plan becomes effective, no further grants will be made under our 2015 Plan. However, the 2015 Plan will continue to govern the terms and conditions of the outstanding awards previously granted thereunder.

Share Reserve. As of December 31, 2025, we had 19,908,600 shares of our common stock reserved for issuance through grants under our 2015 Plan, of which 3,966,977 shares remained available for grant. As of December 31, 2025, options to purchase             shares had been exercised; options to purchase 14,675,271 shares remained outstanding, with a weighted-average exercise price of $2.73 per share; and 182,786 RSUs were issued and outstanding. No new awards will be granted under the 2015 Plan after the offering. Any shares of our common stock remaining available for issuance under the 2015 Plan when the 2026 Plan became effective have become available for issuance under the 2026 Plan as shares of our common stock. In addition, any shares subject to options that expired or terminated prior to exercise or were withheld to satisfy tax withholding obligations related to an option or the exercise price of an option were added to the number of shares then available for issuance under the 2026 Plan.
Administration. Our board of directors or a committee or an officer delegated by our board of directors administers the 2015 Plan. Subject to the terms of the 2015 Plan, the administrator has the power to, among other things, select the eligible persons to whom and the time or times at which awards may be granted, determine the types of awards to be granted, determine the number of shares to be covered by or used for reference purposes for each award, impose such terms, limitations, restrictions and conditions upon any such award as the administrator shall deem appropriate, and modify, amend, extend or renew outstanding awards, or accept the surrender of outstanding awards and substitute new awards.
Stock Options. No stock option shall be an incentive stock option unless so designated by the administrator at the time of grant or in the grant agreement evidencing such stock option. Options intended to qualify as incentive stock options under Section 422 of the Code must have an exercise price at least equal to fair market value as of the date of grant. Nonstatutory stock options may be granted with an exercise price less than fair market value only if they are drafted to comply with Section 409A of the Code.
Restricted Stock Units. The Administrator may from time to time grant awards to eligible participants denominated in stock-equivalent units or RSUs in such amounts and on such terms and conditions as it shall determine. RSUs granted to a participant shall be credited to a bookkeeping reserve account solely for accounting purposes and shall not require a segregation of any of the company’s assets. An Award of RSUs may be settled in Common Stock, in cash, or in a combination of common stock and cash, as determined in the sole discretion of the Administrator. Except as otherwise provided in the applicable grant agreement, the grantee shall not have the rights of a stockholder with respect to any shares of common stock represented by a RSUs solely as a result of the grant of a RSU to the grantee.
Change in Control Transactions. In the event of any transaction resulting in a Change in Control (as defined in the 2015 Plan) of the company, outstanding stock options and other awards that are payable in or convertible into common stock under the 2015 Plan will terminate upon the effective time of such Change in Control unless provision is made in connection with the transaction for the continuation or assumption of such awards by, or for the substitution of equivalent awards, as determined in the sole discretion of the administrator, of, the surviving or successor entity or a parent thereof. In the event of such termination, the administrator may, in its sole discretion, permit the holders of stock options and other awards under the 2015 Plan, immediately before the Change in Control, to exercise or convert all portions of such stock options or other awards under the 2015 Plan that are then exercisable or convertible or which become exercisable or convertible upon or prior to the effective time of the Change in Control. The administrator may determine in its sole discretion that upon a Change in Control, each award outstanding shall be canceled in exchange for a payment with respect to each vested shares subject to such award in cash, stock, or other property with a fair market value equal to the fair market value of the consideration to be paid in the Change in Control recused by the exercise price per share of such award.
Plan Amendment or Termination. The board of directors may terminate, amend or modify the 2015 Plan or any portion thereof at any time. As discussed above, once our 2026 Plan becomes effective, no further grants will be made under our 2015 Plan. Except as otherwise determined by the board of directors, termination of the 2015 Plan shall not affect the administrator’s ability to exercise the powers granted to it hereunder with respect to awards granted under the 2015 Plan prior to the date of such termination.
2026 Equity Incentive Plan
We expect our board of directors and our stockholders to approve the 2026 Plan prior to the completion of this offering. The 2026 Plan is a successor to and continuation of the 2015 Plan. The 2026 Plan will become effective on the date of this prospectus. The 2026 Plan came into existence upon its adoption by our board of directors, but no grants will be made under the 2026 Plan prior to its effectiveness. Once the 2026 Plan is effective, no further grants will be made under the 2015 Plan.
Awards. The 2026 Plan provides for the grant of ISOs within the meaning of Section 422 of the Code to employees, including employees of any parent or subsidiary, and for the grant of NSOs, stock appreciation rights, restricted stock awards, RSUs awards, performance awards and other forms of awards to employees, directors and consultants, including employees and consultants of our affiliates.
Authorized Shares. Initially, the maximum number of shares of our common stock that may be issued under the 2026 Plan after it becomes effective will not exceed                shares of our common stock, which is the sum of (1)                new shares of our common stock, plus (2) an additional number of shares of our common stock consisting of (A) shares that remain available for the issuance of stock awards under the 2015 Plan as of immediately prior to the time the 2026 Plan becomes effective and (B) shares subject to outstanding stock awards granted under the 2015 Plan that, on or after the 2026 Plan becomes effective, expire or otherwise terminate prior to exercise or settlement; are not issued because the stock award is settled in cash; are forfeited or repurchased because of the failure to vest; or are reacquired or withheld to satisfy a tax withholding obligation or the purchase or exercise price, if any, as such shares become available from time to time. In addition, the number of shares of our common stock reserved for issuance under our 2026 Plan will automatically increase on January 1 of each year, starting on January 1, 2027 through and including January 1, 2036, in an amount equal to (1)                % of the total number of shares of our common stock outstanding on                 the last day of the preceding year, or (2) a lesser number of shares of our common stock determined by our board of directors prior to the date of the increase. The maximum number of shares of our common stock that may be issued on the exercise of ISOs under our 2026 Plan is                 shares.
Shares subject to stock awards granted under the 2026 Plan that expire or terminate without being exercised or otherwise issued in full or that are paid out in cash rather than in shares do not reduce the number of shares available for issuance under the 2026 Plan. Shares withheld under a stock award to satisfy the exercise, strike or purchase price of a stock award or to satisfy a tax withholding obligation do not reduce the number of shares available for issuance under the 2026 Plan. If any shares of our common stock issued pursuant to a stock award are forfeited back to or repurchased or reacquired by us (1) because of the failure to vest, (2) to satisfy the exercise, strike or purchase price, or (3) to satisfy a tax withholding obligation in connection with an award, the shares that are forfeited or repurchased or reacquired will revert to and again become available for issuance under the 2026 Plan.
Plan Administration. Our board of directors, or a duly authorized committee of our board of directors, will administer the 2026 Plan and is referred to as the “plan administrator” herein. Under the 2026 Plan, our board of directors has the authority to determine award recipients, grant dates, the numbers and types of stock awards to be granted, the applicable fair market value, and the provisions of each stock award, including the period of exercisability and the vesting schedule applicable to a stock award. The plan administrator may also delegate to one or more persons or bodies the authority to do one or more of the following: (1) designate recipients (other than officers) to receive specified awards provided that no person or body may be delegated authority to grant an award to themselves; (2) determine the number of shares subject to such awards; and (3) determine the terms of such awards.
Under the 2026 Plan, the board of directors also generally has the authority to effect, with the consent of any materially adversely affected participant, (1) the reduction of the exercise, purchase, or strike price of any outstanding option or stock appreciation right; (2) the cancellation of any outstanding option or stock appreciation right and the grant in substitution therefore of other awards, cash, or other consideration; or (3) any other action that is treated as a repricing under GAAP.
Stock Options. ISOs and NSOs are granted under stock option agreements adopted by the plan administrator. The plan administrator determines the exercise price for stock options, within the terms and conditions of the 2026 Plan, provided that the exercise price of a stock option generally cannot be less than 100% of the fair market value of our common stock on the date of grant. Options granted under the 2026 Plan vest at the rate specified in the stock option agreement as determined by the plan administrator.
The plan administrator determines the term of stock options granted under the 2026 Plan, up to a maximum of 10 years. Unless the terms of an optionholder’s stock option agreement provide otherwise, if an optionholder’s service relationship with us or any of our affiliates ceases for any reason other than disability, death, or cause, the optionholder may generally exercise any vested options for a period of three months following the cessation of service. This period may be extended in the event that exercise of the option is prohibited by applicable securities laws. If an optionholder’s service relationship with us or any of our affiliates ceases due to death, or an optionholder dies within a certain period following cessation of service, the optionholder or a beneficiary may generally exercise any vested options for a period of 18 months following the date of death. If an optionholder’s service relationship with us or any of our affiliates ceases due to disability, the optionholder may generally exercise any vested options for a period of 12 months following the cessation of service. In the event of a termination for cause, options generally terminate upon the termination date. In no event may an option be exercised beyond the expiration of its term.
Acceptable consideration for the purchase of our common stock issued upon the exercise of a stock option will be determined by the plan administrator and may include (1) cash, check, bank draft or money order, (2) a broker-assisted cashless exercise, (3) the tender of shares of our common stock previously owned by the optionholder, (4) a net exercise of the option if it is an NSO or (5) other legal consideration approved by the plan administrator.
Unless the plan administrator provides otherwise, options and stock appreciation rights generally are not transferable except by will or the laws of descent and distribution. Subject to approval of the plan administrator or a duly authorized officer, an option may be transferred pursuant to a domestic relations order, official marital settlement agreement or other divorce or separation instrument.
Tax Limitations on ISOs. The aggregate fair market value, determined at the time of grant, of our common stock with respect to ISOs that are exercisable for the first time by an award holder during any calendar year under all of our stock plans may not exceed $100,000. Options or portions thereof that exceed such limit will generally be treated as NSOs. No ISO may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of our total combined voting power or that of any of our parent or subsidiary corporations unless (1) the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant, and (2) the term of the ISO does not exceed five years from the date of grant.
Restricted Stock Unit Awards. RSU awards are granted under RSU award agreements adopted by the plan administrator. RSU awards may be granted in consideration for any form of legal consideration that may be acceptable to our board of directors and permissible under applicable law. An RSU award may be settled by cash, delivery of shares of our common stock, a combination of cash and shares of our common stock as determined by the plan administrator, or in any other form of consideration set forth in the RSU award agreement. Additionally, dividend equivalents may be credited in respect of shares covered by an RSU award. Except as otherwise provided in the applicable award agreement, RSU awards that have not vested will be forfeited once the participant’s continuous service ends for any reason.

Restricted Stock Awards. Restricted stock awards are granted under restricted stock award agreements adopted by the plan administrator. A restricted stock award may be awarded in consideration for cash, check, bank draft or money order, past services to us, or any other form of legal consideration that may be acceptable to our board of directors and permissible under applicable law. The plan administrator determines the terms and conditions of restricted stock awards, including vesting and forfeiture terms. If a participant’s service relationship with us ends for any reason, we may receive any or all of the shares of common stock held by the participant that have not vested as of the date the participant terminates service with us through a forfeiture condition or a repurchase right.
Stock Appreciation Rights. Stock appreciation rights are granted under stock appreciation right agreements adopted by the plan administrator. The plan administrator determines the strike price for a stock appreciation right, which generally cannot be less than 100% of the fair market value of our common stock on the date of grant. A stock appreciation right granted under the 2026 Plan vests at the rate specified in the stock appreciation right agreement as determined by the plan administrator. Stock appreciation rights may be settled in cash or shares of our common stock or in any other form of payment, as determined by our board of directors and specified in the stock appreciation right agreement.
The plan administrator determines the term of stock appreciation rights granted under the 2026 Plan, up to a maximum of 10 years. If a participant’s service relationship with us or any of our affiliates ceases for any reason other than cause, disability, or death, the participant may generally exercise any vested stock appreciation right for a period of three months following the cessation of service. This period may be further extended in the event that exercise of the stock appreciation right following such a termination of service is prohibited by applicable securities laws. If a participant’s service relationship with us, or any of our affiliates, ceases due to disability or death, or a participant dies within a certain period following cessation of service, the participant or a beneficiary may generally exercise any vested stock appreciation right for a period of 12 months in the event of disability and 18 months in the event of death. In the event of a termination for cause, stock appreciation rights generally terminate immediately upon the occurrence of the event giving rise to the termination of the individual for cause. In no event may a stock appreciation right be exercised beyond the expiration of its term.
Performance Awards. The 2026 Plan permits the grant of performance awards that may be settled in stock, cash or other property. Performance awards may be structured so that the stock or cash will be issued or paid only following the achievement of certain pre-established performance goals during a designated performance period. Performance awards that are settled in cash or other property are not required to be valued in whole or in part by reference to, or otherwise based on, our common stock.
The performance goals may be based on any measure of performance selected by our board of directors. The performance goals may be based on company-wide performance or performance of one or more business units, divisions, affiliates, or business segments and may be either absolute or relative to the performance of one or more comparable companies or the performance of one or more relevant indices. Unless specified otherwise by our board of directors when the performance award is granted, our board of directors will appropriately make adjustments in the method of calculating the attainment of performance goals as follows: (1) to exclude restructuring and/or other nonrecurring charges; (2) to exclude exchange rate effects; (3) to exclude the effects of changes to GAAP; (4) to exclude the effects of any statutory adjustments to corporate tax rates; (5) to exclude the effects of items that are “unusual” in nature or occur “infrequently” as determined under GAAP; (6) to exclude the dilutive effects of acquisitions or joint ventures; (7) to assume that any portion of our business which is divested achieved performance objectives at targeted levels during the balance of a performance period following such divestiture; (8) to exclude the effect of any change in the outstanding shares of our common stock by reason of any stock dividend or split, stock repurchase, reorganization, recapitalization, merger, consolidation, spin-off, combination or exchange of shares or other similar corporate change, or any distributions to common stockholders other than regular cash dividends; (9) to exclude the effects of stock based compensation and the award of bonuses under our bonus plans; (10) to exclude costs incurred in connection with potential acquisitions or divestitures that are required to be expensed under GAAP; and

(11) to exclude the goodwill and intangible asset impairment charges that are required to be recorded under GAAP.
Other Stock Awards. The plan administrator may grant other awards based in whole or in part by reference to our common stock. The plan administrator will set the number of shares under the stock award (or cash equivalent) and all other terms and conditions of such awards.
Non-Employee Director Compensation Limit. The aggregate value of all compensation granted or paid to any non-employee director with respect to any calendar year, including awards granted and cash fees paid by us to such non-employee director, will not exceed (1) $                in total value or (2) if such non-employee director is first appointed or elected to our board of directors during such calendar year, $                in total value.
Changes to Capital Structure. In the event there is a specified type of change in our capital structure, such as a stock split, reverse stock split, or recapitalization, appropriate adjustments will be made to (1) the class and maximum number of shares reserved for issuance under the 2026 Plan, (2) the class and maximum number of shares by which the share reserve may increase automatically each year, (3) the class and maximum number of shares that may be issued on the exercise of ISOs, and (4) the class and number of shares and exercise price, strike price, or purchase price, if applicable, of all outstanding stock awards.
Corporate Transactions. The following applies to stock awards under the 2026 Plan in the event of a corporate transaction (as defined in the 2026 Plan), unless otherwise provided in a participant’s stock award agreement or other written agreement with us or one of our affiliates or unless otherwise expressly provided by the plan administrator at the time of grant.
In the event of a corporate transaction, any stock awards outstanding under the 2026 Plan may be assumed, continued or substituted for by any surviving or acquiring corporation (or its parent company) and any reacquisition or repurchase rights held by us with respect to the stock award may be assigned to our successor (or its parent company). If the surviving or acquiring corporation (or its parent company) does not assume, continue or substitute for such stock awards, then (i) with respect to any such stock awards that are held by participants whose continuous service has not terminated prior to the effective time of the corporate transaction, or current participants, the vesting (and exercisability, if applicable) of such stock awards will be accelerated in full (or, in the case of performance awards with multiple vesting levels depending on the level of performance, vesting will accelerate at 100% of the target level) to a date prior to the effective time of the corporate transaction (contingent upon the effectiveness of the corporate transaction) and such stock awards will terminate if not exercised (if applicable) at or prior to the effective time of the corporate transaction, and any reacquisition or repurchase rights held by us with respect to such stock awards will lapse (contingent upon the effectiveness of the corporate transaction) and (ii) any such stock awards that are held by persons other than current participants will terminate if not exercised (if applicable) prior to the effective time of the corporate transaction, except that any reacquisition or repurchase rights held by us with respect to such stock awards will not terminate and may continue to be exercised notwithstanding the corporate transaction.
In the event a stock award will terminate if not exercised prior to the effective time of a corporate transaction, the plan administrator may provide, in its sole discretion, that the holder of such stock award may not exercise such stock award but instead will receive a payment equal in value to the excess (if any) of (i) the per share amount payable to holders of common stock in connection with the corporate transaction, over (ii) any per share exercise price payable by such holder, if applicable. In addition, any escrow, holdback, earn out or similar provisions in the definitive agreement for the corporate transaction may apply to such payment to the same extent and in the same manner as such provisions apply to the holders of our common stock.
Under the 2026 Plan, a corporate transaction is generally defined as the consummation of: (1) a sale of all or substantially all of our assets, (2) the sale or disposition of at least 50% of our outstanding securities, (3) a merger or consolidation where we do not survive the transaction, or (4) a merger or consolidation where we do survive the transaction but the shares of our common stock outstanding immediately before such transaction are converted or exchanged into other property by virtue of the transaction.
Change in Control. Awards granted under the 2026 Plan may be subject to acceleration of vesting and exercisability upon or after a change in control as may be provided in the applicable stock award agreement or in any other written agreement between us or any affiliate and the participant, but in the absence of such provision, no such acceleration will automatically occur.
Under the 2026 Plan, a change in control is generally defined as: (1) the acquisition by any person or company of more than 50% of the combined voting power of our then outstanding stock; (2) a consummated merger, consolidation or similar transaction in which our stockholders immediately before the transaction do not own, directly or indirectly, more than 50% of the combined voting power of the surviving entity (or the parent of the surviving entity) in substantially the same proportions as their ownership immediately prior to such transaction; (3) a consummated sale, lease, exclusive license or other disposition of all or substantially all of our assets other than to an entity more than 50% of the combined voting power of which is owned by our stockholders in substantially the same proportions as their ownership of our outstanding voting securities immediately prior to such transaction; or (4) when a majority of our board of directors becomes comprised of individuals who were not serving on our board of directors on the date the 2026 Plan was adopted by the board of directors, or the incumbent board, or whose nomination, appointment, or election was not approved by a majority of the incumbent board still in office.
Plan Amendment or Termination. Our board of directors has the authority to amend, suspend, or terminate the 2026 Plan at any time, provided that such action does not materially impair the existing rights of any participant without such participant’s written consent. Certain material amendments also require the approval of our stockholders. No ISOs may be granted after the tenth anniversary of the date our board of directors adopts the 2026 Plan. No stock awards may be granted under the 2026 Plan while it is suspended or after it is terminated.
2026 Employee Stock Purchase Plan
We expect our board of directors and our stockholders will approve the ESPP prior to the completion of this offering. The ESPP will become effective on the date of this prospectus. The purpose of the ESPP is to secure the services of new employees, to retain the services of existing employees and to provide incentives for such individuals to exert maximum efforts toward our success and that of our affiliates. The ESPP will be designed to allow eligible U.S. employees to purchase our common stock in a manner that may qualify for favorable tax treatment under Section 423 of the Code.
Share Reserve. Following this offering, the ESPP will authorize the issuance of               shares of our common stock pursuant to purchase rights granted to our employees or to employees of any of our designated affiliates. The number of shares of our common stock reserved for issuance will automatically increase on               of each year, from              through               , by the lesser of (1)                   % of the total number of shares of our common stock outstanding on the last day of the preceding calendar year and (2)                 shares of our common stock; provided, that prior to the date of any such increase, our board of directors may determine that such increase will be less than the amount set forth in clauses (1) and (2).
Administration. Our board of directors intends to delegate concurrent authority to administer the ESPP to our compensation committee. The ESPP is implemented through a series of offerings under which eligible employees are granted rights to purchase shares of our common stock on specified dates during such offerings. Under the ESPP, we may specify offerings with durations of not more than 27 months and may specify shorter purchase periods within each offering. Each offering will have one or more purchase dates on which shares of our common stock will be purchased for employees participating in the offering. An offering under the ESPP may be terminated under certain circumstances.
Payroll Deductions. Generally, all regular employees, including executive officers, employed by us or by any of our designated affiliates, may participate in the ESPP and may contribute, normally through payroll deductions, up to a specified maximum percentage of their earnings (as determined by the board of directors with respect to each offering) for the purchase of our common stock under the ESPP. Unless otherwise determined by our board of directors, common stock will be purchased for the accounts of employees participating in the ESPP at a price per share equal to the lower of (a) 85% of the fair market value of a share of our common stock on the first trading date of an offering or (b) 85% of the fair market value of a share of our common stock on the date of purchase.
Limitations. Employees may have to satisfy one or more of the following service requirements before participating in the ESPP, as determined by our board of directors, including: (1) being customarily employed for more than twenty hours per week; (2) being customarily employed for more than five months per calendar year; or (3) continuous employment with us or one of our affiliates for a period of time (not to exceed two years). No employee may purchase shares under the ESPP at a rate in excess of $25,000 worth of our common stock based on the fair market value per share of our common stock at the beginning of an offering for each year such a purchase right is outstanding. Finally, no employee will be eligible for the grant of any purchase rights under the ESPP if immediately after such rights are granted, such employee has voting power over 5% or more of our outstanding capital stock measured by vote or value pursuant to Section 424(d) of the Code.
Changes to Capital Structure. In the event that there occurs a change in our capital structure through such actions as a stock split, merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, large nonrecurring cash dividend, liquidating dividend, combination of shares, exchange of shares, change in corporate structure or similar transaction, the board of directors will make appropriate adjustments to (1) the number of shares reserved under the ESPP, (2) the maximum number of shares by which the share reserve may increase automatically each year, (3) the number of shares and purchase price of all outstanding purchase rights and (4) the number of shares that are subject to purchase limits under ongoing offerings.
Corporate Transactions. In the event of a corporate transaction (as defined in the ESPP), any then-outstanding rights to purchase our stock under the ESPP may be assumed, continued or substituted for by any surviving or acquiring entity (or its parent company). If the surviving or acquiring entity (or its parent company) elects not to assume, continue or substitute for such purchase rights, then the participants’ accumulated payroll contributions will be used to purchase shares of our common stock within 10 business days prior to such corporate transaction and such purchase rights will terminate immediately after such purchase.
Under the ESPP, a corporate transaction is generally the consummation of: (1) a sale of all or substantially all of our assets; (2) the sale or disposition of more than 50% of our outstanding securities; (3) a merger or consolidation where we do not survive the transaction; and (4) a merger or consolidation where we do survive the transaction but the shares of our common stock outstanding immediately before such transaction are converted or exchanged into other property by virtue of the transaction.
ESPP Amendments, Termination. Our board of directors has the authority to amend or terminate our ESPP, provided that except in certain circumstances such amendment or termination may not materially impair any outstanding purchase rights without the holder’s consent. We will obtain stockholder approval of any amendment to our ESPP, as required by applicable law or listing requirements.
Limitation of Liability and Indemnification
Our amended and restated certificate of incorporation that will become effective immediately prior to the closing of this offering limits the liability of our current and former directors and officers for monetary damages to the fullest extent permitted by Delaware law. Delaware law provides that directors and officers of a corporation will not be personally liable for monetary damages for any breach of fiduciary duties as directors or officers, except liability for:
•any breach of the director’s or officer’s duty of loyalty to the corporation or its stockholders;
•any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;
•as a director, unlawful payments of dividends or unlawful stock repurchases or redemptions;
•as an officer, derivative claims brought on behalf of the corporation by a stockholder; or
•any transaction from which the director or officer derived an improper personal benefit.
This limitation of liability does not apply to liabilities arising under federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or recission.
Our amended and restated certificate of incorporation will authorize us to indemnify our directors, officers, employees, and other agents to the fullest extent permitted by Delaware law. Our amended and restated bylaws will provide that we are required to indemnify our directors and officers to the fullest extent permitted by Delaware law and may indemnify our other employees and agents. Our amended and restated bylaws will also provide that, on satisfaction of certain conditions, we will advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding and permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity regardless of whether we would otherwise be permitted to indemnify him or her under the provisions of Delaware law. We have entered and expect to continue to enter into agreements to indemnify our directors, executive officers, and other employees as determined by the board of directors. With certain exceptions, these agreements provide for indemnification for related expenses including attorneys’ fees, judgments, fines, and settlement amounts incurred by any of these individuals in any action or proceeding.
We believe that these amended and restated certificate of incorporation and amended and restated bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain customary directors’ and officers’ liability insurance.
The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions.
Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the Securities Act), may be permitted for directors, executive officers, or persons controlling us, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
At present, there is no pending litigation or proceeding involving any of our directors, executive officers or employees for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.
Rule 10b5-1 Sales Plans
Our directors and executive officers may adopt written plans, known as Rule 10b5-1 plans, in which they will contract with a broker to buy or sell shares of our common stock on a periodic basis. Under a Rule 10b5-1 plan, a broker executes trades pursuant to parameters established by the director or executive officer when entering into the plan, without further direction from them. The director or executive officer may amend a Rule 10b5-1 plan in some circumstances and may terminate a Rule 10b5-1 plan at any time. Our directors and executive officers also may buy or sell additional shares of common stock outside of a Rule 10b5-1 plan when they are not in possession of material nonpublic information subject to compliance with the terms of our insider trading policy and any applicable 10b5-1 guidelines.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
The following is a description of transactions since January 1, 2023 to which we have been a participant in which the amount involved exceeds the lesser of $120,000 or one percent of the average of our total assets at year end for the last two completed fiscal years, and in which any of our directors, executive officers or holders of more than 5% of our voting securities, or any members of their immediate family, had or will have a direct or indirect material interest, other than compensation arrangements which are described under “Executive Compensation.”
Private Placements of Our Securities
Series D-1 Preferred Stock Financing and Warrants
In July 2023, we entered into a Series D-1 preferred stock purchase agreement (the “Series D-1 Purchase Agreement”) with certain investors, including beneficial owners of greater than 5% of our capital stock, pursuant to which we issued and sold to such investors an aggregate of 4,966,566 shares of our Series D-1 preferred stock, par value $0.0001 per share (the “Series D-1 Preferred Stock”), at a purchase price of $11.1747 per share for aggregate gross proceeds of $55.5 million. In July 2023, we issued and sold an additional 223,719 shares of Series D-1 Preferred Stock pursuant to the Series D-1 Purchase Agreement for gross proceeds of $2.5 million, and in September 2023, we issued and sold an additional 894,876 shares of Series D-1 Preferred Stock pursuant to the Series D-1 Purchase Agreement for gross proceeds of $10.0 million.
In connection with the issuance and sale of our Series D-1 Preferred Stock, we issued to certain investors, including beneficial owners of greater than 5% of our capital stock, warrants including (i) the Series D-1 At-the-Money Warrants, with an exercise price per share equal to $11.1747, (ii) the Series D-1 Merger Warrants, with an exercise price per share equal to $0.01, and (iii) the Series D-1 Penny Warrants, with an exercise price per share equal to $0.01.
The table below sets forth the aggregate number of shares of Series D-1 Preferred Stock and Series D-1 Warrants issued to our related parties:

Name	Series D-1 Preferred Stock (#)	Aggregate Purchase Price ($)	Series D-1 Penny Warrant (#)	Series D-1 At-the- Money Warrant (#)	Series D-1 Merger Warrant (#)
NightDragon Growth I, L.P.(1)	278,635	3,113,663	85,173	13,520	33,799
Entities affiliated with Razor’s Edge Ventures II, LLC(2)	357,950	3,999,984	109,545	17,387	16,300
Entities affiliated with Insight Partners(3)	501,132	5,600,000	153,368	24,344	60,860
______________
(1)Represents shares of Series D-1 Preferred Stock purchased by NightDragon Growth I, L.P. David G. DeWalt, a member of our board of directors, is an executive officer of NightDragon Growth I, L.P. NightDragon Growth I, L.P. beneficially owns more than 5% of our capital stock prior to this offering. See the section titled “Principal Stockholders” for additional information.
(2)Represents shares of Series D-1 Preferred Stock purchased by Razor’s Edge Fund II, LP, Razor’s Edge Fund II-A, LP and REII Sidecar 2, LLC, which are affiliated with Razor’s Edge Ventures II, LLC. Mark Spoto, the Chairman of our board of directors, is a Managing Partner of Razor’s Edge Ventures II, LLC. Entities affiliated with Razor’s Edge Ventures II, LLC beneficially own more than 5% of our capital stock prior to this offering. See the section titled “Principal Stockholders” for additional information.
(3)Represents shares of Series D-1 Preferred Stock purchased by Insight Partners (Cayman) XII, L.P., Insight Partners (Delaware) XII, L.P., Insight Partners (EU) XII, S.C.Sp, Insight Partners XII (Co-Investors) (B), L.P., Insight Partners XII (Co-Investors), L.P. and Insight Partners XII, L.P. (collectively, “Insight Partners”). Insight Partners beneficially owns more than 5% of our capital stock prior to this offering. See the section titled “Principal Stockholders” for additional information.

Series E Preferred Stock Financing
In December 2025, the Company entered into the Series E Purchase Agreement with certain investors, pursuant to which it agreed to issue and sell to such investors an aggregate of 4,242,048 shares of Series E Preferred Stock at the Series E Per Share Price, resulting in aggregate gross proceeds of $80.0 million.
The table below sets forth the aggregate number of shares of Series E Preferred Stock to be issued to our related parties under the Series E Purchase Agreement:

Name	Series E Preferred Stock (#)	Aggregate Purchase Price ($)
NightDragon Growth I, L.P.(1)	1,272,302	$23,999,979.73
______________
(1)Represents shares of Series E Preferred Stock purchased by NightDragon Growth I, L.P. and NightDragon Growth II, L.P. (collectively, “NightDragon”). David G. DeWalt, a member of our board of directors, is an executive officer of entities affiliated with NightDragon. Entities affiliated with NightDragon beneficially own more than 5% of our capital stock prior to this offering. See the section titled “Principal Stockholders” for additional information.
Secondary Transactions
Pursuant to certain agreements with our stockholders, including our right of first refusal and co-sale agreement, dated as of December 18, 2025, our bylaws, as amended to date, and our equity incentive plans and the equity award documentation thereunder, as amended to date, certain shares of our capital stock are subject to transfer restrictions and/or a right of first refusal in our favor. Since January 1, 2026, in transactions involving related parties and in excess of $120,000, we have waived such rights of first refusal or transfer restrictions in connection with the purchase and sale of (i) 823,031 shares of our common stock, (ii) 3,463,301 shares of our Series A-1 Preferred Stock, (iii) 7,117,212 shares of our Series A-2 Preferred Stock, (iv) 1,274,095 shares of our Series A-3 Preferred Stock, (v) 3,307,097 shares of our Series B Preferred Stock, (vi) 1,064,096 shares of our Series C Preferred Stock and (vii) 425,752 shares of our Series D Preferred Stock. While we were not a participant in such transactions, certain of our directors, officers and holders of more than 5% of our capital stock, including John Serafini, Chris Herndon, Janine Sweeney, David G. DeWalt, Arthur Money, James “Sandy” Winnefeld and Insight Partners, purchased shares in such transactions, and certain of our directors, officers and holders of more than 5% of our capital stock, including Craig Searle, Chris Herndon, Alex Fox, and Razor’s Edge Ventures, LLC, sold shares in such transactions.
Investors’ Rights Agreement, Voting Agreement, Right of First Refusal and Co-Sale Agreement, and Side Letter Agreement
In connection with our convertible preferred stock financings, we entered into investors’ rights, voting, right of first refusal and co-sale and side letter agreements containing registration rights, information rights, rights of first offer, voting rights and rights of first refusal, among other things, with certain holders of our capital stock, including entities affiliated with Razor’s Edge Ventures II, LLC, NightDragon, GIC Pte Ltd., Insight Partners, LLC and John Serafini. These agreements will terminate upon the closing of this offering, except for the registration rights granted under our investors’ rights agreement, as more fully described in the section titled “Description of Capital Stock—Registration Rights.” See also the section titled “Principal Stockholders” for additional information regarding beneficial ownership of our capital stock.
Directed Share Program
At our request, the underwriters have reserved for sale, at the initial public offering price, up to    shares of our common stock, or 5% of the shares being offered by this prospectus, to certain of our directors, officers, employees and others as part of a directed share program. The directed share program will not limit the ability of our directors, officers and their family members, or holders of more than 5% of our capital stock, to purchase more than $120,000 in value of our common stock. We do not currently know the extent to which these related persons will participate in our directed share program, if at all, or the extent to which they will purchase more than $120,000 in value of our common stock. See “Underwriting—Directed Share Program” for additional information.
Employment Arrangements and Equity Grants
We have entered into employment agreements or offer letter agreements with certain of our executive officers. For more information regarding our employment agreements with our named executive officers, see the section titled “Executive Compensation.”
We have also granted stock options and RSUs to certain of our executive officers and directors. For a description of these option and RSU grants, see the sections titled “Management—Non-Employee Director Compensation” and “Executive Compensation.”
Indemnification Agreements
Our amended and restated certificate of incorporation that will be in effect upon the closing of this offering will contain provisions limiting the liability of directors, and our amended and restated bylaws will provide that we will indemnify each of our directors to the fullest extent permitted under Delaware law. Our amended and restated certificate of incorporation and amended and restated bylaws will also provide our board of directors with discretion to indemnify our officers, employees and other agents when determined appropriate by the board.
We have entered into indemnification agreements with each of our directors. In addition, in connection with and prior to the closing of this offering, we expect to enter into indemnification agreements with each of our executive officers and new indemnification agreements with each of our directors. For more information regarding these agreements, see the section titled “Executive Compensation—Limitations of Liability and Indemnification.”
Related Person Transaction Policy
Prior to this offering, we have not had a formal policy regarding approval of transactions with related parties. In connection with this offering, we will adopt a related person transaction policy that sets forth our policies and procedures regarding the identification, review, consideration and approval or ratification of related person transactions, which policy will become effective immediately upon the execution of the underwriting agreement for this offering. For purposes of our policy only, a related person transaction will be a transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which we and any related person are, were or will be participants in which the amount involved exceeds $120,000, or, if less, 1% of the average of our total assets for the last two completed fiscal years. Transactions involving compensation for services provided to us as an employee or director will not be covered by this policy. A related person will be any executive officer, director, nominee to become a director or a beneficial owner of more than 5% of any class of our voting securities, including any of their immediate family members and entities wholly-owned or controlled by such persons.
Under the policy, if a transaction has been identified as a related person transaction, including any transaction that was not a related person transaction when originally consummated or any transaction that was not initially identified as a related person transaction prior to consummation, our management must present information regarding the related person transaction to our audit committee, or, if audit committee approval would be inappropriate, to another independent body of our board of directors, for review, consideration and approval or ratification. The presentation must include a description of, among other things, all of the parties thereto, the material facts, the interests, direct and indirect, of the related persons, the benefits to us of the transaction and whether the transaction is on terms that are comparable to the terms available to or from, as the case may be, an unrelated third party or to or from employees generally. Under the policy, we will collect information that we deem reasonably necessary from each director, executive officer and, to the extent feasible, significant stockholder to enable us to identify any existing or potential related-person transactions and to effectuate the terms of the policy. In addition, under our Code of Conduct that we expect to adopt prior to the closing of this offering, our employees and directors will have an affirmative responsibility to disclose any transaction or relationship that reasonably could be expected to give rise to a conflict of interest. In considering related person transactions, our audit committee or other independent body of our board of directors, will take into account the relevant available facts and circumstances including:
•the risks, costs and benefits to us;
•the impact on a director’s independence in the event that the related person is a director, immediate family member of a director or an entity with which a director is affiliated;
•the availability of other sources for comparable services or products; and
•the terms available to or from, as the case may be, unrelated third parties or to or from employees generally.
The policy will require that, in determining whether to approve, ratify or reject a related person transaction, our audit committee, or other independent body of our board of directors, must consider, in light of known circumstances, whether the transaction is in, or is not inconsistent with, our best interests and those of our stockholders, as our audit committee or other independent body of our board of directors, determines in the good faith exercise of its discretion.
All of the transactions described in this section were entered into prior to the adoption of this policy. Although we have not had a written policy for the review and approval of transactions with related persons, our board of directors has historically reviewed and approved any transaction where a director or officer had a financial interest, including the transactions described above. Prior to approving such a transaction, the material facts as to a director’s or officer’s relationship or interest in the agreement or transaction were disclosed to our board of directors. Our board of directors took this information into account when evaluating the transaction and in determining whether such transaction was fair to us and in the best interest of all our stockholders.

PRINCIPAL STOCKHOLDERS
The following table sets forth certain information with respect to the beneficial ownership of our common stock as of March 15, 2026:
•each of our named executive officers;
•each of our directors;
•all of our directors and executive officers as a group; and
•each person, or group of affiliated persons, known by us to beneficially own more than 5% of our common stock.
We have determined beneficial ownership in accordance with the rules of the SEC, and therefore it represents sole or shared voting or investment power with respect to our securities. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares that they beneficially owned, subject to community property laws where applicable. We have deemed shares of common stock subject to options that are currently exercisable or exercisable within 60 days of March 15, 2026, to be outstanding and to be beneficially owned by the person holding the option for the purpose of computing the percentage ownership of that person but have not treated them as outstanding for the purpose of computing the percentage ownership of any other person.
We have based percentage ownership of common stock before this offering on          shares of common stock outstanding as of March 15, 2026, after giving effect to the conversion of all outstanding shares of convertible preferred stock into common stock immediately upon the closing of this offering and the Warrant Net Exercises. Percentage ownership of common stock after this offering assumes the sale of        shares of common stock in this offering and no exercise of the underwriters’ option to purchase additional shares of common stock from us. The following table does not reflect any shares of our common stock that may be purchased pursuant to our directed share program described under “Underwriting—Directed Share Program.”

Unless otherwise indicated, the address for each beneficial owner listed in the table below is c/o HawkEye 360, Inc., 450 Springpark Place, Suite 500, Herndon, Virginia 20170.

	Number of Shares Beneficially Owned	$ of Shares Beneficially Owned
		Before Offering	After Offering
Greater than 5% Stockholders:
Entities affiliated with Insight Partners(1)
Entities affiliated with NightDragon(2)
GIC Pte Ltd(3).
Entities affiliated with Razor’s Edge Ventures II, LLC(4)
Directors and Named Executive Officers:
John Serafini
Todd Probert
Craig Searle
Mark Spoto
David G. DeWalt
Francis A. Finelli
Arthur Money
Jonathan Shames
James “Sandy” Winnefeld
All directors and executive officers as a group ( persons)
______________
*Represents beneficial ownership of less than 1%.
(1)Consists of (i)          shares of common stock held of record by Insight Partners XII, L.P., (ii)          shares of common stock held of record by Insight Partners XII (Co-Investors), L.P., (iii)          shares of common stock held of record by Insight Partners XII (Co-Investors) (B), L.P., (iv)          shares of common stock held of record by Insight Partners (Cayman) XII, L.P., (v)          shares of common stock held of record by Insight Partners (Delaware) XII, L.P., (vi)          shares of common stock held of record by Insight Partners (EU) XII, S.C.Sp. and (vii)          shares held of record by Insight Partners Holdings Focus-H, L.P. Insight Holdings Group, LLC (“Holdings”) is the sole shareholder of each of Insight Associates XII, Ltd. (“IA XII Ltd”) and Insight Associates (EU) XII, S.a.r.l. (“IA EU XII”) and the sole member of Insight Partners Warehouse GP, LLC (“Warehouse GP”). IA XII Ltd is the general partner of Insight Associates XII, L.P. (“IA XII LP”), which is the general partner of Insight Partners XII, L.P., Insight Partners XII (Co-Investors), L.P., Insight Partners XII (Co-Investors) (B), L.P., Insight Partners (Cayman) XII, L.P. and Insight Partners (Delaware) XII, L.P (collectively, “Fund XII”). IA EU XII is the general partner of Insight Partners (EU) XII, S.C.Sp. Warehouse GP is the general partner of Insight Partners Holdings Focus-H, L.P. Each of Jeffrey L. Horing, Deven Parekh, Jeffrey Lieberman and Michael Triplett is a member of the board of managers of Holdings. Because Messrs. Horing, Parekh, Lieberman and Triplett are members of the board of managers of Holdings, Holdings is the sole shareholder of each of IA XII Ltd and IA EU XII and the sole member of Warehouse GP, IA XII Ltd is the general partner of IA XII LP, IA XII LP is the general partner of Fund XII, IA EU XII is the general partner of Insight Partners (EU) XII, S.C.Sp. and Warehouse GP is the general partner of Insight Partners Holdings Focus-H, L.P., Messrs. Horing, Parekh, Lieberman and Triplett may be deemed to share voting and dispositive power over the shares noted above. The foregoing is not an admission by any of Messrs. Horing, Parekh, Lieberman or Triplett that he is the beneficial owner of the shares noted above. The principal business address for each of the foregoing persons is 1114 Avenue of the Americas, 36th Floor, New York, New York 10036.
(2)Consists of (i)          shares of common stock held of record by NightDragon Growth I, L.P. (“NightDragon I”); and (ii)          shares of common stock held of record by NightDragon Growth II, L.P. (“NightDragon II”). NightDragon GP I, LLC (“NightDragon GP I”) is the general partner of NightDragon I. NightDragon GP II, LLC (“NightDragon GP II”) is the general partner of NightDragon II. David DeWalt is the managing member of NightDragon GP I and NightDragon GP II and may be deemed to hold voting and investment power with respect to the shares held of record by NightDragon I and NightDragon II. The principal business address for each of the foregoing persons and entities affiliated with NightDragon is 101 2nd St, Suite 1275, San Francisco, California 94105.
(3)Consists of          shares held of record by GIC Private Limited (“GIC”). GIC is a fund manager and only has two clients: the Government of Singapore (“GoS”) and the Monetary Authority of Singapore (“MAS”). Under an investment management agreement with GoS, GIC has been given the sole discretion to exercise the voting rights attached to, and the disposition of, any shares managed on behalf of GoS. Under the investment management agreement with MAS, GIC shares power to exercise the voting rights attached to, and the disposition of, any shares managed on behalf of MAS. GIC is wholly owned by the GoS and was set up with the sole purpose of managing Singapore’s foreign reserves. The GoS disclaims beneficial ownership of such shares. The principal business address of GIC is 168 Robinson Road, #37-01 Capital Tower, Singapore 068912.
(4)Consists of  (i)          shares of Common Stock held by Razor’s Edge Fund II, LP (“Razor’s Edge Fund II”); (ii)          shares of Common Stock held by Razor’s Edge Fund II-A, LP (“Razor’s Edge Fund II-A”); and (iii)          shares of Common Stock held by REII Sidecar 2, LLC (“Razor’s Edge SPV” and, together with Razor’s Edge Fund II and Razor’s Edge Fund II-A, the “Razor’s Edge Funds”). Razor's Edge Ventures II, LLC is the general partner of Razor’s Edge Fund II and Razor’s Edge Fund II-A and the manager of Razor’s Edge SPV. Voting and dispositive decisions with respect to the shares held by the Razor’s Edge Funds are made collectively by the managing members of Razor’s Edge Ventures, LLC: Mark Spoto, Peggy Styer, Steven Pann, Richard Moxley and Jack Kerrigan. The address of the Razor’s Edge Funds is 1875 Explorer Street, Suite 560, Reston, Virginia 20190.

DESCRIPTION OF CAPITAL STOCK
The following description of our capital stock and certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws, as each will become effective immediately prior to the closing of this offering, and certain provisions of Delaware law are summaries. You should also refer to the amended and restated certificate of incorporation and the amended and restated bylaws, which are filed as exhibits to the registration statement of which this prospectus is part.
General
Upon the completion of this offering, our amended and restated certificate of incorporation will authorize us to issue up to 2,000,000,000 shares of common stock, $0.0001 par value per share, and 20,000,000 shares of preferred stock, $0.0001 par value per share, all of which shares of preferred stock will be undesignated. Our board of directors may establish the rights and preferences of the preferred stock from time to time.
As of December 31, 2025, we had outstanding 4,168,374 shares of common stock, held by stockholders of record. As of December 31, 2025, after giving effect to the conversion of all of the outstanding shares of our preferred stock (including shares of Series E Preferred Stock issued subsequent to December 31, 2025) into 68,987,988 shares of common stock, there would have been 73,156,362 shares of common stock issued and outstanding, held by stockholders of record.
Common Stock
Voting Rights
Each holder of our common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. The affirmative vote of holders of at least 66 2/3% of the voting power of all of the then-outstanding shares of capital stock, voting as a single class, will be required to amend certain provisions of our amended and restated certificate of incorporation, including provisions relating to amending our amended and restated bylaws, the classified board, the size of our board, removal of directors, director liability, vacancies on our board, special meetings, stockholder notices, actions by written consent, and exclusive forum.
Dividends
Subject to preferences that may be applicable to any then-outstanding preferred stock, holders of common stock are entitled to receive ratably those dividends, if any, as may be declared from time to time by the board of directors out of legally available funds.
Liquidation
In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then-outstanding shares of preferred stock.
Rights and Preferences
Holders of common stock have no preemptive, conversion or subscription rights and there are no redemption or sinking fund provisions applicable to the common stock. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the right of the holders of shares of any series of preferred stock that we may designate in the future.

Preferred Stock
As of December 31, 2025, there were 67,992,679 shares of preferred stock outstanding, consisting of 7,312,500 shares of Series A-1 Preferred Stock, 12,680,908 shares of Series A-2 Preferred Stock, 4,953,746 shares of Series A-3 Preferred Stock, 11,574,841 shares of Series B Preferred Stock, 6,960,439 shares of Series C Preferred Stock, 12,857,720 shares of Series D Preferred Stock, 6,085,161 shares of Series D-1 Preferred Stock, and 5,567,364 shares of Series E Preferred Stock. All currently outstanding shares of preferred stock (including shares of Series E Preferred Stock issued subsequent to December 31, 2025) will be converted into an aggregate of 68,987,988 shares of common stock upon the closing of this offering.
Under our amended and restated certificate of incorporation that will become effective immediately prior to the closing of this offering, our board of directors will have the authority, without further action by our stockholders, to issue up to 20,000,000 shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the rights, preferences and privileges of the shares of each wholly unissued series and any qualifications, limitations or restrictions thereon, and to increase or decrease the number of shares of any such series, but not below the number of shares of such series then outstanding.
Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in our control that may otherwise benefit holders of our common stock and may adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock on the rights of holders of common stock until the board of directors determines the specific rights attached to that preferred stock.
We have no present plans to issue any shares of preferred stock following completion of this offering.
Warrants
Preferred Financing Warrants
As of December 31, 2025, we had outstanding (i)             Series C Warrants, (ii)             Series D Warrants, (iii)             Series D-1 Penny Warrants, (iv)             Series D-1 At-the-Money Warrants, and (v)             Series D-1 Merger Warrants.
Immediately prior to the completion of this offering, the Preferred Financing Warrants, to the extent vested, will be automatically net exercised for an aggregate of             shares of our common stock, based on an assumed initial public offering price of $               per share, which is the midpoint of the price range set forth on the cover page of this prospectus.
Bank Warrants
As of December 31, 2025, we had outstanding (i) the immediately exercisable Original Bank Warrant to purchase a total of             shares of our common stock, with an exercise price of $0.23 per share, (ii) the immediately exercisable New Bank Warrant to purchase a total of             shares of our common stock, with an exercise price of $0.77 per share, (iii) the immediately exercisable Mezzanine Warrants to purchase a total of             shares of our common stock, with an exercise price of $2.29 per share, (iv) the immediately exercisable 2024 Warrants to purchase a total of             shares of our common stock, with an exercise price of $2.31 per share, and (v) the immediately exercisable 2025 Warrants to purchase a total of             shares of our common stock, with an exercise price of $             per share.

If not exercised prior to or in connection with the completion of this offering, the Bank Warrants will remain outstanding subsequent to the offering.
Options
As of December 31, 2025, there were options to purchase 14,675,271 shares of common stock outstanding under our 2015 Plan. For additional information regarding the terms of our 2015 Plan, see the section titled “Executive Compensation—Equity Plans.”
Restricted Stock Units
As of December 31, 2025, we had outstanding 182,786 unvested RSUs under the 2015 Plan.
Registration Rights
We, the holders of our existing preferred stock and certain holders of our existing common stock have entered into an amended and restated investors’ rights agreement. The registration rights provisions of this agreement provide those holders with demand, piggyback and Form S-3 registration rights with respect to the shares of common stock currently held by them and issuable to them upon conversion of our preferred stock in connection with our initial public offering. These shares are collectively referred to herein as registrable securities.
Demand Registration Rights
At any time beginning 180 days following the effective date of the registration statement of which this prospectus is a part, the holders of at least a majority of the registrable securities then outstanding have the right to demand that we file a Form S-1 registration statement covering at least 60% of the registrable securities then outstanding. Upon such a request, we are required to effect the registration as soon as practicable, but in any event no later than 60 days after the receipt of such request. We are not obligated to take any action in response to such request (i) during the period starting with the date 60 days prior to our good faith estimate of the date of filing of, and ending on a date 180 days after the effective date of, a Company-initiated registration, provided that we are actively employing in good faith all commercially reasonable efforts to cause such registration statement to become effective, (ii) if we have already effected two registrations pursuant to such requests for registrations on Form S-1 or (iii) if the initiating holders propose to register securities that may be immediately registered on Form S-3.
These registration rights are subject to specified conditions and limitations, including the right of the underwriters, if any, to limit the number of shares included in any such registration under specified circumstances. Additionally, if we furnish to the initiating holders a certificate signed by our Chief Executive Officer stating that in the good faith judgment of our board of directors that it would be materially detrimental to us for such registration statement to be filed in the near future and that it is therefore in the best interests of the Company to defer the filing of such registration statement, we have the right to defer such filing for the period during which such disclosure would be materially detrimental, provided that we may not deter such filing for a period of more than 60 days after receipt of the request of the initiating holders, provided further that we cannot invoke this right more than twice in any 12 month period, and provided further that we shall not register any securities for our own account or any other stockholder during such 60 day period (other than a registration relating to the sale or grant of securities of participants in one of our stock plans, a registration relating to a corporate reorganization or transaction under Rule 145 of the Securities Act or a registration on in which the only common stock being registered is common stock issuable upon conversion of debt securities that are also being registered).
An aggregate of             shares of common stock will be entitled to these demand registration rights.
Piggyback Registration Rights
If we propose to register any of our securities under the Securities Act either for our own account or for the account of other stockholders, the holders of registrable securities will each be entitled to notice of the registration and will be entitled to include their shares of common stock in the registration statement; provided that this shall not apply in connection with this offering or any registration relating to the sale or grant of securities our employees pursuant to an equity incentive or similar plan, among other exceptions. These piggyback registration rights are subject to specified conditions and limitations, including the right of the underwriters to limit the number of shares included in any such registration under specified circumstances. An aggregate of           shares of common stock will be entitled to these piggyback registration rights.
Registration on Form S-3
At any time after we become eligible to file a registration statement on Form S-3, the holders of at least 25% of the registrable securities then outstanding will be entitled to request to have such shares registered by us on a Form S-3 registration statement. These Form S-3 registration rights are subject to other specified conditions and limitations, including the condition that the anticipated aggregate offering price is at least $1.0 million. Upon receipt of this request, the holders of registrable securities will each be entitled to participate in this registration.
We are not obligated to take any action in response to such request (i) during the period starting with the date 60 days prior to our good faith estimate of the date of filing of, and ending on a date 180 days after the effective date of, a Company-initiated registration, provided that we are actively employing in good faith all commercially reasonable efforts to cause such registration statement to become effective, (ii) if we have already effected two registrations pursuant to such requests for registrations on Form S-1 or (iii) if the initiating holders propose to register securities that may be immediately registered on Form S-3.
An aggregate of           shares of common stock will be entitled to these Form S-3 registration rights.
Expenses of Registration
We are required to pay all expenses, including fees and expenses of one counsel to represent the selling stockholders (up to $50,000 total), relating to any demand, piggyback or Form S-3 registration, other than underwriting discounts and commissions, stock transfer taxes applicable to the sale of registration securities, subject to specified conditions and limitations. We are not required to pay registration expenses if a demand registration request is withdrawn at the request of a majority of holders of voting registrable securities to be registered, unless holders of a majority of the voting registrable securities agree to forfeit their right to one demand registration.
The amended and restated investors’ rights agreement contains customary cross-indemnification provisions, pursuant to which we are obligated to indemnify the selling stockholders against all expenses reasonably incurred in connection with investigating or defending any claim or proceeding from which any loss, damage, claim or liability to which a party thereto may become subject under the Securities Act, the Exchange Act or other federal or state law, insofar as such loss, damage, claim or liability arises out of or is based upon (i) any untrue statement (or alleged untrue statement) of a material fact contained in any registration statement of the company, including any preliminary prospectus or final prospectus contained therein or any amendments or supplements thereto, (ii) an omission (or alleged omission) to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, or (iii) any violation (or alleged violation) by us of the Securities Act, the Exchange Act, any state or other securities laws or any rule or regulation promulgated under the Securities Act, the Exchange Act or any state securities law (“Damages”), may result, as such expenses are incurred.
The selling stockholders are obligated to indemnify us against any Damages, in each case only to the extent that such Damages arise out of or based upon actions or omissions made in reliance upon and in conformity with written information furnished by or on behalf if such selling stockholders expressly for use in connection with such registration, subject to certain limitations.

Termination of Registration Rights
The registration rights granted under the investors’ rights agreement will terminate with respect to any particular stockholder upon the earlier of (a) with respect to each stockholder, at such time after the closing of this offering as all shares of registrable securities held or entitled to be held upon conversion by such holder may be immediately sold under Rule 144 during any 90 day period; or (b) after the consummation of a deemed liquidation event, as defined in our certificate of incorporation.
Anti-Takeover Provisions
Section 203 of the Delaware General Corporation Law
We are subject to Section 203 of the DGCL, which prohibits a public Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the time that such stockholder became an interested stockholder, with the following exceptions:
•prior to such time, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;
•upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, but not the outstanding voting stock owned by the interested stockholder, those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or
•at or subsequent to such time, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2⁄3% of the outstanding voting stock that is not owned by the interested stockholder.
In general, Section 203 defines a “business combination” to include the following:
•any merger or consolidation involving the corporation or any direct or indirect majority-owned subsidiary of the corporation and the interested stockholder;
•any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 10% or more of the assets of the corporation or of any direct or indirect majority-owned subsidiary involving the interested stockholder (in one transaction or a series of transactions);
•subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation or by any direct or indirect majority-owned subsidiary of the corporation of any stock of the corporation or of such subsidiary to the interested stockholder;
•any transaction involving the corporation or any direct or indirect majority-owned subsidiary of the corporation that has the effect, directly or indirectly, of increasing the proportionate share of the stock or any class or series of the corporation or any such subsidiary beneficially owned by the interested stockholder; or
•the receipt by the interested stockholder of the benefit, directly or indirectly, of any loans, advances, guarantees, pledges or other financial benefits by or through the corporation or any direct or indirect majority-owned subsidiary.

In general, Section 203 defines an “interested stockholder” as an entity or person who, together with the person’s affiliates and associates, beneficially owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.
Amended and Restated Certificate of Incorporation and Amended and Restated Bylaw Provisions
Our amended and restated certificate of incorporation and our amended and restated bylaws, each to be effective upon the completion of this offering, will include a number of provisions that may have the effect of deterring hostile takeovers, or delaying or preventing changes in control of our management team or changes in our board of directors or our governance or policy, including the following:
•Board of Directors Vacancies. Our amended and restated certificate of incorporation and our amended and restated bylaws will authorize generally only our board of directors to fill vacant directorships resulting from any cause or created by the expansion of our board of directors. In addition, the number of directors constituting our board of directors may be set only by resolution adopted by a majority vote of our entire board of directors. These provisions prevent a stockholder from increasing the size of our board of directors and gaining control of our board of directors by filling the resulting vacancies with its own nominees entitled to vote generally at an election of directors.
•Classified Board. Our amended and restated certificate of incorporation and our amended and restated bylaws will provide that our board of directors is classified into three classes of directors. The existence of a classified board of directors could delay a successful tender offeror from obtaining majority control of our board of directors, and the prospect of that delay might deter a potential offeror. For additional information, see the section titled “Management—Board Structure and Composition.”
•Directors Removed Only for Cause. Our amended and restated certificate of incorporation will provide that stockholders may remove directors only for cause and only by the affirmative vote of the holders of at least 66 2/3% of the voting power of the then-outstanding capital stock.
•Supermajority Requirements for Amendments of Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws. Our amended and restated certificate of incorporation will further provide that the affirmative vote of holders of at least 66 2/3% of the voting power of the then-outstanding shares of capital stock will be required to amend certain provisions of our amended and restated certificate of incorporation, including provisions relating to the classified board, the size of our board of directors, removal of directors, special meetings, actions by written consent of our stockholders, and designation of our preferred stock. The affirmative vote of holders of at least 66 2/3% of the voting power of all of the then-outstanding shares of capital stock will be required to amend or repeal our amended and restated bylaws, although our amended and restated bylaws may be amended by a simple majority vote of our board of directors.
•Stockholder Action; Special Meetings of Stockholders. Our amended and restated certificate of incorporation will provide that our stockholders may not take action by written consent, but may only take action at annual or special meetings of our stockholders. As a result, holders of our capital stock would not be able to amend our amended and restated bylaws or remove directors without holding a meeting of our stockholders called in accordance with our amended and restated bylaws. Our amended and restated certificate of incorporation and our amended and restated bylaws will provide that special meetings of our stockholders may be called only by a majority of our board of directors, thus prohibiting a stockholder from calling a special meeting. These provisions might delay the ability of our stockholders to force consideration of a proposal or for stockholders to take any action, including the removal of directors.

•Advance Notice Requirements for Stockholder Proposals and Director Nominations. Our amended and restated bylaws will provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders or to nominate candidates for election as directors at our annual meeting of stockholders. Our amended and restated bylaws also will specify certain requirements regarding the form and content of a stockholder’s notice. These provisions may preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders. We expect that these provisions might also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.
•No Cumulative Voting. The DGCL provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation and amended and restated bylaws will not provide for cumulative voting.
•Issuance of Undesignated Preferred Stock. We anticipate that after the filing of our amended and restated certificate of incorporation, our board of directors will have the authority, without further action by the stockholders, to issue up to shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our board of directors. The existence of authorized but unissued shares of preferred stock enables our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise.
•Choice of Forum. In addition, our amended and restated certificate of incorporation will provide that, to the fullest extent permitted by law, the Court of Chancery of the State of Delaware will be the exclusive forum for any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty; any action asserting a claim against us arising pursuant to the DGCL, our amended and restated certificate of incorporation or our amended and restated bylaws; any action asserting a claim against us that is governed by the internal affairs doctrine; or any to interpret, apply, enforce, or determine the validity of the amended and restated certificate of incorporation or amended and restated bylaws. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be inapplicable or unenforceable. Our amended and restated certificate of incorporation will also contain a Federal Forum Provision. While there can be no assurance that federal or state courts will follow the holding of the Supreme Court of the State of Delaware which recently found that such provisions are facially valid under Delaware law or determine that the Federal Forum Provision should be enforced in a particular case, application of the Federal Forum Provision means that suits brought by our stockholders to enforce any duty or liability created by the Securities Act must be brought in federal court and cannot be brought in state court. As Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder, there is uncertainty as to whether a court would enforce such provision. Further, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all claims brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. In addition, the Federal Forum Provision applies, to the fullest extent permitted by law, to suits brought to enforce any duty or liability created by the Exchange Act. Accordingly, actions by our stockholders to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder must be brought in federal court. Our stockholders will not be deemed to have waived our compliance with the federal securities laws and the regulations promulgated thereunder. Any person or entity purchasing or otherwise acquiring or holding any interest in any of our securities shall be deemed to have notice of and consented to our exclusive forum provisions, including the Federal Forum Provision. These provisions may limit a stockholder’s ability to bring a claim in a judicial forum of their choosing for disputes with us or our directors, officers, or other employees, which may discourage lawsuits against us and our directors, officers, and other employees. If a court were to find the Federal Forum Provision in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur further significant additional costs associated with resolving the dispute in other jurisdictions, all of which could harm our business.
Transfer Agent and Registrar
Upon the completion of this offering, the transfer agent and registrar for our common stock will be Computershare Trust Company, N.A. The transfer agent’s address is 150 Royall Street, Canton, Massachusetts 02021.
Listing
We intend to apply for listing of our common stock on the New York Stock Exchange under the trading symbol “HAWK.”

SHARES ELIGIBLE FOR FUTURE SALE
Prior to this offering, no public market existed for our common stock. Future sales of our common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.
Based on the number of shares outstanding as of December 31, 2025, upon the closing of this offering and assuming no exercise of the underwriters’ option to purchase additional shares of common stock,                shares of common stock will be outstanding. All of the shares of common stock sold in this offering will be freely tradable without restrictions or further registration under the Securities Act, except for any shares sold to our “affiliates,” as that term is defined under Rule 144 under the Securities Act. The remaining                shares of common stock held by existing stockholders are “restricted securities,” as that term is defined in Rule 144 under the Securities Act, or certain shares sold pursuant to our directed share program that are subject to “lock-up” restrictions as described under “—Lock-up Agreements” below and in the section titled “Underwriting—Directed Share Program”. Restricted securities may be sold in the public market only if registered or if their resale qualifies for exemption from registration described below under Rule 144 promulgated under the Securities Act or another available exemption. We expect that substantially all of these shares held by existing stockholders will be subject to the lock-up period under the lock-up agreements described below.
Rule 144
In general, non-affiliate persons who have beneficially owned restricted shares of our common stock for at least six months, and any of our affiliates who owns either restricted or unrestricted shares of our common stock, are entitled to sell their securities without registration with the SEC under an exemption from registration provided by Rule 144 under the Securities Act.
Non-Affiliates
Any person who is not deemed to have been one of our affiliates at the time of, or at any time during the three months preceding, a sale may sell an unlimited number of restricted securities under Rule 144 if:
•the restricted securities have been held for at least six months, including the holding period of any prior owner other than one of our affiliates (subject to certain exceptions);
•we have been subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale; and
•we are current in our Exchange Act reporting at the time of sale.
Any person who is not deemed to have been an affiliate of ours at the time of, or at any time during the three months preceding, a sale and has held the restricted securities for at least one year, including the holding period of any prior owner other than one of our affiliates, will be entitled to sell an unlimited number of restricted securities without regard to the length of time we have been subject to Exchange Act periodic reporting or whether we are current in our Exchange Act reporting. Non-affiliate resales are not subject to the manner of sale, volume limitation or notice filing provisions of Rule 144.
Affiliates
Persons seeking to sell restricted securities who are our affiliates at the time of, or any time during the three months preceding, a sale, would be subject to the restrictions described above. They are also subject to additional restrictions, by which such person would be required to comply with the manner of sale and notice provisions of Rule 144 and would be entitled to sell within any three-month period only that number of securities that does not exceed the greater of either of the following:
•1% of the number of shares of our common stock then outstanding, which will equal approximately              shares immediately after the completion of this offering based on the number of shares outstanding as of December 31, 2025; or
•the average weekly trading volume of our common stock on the stock exchange on which our shares are listed during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.
Additionally, persons who are our affiliates at the time of, or any time during the three months preceding, a sale may sell unrestricted securities under the requirements of Rule 144 described above, without regard to the six-month holding period of Rule 144, which does not apply to sales of unrestricted securities.
Rule 701
Rule 701 under the Securities Act, as in effect on the date of this prospectus, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement. Most of our employees, executive officers or directors who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling their shares. However, substantially all Rule 701 shares are subject to lock-up agreements as described below and in the section titled “Underwriting” and will become eligible for sale upon the expiration of the restrictions set forth in those agreements.
Form S-8 Registration Statements
We intend to file one or more registration statements on Form S-8 under the Securities Act to register all shares of common stock subject to outstanding stock options and common stock issued or issuable under our equity plans. We expect to file the registration statement covering shares offered pursuant to our stock plans as soon as practicable after the closing of this offering, permitting the resale of such shares by non-affiliates in the public market without restriction under the Securities Act and the sale by affiliates in the public market, subject to compliance with the resale provisions of Rule 144 and expiration or release from the terms of the lock-up agreements described below.
Lock-Up Agreements
We and our officers, directors, and holders of substantially all of our common stock and securities convertible into or exercisable for our common stock have agreed with the underwriters, subject to exceptions as further described in the section titled “Underwriting”, not to dispose of or hedge any of the common stock or securities convertible into or exchangeable for shares of common stock (including any shares purchased by any of our directors or officers pursuant to the directed share program), without the prior written consent of Goldman Sachs & Co. LLC and Morgan Stanley & Co. LLC, during the period from the date of this prospectus and continuing through the close of the first Trading Day on or after the 180th Day after the date of this prospectus, or, if the 180th Day is not a Trading Day, immediately after the close of the last Trading Day immediately preceding the 180th Day. Notwithstanding the foregoing, if the lock-up period would otherwise be scheduled to end during, or within five trading days prior to, a regularly-scheduled blackout period under our insider trading policy, and such date is more than 100 days following the date of this prospectus, then the lock-up period will instead end on the date that is ten trading days prior to the commencement of such regularly-scheduled blackout period (the “Conditional Early Termination Date”); provided, however, that promptly upon our determination of the Conditional Early Termination Date, and in any event at least five trading days in advance of the Conditional Early Termination Date, we shall notify each of the representatives of the date of the impending Conditional Early Termination Date, and shall announce the Conditional Early Termination Date through a major news service, or on a Form 8-K, at least two trading days in advance of the Conditional Early Termination Date. Any shares purchased by our directors, officers or holders of more than 10% of our capital stock in this offering will also be subject to the lock-up agreements.
In addition to the restrictions contained in the lock-up agreements described above, we have entered into agreements with certain of our security holders that contain market stand-off provisions imposing restrictions on the ability of such security holders to sell or otherwise transfer or dispose of any registrable securities for a period of 180 days following the date of this prospectus.
Registration Rights
Upon the closing of this offering, the holders of                 shares of our common stock, including common stock issuable upon the conversion of our convertible preferred stock, or their transferees, will be entitled to specified rights with respect to the registration of their registrable shares under the Securities Act, subject to certain limitations and the expiration, waiver or termination of the lock-up agreements. Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act immediately upon effectiveness of the registration. See the section titled “Description of Capital Stock—Registration Rights” for additional information.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS
The following is a summary of the material U.S. federal income tax consequences to non-U.S. holders (as defined below) of the ownership and disposition of our common stock issued pursuant to this offering. This discussion is not a complete analysis of all potential U.S. federal income tax consequences relating thereto, does not address the potential application of the Medicare contribution tax on net investment income, any alternative minimum tax, or the special tax accounting rules under Section 451(b) of the Code, and does not address any estate or gift tax consequences or any tax consequences arising under any state, local, or non-U.S. tax laws, or any other U.S. federal tax laws. This discussion is based on the Code and applicable Treasury Regulations promulgated thereunder, published rulings and administrative pronouncements of the Internal Revenue Service (“IRS”), and judicial decisions, all as in effect as of the date hereof. These authorities are subject to differing interpretations and may change, possibly retroactively, resulting in U.S. federal income tax consequences different from those discussed below. We have not requested a ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court will agree with such statements and conclusions.
This discussion is limited to non-U.S. holders that purchase our common stock pursuant to this offering and that hold our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all of the U.S. federal income tax consequences that may be relevant to a particular holder in light of such holder’s particular circumstances. This discussion also does not consider any specific facts or circumstances that may be relevant to holders subject to special rules under the U.S. federal income tax laws, including, without limitation:
•certain former citizens or long-term residents of the United States;
•“controlled foreign corporations;”
•“passive foreign investment companies;”
•corporations that accumulate earnings to avoid U.S. federal income tax;
•banks, financial institutions, investment funds or insurance companies;
•brokers, dealers or traders in securities or foreign currencies;
•tax-exempt organizations;
•governmental organizations;
•tax-qualified retirement plans;
•“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds;
•persons that own, or have owned, actually or constructively, more than 5% of our common stock at any time;
•persons who acquire our common stock pursuant to the exercise of employee stock options or otherwise as compensation;
•S corporations, disregarded entities or partnerships (or other entities or arrangements treated as partnerships) for U.S. federal income tax purposes and investors therein; and
•persons holding our common stock as part of a hedging or conversion transaction or straddle, a constructive sale or other risk reduction strategy or integrated investment.

If an entity or arrangement that is classified as a partnership for U.S. federal income tax purposes holds our common stock, the U.S. federal income tax treatment of the partnership and the partners thereof generally depend on the status of the partner and the activities of the partnership and certain elections made at the partnership level. Partnerships holding our common stock and partners in such partnerships are urged to consult their tax advisors about the particular U.S. federal income tax consequences to them of holding and disposing of our common stock.
THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. PROSPECTIVE INVESTORS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES TO THEM OF OWNING AND DISPOSING OF OUR COMMON STOCK, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL OR NON-U.S. TAX LAWS AND ANY OTHER U.S. FEDERAL TAX LAWS.
Definition of Non-U.S. Holder
For purposes of this discussion, the term “non-U.S. holder” means any beneficial owner of our common stock that is not a “U.S. person” or a partnership (including any entity or arrangement treated as a partnership) for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:
•an individual who is a citizen or resident of the United States;
•a corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof or the District of Columbia;
•an estate, the income of which is subject to U.S. federal income tax regardless of its source; or
•a trust (1) the administration of which is subject to the primary supervision of a U.S. court and that has one or more U.S. persons with the authority to control all substantial decisions of the trust or (2) that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.
Distributions On Our Common Stock
We have not paid dividends on our common stock and do not anticipate paying dividends on our common stock for the foreseeable future. However, if we make cash or other property distributions on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and will first be applied against and reduce a non-U.S. holder’s tax basis in our common stock, but not below zero. Any excess will be treated as gain realized on the sale or other disposition of our common stock and will be treated as described under “— Gain On Disposition of Our Common Stock” below.
Subject to the discussions below regarding effectively connected income, backup withholding and Sections 1471 through 1474 of the Code (commonly referred to as the Foreign Account Tax Compliance Act (“FATCA”)), dividends paid to a non-U.S. holder generally will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends or such lower rate specified by an applicable income tax treaty. To receive the benefit of a reduced treaty rate, a non-U.S. holder must furnish us or our paying agent with a valid IRS Form W-8BEN or IRS Form W-8BEN-E (or applicable successor form) and satisfy applicable certification and other requirements. This certification must be provided to us or our paying agent before the payment of distributions. If the non-U.S. holder holds the stock through a financial institution or other agent acting on the non-U.S. holder’s behalf, the non-U.S. holder will be required to provide appropriate documentation to the agent, which then will be required to provide certification to us or our paying agent, either directly or through other intermediaries.

If a non-U.S. holder holds our common stock in connection with the conduct of a trade or business in the United States, and dividends paid on our common stock are effectively connected with such non-U.S. holder’s U.S. trade or business (and, if required by an applicable tax treaty, are attributable to such holder’s permanent establishment or fixed base maintained by the non-U.S. holder in the United States), the non-U.S. holder will be exempt from U.S. federal withholding tax. To claim the exemption, the non-U.S. holder generally must furnish a valid IRS Form W-8ECI (or applicable successor form) to us or our paying agent, certifying that the dividends are effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States. However, any such effectively connected dividends paid on our common stock generally will be subject to U.S. federal income tax on a net income basis at the regular U.S. federal income tax rates in the same manner as if such holder were a resident of the United States. A non-U.S. holder that is a foreign corporation also may be subject to an additional branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) of its effectively connected earnings and profits for the taxable year, as adjusted for certain items. Non-U.S. holders should consult their tax advisors regarding any applicable income tax treaties that may provide for different rules.
Non-U.S. holders that do not provide the required certification on a timely basis, but that qualify for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.
Gain On Disposition of Our Common Stock
Subject to the discussions below regarding backup withholding and FATCA, a non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized on the sale or other disposition of our common stock, unless:
•the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States, and if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base maintained by the non-U.S. holder in the United States;
•the non-U.S. holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition, and certain other requirements are met; or
•our common stock constitutes a United States real property interest (“USRPI”), by reason of our status as a United States real property holding corporation (“USRPHC”), for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or the non-U.S. holder’s holding period for our common stock.
Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular U.S. federal income tax rates in the same manner as if such holder were a resident of the United States. A non-U.S. holder that is a foreign corporation also may be subject to an additional branch profits tax equal to 30% (unless an applicable income tax treaty provides for different treatment) of its effectively connected earnings and profits for the taxable year, as adjusted for certain items. Gain described in the second bullet point above will be subject to U.S. federal income tax at a flat 30% rate (or such lower rate specified by an applicable income tax treaty), but may be offset by certain U.S.-source capital losses (even though the individual is not considered a resident of the United States), provided that the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses. Non-U.S. holders should consult their tax advisors regarding any applicable income tax treaties that may provide for different rules.
The determination of whether we are a USRPHC depends on the fair market value of our USRPIs relative to the fair market value of our worldwide real property interests and our other assets used or held for use in a trade or business. We believe that we are not currently and do not anticipate becoming a USRPHC for U.S. federal income tax purposes, although there can be no assurance that we will not become a USRPHC in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition of our common stock by a non-U.S. holder will not be subject to U.S. federal income tax if our common stock is regularly traded (as defined by applicable Treasury Regulations) on an established securities market, and such non-U.S. holder owned, actually and constructively, 5% or less of our common stock throughout the shorter of the five- year period ending on the date of the sale or other taxable disposition or the non-U.S. holder’s holding period. There can be no assurance that our common stock will qualify as regularly traded on an established securities market for this purpose. Prospective investors are encouraged to consult their own tax advisors regarding the possible consequences to them if we are, or were to become, a USRPHC.
Information Reporting and Backup Withholding
Annual reports are required to be filed with the IRS and provided to each non-U.S. holder indicating the amount of distributions on our common stock paid to such holder and the amount of any tax withheld with respect to those distributions. These information reporting requirements apply regardless of whether such distributions constitute dividends and even if no withholding was required. This information may be made available under a treaty or agreement with the tax authorities in the country in which the non-U.S. holder is tax resident. Backup withholding, currently at a 24% rate, generally will not apply to payments to a non-U.S. holder of dividends on, or the gross proceeds of a disposition of, our common stock provided the non-U.S. holder furnishes the required certification for its non-U.S. status, such as by providing a valid IRS Form W-8BEN, IRS Form W-8BEN-E, or IRS Form W-8ECI, or otherwise establishes an exemption, and certain other requirements are met. Backup withholding may apply if the payor has actual knowledge or reason to know, that the holder is a U.S. person who is not an exempt recipient.
Backup withholding is not an additional tax. If any amount is withheld under the backup withholding rules, the non-U.S. holder should consult with a U.S. tax advisor regarding the possibility of and procedure for obtaining a refund or a credit against the non-U.S. holder’s U.S. federal income tax liability, if any.
Foreign Account Tax Compliance Act
FATCA imposes a U.S. federal withholding tax of 30% on certain payments made to a “foreign financial institution” (as specially defined under these rules) unless such institution enters into an agreement with the U.S. Government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding certain U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners) or an exemption applies. FATCA also generally will impose a U.S. federal withholding tax of 30% on certain payments made to a non-financial foreign entity unless such entity provides the withholding agent a certification identifying certain direct and indirect U.S. owners of the entity or an exemption applies. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes. FATCA currently applies to dividends paid on our common stock. Under applicable Treasury Regulations and administrative guidance, withholding under FATCA would have applied to payments of gross proceeds from the sale or other disposition of stock, but under proposed regulations (the preamble to which specifies that taxpayers are permitted to rely on such proposed regulations pending finalization), no withholding would apply with respect to payments of gross proceeds.
Prospective investors are encouraged to consult with their own tax advisors regarding the possible implications of this legislation on their investment in our common stock.
THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. PROSPECTIVE INVESTORS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE U.S. FEDERAL, STATE, AND LOCAL AND NON-U.S. INCOME AND NON-INCOME TAX CONSEQUENCES OF ACQUIRING, OWNING AND DISPOSING OF OUR COMMON STOCK IN THEIR

PARTICULAR CIRCUMSTANCES, INCLUDING RELATED REPORTING REQUIREMENTS AND THE IMPACT OF ANY POTENTIAL CHANGE IN LAW.

UNDERWRITING
The Company and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman Sachs & Co. LLC and Morgan Stanley & Co. LLC are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman Sachs & Co. LLC
Morgan Stanley & Co. LLC
RBC Capital Markets, LLC
Jefferies LLC
BofA Securities, Inc.
Robert W. Baird & Co., Incorporated
Raymond James & Associates, Inc.
William Blair & Company, L.L.C.
Drexel Hamilton, LLC
Total
The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.
The underwriters have an option to buy up to an additional           shares of common stock from the Company to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise that option for 30 days from the date of this prospectus. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.
The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by the Company. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase          additional shares of common stock.

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$
Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $           per share from the initial public offering price. After the initial offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.
The Company has agreed that, from the date of this prospectus and continuing through the close of the first Trading Day on or after the 180th Day after the date of this prospectus, or, if the 180th Day is not a Trading Day, immediately after the close of the last Trading Day immediately preceding the 180th Day (the “lock-up period”), the Company will not (i) offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise transfer or dispose of, directly or indirectly, or file with or confidentially submit to the SEC a registration statement under the Securities Act relating to, any securities of the Company that are substantially similar to the shares of common stock, including but not limited to any options or warrants to purchase shares of common stock or any securities that are convertible into or exchangeable for, or that represent the right to receive, common stock or any such substantially similar securities, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing or (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock or any such other securities, or publicly disclose the intention to enter into such agreement, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of common stock or such other securities, in cash or otherwise, without the prior written consent of Goldman Sachs & Co. LLC and Morgan Stanley & Co. LLC.
However, the restrictions described above will not apply to (a) the shares of common stock to be sold in this offering, (b) the issuance by the Company of shares of common stock upon the exercise of options or the settlement of RSUs (including any net exercise or settlement) outstanding as of, or issued after, the date of this prospectus pursuant to the Company’s equity plans described herein or other arrangement described herein, (c) the issuance by the Company of shares of common stock upon the conversion or exchange of convertible or exchangeable securities outstanding as of the date of this prospectus as described herein, (d) the issuance by the Company of shares of common stock or securities convertible into, exchangeable for or that represent the right to receive shares of common stock, in each case, pursuant to the Company’s equity plans described herein, (e) the issuance by the Company of shares of common stock or securities convertible into, exchangeable for or that represent the right to receive shares of common stock in connection with (x) the acquisition by the Company or any of its subsidiaries of the securities, business, technology, property or other assets of another person or entity or pursuant to an employee benefit plan assumed by the Company in connection with such acquisition, and the issuance of any such securities pursuant to any such agreement, or (y) the Company’s joint ventures, commercial relationships and other strategic relationships, or (f) the filing of any registration statement(s) on Form S-8 relating to the securities granted or to be granted pursuant to (A) the Company’s equity plans that are described herein or (B) any assumed employee benefit plan contemplated by clause (f); provided that the aggregate number of shares of common stock that the Company may sell or issue or agree to sell or issue pursuant to clause (e) will not exceed 10% of the total number of shares of common stock of the Company outstanding immediately following the issuance of the shares of common stock contemplated by this prospectus; and provided, further, that in the case of clauses (b), (c), (d) and (e), the Company will cause each recipient of such securities to execute and deliver to Goldman Sachs & Co. LLC and Morgan Stanley & Co. LLC, on or prior to the issuance of such securities, a lock-up agreement, unless such recipient is already bound by a lock-up agreement for the remainder of the lock-up period, and enter stop transfer instructions with the Company’s transfer agent and registrar on such securities, which the Company agrees it will not waive or amend without the prior written consent of the representatives.
The directors, executive officers, and holders of all (except as agreed with the representatives) of the Company’s common stock and securities convertible into or exercisable for the Company’s common stock (such persons, collectively, the “lock-up parties”) have agreed that, for the duration of the lock-up period, the lock-up parties will not, and will not cause or direct any of their affiliates to, (i) offer, sell, contract to sell, pledge, grant any option, right or warrant to purchase, purchase any option or contract to sell, lend or otherwise transfer or dispose of any shares of common stock, or any options or warrants to purchase any shares of common stock, or any securities convertible into, exchangeable for or that represent the right to receive shares of common stock (such shares of common stock, options, rights, warrants or other securities, collectively, the “lock-up securities”), including without limitation any such lock-up securities owned as of the date of this prospectus or acquired after the date of this prospectus, (ii) engage in any hedging or other transaction or arrangement (including, without limitation, any short sale or the purchase or sale of, or entry into, any put or call option, or combination thereof, forward, swap or any other derivative transaction or instrument, however described or defined) which is designed to or which reasonably could be expected to lead to or result in a sale, loan, pledge or other disposition (whether by the lock-up party or someone other than the lock-up party), or transfer of any of the economic consequences of ownership, in whole or in part, directly or indirectly, of any lock-up securities, whether any such transaction or arrangement (or instrument provided for thereunder) would be settled by delivery of common stock or other securities, in cash or otherwise (any such sale, loan, pledge or other disposition, or transfer of economic consequences, a “transfer”), (iii) make any demand for or exercise any right with respect to the registration of any lock-up securities or (iv) otherwise publicly announce any intention to engage in or cause any action, activity, transaction or arrangement described in clause (i), (ii) or (iii) above.
Notwithstanding the foregoing, the lock-up parties may:
(a)transfer the lock-up securities,
(i)as one or more bona fide gifts or charitable contributions, or for bona fide estate planning purposes,
(ii)upon death by will, testamentary document or intestate succession,
(iii)if the lock-up party is a natural person, to any member of the lock-up party’s immediate family (for purposes of the lock-up agreement, “immediate family” will mean any relationship by blood, current or former marriage, domestic partnership or adoption, not more remote than first cousin) or to any trust for the direct or indirect benefit of the lock-up party or the immediate family of the lock-up party or, if the lock-up party is a trust, to a trustor or beneficiary of the trust or the estate of a beneficiary of such trust,
(iv)to a partnership, limited liability company or other entity of which the lock-up party and the immediate family of the lock-up party are the legal and beneficial owner of all of the outstanding equity securities or similar interests,
(v)to a nominee or custodian of a person or entity to whom a disposition or transfer would be permissible under clauses (a)(i) through (iv) above,
(vi)if the lock-up party is a corporation, partnership, limited liability company or other business entity, (A) to another corporation, partnership, limited liability company or other business entity that is an affiliate of the lock-up party, or to any investment fund or other entity which fund or entity is controlled or managed by the lock-up party or affiliates of the lock-up party, or (B) as part of a distribution by the lock-up party to its stockholders, partners, members or other equityholders or to the estate of any such stockholders, partners, members or other equityholders,
(vii)by operation of law, such as pursuant to a qualified domestic order, divorce settlement, divorce decree or separation agreement,
(viii)to the Company from an employee of the Company upon death, disability or termination of employment, in each case, of such employee,
(ix)if the lock-up party is not an officer or director of the Company or a stockholder holding 10% or more of shares of common stock, in connection with a sale of the lock-up party’s shares of common stock acquired (A) from the underwriters in this offering or (B) in open market transactions after the closing date of this offering,
(x)to the Company in connection with the vesting, settlement or exercise of RSUs, options, warrants or other rights to purchase shares of common stock (including, in each case, by way of “net” or “cashless” exercise) that are scheduled to expire or automatically vest during the lock-up period, including any transfer to the Company for the payment of tax withholdings or remittance payments due as a result of the vesting, settlement or exercise of such RSUs, options, warrants or other rights, or in connection with the conversion of convertible securities, in all such cases pursuant to equity awards granted under a stock incentive plan or other equity award plan, or pursuant to the terms of convertible securities, each as described herein, provided that any securities received upon such vesting, settlement, exercise or conversion will be subject to the terms of the lock-up agreement,

(xi)in connection with the sale or other transfer of the lock-up party’s shares of common stock to satisfy any tax obligations or payments due as a result of (A) the exercise of stock options, if such options expire or the post-termination exercise period applicable to such options expire during the lock-up period or (B) the settlement of RSUs pursuant to awards granted under a stock incentive plan or other equity award plan or arrangement described herein, provided that, in each case, any securities received upon such exercise or settlement that are not transferred or sold to cover any such tax obligations will be subject to the terms of the lock-up agreement, or
(xii)with the prior written consent of Goldman Sachs & Co. LLC and Morgan Stanley & Co. LLC on behalf of the underwriters;
provided that (A) in the case of clauses (a)(i), (ii), (iii), (iv), (v) and (vi) above, such transfer or distribution will not involve a disposition for value, (B) in the case of clauses (a)(i), (ii), (iii), (iv), (v), (vi) and (vii) above, it will be a condition to the transfer or distribution that the donee, devisee, transferee or distributee, as the case may be, will sign and deliver a lock‑up agreement, (C) in the case of clauses (a)(ii), (iii), (iv), (v) and (vi) above, no filing by any party (including, without limitation, any donor, donee, devisee, transferor, transferee, distributor or distributee) under the Exchange Act, or other public filing, report or announcement reporting a reduction in beneficial ownership of lock-up securities will be required or will be voluntarily made in connection with such transfer or distribution, and (D) in the case of clauses (a)(i), (vii), (viii), (ix), (x) and (xi) above, no filing under the Exchange Act or other public filing, report or announcement will be voluntarily made, and if any such filing, report or announcement will be legally required during the lock-up period, such filing, report or announcement will clearly indicate in the footnotes thereto (A) the circumstances of such transfer or distribution and (B) in the case of a transfer or distribution pursuant to clauses (a)(i) or (vii) above, that the donee, devisee, transferee or distributee has agreed to be bound by a lock-up agreement in the form of the lock-up agreement;
(b)enter into or amend a written plan meeting the requirements of Rule 10b5-1 under the Exchange Act relating to the transfer, sale or other disposition of the lock-up party’s lock-up securities, if then permitted by the Company, provided that none of the securities subject to such plan may be transferred, sold or otherwise disposed of until after the expiration of the lock-up period (except to the extent otherwise allowed pursuant to the lock-up agreement) and no public announcement, report or filing under the Exchange Act, or any other public filing, report or announcement, will be voluntarily made (whether by or on behalf of the lock-up party, the Company or any other party) regarding, or that otherwise discloses, the establishment of such plan during the lock-up period (except to the extent otherwise allowed pursuant to the lock-up agreement), and if any such filing, report or announcement will be legally required during the lock-up period, such filing, report or announcement will clearly indicate that that none of the securities subject to such plan may be transferred, sold or otherwise disposed of pursuant to such plan until after the expiration of the lock-up period (except to the extent otherwise allowed pursuant to the lock-up agreement); and
(c)transfer the lock-up party’s lock-up securities pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction that is approved by the Board of Directors of the Company and made to all holders of the Company’s capital stock involving a change of control of the Company, in one transaction or a series of related transactions, to a person or group of affiliated persons, of shares of capital stock if, after such transfer, such person or group of affiliated persons would hold at least a majority of the outstanding voting securities of the Company (or the surviving entity); provided that in the event that such tender offer, merger, consolidation or other similar transaction is not completed, the lock-up party’s lock-up securities will remain subject to the provisions of the lock-up agreement.
Notwithstanding the foregoing, if the lock-up period would otherwise be scheduled to end during, or within five trading days prior to, a regularly-scheduled blackout period under the Company’s insider trading policy, and such date is more than 100 days following the date of this prospectus, then the lock-up period will instead end on the date that is ten trading days prior to the commencement of such regularly-

scheduled blackout period (the “Conditional Early Termination Date”); provided, however, that promptly upon the Company’s determination of the Conditional Early Termination Date, and in any event at least five trading days in advance of the Conditional Early Termination Date, the Company shall notify each of the representatives of the date of the impending Conditional Early Termination Date, and shall announce the Conditional Early Termination Date through a major news service, or on a Form 8-K, at least two trading days in advance of the Conditional Early Termination Date.
Prior to the offering, there has been no public market for the shares. The initial public offering price has been negotiated among the Company and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be the Company’s historical performance, estimates of the business potential and earnings prospects of the Company, an assessment of the Company’s management and the consideration of the above factors in relation to market valuation of companies in related businesses.
We intend to apply for listing of our common stock on the New York Stock Exchange under the symbol “HAWK.”
In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions, and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares of common stock for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares of common stock or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares of common stock pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares of common stock for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.
The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.
Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the Company’s stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on the          , in the over-the-counter market or otherwise.
The Company estimates that its share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $            . The Company also agreed to reimburse the underwriters for certain Financial Industry Regulatory Authority, Inc. (“FINRA”)-related expenses incurred by them in connection with the offering in an amount up to $               .

The Company has agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.
The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market-making, brokerage, and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the Company and to persons and entities with relationships with the Company, for which they received or will receive customary fees and expenses.
In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors, and employees may purchase, sell or hold a broad array of investments, and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities, and/or instruments of the Company (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the Company. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.
Directed Share Program
At the Company’s request, the underwriters have reserved up to     shares of the Company’s common stock, or 5% of the shares of common stock to be issued by the Company and offered by this prospectus (excluding the additional shares that the underwriters have an option to purchase), for sale, at the initial public offering price, to certain of the Company’s directors, officers, employees and others. Eligible participants must reside in the United States and be at least 18 years of age. Management will provide the list of prospective participants to Morgan Stanley & Co. LLC, an underwriter in this offering, who will administer the directed share program.
The Company cannot provide any assurance that any eligible participant will receive an invitation or will receive an allocation in the directed share program. Prospective participants must submit required documentation to the program administrator. If the directed share program is oversubscribed, allocations will be made at the discretion of management to eligible participants that indicated an interest in purchasing. The program administrator will notify each participant of his or her respective share allocation, along with the total purchase price due upon confirmation of participation. The shares under the directed share program will be allocated following pricing and settle in the same manner as the shares sold to the general public.
Any shares sold in the directed share program to the Company’s directors or officers who have entered into lock-up agreements described above will be subject to the provisions of such lock-up agreements. The number of shares of the Company’s common stock available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus. The Company has agreed to indemnify Morgan Stanley & Co. LLC against certain liabilities and expenses, including liabilities under the Securities Act, in connection with the directed share program.

Selling Restrictions
European Economic Area
In relation to each Member State of the European Economic Area (each, a “Relevant Member State”), an offer to the public of any shares of common stock may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any shares of common stock may be made at any time under the following exemptions under the EU Prospectus Regulation:
(a)to any legal entity which is a “qualified investor” as defined under the EU Prospectus Regulation;
(b)to fewer than 150 natural or legal persons (other than “qualified investors” as defined under the EU Prospectus Regulation), subject to obtaining the prior consent of the underwriters for any such offer; or
(c)in any other circumstances falling within Article 1(4) of the EU Prospectus Regulation, provided that no such offer of shares of common stock will result in a requirement for the Company or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or a supplemental prospectus pursuant to Article 23 of the Prospectus Regulation and each person who initially acquires any shares of common stock or to whom any offer is made will be deemed to have represented, warranted, and agreed to and with each of the underwriters and the Company that it is a qualified investor within the meaning of Article 2 of the EU Prospectus Regulation.
In the case of any shares of common stock being offered to a financial intermediary as that term is used in Article 1(4) of the EU Prospectus Regulation, each financial intermediary will also be deemed to have represented, warranted, and agreed that the shares of common stock acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares of common stock to the public, other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the underwriters has been obtained to each such proposed offer or resale.
The Company, the underwriters and their affiliates will rely upon the truth and accuracy of the foregoing representations, warranties, and agreements. Notwithstanding the above, a person who is not a “qualified investor” and who has notified the underwriters of such fact in writing may, with the prior consent of the Notwithstanding the above, a person who is not a “qualified investor” and who has notified the underwriters of such fact in writing may, with the prior consent of the underwriters, be permitted to acquire shares of common stock in the offer.
For the purposes of this provision, the expression an “offer to the public” in relation to any shares of common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of common stock to be offered so as to enable an investor to decide to purchase or subscribe for any shares of common stock, and the expression “EU Prospectus Regulation” means Regulation (EU) 2017/1129.
United Kingdom
This prospectus has been prepared on the basis that the offering of the shares of common stock falls within one of the exceptions specified in Part 1 of Schedule 1 of the Public Offers and Admissions to Trading Regulations 2024 (the “POATRs”) and, accordingly, there will not be a prospectus prepared or published for the purposes of the POATRs. This prospectus does not constitute a prospectus for the purposes of the POATRs.
The underwriters have not made and will not make an offer of shares of common stock which are the subject of this prospectus to the public in the United Kingdom, except that they may make an offer:

(a)at any time to any legal entity which is a qualified investor as defined in paragraph 15 of Schedule 1 to the POATRs;
(b)at any time to fewer than 150 persons (other than qualified investors as defined in paragraph 15 of Schedule 1 to the POATRs) in the United Kingdom subject to obtaining the prior consent of the relevant underwriters nominated by the Company for any such offer; or
(c)at any time in any other circumstances falling within Part 1 of Schedule 1 to the POATRs.
For the purposes of this provision, the expression an “offer of shares of common stock” to the public in relation to any shares of common stock in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and the shares of common stock to be offered so as to enable an investor to decide to purchase or subscribe for the shares of common stock.
Canada
The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption form, or in a transaction not subject to, the prospectus requirements of applicable securities laws.
Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment hereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.
Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.
Hong Kong
The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong), or the Companies (Winding Up and Miscellaneous Provisions) Ordinance, or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong), or the Securities and Futures Ordinance, or (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

Singapore
This prospectus has not been and will not be registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA) under Section 274 of the SFA, or (ii) to an accredited investor as defined in Section 4A of the SFA pursuant to and in accordance with the conditions specified in Section 275 of the SFA.
Japan
The securities have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), or the FIEA. The securities may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.
Brazil
THE OFFER AND SALE OF THE SECURITIES HAVE NOT BEEN AND WILL NOT BE REGISTERED WITH THE BRAZILIAN SECURITIES COMMISSION (COMISSÃO DE VALORES MOBILIÁRIOS, OR “CVM”) AND, THEREFORE, WILL NOT BE CARRIED OUT BY ANY MEANS THAT WOULD CONSTITUTE A PUBLIC OFFERING IN BRAZIL UNDER CVM RESOLUTION NO 160, DATED 13 JULY 2022, AS AMENDED (“CVM RESOLUTION 160”) OR UNAUTHORIZED DISTRIBUTION UNDER BRAZILIAN LAWS AND REGULATIONS. THE SECURITIES MAY ONLY BE OFFERED TO BRAZILIAN PROFESSIONAL INVESTORS (AS DEFINED BY APPLICABLE CVM REGULATION), WHO MAY ONLY ACQUIRE THE SECURITIES THROUGH A NON-BRAZILIAN ACCOUNT, WITH SETTLEMENT OUTSIDE BRAZIL IN NON-BRAZILIAN CURRENCY. THE TRADING OF THESE SECURITIES ON REGULATED SECURITIES MARKETS IN BRAZIL IS PROHIBITED.
Australia
No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (“ASIC”), in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.
Any offer in Australia of the shares may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.
The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation, or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives, and circumstances, and, if necessary, seek expert advice on those matters.
Israel
This document does not constitute a prospectus under the Israeli Securities Law, 5728-1968, or the Securities Law, and has not been filed with or approved by the Israel Securities Authority. In Israel, this prospectus is being distributed only to, and is directed only at, and any offer of the shares is directed only at, (i) a limited number of persons in accordance with the Israeli Securities Law and (ii) investors listed in the first addendum, or the Addendum, to the Israeli Securities Law, consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange, underwriters, venture capital funds, entities with equity in excess of NIS 50 million and “qualified individuals,” each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors (in each case, purchasing for their own account or, where permitted under the Addendum, for the accounts of their clients who are investors listed in the Addendum). Qualified investors are required to submit written confirmation that they fall within the scope of the Addendum, are aware of the meaning of same and agree to it.
Switzerland
The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This prospectus has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland.
Neither this prospectus nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland. Neither this prospectus nor any other offering or marketing material relating to the offering, the Company, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (“FINMA”), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

LEGAL MATTERS
The validity of the shares of common stock offered hereby will be passed upon for us by Cooley LLP, San Francisco, California. Certain legal matters in connection with this offering will be passed upon for the underwriters by Davis Polk & Wardwell LLP, New York, New York.
EXPERTS
The financial statements of HawkEye 360, Inc. included in this prospectus and elsewhere in the registration statement have been so included in reliance upon the report of Grant Thornton LLP, independent registered public accountants, upon authority of said firm as experts in accounting and auditing.
The financial statements of Innovative Signal Analysis, Inc. (“ISA”) as of September 30, 2025 and December 31, 2024 and for the nine months ended September 30, 2025 and the year ended December 31, 2024 have been audited by Baker Tilly US, LLP, independent auditors as stated in their report thereon, and included in this prospectus and registration statement in reliance upon such report and upon the authority of such firm as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock being offered by this prospectus. This prospectus, which constitutes part of the registration statement, does not contain all of the information in the registration statement and its exhibits. For further information with respect to us and the common stock offered by this prospectus, we refer you to the registration statement and its exhibits. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.
You can read our SEC filings, including the registration statement, over the internet at the SEC’s website at www.sec.gov. Upon completion of this offering, we will be subject to the information reporting requirements of the Exchange Act, and we will file reports, proxy statements, and other information with the SEC. These reports, proxy statements and other information will be available at www.sec.gov.
We also maintain a website at www.he360.com, at which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The information contained in, or that can be accessed through, our website is not part of, and is not incorporated into, this prospectus, and the inclusion of our website address in this prospectus is only as an inactive textual reference.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
HawkEye 360, Inc. and Subsidiaries
Opinion on the financial statements
We have audited the accompanying consolidated balance sheets of HawkEye 360, Inc. (a Delaware corporation) and subsidiaries (the “Company”) as of December 31, 2025 and 2024, the related consolidated statements of operations, comprehensive income (loss), mezzanine equity and stockholders’ deficit, and cash flows for each of the two years in the period ended December 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.
Basis for opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ GRANT THORNTON LLP
We have served as the Company’s auditor since 2021.
Arlington, Virginia
April 10, 2026

HawkEye 360, Inc. and Subsidiaries
Consolidated Balance Sheets
(in thousands, except per share and share amounts)

	December 31,
	2025	2024
Assets
Current assets:
Cash and cash equivalents	92,686	67,179
Contract accounts receivable	32,320	11,577
Contract accounts receivable from related parties	20,969	67
Other accounts receivable	21	42
Inventory	4,025	—
Contract assets	4,639	54
Contract assets from related parties	4,748	4,701
Investments at fair value	—	39,716
Prepaid expenses and other current assets	9,183	3,453
Total current assets	168,591	126,789
Long-term assets:
Satellites, property and equipment, net	110,873	116,434
Intangibles, net	35,973	1,000
Goodwill	116,866	—
Operating lease - right-of-use-assets	15,403	8,789
Deposits	35,932	3,441
Restricted cash	4,587	4,587
Other long-term assets	1,715	—
Total long-term assets	321,349	134,251
Total assets	$489,940	$261,040
Liabilities, mezzanine equity and stockholders’ deficit
Current liabilities:
Accounts payable	18,486	10,609
Accrued expenses and other current liabilities	5,017	2,741
Accrued compensation payable	10,511	5,917
Contract liabilities	3,262	707
Current portion of operating lease liabilities	3,437	3,276
Total current liabilities	40,713	23,250
Long-term liabilities:
Long-term debt, net of unamortized debt issuance cost	46,315	—
Long-term contract liabilities	19,892	—
Other liabilities	23,800	—
Deferred tax liabilities	977	—
Warrant liabilities	4,267	362
Operating lease liabilities, net of current portion	12,893	6,509
Total long-term liabilities	108,144	6,871
Total liabilities	$148,857	$30,121
Commitment and contingencies - Note 17
Mezzanine equity
Redeemable, convertible preferred stock Series A - $.0001 par value, 24,947,154 shares authorized and issued as of December 31, 2025 and 2024 (aggregate liquidation preference of $30,400 as of December 31, 2025)	34,174	34,174
Redeemable, convertible preferred stock Series B - $.0001 par value, 11,574,841 shares authorized and issued as of December 31, 2025 and 2024 (aggregate liquidation preference of $70,000 as of December 31, 2025)	66,442	66,442
Redeemable, convertible preferred stock Series C - $.0001 par value, 6,960,439 shares authorized and issued as of December 31, 2025 and 2024 (aggregate liquidation preference of $55,001 as of December 31, 2025)	48,761	48,761

HawkEye 360, Inc. and Subsidiaries
Consolidated Balance Sheets
(in thousands, except per share and share amounts)

Redeemable, convertible preferred stock Series D - $.0001 par value, 12,857,720 shares authorized and issued as of December 31, 2025 and 2024 (aggregate liquidation preference of $151,000 as of December 31, 2025)	136,715	136,715
Redeemable, convertible preferred stock Series D-1 - $.0001 par value, 6,085,161 shares authorized and issued as of December 31, 2025 and 2024 (aggregate liquidation preference of $68,000 as of December 31, 2025)	58,894	58,894
Redeemable, convertible preferred stock Series E - $.0001 par value, 14,578,457 shares authorized and 5,567,364 shares issued and outstanding as of December 31, 2025 (aggregate liquidation preference of $106,020 as of December 31, 2025)	102,600	—
Total mezzanine equity	447,586	344,986
Stockholders' deficit
Common stock - $.0001 par value, 111,000,000 shares authorized and 4,168,374 shares issued and outstanding as of December 31, 2025 and 96,100,000 shares authorized and 3,831,787 shares issued and outstanding as of December 31, 2024	2	2
Additional paid-in-capital	39,336	34,433
Accumulated other comprehensive income	—	12
Accumulated deficit	(145,841)	(148,514)
Total stockholders' deficit	(106,503)	(114,067)
Total liabilities, mezzanine equity, and stockholders’ deficit	489,940	261,040
The accompanying notes are an integral part of these consolidated financial statements.

HawkEye 360, Inc. and Subsidiaries
Consolidated Statements of Operations
(in thousands except share and per share amounts)

	Year Ended December 31,
	2025	2024
Revenue	$98,743	$49,835
Revenue from related parties	18,917	17,724
Total revenue	117,660	67,559
Operating expenses:
Direct cost of sales, excluding depreciation and amortization	21,687	18,927
Indirect cost of sales and other expenses, excluding depreciation and amortization	2,092	1,421
Selling, general and administrative	46,291	31,919
Research and development	28,913	24,793
Depreciation and amortization	23,568	25,185
Total operating expenses	122,551	102,245
Loss from operations	(4,891)	(34,686)
Other income (expense):
Interest income	3,409	5,799
Interest expense	(304)	(177)
Other (expense) income, net	(2,274)	67
Total other income, net	831	5,689
Loss before income taxes	(4,060)	(28,997)
Income tax benefit	6,733	—
Net income (loss)	$2,673	$(28,997)
Preferred stock dividend	(2,224)	(2,224)
Income allocated to participating securities	(401)	—
Net income (loss) attributable to common shareholders	$48	$(31,221)
Net income (loss) per share of common stock, basic and diluted	$0.01	$(5.00)
Weighted-average shares outstanding, basic	7,511,429	6,249,867
Weighted-average shares outstanding, diluted	13,812,329	6,249,867
The accompanying notes are an integral part of these consolidated financial statements.

HawkEye 360, Inc. and Subsidiaries
Consolidated Statements of Comprehensive Income (Loss)
(in thousands)

	Year Ended December 31,
	2025	2024
Net income (loss) from continuing operations	$2,673	$(28,997)
Other comprehensive income (loss), before tax:
Unrealized (loss) gain on securities held for sale	(12)	12
Comprehensive income (loss), before tax	$2,661	$(28,985)
Income tax benefit related to items of comprehensive loss	—	—
Comprehensive income (loss), net of tax	$2,661	$(28,985)
The accompanying notes are an integral part of these consolidated financial statements.

HawkEye 360, Inc. and Subsidiaries
Consolidated Statements of Mezzanine Equity and Stockholders’ Deficit
(in thousands except share and per share amounts)

	Mezzanine Equity		Common Stock		Accumulated Other Comprehensive Income (Loss)	Additional Paid in Capital	Accumulated Deficit	Stockholders’ Deficit
	Redeemable Convertible Preferred Stock*
	Shares	Amount	Shares	Amount
Balance, December 31, 2023	62,425,315	$344,986	3,776,783	$2	$—	$31,533	$(119,517)	$(87,982)
Stock-based compensation	—	—	—	—	—	2,885	—	2,885
Exercise of stock options	—	—	55,004	—	—	15	—	15
Other comprehensive gain	—	—	—	—	12	—	—	12
Net loss	—	—	—	—	—	—	(28,997)	(28,997)
Balance, December 31, 2024	62,425,315	$344,986	3,831,787	$2	$12	$34,433	$(148,514)	$(114,067)
Stock-based compensation	—	—	—	—	—	4,290	—	4,290
Issuance of Series E preferred stock, net of issuance costs	5,567,364	102,600	—	—	—	—	—	—
Exercise of stock options and warrants	—	—	336,587	—	—	613	—	613
Other comprehensive loss	—	—	—	—	(12)	—	—	(12)
Net income	—	—	—	—	—	—	2,673	2,673
Balance, December 31, 2025	67,992,679	$447,586	4,168,374	$2	$—	$39,336	$(145,841)	$(106,503)

*Refer to consolidated balance sheets and Note 9 for details of the classes of historic preferred shares.
The accompanying notes are an integral part of these consolidated financial statements.

HawkEye 360, Inc. and Subsidiaries
Consolidated Statements of Cash Flows
(In thousands)

	Year Ended December 31,
	2025	2024
Cash flows from operating activities:
Net income (loss)	$2,673	$(28,997)
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities:
Depreciation and amortization	23,568	25,185
Amortization of debt issuance costs	120	179
Non-cash interest expense	20	—
Fair value loss on revaluation of warrants	2,270	—
Stock-based compensation	4,290	2,885
Non-cash lease expense	3,516	3,263
Changes in fair value of financial instruments and contingent liabilities	—	(68)
Realized loss on short-term investments	(12)	—
Changes in operating assets and liabilities, net of effect of acquisitions:
Contract accounts receivable	(18,686)	131
Contract accounts receivable from related parties	(20,903)	27
Other accounts receivable	21	—
Contract assets	2,142	2,800
Contract assets from related parties	(47)	(2,173)
Prepaid expenses and other assets	(37,805)	1,814
Operating lease liabilities	(3,585)	(2,679)
Accounts payable	6,614	8,544
Accrued expenses and other current liabilities	(1,549)	1,224
Accrued compensation payable	4,596	—
Contract liabilities	22,151	(169)
Deferred tax liabilities	(6,733)	—
Net cash (used in) provided by operating activities	(17,339)	11,966
Cash flows from investing activities:
Proceeds from redemption of investments	39,716	—
Purchase of short-term investments	—	(39,716)
Acquisition of business, net of cash acquired	(111,912)	—
Purchases of satellites, property and equipment	(11,067)	(35,751)
Net cash used in investing activities	(83,263)	(75,467)
Cash flows from financing activities:
Proceeds from long-term debt	48,600	—
Repayment of term loans	—	(10,500)
Payment of debt issuance cost	(704)	(199)
Proceeds from issuance of preferred stock	80,020	—
Payment of preferred stock issuance costs	(2,420)	—
Exercise of stock options / warrants	613	15
Payment of contingent consideration	—	(288)
Issuance of warrants	—	68
Net cash provided by (used in) financing activities	126,109	(10,904)
Net increase (decrease) in cash, cash equivalents and restricted cash	25,507	(74,405)
Cash, cash equivalents and restricted cash, beginning of period	71,766	146,171
Cash, cash equivalents and restricted cash, end of period	$97,273	$71,766

Reconciliation of cash, cash equivalents and restricted cash
Cash and cash equivalents	$92,686	$67,179
Restricted cash	4,587	4,587

HawkEye 360, Inc. and Subsidiaries
Consolidated Statements of Cash Flows
(In thousands)

Total cash, cash equivalents and restricted cash at the end of the period	$97,273	$71,766
Supplemental disclosures of cash flow information
Cash paid for interest	$—	$282
Operating cash outflows - payment on operating leases	3,579	3,027
Non-cash investing and financing activities
Series E Preferred Stock issued as consideration for ISA acquisition	25,000	—
Deferred consideration related to the ISA acquisition	23,800	—
Operating lease right-of-use assets obtained in exchange for lease liabilities	1,322	—
Unrealized loss on available-for-sale investments	—	(12)
Issuance of warrants	—	68
The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 1 – NATURE OF BUSINESS AND BASIS OF PRESENTATION
HawkEye 360, Inc. (the “Company”), formed in the State of Delaware in 2015, is a trusted signals intelligence (“SIGINT”) partner of the United States and its allies, committed to advancing national interests through the use of its innovative technology. The Company’s mission is to provide actionable, trusted, and valuable signals intelligence to the U.S. Government and allied international customers.
The Company provides secure end-to-end signals solutions which are tightly integrated into the fabric of national security architecture. As a trusted signals intelligence partner to the U.S. Government and international allies, the Company is the first space-enabled defense technology company to disrupt electronic warfare at scale. The Company delivers shareable, battlefield-proven radio frequency insights that support Warfighters during varied cycles of geopolitical volatility. The Company operates across the entire value chain, designing and building its own satellites, collecting data, and performing advanced processing and analysis, to deliver capabilities and insights to customers across the global allied defense landscape.
The Company’s offerings span the SIGINT value chain, comprising hardware and software solutions, comprehensive training programs, data products, embedded analysts for spectrum exploitation, and extensive data products. The Company’s offerings solve a breadth of mission requirements, including mission-critical defense and intelligence applications, humanitarian-oriented solutions, and sustainability-focused capabilities.
In December 2025, the Company completed its acquisition of Innovative Signal Analysis, Inc. (“ISA”). This acquisition enhances the Company’s existing offerings by providing multi-domain, real-time automated hosted payloads, expanded ground processing, and highly trusted development support for the signals intelligence community. ISA expands the Company’s processing capabilities and signal database into classified data, strengthening the Company’s relationship with the U.S. Government and the U.S. intelligence community. This acquisition allows the Company to combine unclassified satellite collectors with highly trusted classified algorithms, unlocking a larger national security augmentation market. Additionally, unclassified ISA algorithms and expertise enhance the Company’s signal processing platform, allowing the Company to offer improved, automated capabilities to an expanded set of customers.
The accompanying consolidated financial statements include the accounts of the Company’s wholly owned subsidiaries, HawkEye 360 Federal, Inc., Aurora Insight, Inc and ISA whose assets and liabilities were recognized at fair value from the date of acquisition. All intercompany accounts and transactions have been eliminated in consolidation.
Prior Year Reclassification
Prior-year amounts have been reclassified to conform to the current year presentation. For the year ended December 31, 2024, the Company reclassified certain amounts previously included in cost of sales to depreciation and amortization, direct cost of sales, excluding depreciation and amortization, and to indirect cost of sales and other expenses, excluding depreciation and amortization. In addition, certain amounts were reclassified from selling general and administrative expenses to depreciation and amortization. These reclassifications were made to improve comparability between periods and had no impact on previously reported net loss, total assets, total liabilities, stockholders’ deficit, or cash flows.
Correction of an Immaterial Error in Prior Period Financials
Also, during the preparation of the consolidated financial statements for the year ended December 31, 2025, the Company identified an immaterial share-based compensation error between selling general and administrative expense and additional paid-in capital (“APIC”) that originated in the year ended December 31, 2019, and remained uncorrected through the year December 31, 2024. The error originated from the accounting treatment of certain performance-based option grants. Accordingly, the Company corrected the presentation by reclassifying $0.1 million from accumulated deficit to APIC in the consolidated statements of stockholders’ deficit opening balances as of January 1, 2024. The Company recorded an increase of $0.4 million in selling, general and administrative expense, $0.3 million in direct cost of sales, and in research and development $0.6 in the consolidated statements of income (loss) for the year ended December 31, 2024. The Company also recorded $1.3 million to APIC related to the increase in share-based compensation expense in the consolidated balance sheet as of December 31, 2024. The Company evaluated the error and deemed it immaterial for all related periods both on an individual and cumulative basis.
Liquidity
The consolidated financial statements of the Company have been prepared on a going concern basis, which contemplates the realization of assets and the discharge of liabilities in the normal course of business. The Company held cash and cash equivalents of $92.7 million, excluding restricted cash, and held no available-for-sale investment securities as of December 31, 2025, compared to $67.2 million as of December 31, 2024. The Company maintains performance bonds in the form of letters of credit for international customers, reported as restricted cash.
The Company has incurred an accumulated deficit totaling $145.8 and $148.5 million as of December 31, 2025 and December 31, 2024, respectively. For the year ended December 31, 2025, the Company generated net income of $2.7 million, as compared to a net loss of $29.0 million for the year ended December 31, 2024. The Company generated negative cash flows from operating activities of $17.3 million in 2025, as compared to cash flows from operating activities of $12.0 million during 2024.
As of December 31, 2025, the Company had outstanding debt of $46.3 million. As of December 31, 2024, the Company had no outstanding debt. The Company entered into $46.3 million of these debt arrangements in connection with the ISA acquisition. The Company was not in compliance with certain debt covenants for its undrawn revolving credit facility as of December 31, 2024 (refer to Note 8 - Debt); however, the lender provided a waiver. As a result, the noncompliance was fully remedied. The Company was in compliance with all debt covenants as of December 31, 2025.
NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles (“U.S. GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported amounts of revenue and expenses in the consolidated financial statements and accompanying notes.
The Company’s most significant estimates and judgments involve the valuation of share-based compensation, including the fair value of common stock, allocation of stand-alone selling price used in revenue recognition, impairment of long-lived assets, and the fair value of certain equity instruments such as warrants. These estimates also include the assumptions used in accounting for business combinations, including the valuation of assets acquired and liabilities assumed in connection with the ISA acquisition. Management bases its estimates on historical experience and on various other assumptions believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. The Company periodically reviews its estimates and makes adjustments when facts and circumstances dictate. To the extent that there are material differences between these estimates and actual results, our financial condition or results of operations will be affected.

Segment Reporting
The Company reports financial and operating results as a single segment based on the consolidated information used by the chief operating decision-maker (“CODM”) to allocate resources and to evaluate financial performance. The Company does not manage its business or allocate its resources based on the products or services it offers to its customers. Rather, the Company focuses on delivering quality products and services that meet the needs of each customer. The Company adopted Accounting Standards Update (“ASU”) 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, on a retrospective basis. At the present time, the Company identifies as a single operating and reportable segment.
Concentration of Credit Risk
Financial instruments which potentially subject the Company to concentrations of credit risk consist of cash and cash equivalents, restricted cash, investments, and trade receivables. At times, such cash may be in excess of the FDIC limit. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents as the Company’s cash and cash equivalents are placed with high-credit quality financial institutions and issuers. To date, the Company has not experienced any credit loss relating to its cash and cash equivalents.
With respect to contract accounts receivable, the Company routinely assesses the financial strength of its customers and, therefore, believes that the receivable credit risk exposure is limited.
The Company has a concentration of contractual revenue arrangements with governmental agencies and commercial entities. Entities under common control are reported as single customers. The Company had the following customers whose revenue and accounts receivable balances individually represented 10% or more of the Company’s total revenue and/or accounts receivable:

	As of and for the Year Ended December 31,		As of and for the Year Ended December 31,
	2025		2024
	Revenue	Accounts Receivable	Revenue	Accounts Receivable
Customer A	34%	<10%	14%	<10%
Customer B	16%	60%	21%	<10%
Customer C	11%	<10%	16%	14%
Customer D	<10%	<10%	7%	14%
Customer E	<10%	16%	6%	13%
Customer F	<10%	<10%	10%	<10%
Customer G	<10%	<10%	<10%	23%
The Company’s accounts receivable from related parties as of December 31, 2025 and 2024 was $21.0 million and $0.1 million, respectively.
Restricted Cash
The Company holds restricted cash balances as collateral on performance bonds in the form of letters of credit for one of its international customers. This is reported as restricted cash on the consolidated balance sheets.
Cash and Cash Equivalents
The Company considers all highly liquid investments with a maturity of three months or less at the time of purchase to be cash equivalents. Cash and cash equivalents include cash held in banks, money market accounts, and highly liquid investments with original maturities of three months or less when purchased. Cash equivalents are carried at cost, which approximates fair value due to their short-term nature.
Contract Accounts Receivable
Contract accounts receivable are generated primarily from contracts with U.S. government agencies, international government agencies and commercial clients, both domestic and international. Trade receivables represent invoices that have been prepared based on contract terms and submitted to the customer. Trade receivables are considered past due if the invoice has been outstanding for more than 30 days.
Accounts receivables represent amounts billed and due from customers and billable when there is an unconditional right to the consideration in accordance with respective contractual terms. The amounts are stated at their net realizable value. The Company estimates an allowance for credit loss to reflect the amount of receivables that will not be collected.
The Company maintains the majority of its accounts receivable with a limited number of customers. As of December 31, 2025, 76% was due from two major customers and as of December 31, 2024, 74% of the Company’s accounts receivable were due from five major customers.
The Company’s contract accounts receivable (including contract accounts receivable from related parties) as of December 31, 2025, was $53.3 million, as compared to $11.7 million as of December 31, 2024.
The Company establishes allowances for credit losses in accounts receivable and contract assets. To measure expected credit losses, management considers historical collectability based on past due status as well as market conditions and forecasts of future economic conditions to inform potential adjustments to historical loss data. In addition, the Company records allowance for credit losses for specific receivables that are deemed to have a higher risk profile than the rest of the respective pool of receivables, such as concerns about a specific customer’s inability to meet its financial obligations. The adequacy of these allowances is assessed regularly through consideration of factors on a collective basis where similar characteristics exist and on an individual basis. Historically, the Company has not had any material or significant write offs. Management does not consider an allowance necessary as of December 31, 2025 and 2024.
Inventory
Inventory is stated at the lower of cost and net realizable value using the first-in, first-out (“FIFO”) method. Inventories consist primarily of raw materials and finished goods for use in the Company’s government contracts. The Company periodically evaluates the carrying value of inventory, considering factors such as its physical condition, sales patterns, and demand in order to estimate the amount necessary to write down any slow moving, obsolete or damaged inventory. As of December 31, 2025, there were no reserves for inventory. Inventory as of December 31, 2025, consisted of the following:

Raw materials	$3,230
Work-in-process	599
Finished goods	196
Total inventory	$4,025
Investments
The Company’s investments are primarily comprised of U.S. Treasury and U.S. Government Bonds. The primary objective of these investments is to preserve capital and liquidity. The Company’s short-term investments have been classified as available-for-sale securities. Available-for-sale securities with remaining maturities of less than one year and those identified by management at the time of purchase to be used to fund operations within one year are classified as short-term. Management determines the appropriate classification of its investments at the time of purchase and reevaluates classification at each balance sheet date. The Company’s investments are carried at fair value, with changes in the fair value of available-for-sale securities included in accumulated other comprehensive loss unless decreases in value are deemed to be other than temporary, in which case they would be recognized in operations. The Company limits its credit exposure through diversification and by restricting its investments to highly rated securities.
Satellites, Property, and Equipment
Satellites, property, and equipment are stated at historical cost, less accumulated depreciation and amortization, except if acquired via a business combination, in which case the assets are recorded at fair value at the acquisition date. Capitalized costs consist primarily of the costs to construct satellites including materials, launch services, insurance, interest, and labor cost incurred during the construction period.
Depreciation and amortization charges start on the date an asset is placed in service. For satellites, the commission date is considered the in-service date. Depreciation and amortization are recognized over the estimated useful lives of the asset ranging from two to five years using the straight-line method. Amortization of leasehold improvements is computed using the straight-line method over the shorter of the useful lives of the improvement or the term of the related lease. Satellite builds in progress are not depreciated as they have not been placed into service.
Satellites, property, and equipment are depreciated or amortized based upon the following estimated useful lives:

Estimated useful lives in years
Satellites	2 to 5
Machinery and equipment	5
Computer equipment	3
Software	3
Furniture and fixtures	5
Leasehold improvements	Lesser of lease term or life of improvement
Maintenance and repairs are charged to expense as incurred.
Leases
The Company determines whether a contract is or contains a lease at contract inception by evaluating whether substitution rights exist and whether the Company obtains substantially all of the benefits and directs the use of the identified asset. When the Company determines a lease exists, the Company records a right-of-use asset and corresponding lease liability in the consolidated balance sheets. Right-of-use assets represent the Company’s right to use an underlying asset for the lease term. Lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Right-of-use assets are recognized at the commencement date of the lease at the value of the lease liability, adjusted for any prepayments, lease incentives received, and initial direct costs incurred.
Lease liabilities are recognized at the commencement date of the lease based on the present value of remaining lease payments over the lease term. As the discount rate implicit in the lease is not readily determinable in most leases, the Company uses its incremental borrowing rate based on the information available at the commencement date of the lease in determining the present value of lease payments.

Lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option.
The Company does not record lease contracts with a lease term of 12 months or less on its consolidated balance sheets. Fixed lease expenses associated with these short-term contracts are expensed on a straight-line basis over the lease term.
The Company recognizes lease expense for operating leases on a straight-line basis over the lease term. The Company has lease agreements with non-lease components that relate to the lease components. The Company accounts for the lease and non-lease components as a single lease.
Some leasing arrangements require variable payments that are dependent on usage, output, or may vary for other reasons, such as insurance and tax payments. These variable lease costs are recognized as incurred over the lease term.
The Company does not include significant restrictions or covenants in lease agreements, and residual value guarantees are generally not included within the Company’s leases.
Intangible Assets, Net
Intangible assets consist of purchased intangible assets including trade name, customer contracts, and developed technology and are amortized over their useful lives using the straight-line method of amortization. The Company evaluates the recoverability of intangible assets periodically by considering events or circumstances that may warrant revised estimates of useful lives or that indicate the asset may be impaired.
Goodwill
Goodwill represents the excess of purchase price and related costs over the value assigned to the net tangible and identifiable intangible assets of businesses acquired. Goodwill is reviewed annually on the first day of the fourth quarter of each year (or more frequently if impairment indicators arise) for impairment. To review for impairment, the Company first assesses qualitative factors to determine whether events or circumstances lead to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. In performing this assessment, the Company’s evaluation of the recoverability of goodwill, whether performed annually or based on specific events or circumstances, considers various macroeconomic, industry-specific and company-specific factors.
After assessing the totality of events and circumstances, if determined that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, no further assessment is performed. If the Company determines that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the Company will calculate the fair value of that reporting unit and compare the fair value to the reporting unit’s net book value. If the fair value of the reporting unit is greater than its net book value, there is no impairment. Otherwise, a goodwill impairment charge will be recorded for the amount by which the carrying value of the reporting unit exceeds its fair value up to the amount of the goodwill. Determining the fair value of a reporting unit involves the use of significant estimates and assumptions. See further discussion in Note – 6 Intangible assets and Goodwill.
Impairment of Long-lived Assets
The Company reviews long-lived assets, including satellites, property, and equipment, and finite-lived intangible assets, for impairment whenever events or changes in circumstances indicate that an asset group’s carrying amount may not be recoverable. The Company conducts its long-lived asset impairment analysis in accordance with Accounting Standards Codification (“ASC”) 360-10, Impairment or Disposal of Long-Lived Assets, which requires the Company to group assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities and evaluate the asset group against the sum of the undiscounted future cash flows. If the undiscounted cash flows do not indicate the carrying amount of the asset group is recoverable, an impairment charge is measured as the amount by which the carrying amount of the asset group exceeds its fair value.
There were no impairment charges for the years ended December 31, 2025 and 2024.
Business Combinations
The Company accounts for business combinations under the acquisition method of accounting. Under this method, acquired assets, including separately identifiable intangible assets, and any assumed liabilities are recorded at their acquisition date estimated fair value. The excess of purchase price over the fair value amounts assigned to the assets acquired and liabilities assumed is recorded as goodwill. When the consideration transferred by the Company in a business combination includes assets or liabilities resulting from a contingent consideration arrangement, the contingent consideration is measured at its acquisition date fair value and included as part of the consideration transferred in the business combination with subsequent fair value adjustments recorded in results of operations. These fair value determinations require judgment and involve the use of significant estimates and assumptions, including assumptions with respect to the selection of valuation methodologies, estimates of future cash inflows and outflows, discount rates, and selection of comparable companies. During the measurement period, which may be up to one year from the acquisition date, if the initial accounting for a business combination is incomplete, the Company may record adjustments to the fair value of assets acquired and liabilities assumed, with a corresponding offset to goodwill. Transaction expenses incurred in connection with a business combination, other than costs associated with the issuance of debt or equity securities, are expensed as incurred. The operating results of acquired businesses are included in the Company’s results of operations beginning as of their effective acquisition dates.
Mezzanine Equity
Preferred stock agreements entered into which entitle the stockholders to a proportionate share in the fair value of the Company, similar to a shareholder, including a share in profit or loss, according to an agreed participation rate, are classified as mezzanine equity pursuant to ASC 480, Distinguishing Liabilities from Equity (“ASC 480”), and ASC 815, Derivatives and Hedging (“ASC 815”). The stockholder interests are evaluated for equity or mezzanine classification based upon the nature of the partnership settlement provisions which unilaterally provided the Company the option to settle the obligation in cash or a variable number of shares. However, when a settlement in shares cannot always be presumed, irrespective of probability of the event occurring, a classification outside of stockholders' deficit is required. Mezzanine equity was initially measured at fair value and subsequently at the redemption value at each reporting period, which represents the proceeds resulting from an exit event, such as a trade sale or initial public offering.
Fair Value Measurements
ASC 820, Fair Value Measurements and Disclosures (“ASC 820”), clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based upon assumptions that market participants would use in pricing an asset or liability.
As a basis for considering such assumptions, ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:
Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Company can access at the measurement date.
Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect the Company’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.
The fair value measurement of an asset or liability within the fair value hierarchy is determined based on the lowest level of any input that is significant to the measurement. The Company believes its valuation methods are appropriate and consistent with other market participants, however the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The Company’s financial instruments consist of cash and cash equivalents, restricted cash, investments, contract accounts receivable, debt, accounts payable, contingent consideration, deferred consideration related to business combinations and warrants. The carrying value of cash and cash equivalents, restricted cash, contract accounts receivable, other accounts receivable, accounts payable, and accrued expenses and other liabilities approximate their fair value due to the relatively short maturity of these instruments. The carrying value of the debt approximates its fair value as of December 31, 2025 as the debt was entered into on December 18, 2025.
The fair value of investments is determined by quoted market prices, which are determined to be Level 1 inputs.
The fair value of the contingent consideration and at-the-money warrants is classified as a Level 3 measurement within the fair value hierarchy, as it relies on significant inputs that are not observable in the market. These valuations use assumptions and estimates that the Company believes market participants would apply in determining fair value. The Company assesses these assumptions and estimates on an on-going basis as additional data impacting the assumptions and estimates are obtained. Changes in the fair value of the contingent consideration and at-the-money warrants related to updated assumptions and estimates are recognized within the consolidated statement of operations and comprehensive loss in other income, net.
Revenue Recognition
The Company recognizes revenue in accordance with ASC 606, Revenue from Contracts with Customers (“ASC 606”). In accordance with ASC 606, revenue is recognized when a customer obtains control of promised goods and services. The core principle of the standard is that the Company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. To achieve that core principle, the Company applies the following five-step model:
1)Identify the contract with the customer
2)Identify the performance obligations in the contract
3)Determine the transaction price
4)Allocate the transaction price to the performance obligations in the contract
5)Recognize revenue when (or as) each performance obligation is satisfied
Identify the contract with the customer: A contract with a customer exists when (i) the Company enters into an enforceable contract with a customer that defines each party’s rights regarding the goods or services to be transferred and identifies the related payment terms, (ii) the contract has commercial substance, and (iii) the Company determines that collection of substantially all consideration for goods and services that are transferred is probable based on the customer’s intent and ability to pay the promised consideration. The Company applies judgment in determining the customer’s intent and ability to pay, which is based on a variety of factors including the customer’s historical payment experience, or in the case of a new customer, published credit and financial information pertaining to the customer.

The Company evaluates contract modifications for the impact on revenue recognition when they have been approved by both parties such that the enforceable rights and obligations under the contract have changed. Contract modifications are either accounted for using a cumulative effect adjustment or prospectively over the remaining term of the arrangement. The determination of which method is more appropriate depends on the nature of the modification, which the Company evaluates on a case-by-case basis.
The Company combines two or more contracts entered into at, or near the same time, with the same customer and accounts for them as a single contract if (i) the contracts are negotiated as a package with a common commercial objective, (ii) the amount of consideration to be paid in one contract depends on the price or performance of the other contract, or (iii) some or all of the goods or services in one contract would be combined with some or all of the goods and services in the other contract into a single performance obligation. If two or more contracts are combined, the consideration to be paid is aggregated and allocated to the individual performance obligations without regard to the consideration specified in the individual contracts.
Identify the performance obligations in the contract: Performance obligations promised in a contract are identified based on the goods and services that will be transferred to the customer that are both capable of being distinct, whereby the customer can benefit from the good or service either on its own or together with other available resources, and are distinct in the context of the contract, whereby the transfer of the good or service is separately identifiable from other promises in the contract. To the extent a contract includes multiple promised goods and services, the Company applies judgment to determine whether promised goods and services are capable of being distinct and distinct in the context of the contract. If these criteria are not met, the promised goods and services are accounted for as a combined performance obligation.
In agreements where the Company provides its services to customers in conjunction with another party, the Company considers if it provides the service itself (i.e., the Company is acting as a principal and will record revenue on a gross basis) or arranges for such service to be provided to the end user (i.e., the Company is acting as an agent and will record revenue on a net basis).
Determine the transaction price: The transaction price is determined based on the consideration the Company expects to be entitled in exchange for transferring promised goods and services to the customer. Determining the transaction price requires significant judgment. To the extent the transaction price includes variable consideration, the Company estimates the amount of variable consideration that should be included in the transaction price utilizing either the expected value method or the most likely amount method depending on the nature of the variable consideration. Variable consideration is included in the transaction price if, in the Company’s judgment, it is probable that a significant future reversal of cumulative revenue recognized under the contract will not occur.
Certain contracts contain award fees, incentive fees, or other provisions that can either increase or decrease the transaction price. These variable amounts are generally awarded at the completion of a contractually stipulated performance assessment period based on the achievement of performance metrics, program milestones or cost targets, and the amount awarded may be subject to client discretion.
Any estimates, including the effect of the constraint on variable consideration, are evaluated at each reporting period. The amount of consideration is not adjusted for a significant financing component if the time between payment and the transfer of the related good or service is expected to be one year or less under the practical expedient in ASC 606-10-32-18. The Company’s revenue arrangements are typically accounted for under such expedient. As of December 31, 2025 and 2024, the Company did not have any contracts that contained a significant financing component. The Company excludes tax amounts assessed by governmental authorities that are both (i) imposed on and concurrent with specific revenue-producing transactions and (ii) collected from customers from the Company’s measurement of transaction prices. Accordingly, such tax amounts are not included as a component of transaction price.

Allocate the transaction price to performance obligations in the contract: A contract that has multiple performance obligations has multiple units of accounting. With limited exceptions, the transaction price should be allocated to each performance obligation at contract inception based on the relative standalone selling price (“SSP”) of the goods or services – the price at which the Company would sell a promised good or service separately to a customer – being provided to the customer. This allocated revenue amount may differ from the contractually stated price. This allocation assessment ensures that if there is a discount embedded within an arrangement due to the customer buying multiple goods or services, such a discount is proportionally allocated to each performance obligation to most faithfully depict the different margins in an overall contract.
The Company determines SSP at the inception of a contract based on observable standalone sales, or, if no standalone sales have occurred, estimates SSP by maximizing observable inputs. The Company uses a range of prices to estimate the SSP of a good or service as a large portion of the standalone sales fall within a narrow range. If the stated contractual prices fall within the SSP ranges, the Company uses the stated contractual price as the SSP in its allocation calculations. However, if the stated contractual price for any performance obligations within a given contract fall outside of the SSP range for that performance obligation, the SSP is adjusted to the outer limit nearest to the stated contractual price in order to allocate the transaction price on a relative SSP basis (e.g., if the contract price is below the SSP range, then the lower limit of the range is used to allocation the transaction price).
For data collection subscriptions, since the performance obligations to transfer control of data collections are all transfers of distinct goods that are substantially the same as each other, the contract value per data / product is effectively the same as the relative SSP allocation to each product, and the per unit rate can be used as a practical proxy for the allocation. Therefore, the Company will allocate the transaction price evenly to each data collection performance obligation.
Once the standalone selling prices have been estimated and revenue is allocated to the obligations, the allocation methodology is not revised for changes in estimates unless there is a contract modification that changes the scope and/or price of the contract.
Recognize revenue when (or as) each performance obligation is satisfied: The Company satisfies performance obligations either at a point in time or over time. The Company generally recognizes revenue at a point in time when a performance obligation is satisfied or over time as control is transferred to a client, based on the extent of progress towards satisfaction of the performance obligation. The selection of the method used to measure progress requires judgment and is dependent, among other factors, on the contract type and the nature of the services provided.
For time-and-materials contracts, the Company uses the right-to-invoice practical expedient to recognize revenue earned based on hours worked in contract performance at negotiated billing rates as the Company believes this amount is commensurate with the value transferred to the customer. Fixed-price level-of-effort contracts are substantially similar to time-and-materials contracts except that the Company is required to deliver a specified level of effort over a stated period of time. For these contracts, the Company determines the revenue earned using contract hours worked at negotiated bill rates as the Company delivers the contractually required workforce.
For certain cost-based contracts that meet the criteria for the right-to-invoice practical expedient to be used as the Company believes this amount is commensurate with the value transferred to the customer, the Company recognizes revenue based on the amount to which the Company has a contractual right to invoice which is typically costs incurred plus contractually-stipulated fixed fees. Cost-based contracts may include variable consideration which is allocated to the distinct periods in which they relate to and recognized in that period.
For certain fixed-price and cost-plus-award-fee contracts requiring the delivery of a product or service, the Company uses the percentage-of-completion method to estimate the amount of revenue, based on the ratio of actual costs incurred to total estimated costs, provided that costs incurred (an input method) represents a reasonable measure of progress towards the satisfaction of a performance obligation and transfer of control to the customer. This method provides a faithful depiction of the transfer of value to the client when the Company is satisfying a performance obligation that entails integration of tasks for a combined output, which requires the Company to coordinate the work of employees, subcontractors and delivery of other contract costs. Contract costs that are not reflective of the Company’s progress toward satisfying a performance obligation are not included in the calculation of the measure of progress. When this method is used, the changes in estimated costs to complete the obligations result in adjustments to revenue on a cumulative catch-up basis, which causes the effect of revised estimates for prior periods to be recognized in the current period.
In some fixed-price service contracts, the Company performs services of a recurring nature, such as maintenance and other services of a “stand ready” nature. For these contracts, the Company has the right to consideration in an amount that corresponds directly with the value that the client has received. Therefore, the Company records revenue on a time-elapsed basis to reflect the transfer of control to the client throughout the contract.
Point in Time: Data / Product Delivery
Each individual data / product delivered to the customer transfers at a point in time as the customer does not simultaneously receive and consume the benefit as the Company performs, but rather receives a benefit at each point in time that the Company transfers data to the customer. Additionally, the customer does not own work-in-progress as the Company collects data, as the Company retains rights to the underlying data and transfers a copy of the data to the customer. Since the Company owns the underlying data, they are able to redirect the data for other use and provide copies of the same data to other customers. Therefore, each data delivery is transferred at a point in time. As such, the transaction price allocated to the data is required to be recognized at a point in time upon transfer of control to the customer. The Company deems control transfers to the customer when the data is delivered to the customer’s AWS S3 bucket, or upon physical delivery to the customer. The perpetual license to the data begins at the same point of delivery.
Over time: Professional Services – time and material arrangements
The Company performs engineering services, systems integration and mission support under time and material arrangements that are recognized over time. For time-and-materials contracts, the Company uses the right-to-invoice practical expedient to recognize revenue earned based on hours worked in contract performance at negotiated billing rates as the Company believes this amount is commensurate with the value transferred to the customer. Fixed-price level-of-effort contracts are substantially similar to time-and-materials contracts except that the Company is required to deliver a specified level of effort over a stated period of time. For these contracts, the Company determines the revenue earned using contract hours worked at negotiated bill rates as the Company delivers the contractually required workforce.
Over time: Professional Services – fixed fee arrangements
The Company performs engineering services, systems integration and mission support under fixed-fee arrangements that are recognized over time. The Company uses the percentage-of-completion method to estimate the amount of revenue, based on the ratio of actual costs incurred to total estimated costs, provided that costs incurred (an input method) represents a reasonable measure of progress towards the satisfaction of a performance obligation and transfer of control to the customer. This method provides a faithful depiction of the transfer of value to the client when the Company is satisfying a performance obligation that entails integration of tasks for a combined output, which requires the Company to coordinate the work of employees, subcontractors and delivery of other contract costs.

Over Time: Professional Services – general support services and dedicated analytics support
The general support services and dedicated analytics support are accounted on an over time recognition pattern. The nature of these services is to provide unspecified support as requested by the customer. That is, the Company provides daily support and services are expected to be provided evenly throughout the term of the arrangement. Therefore, the Company utilizes a time-elapsed measure of progress.
Over Time: Professional Services – Cost-plus-fixed-fee arrangements
The Company performs engineering services, systems integration and mission support under cost-plus-fixed-fee arrangements that are recognized over time as costs are incurred. Progress toward completion is measured using a cost-to-cost input method, reflecting the transfer of control as costs are incurred and billed.
Over Time: Training
The Company’s training services are accounted for as performance obligations that is satisfied over time, as customers simultaneously receive and consume the benefits of the services as they are performed.
Point in Time or Over Time: Professional Services – studies
Professional services related to studies represent a single performance obligation that is satisfied over time or at a point in time depending on the nature of the study being contracted. The studies do not create an asset with an alternative use to the Company, as they are developed based on facts and circumstances that are specific to each customer, resulting in a practical limitation on the Company’s ability to readily direct the asset to another customer. In certain agreements, the Company has an enforceable right to payment for performance completed to date, including reimbursement of costs incurred plus a reasonable margin, which approximates the profit margin earned on similar contracts and is typically structured on a time-and-materials basis. Accordingly, revenue for these types of studies is recognized over time. In other cases. the Company enters into fixed price contracts to provide studies, for which either the customer does not control the in-process study or the Company does not have an enforceable right to payment for progress completed to date. These performance obligations are recognized at a point in time.
The Company measures progress toward completion using an input method based on a cost-to-cost measure, which management believes best depicts the transfer of control of the services to the customer. Under this method, progress is measured as the ratio of costs incurred to date relative to total estimated costs at completion of the performance obligation. Estimating total costs at completion requires management judgment and includes assumptions related to material costs and availability, labor costs and productivity, and overhead allocations.
The Company maintains arrangements with resellers, including exclusive resellers, who sell its data product to end users. Revenue under resell arrangements is generally recognized net of any reseller discounts, as the reseller is considered our customer, when the products are delivered to the reseller, provided all other revenue recognition criteria are met.
Contract Balances
When the timing of the Company’s delivery of products or services is different from the timing of payments made by customers, the Company recognizes either a contract asset (performance precedes contractual due date) or a contract liability (customer payment precedes performance).

Contract costs
The Company recognizes a current asset for the incremental costs of obtaining a contract with a customer if the Company expects the benefit of those costs to be longer than one year. The Company has determined that there are no costs to fulfill a contract that meets the requirements to be capitalized, as a result, there are no unamortized capitalized costs as of December 31, 2025, nor December 31, 2024, respectively.
The Company applies a practical expedient to expense costs as incurred for costs to obtain a contract when the amortization period is one year or less.
Payment Terms
The Company’s standard payment terms are negotiated in the contract and range from 30 to 90 days.
Warranties
The Company’s standard End User License Agreement generally includes an assurance-based warranty provision that the product delivered or services rendered will conform with published specifications.
Direct cost of sales, excluding depreciation and amortization
Cost of sales primarily includes employee-related costs for personnel involved in the execution of customer contracts, such as salaries, benefits, bonuses, and stock-based compensation. Cost of sales also includes travel and accommodation costs, certain storage and computing expenses, and costs from professional services, including costs paid to subcontractors, solution partners and certain third-party fees which directly relate to revenue generating contracts.
Indirect cost of sales, excluding depreciation and amortization
Indirect cost of sales includes expenses such as indirect engineering labor, indirect travel, allocated indirect fringe costs and other expenses and departmental costs that are related to the fulfillment of contract expenses but are not directly attributable to a single revenue-related contract. For certain governmental contracts that are governed by Cost Accounting Standards (“CAS”) requirements, these costs are considered expenses which are allowable and included in our total estimated contract cost allocation.
Selling, general and administrative expenses
Selling, general and administrative expenses primarily consist of employee-related costs including salaries, stock-based compensation, and benefits for legal, finance, information technology, sales, and human resources staff which are otherwise not allocated to indirect cost of sales for our CAS contracts. Expenses also consist of consultant expenses, sales commissions, costs associated with professional services, marketing events, and office occupancy-related costs. Marketing costs totaled $2.3 million and $1.7 million for the years ended December 31, 2025 and December 31, 2024, respectively.
Research and development expenses
Research and development costs consist of hardware and software research and development including designing, developing, and testing new satellite and sensor technology and data science modeling and algorithm development related to the Company’s platform. The Company’s research and development expenses consist of employees’ salaries, taxes and benefits, consultant expenses, certain software and storage expenses, and materials and supplies which are otherwise not allocated to indirect cost of sales for our CAS contracts.

Depreciation and amortization
Depreciation and amortization costs include the depreciation of satellites, machinery, and equipment, as well as the amortization of finite-lived licenses and patents, trade names, and government contracts and developed technology.
Other (expense) income, net
Other non-operating (expense) income, net includes adjustments to fair value associated with the contingent earnout liability recorded upon the Aurora Acquisition, realized gains or losses on the sale of available for sale debt securities, gains and losses arising from foreign currency transactions, and fair value gains and losses on warrant liabilities.
Income Taxes
Deferred taxes are calculated using the liability method, whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all the deferred tax assets will not be realized.
Deferred tax assets and liabilities are adjusted for the effects of changes in laws and rates on the date of enactment.
In connection with the preparation of the Company’s consolidated financial statements, it is required to estimate its income tax liability for each of the tax jurisdictions in which it operates. This process involves estimating its actual current income tax expense and assessing temporary differences resulting from differing treatment of certain income or expense items for income tax reporting and financial reporting purposes. The Company also recognizes the expected future income tax benefits of net operating loss (“NOL”) carryforwards as deferred income tax assets. In evaluating the realizability of deferred income tax assets, the Company considers, among other things, expected future taxable income, the expected timing of the reversals of existing temporary reporting differences, and the expected impact of tax planning strategies that may be implemented to prevent the potential loss of future income tax benefits. Changes in, among other things, income tax legislation, statutory income tax rates or future taxable income levels could materially impact the Company’s valuation of income tax assets and liabilities and could cause its income tax provision to vary significantly among financial reporting periods. The Company has documented its consideration of Financial Accounting Standards Board (“FASB”) ASC 740-10, Income Taxes (“ASC 740”), that provides guidance for reporting uncertainty in income taxes and has determined that no material uncertain tax positions qualify for either recognition or disclosure in the consolidated financial statements.
Share-Based Compensation
The Company accounts for share-based compensation in accordance with ASC 718, Compensation – Stock Compensation (“ASC 718”). Under ASC 718, share-based payments involving the issuance of common stock to employees and nonemployees that qualify as equity-classified awards are recognized as share-based compensation in the consolidated financial statements, measured at fair value on the grant date. The Company may grant stock options, stock appreciation rights, stock awards, restricted stock units, performance awards, or other stock-based awards to employees.
The Company uses the Black-Scholes option-pricing model to determine the fair value of stock options on the grant date. The calculation of the fair value of stock options using the Black-Scholes model requires certain highly subjective inputs and assumptions, including the length of time grantees will retain their vested stock options before exercising them for employees and the contractual term for non-employees (the “expected term”), the volatility of the Company’s common stock price over the expected term, risk-free interest rate, dividend yield, and fair value of common stock. The Company has elected to recognize the adjustment to share-based compensation expense in the period in which forfeitures occur.
The inputs and assumptions used in the Black-Scholes option-pricing model are management’s best estimates, but the estimates involve inherent uncertainties and the application of management judgment (see Note 11). As a result, if other assumptions had been used, the recorded share-based compensation expense could have been materially different from that depicted in the consolidated financial statements.
Time-based options
For time-based option awards the Company recognizes compensation cost on a straight-line basis over the requisite service period of the awards for employees, which is typically the four-year vesting period of the award, and effective contract period specified in the award agreement for non- employees.
Performance-based options
The Company maintains a share-based compensation plan under which it grants performance-based stock options to certain employees and executives. The options vest over one to four years, contingent upon the achievement of specified performance criteria established by the Company’s Board of Directors or Compensation Committee. The performance conditions are based on financial and operational metrics such as revenue growth, earnings per share, or other key business milestones. The Company reassesses the likelihood of meeting the performance conditions at each reporting period and recognizes compensation expense only for those options that are expected to vest. Compensation expense for awards with performance conditions is recognized over the requisite service period, which is typically the period from the grant date to the date the performance condition is expected to be satisfied. If it is determined that the performance condition is not probable of being achieved, no expense is recognized, and previously recognized compensation cost is reversed. If the performance condition is ultimately achieved, any remaining unrecognized compensation cost is recognized immediately
Restricted Stock Units (“RSUs”)
In 2025, the Board awarded and issued RSUs. These RSUs contain a four-year ratable vesting from the grant date and are contingent based upon either an IPO or a change of control occurring within the next five years from the grant date. As these awards vest based upon an IPO or change of control event no amounts were expensed for the year ended December 31, 2025. Assuming the vesting conditions are met, the Company recognizes 25% in the first year granted and then on a straight-line basis over the remaining period.
Warrants
The Company applies relevant accounting guidance for warrants to purchase the Company’s stock based on the nature of the relationship with the counterparty. For warrants issued to investors or lenders in exchange for cash or other financial assets, the Company follows guidance issued within ASC 480, Distinguishing Liabilities from Equity (“ASC 480”), and ASC 815, Derivatives and Hedging (“ASC 815”), to assist in the determination of whether the warrants should be classified as a liability or equity. Warrants that are determined to require classification as a liability are measured at fair value upon issuance and are subsequently remeasured to their then fair value at each subsequent reporting period, with changes in fair value recorded in current earnings. Warrants that are determined to require equity classifications are measured at fair value upon issuance and are not subsequently remeasured unless they are required to be reclassified.
For warrants issued to non-employees for goods or services, or to customers as non-cash consideration, the Company follows guidance issued within ASC 718 to determine whether the share-based payments are equity or liability classified and are measured at fair value on the grant date. The related expense or reduction in transaction price is recognized in the same period and in the same manner as if the Company had paid cash for the goods or services, or in the same manner that transfer of control of the related performance obligations occurs.
Net Income (Loss) Per Share
The Company follows the two-class method when computing net income (loss) per share since the Company has issued shares that meet the definition of participating securities. The two-class method determines net loss per share for each class of common and participating securities according to dividends declared or accumulated and participation rights in undistributed earnings. The two-class method requires income available to common stockholders for the period to be allocated between common and participating securities based on their respective rights to receive dividends as if all income for the period had been distributed.
Basic net income (loss) per share attributable to common stockholders is calculated by dividing net income (loss) attributable to common stockholders (the numerator) by the weighted average number of common shares outstanding for the period (the denominator). Diluted net income (loss) attributable to common stockholders is computed by adjusting net income (loss) attributable to common stockholders to reallocate undistributed earnings based on the potential impact of dilutive securities and is calculated by dividing the diluted net income (loss) attributable to common stockholders (the numerator) by the weighted average number of common shares outstanding for the period (the denominator), including potential dilutive common shares. For the purpose of this calculation, potential dilutive common shares may include shares of convertible preferred stock, stock options, and warrants. The Company’s preferred stock contractually entitles the holders of such shares to participate in dividends on a one-to-one per-share basis but contractually does not require the holders of such shares to participate in losses of the Company. In periods in which the Company reports a net loss attributable to common stockholders, diluted net loss per share attributable to common stockholders is the same as basic net loss per share attributable to common stockholders, since potentially dilutive common shares are considered to be anti- dilutive.
Recently Adopted Authoritative Guidance:
Recently Adopted
In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The ASU improves the transparency of income tax disclosures by requiring (1) consistent categories and greater disaggregation of information in the rate reconciliation and (2) income taxes paid disaggregated by jurisdiction. It also includes certain other amendments to improve the effectiveness of income tax disclosures. The guidance is effective for annual periods beginning after December 15, 2024. The Company adopted ASU 2023-09 retrospectively for the year ended December 31, 2025. The adoption impacted disclosures only and did not have a material impact on the Company’s consolidated financial statements. See Note 15 – Income Taxes for further detail.
Not Yet Adopted
On September 18, 2025, the FASB issued ASU No. 2025-06, Intangibles—Goodwill and Other— Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software. The amendments remove all references to prescriptive and sequential software development stages (referred to as “project stages”) throughout Subtopic 350-40. Therefore, an entity is required to start capitalizing software costs when both of the following occur: (1) management has authorized and committed to funding the software project, and (2) it is probable that the project will be completed and the software will be used to perform the function intended (referred to as the “probable-to-complete recognition threshold”). This guidance is effective for fiscal years beginning after December 15, 2027 and interim reporting periods within those annual reporting periods. Early adoption is permitted as of the beginning of an annual reporting period. The amendments in this update permit an entity to apply the new guidance using any of the following transition approaches: (1) a prospective transition approach; (2) a modified transition approach that is based on the status of the project and whether software costs were capitalized before the date of adoption; or (3) a retrospective transition approach. The Company is currently in the process of evaluating the potential impact the adoption of this standard may have and expects to adopt this standard in its first quarter of 2028.
In July 2025, the FASB issued ASU No. 2025-05, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets ("Update 2025-05"), which allows public business entities to elect a practical expedient for current accounts receivables and contract assets to assume that current conditions as of the balance sheet date do not change for the remaining life of the asset. Update 2025-05 is effective for fiscal years beginning after December 15, 2025, with early adoption permitted, and is required to be applied on a prospective basis. The Company plans to elect the practical expedient in the period required and is currently evaluating the impact of the election on the recognition and measurement of its credit losses within the consolidated financial statements.
In November 2024, the FASB issued Accounting Standards Update No. 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (“ASU 2024-03”), and in January 2025, the FASB issued Accounting Standards Update No. 2025-01, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date (“ASU 2025-01”). ASU 2024-03 requires additional disclosure of the nature of expenses included in the income statement as well as disclosures about specific types of expenses included in the expense captions presented in the income statement. ASU 2024-03, as clarified by ASU 2025-01, is effective for the Company for its annual reporting for fiscal 2028 and for interim period reporting beginning in fiscal 2029 on a prospective basis. Both early adoption and retrospective application are permitted. The Company is currently evaluating the impact that the adoption of these standards will have on its consolidated financial statements and disclosures.
NOTE 3 – BUSINESS ACQUISITION
Innovative Signal Analysis, Inc.
Pursuant to the Agreement and Plan of Merger (the “Merger Agreement”) dated December 18, 2025, the Company completed the acquisition of Innovative Signal Analysis, Inc. (“ISA”) through a statutory merger involving Forrestal Merger Sub, Inc. (the “Merger Sub”), a wholly owned subsidiary of the Company. Under the terms of the merger, Merger Sub was merged with and into ISA. At the effective time of the merger, Merger Sub ceased to exist as a separate entity, and ISA continued as the surviving corporation under Texas law. As a result, ISA became a wholly owned subsidiary of the Company, with the acquisition of 100% equity interest in ISA completed for a fair value consideration of $166.5 million consisting of cash considerations of $117.7 million which includes:
•$110.4 million in cash (subject to customary adjustments for ISA cash on hand, net working capital, unpaid transaction costs, and debt),
•$3.9 million of transaction costs incurred by ISA and paid by the Company on ISA’s behalf, and
•$3.4 million of cash placed into escrow to be released shortly after close.
In addition to these cash amounts, the consideration also includes:
•Issuance of a fair value of $25.0 million of Series E Preferred Stock;
•$10.0 million of deferred cash holdbacks retained by the Company at closing to address specified matters described in the Merger Agreement;
•a deferred cash payment of $15.0 million (fair valued at $13.5 million as of the acquisition date) which is due upon the earlier of (i) a “Liquidity Event” (as defined in the Merger Agreement) or (ii) the third anniversary of the closing date; and

•a contingent earnout payment of up to $10.0 million (fair valued at $0.3 million as of the acquisition date) if ISA exceeds specified 2026 revenue targets.
The Company’s acquisition of ISA enhances its existing offerings by providing critical signal processing technologies, including detection and classification across multiple domains, while gaining access to classified architecture, thereby strengthening the Company’s relationship with the U.S. Government and the U.S. intelligence community. The upgraded platform integrates HawkEye 360 data with third-party sources including national systems, AIS feeds, and optical imagery. This creates a unified environment for correlation, geolocation, and USR. In parallel to this acquisition, the Company is also developing automated analytics software to fuse multiple data streams for real-time alerts, cueing, and mission orchestration, while expanding third-party integrations to deliver richer mission insights and operational advantages to a broader base of U.S. Government customers.
The acquisition was accounted for as a business combination under ASC 805, Business Combinations, with the Company identified as the acquirer. In connection with the acquisition of ISA the Company spent $2.1 million in costs related to the acquisition which was expensed in the consolidated statements of operations for the year ended December 31, 2025. The purchase price allocation as of the date of acquisition was based on a preliminary valuation and is subject to revision as more detailed analyses are completed and additional information about the fair value of assets acquired and liabilities assumed become available. All values remain preliminarily including, but not limited to, intangible assets, including the preliminary assumptions used in their estimates of fair values and their respective estimated useful lives, property and equipment, inventory, right-of-use assets, income taxes, and residual goodwill. The final determination of the fair values, purchase consideration, related income tax impacts and residual goodwill will be completed as soon as practicable, and within the measurement period of up to one year from the acquisition date as permitted under GAAP.
The table below sets forth the consideration paid, and the fair value of the assets acquired, and liabilities assumed at the acquisition date:

December 18, 2025
Assets acquired and liabilities assumed:
Cash and cash equivalents	$5,782
Contract accounts receivable	2,056
Prepaid expenses and other current assets	2,016
Inventory	4,014
Contract assets	6,726
Other long-term assets	215
Satellites, property and equipment	6,314
Right-of-use assets - operating	8,808
Intangibles	35,600
Goodwill	116,866
Total assets	$188,397
Accounts payable	$1,263
Accrued expenses and other current liabilities	3,825
Contract liabilities	297
Current portion of operating lease liabilities	537
Deferred tax liabilities	7,710
Operating lease liabilities, net of current portion	8,271
Total liabilities	21,903
Total net assets	$166,494

The fair value of the working capital items, including accounts receivable, other current assets, accounts payable, accrued liabilities, and other current liabilities approximate their respective carrying values at the date of the acquisition.

December 18, 2025
Consideration paid:
Cash	$117,694
Fair value of Series E Preferred Shares(1)	25,000
Other consideration	23,800
Total consideration	$166,494
The following table summarizes the fair value of acquired identifiable intangible assets:

December 18, 2025
Trade name (2)	$2,200
Customer relationships(2)
Follow-on	10,800
Existing backlog	1,100
Developed technology(2)	21,500
Total acquired intangible assets	$35,600
______________
(1)As part of the Merger Agreement, the Company issued 1,325,316 shares of Series E Preferred Stock at $18.86343/share. See Note 9- Mezzanine Equity and Shareholders Deficit for more details.
(2)The amortization period for the trade name, customer relationships follow-on, customer relationships existing backlog, and developed technology, are amortized over four years, ten years, one year, and five years, respectively.

Goodwill generated from this business combination is primarily attributable to expected synergies from the transaction and incremental revenue and profit to be derived from the Company’s expansion into full-service hardware and software for its space and defense customers. The goodwill is not expected to be deductible for U.S. income tax purposes.
The following table presents the net impact of the ISA acquisition on the Company’s consolidated statements of operations and comprehensive loss since the date of acquisition (in thousands):

For the Year Ended December 31, 2025
Revenue	$871
Net loss	$(307)
Unaudited Pro Forma Information
The following unaudited pro forma financial information presents combined results of operations as if ISA had been acquired as of the beginning of fiscal year 2024. The unaudited pro forma results includes certain pro forma adjustments to revenue and net loss that were directly attributable to the acquisition, including transaction costs. Transactions costs of $2.1 million are assumed to have been incurred on January 1, 2024 and are recognized during 2024. The unaudited pro forma information presented below is for informational purposes only and is not necessarily indicative of the consolidated results of operations of the combined business had the acquisition actually occurred at the beginning of 2024, or of the results of future operations of the combined business.

	Year Ended December 31,
(in thousands)	2025	2024
Pro forma revenue	$177,416	$119,355
Pro forma net loss	$(9,056)	$(38,144)

NOTE 4 – REVENUE
Disaggregation of Revenue
The Company disaggregates revenue from customers, most of which is earned at a point in time, into categories that depicts the type of revenue by customer base. All revenue is contracted via either fixed-price arrangements, cost plus margin arrangements or time and material arrangements. The following chart details the disaggregation (in thousands):

	Year Ended December 31,
	2025	2024
U.S.	$71,614	$40,757
International	46,046	26,802
Total	$117,660	$67,559

Point in time – fixed price	$114,125	$65,396
Over time – fixed price	2,834	2,163
Over time – cost-plus-margin	620	—
Over time – time-and-materials	81	—
Total	$117,660	$67,559
For the years ended December 31, 2025 and 2024, 16% and 26%, respectively, of the Company’s revenues were derived from customers located in Japan. No other country made up more than 10% of the Company’s consolidated revenues during the years ended December 31, 2025 and 2024.
During the years ended December 31, 2025 and 2024, the Company engaged in transactions of $18.9 million and $17.7 million of revenue with a material international customer that is a subsidiary of an investor in the Company and is, therefore, considered a related party. During the year ended December 31, 2025, the Company generated $0.1 million of revenue from transactions with an entity in which a member of the Board of Directors holds an equity interest of less than 3%. There were no material transactions with the customer for the year ended December 31, 2024. The Company also engaged in immaterial transactions with entities affiliated with members of management during the periods presented. These transactions were conducted on arm’s-length terms.
Contract Assets and Contract Liabilities
Contract assets primarily consist of unbilled accounts receivable related to the Company’s right to consideration for performance obligations satisfied or partially satisfied but not yet billed to customers, pending customer acceptance. The Company’s contract liabilities consist of deferred revenue, which represents customer payments received prior to the completion of performance. During 2025, the Company recognized $0.7 million of revenue that was deferred as of December 31, 2024 and recorded $3.3 million of unearned revenue from cash received during the period. It is expected that the deferred revenue of $3.3 million as of December 31, 2025 will be recognized as revenue in 2026.

The contract asset and contract liability balances as of December 31, 2025, 2024, and 2023 are as follows (in thousands):

	As of December 31,
	2025	2024	2023
Contract accounts receivable	$13,833	$3,331	$1,586
Unbilled contract accounts receivable	18,487	8,246	11,739
Contract accounts receivable from related parties	20,843	67	95
Unbilled contract accounts receivable from related parties	126	—	—
Total contract accounts receivable	$53,289	$11,644	$13,420

Contract assets	$4,639	$54	$—
Contract assets from related parties	4,748	4,701	2,350
Total contract assets	$9,387	$4,755	$2,350

Contract liabilities	$3,262	$707	$875
Total contract liabilities	$3,262	$707	$875
Remaining Performance Obligations
The Company’s arrangements with its customers often have terms that span over multiple years. However, substantially all of the Company’s arrangements allow its customers to terminate contracts for convenience prior to the end of the stated term with less than twelve months’ notice. Remaining performance obligations do not include contracts which provide the customer with a right to terminate for convenience without incurring a substantive termination penalty, written orders where funding has not been appropriated and unexercised contract options. The Company has elected the optional exemption allowing the Company to not disclose remaining performance obligations for contracts with original terms of twelve months or less. Revenue recognized in the current period from performance obligations satisfied (or partially satisfied) in prior periods was not material for any of the periods presented.
As of December 31, 2025, the estimated revenue expected to be recognized in the future related to performance obligations that are unsatisfied (or partially unsatisfied) was approximately $108.1 million. As of December 31, 2025, the estimated revenue expected to be recognized in the future related to remaining performance obligations is presented in the table below.

	As of December 31,
	2026	2027	2028	2029	2030	Thereafter
Projected revenue to be recognized	3.6%	22.4%	18.5%	18.5%	18.5%	18.5%

NOTE 5 – SATELLITES, PROPERTY AND EQUIPMENT
Satellites, property and equipment, net, consists of the following at December 31, 2025 and 2024 (in thousands):

	As of December 31,
	2025	2024
Satellite builds in process	$29,894	$45,972
Satellites	151,350	125,629
Machinery and equipment	4,409	2,808
Computer equipment	3,449	1,992
Software	671	671
Furniture and fixtures	1,545	1,030
Leasehold improvements	7,897	3,732
	199,215	181,834
Accumulated depreciation and amortization	(88,342)	(65,400)
Satellites, property and equipment, net	$110,873	$116,434
Depreciation was $22.9 million and $24.8 million for the years ended December 31, 2025 and 2024, respectively, presented in the consolidated statements of operations.
Long-Lived Assets
The Company’s long-lived assets are comprised of assets in the following locations as of December 31, 2025 and 2024 (in thousands):

	As of December 31,
	2025	2024
U.S.(1)	$276,344	$89,415
Canada	202	30,641
Rest of the world	2,569	5,167
_____________
(1)Includes in orbit satellites
NOTE 6 – INTANGIBLE ASSETS AND GOODWILL
The carrying amount of intangible assets is as follows (in thousands):

	As of December 31, 2025
	Weighted Average Useful Life	Gross carrying amount	Accumulated Amortization	Net carrying amount
Finite-lived intangible assets
Licenses and patents	5	$2,000	$(1,400)	$600
Developed technology	5	21,500	(147)	21,353
Customer relationships
Follow-on	10	10,800	(35)	10,765
Existing backlog	1	1,100	(27)	1,073
Trade names	4	2,200	(18)	2,182
Total finite-lived intangible assets		$37,600	$(1,627)	$35,973

	As of December 31, 2024
	Weighted Average Useful Life	Gross carrying amount	Accumulated Amortization	Net carrying amount
Finite-lived intangible assets
Licenses and patents	5	$2,000	$(1,000)	$1,000
Total finite-lived intangible assets		$2,000	$(1,000)	$1,000
Finite-lived intangible asset amortization expense was $0.6 million and $0.4 million for the years ended December 31, 2025 and 2024, respectively.
Future amortization expense related to intangibles assets is expected to be as follows (in thousands):

2026	$7,404
2027	6,130
2028	5,930
2029	5,912
2030	5,237
Thereafter	5,360
Total	$35,973
The changes in the carrying amount of goodwill are as follows:

Amount
Balance as of December 31, 2024	$—
Acquisition of ISA (Note 3)	116,866
Balance as of December 31, 2025	$116,866
The Company did not have goodwill for the year ended December 31, 2024. There was no impairment recognized related to goodwill during either the years ended December 31, 2025 and 2024, respectively.
NOTE 7 – INVESTMENT SECURITIES
Available-for-sale investment securities as of December 31, 2025 and 2024 was zero and $71.1 million, respectively.
The following table summarizes the amortized cost and fair value of the available-for-sale investment securities portfolios at December 31, 2024. The corresponding amounts of unrealized gains (losses) are recognized in accumulated other comprehensive income/(loss) (in thousands):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Approximate Fair Value
December 31, 2024
U.S. treasuries	$71,135	$13	$(1)	$71,147
Total securities available-for-sale	$71,135	$13	$(1)	$71,147
The fair value of the Company’s available-for-sale investments is determined by quoted market prices, which are determined to be Level 1 inputs. There were no transfers in or out of Level 1 during the years ended December 31, 2025 and 2024. The corresponding amounts of unrealized gains (losses) are recognized in accumulated other comprehensive loss.

The amortized cost and fair value of investment securities as of December 31, 2024, by contractual maturity, are shown in the following schedule. Expected maturities will differ from contractual maturity because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.
The following table details unrealized losses and related fair values in the available-for-sale portfolio. This information is aggregated by the length of time that individual securities have been in a continuous unrealized loss position as of December 31, 2024 (in thousands).

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Approximate Fair Value
December 31, 2024
Due in one year or less	$71,135	$13	$(1)	$71,147
Total	$71,135	$13	$(1)	$71,147
As of December 31, 2024, the available-for-sale portfolio included one investment for which the fair market value was less than amortized cost. Management evaluates securities for other-than-temporary impairment at least on a quarterly basis, and more frequently when economic or market concerns warrant such evaluation. Consideration is given to (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial conditions and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. Based on the Company’s analysis, the Company concluded that no securities had other-than-temporary impairment at December 31, 2025 and 2024.
The gross realized gain as a result of sales of securities available for sale was $2.6 million and $3.3 million for the years ended December 31, 2025 and 2024, respectively. The realized gain is reported as interest income on the consolidated statement of operations.
Of the amounts shown above, $31.4 million is included in cash and cash equivalents for the year ended December 31, 2024, given that investments are less than 3 months to maturity.
NOTE 8 – DEBT
As of December 31, 2025, the 2025 Loans are as follows (in thousands):

	As of December 31, 2025
	Mezzanine loan and security agreement	Senior term loan	Total
Outstanding principal	$34,000	$14,600	$48,600
Less: Debt discount	(1,415)	1	(1,414)
Less: Debt issuance costs and lender fees	(595)	(328)	(923)
Amortization	50	2	52
Total carrying amount	$32,040	$14,275	$46,315
As of December 31, 2025, the Company had outstanding debt of $46.3 million. The Company did not have any outstanding debt as of December 31, 2024. The Company’s outstanding debt consists of borrowings under its Third Amended and Restated Loan and Security Agreement and Mezzanine Loan and Security Agreement issued in connection with the acquisition of ISA. The Company’s borrowings are secured by substantially all of the Company’s assets and are subject to customary covenants and reporting requirements.

Loan Agreements
On March 28, 2024, the Company amended its legacy Loan and Security Agreement (the “2024 Amendment”) to reduce the existing revolving line from $50.0 million to $25.0 million, extend maturity to March 28, 2027, and add a term loan commitment of $15.0 million with an availability period ending on March 28, 2026.
On April 29, 2024, the Company repaid its outstanding debt of $10.5 million under the legacy Loan and Security Agreement. In conjunction with the repayment, the Company wrote off $0.1 million of unamortized debt cost. After such repayment, the Company did not have any outstanding debt under the legacy Loan and Security Agreement.
As of December 31, 2024, $0.1 million of deferred unamortized debt issuance cost was presented as prepaid and other current assets on the consolidated balance sheet.
On December 18, 2025, the Company amended and replaced the legacy Loan and Security Agreement with the Third Amended and Restated Loan and Security Agreement (the “2025 Amendment”). The 2025 Amendment resulted in termination of the revolving line of credit and term loan commitment under the legacy Loan and Security Agreement. The Company did not have any outstanding debt drawn from these commitments immediately prior to the 2025 Amendment. In conjunction with the 2025 Amendment, the Company wrote off $20 thousand of remaining unamortized debt issuance cost associated with the legacy Loan and Security Agreement.
Under the Third Amended and Restated Loan and Security Agreement, the Company issued a senior term loan in aggregate principal amount of $14.6 million (the “2025 Term Loan”). The 2025 Term Loan matures on September 1, 2028, and is repayable in 21 equal monthly installments of principal beginning on January 1, 2027. The 2025 Term Loan bears interest at a floating rate per annum equal to the greater of 6.75% and the prime rate. The Company pays interest on the 2025 Term Loan on the first of each month with the first payment on January 1, 2026. The Company may, at its option, prepay the 2025 Term Loan in whole, but not in part, at a price equal to 100% of the principal amount of the 2025 Term Loan, plus accrued and unpaid interest to the date of prepayment.
In connection with the execution of the 2025 Amendment, the Company also executed the Warrant Amendment to amend the existing 2024 Warrants (see Note 10).
Additionally, on December 18, 2025, the Company entered into the Mezzanine Loan and Security Agreement (together with the Third Amended and Restated Loan and Security Agreement, the “Loan Agreements”), to issue a subordinated or mezzanine term loan in aggregate principal amount of $34.0 million (the “2025 Mezzanine Loan”, together with “2025 Term Loan” the “2025 Loans”). The 2025 Mezzanine Loan matures on December 18, 2028. The 2025 Mezzanine Loan bears cash interest at a floating rate per annum equal to the greater of 9.35% and the prime rate plus 2.10% plus paid in kind (the “PIK”) interest at a rate per annum equal to 1.50%. The Company pays interest on the 2025 Mezzanine Loan on the first of each month with the first payment made on January 1, 2026. The Company may, at its option, prepay the 2025 Mezzanine Loan in whole, but not in part, at a price equal to the 100% of the principal amount of the 2025 Term Loan, plus a prepayment fee of up to 1.00% and accrued and unpaid interest to the date of prepayment. Upon repayment of the 2025 Mezzanine Loan for any reason, a final payment of 1.95% of the original aggregate principal amount of the 2025 Mezzanine Loan will also be due.
In connection with the issuance of the 2025 Mezzanine Loan, the Company executed new warrant agreements to issue certain new warrants (the “2025 Bank Warrants”) to the lenders of the Mezzanine Loan (see Note 10).
The Loan Agreements contain a number of customary representations, warranties, and covenants that, among other things, limit the ability of the Company and its subsidiaries to (subject to certain qualifications and exceptions): create liens and encumbrances; incur additional indebtedness; merge, dissolve, liquidate, or consolidate; make acquisitions, investments, advances, or loans; dispose of or transfer assets; pay dividends or make other payments in respect of its capital stock; amend certain material documents; redeem or repurchase certain debt; make payments on subordinated debt; and engage in certain transactions with affiliates. The Loan Agreements also contains customary events of default, including, but not limited to: nonpayment of principal, interest, fees, or other amounts; material inaccuracy of a representation or warranty; failure to perform or observe covenants; cross-defaults with certain other indebtedness; bankruptcy and insolvency events; material monetary judgment defaults; and the occurrence of a material adverse change. Upon the occurrence of an event of default (subject, in certain cases, to notice and grace periods), the obligations under the Loan Agreements may be accelerated.
In addition, the Loan Agreements include certain mandatory prepayment provisions based on the ratio of our consolidated debt to revenue and include a financial covenant requiring us to maintain, at all times, not less than $10 million in consolidated unrestricted cash and cash equivalents.
The Company is required to join certain of its later formed or acquired subsidiaries as additional co-borrowers or guarantors (collectively, the “Loan Parties”) under the Loan Agreements. The obligations under the Loan Agreements are secured by liens on substantially all of the assets of the Loan Parties.
Debt issuance costs and discounts consist of direct costs incurred to obtain financings under the Loan Agreements. These costs are capitalized and amortized using effective interest method over the expected life of the 2025 Loans. Amortization of debt discounts and issuance costs on the 2025 Loans was $2 thousand and $29 thousand for 2025 Term Loan and 2025 Mezzanine Loan, respectively, for the year ended December 31, 2025 and is included in interest expense in the accompanying consolidated statement of operations. The effective interest rates are 7.18% and 12.34% for 2025 Senior Term Loan and 2025 Mezzanine Loan, respectively.
Total unamortized debt discounts and issuance costs on the 2025 Loans for the year ended December 31, 2025, were $2.3 million, of which $0.1 million were for 2025 Senior Term Loan and $2.2 million were for 2025 Mezzanine Loan.
The Company incurred total interest expense on the 2025 Loans of $0.2 million for the year ended December 31, 2025, which consisted of $40 thousand for 2025 Term Loan and $0.2 million for 2025 Mezzanine Loan. The total interest expense for the year ended December 31, 2024 was $0.2 million.
As of December 31, 2025, the required principal payments of the 2025 Loans are as follows (in thousands):

2025 Loans
2026	$—
2027	8,343
2028	40,257
2029	—
2030 and thereafter	—
Total principal payment required	$48,600
Letters of Credit
As of December 31, 2025, the Company had three standby letters of credit from the Bank outstanding, totaling $4.6 million.

NOTE 9 – MEZZANINE EQUITY AND STOCKHOLDER’S DEFICIT
Common Stock
The Company is authorized to issue 111,000,000 shares of common stock with a par value of $0.0001 per share. As of December 31, 2025 and 2024, 4,168,374 and 3,831,787 shares were issued and outstanding, respectively.
The holders of the common stock are entitled to one vote for each share of common stock held at all meetings of stockholders (and written actions in lieu of meetings); provided, however, that, except as otherwise required by law, holders of common stock, as such, shall not be entitled to vote on any amendment to the Third Amended and Restated Certificate of Incorporation that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to the Third Amended and Restated Certificate of Incorporation or pursuant to the General Corporation Law of Delaware.
The following shares of common stock are reserved for future issuance at December 31, 2025:

Exercise of stock options and RSUs	14,858,057
Issuance of warrants	5,304,255
Issuance of preferred stock	67,992,679
Total	88,154,991
Convertible Preferred Stock
The Company is authorized to issue shares of Convertible Preferred Stock as of December 31, 2025 and 2024, respectively, with a par value of $0.0001, as follows:

	Authorized and Issued Preferred Shares
	2025		2024
	Authorized	Issued	Authorized	Issued
Series A-1	7,312,500	7,312,500	7,312,500	7,312,500
Series A-2	12,680,908	12,680,908	12,680,908	12,680,908
Series A-3	4,953,746	4,953,746	4,953,746	4,953,746
Series B	11,574,841	11,574,841	11,574,841	11,574,841
Series C	6,960,439	6,960,439	6,960,439	6,960,439
Series D	12,857,720	12,857,720	12,857,720	12,857,720
Series D-1	6,085,161	6,085,161	6,085,161	6,085,161
Series E	14,578,457	5,567,364	—	—
	77,003,772	67,992,679	62,425,315	62,425,315
In connection with the Series C Preferred Stock financing, the Series C participants received warrants to purchase 1,424,002 shares of the Company’s common stock with an exercise price of $0.01 per share and a ten-year term (the “Series C Warrants”). The estimated fair value of the Series C Warrants was $3.87 per share and was computed using an option pricing method with the following assumptions: a term to maturity of 2.3 years; a risk-free rate of 0.22%; a dividend yield of zero; and expected volatility of 63%. The Company determined that the Series C Warrants should be classified in equity as of the issuance date. The relative fair value of the Series C Warrants as of the issuance date of $4.9 million, net of allocated issuance costs, has been included as a component of stockholders’ equity.
There were 5,261 exercises of Series C Warrants during the year ended December 31, 2025 and none for 2024.

In connection with the Series D Preferred Stock financing, the Series D participants received warrants to purchase 1,823,543 shares of the Company’s common stock with an exercise price of $0.01 per share and a ten-year term (the “Series D Warrants”). The estimated fair value of the Series D Warrants was $5.77 per share and was computed using an option pricing method with the following assumptions: a term to maturity of 1.8 years; a risk-free rate of 0.33%; a dividend yield of zero; and expected volatility of 58%. The Company determined that the Series D Warrants should be classified in equity as of the issuance date. The relative fair value of the Series D Warrants as of the issuance date of $9.5 million net of allocated issuance costs, has been included as a component of stockholders’ equity.
There were 2,015 exercises of Series D Warrants during the year ended December 31, 2025 and none for 2024.
In connection with the Series D-1 Preferred Stock financing that closed on July 7, 2023 (the “First D-1 Closing”), the Series D-1 participants received certain warrants to purchase a total of 2,470,840 shares of the Company’s common stock. The warrants issued consisted of 1,588,411 Penny Warrants, 630,313 Merger Warrants, and 252,116 At-the-Money Warrants (each as defined below).
The Company issued Penny Warrants (collectively, the “Penny and Merger Warrants”) with an exercise price of $0.01 per share and a ten-year term (the “Series D-1 Penny Warrants”). The estimated fair value of the Series D-1 Penny Warrants on July 7, 2023 was $3.20 per share and was computed using an option pricing method with the following assumptions: a term to maturity of 2 years; a risk-free rate of 4.94%; a dividend yield of zero; and expected volatility of 54.7%. The estimated fair value of the Series D-1 At-the-Money Warrants on July 7, 2023 was $0.54 per share and was computed using an option pricing method with the following assumptions: a term to maturity of 2 years; a risk-free rate of 4.94%; a dividend yield of zero; and expected volatility of 54.7%. The Company determined that the Series D-1 Warrants should be classified as liability as of July 7, 2023. The relative fair value of all Series D-1 Warrants as of the issuance date was $7.2 million.
In connection with the second Series D-1 Preferred Stock financing that closed on September 29, 2023 (the “Second D-1 Closing”), the Second Series D-1 participants received certain warrants to purchase a total of 317,333 shares of the Company’s common stock. The warrants issued consisted of 273,864 Penny Warrants, and 43,469 At-the-Money Warrants.
The Company issued Penny Warrants with an exercise price of $0.01 per share and a ten-year term (the “Series D-1 Second Close Penny Warrants”). The estimated fair value of the Series D-1 Second Closing Penny Warrants on September 29, 2023 was $3.55 per share and was computed using an option pricing method with the following assumptions: a term to maturity of 1.77 years; a risk-free rate of 5.13%; a dividend yield of zero; and expected volatility of 56.1%. The estimated fair value of the Series D-1 Second At-the-Money Warrants on September 29, 2023 was $0.60 per share and was computed using an option pricing method with the following assumptions: a term to maturity of 1.77 years; a risk-free rate of 5.13%; a dividend yield of zero; and expected volatility of 56.1%. The Company determined that the Series D-1 Second Closing At- the-Money Warrants should be classified as liability and the Series D-1 Second Closing Penny Warrants should be classified as equity as of September 29, 2023. The relative fair value of all Series D-1 Second Closing Warrants as of the issuance date was $1.0 million.
In conjunction with the Second D-1 Closing, it was determined that the Penny and Merger Warrants from the First D-1 Closing should be equity classified and were reclassified to equity as of September 29, 2023.
At December 31, 2025 and 2024, the At-the-Money warrants were revalued to their relative fair value of $2.2 million and $0.4 million, respectively.
There were no exercises of Series D-1 Warrants during the years ended December 31, 2025 and 2024.

In December 2025, the Company entered into the Series E Purchase Agreement with certain investors, pursuant to which the Company agreed to issue and sell to such investors an aggregate of 4,242,048 shares of Series E Preferred Stock at the Series E Per Share Price, resulting in aggregate gross proceeds of $80.0 million. In addition, the Company issued 1,325,316 shares of Series E Preferred Stock for aggregate proceeds of $25.0 million as purchase consideration paid for the acquisition of ISA. In connection with the Series E Preferred Stock financing, the Company incurred issuance costs of $2.4 million, which is recorded as a reduction to the Series E Preferred Stock.
In addition, on December 18,, 2025, the Company entered into an agreement whereby it agreed to sell 53,012 shares of Series E Preferred Shares at a future date for a price of approximately $18.86 per share. This agreement created a liability to the Company under ASC 480 to issue these shares at the specified price, however as the contracted price approximated market value of the Series E preferred both at December 18, 2025 and December 31, 2025,the Company concluded that the value of this liability was nominal and did not record a liability for this agreement. The Company received $1.0 million for these shares on January 14, 2026 and subsequently issued the related shares which in turn settled this agreement.
In connection with the Series E Preferred Stock financing, the Series E participants did not receive warrants to purchase shares of the Company’s common stock.
As of December 31, 2025 and 2024, the warrants issued in connection with Series C Preferred Stock, Series D Preferred Stock, and Series D-1 Preferred Stock financings are outstanding as follows:

	Series C	Series D	Series D-1	Total
Outstanding at January 1, 2025	315,379	1,823,416	2,539,090	4,677,885
Issued	—	—	—	—
Exercised	5,261	2,015	—	7,276
Forfeited	—	—	—	—
Expired	—	—	—	—
Outstanding at December 31, 2025	310,118	1,821,401	2,539,090	4,670,609
Exercisable at December 31, 2025	310,118	1,821,401	2,539,090	4,670,609

	Series C	Series D	Series D-1	Total
Outstanding at January 1, 2024	315,379	1,823,416	2,539,090	4,677,885
Issued	—	—	—	—
Exercised	—	—	—	—
Forfeited	—	—	—	—
Expired	—	—	—	—
Outstanding at December 31, 2024	315,379	1,823,416	2,539,090	4,677,885
Exercisable at December 31, 2024	315,379	1,823,416	2,539,090	4,677,885
Immediately prior to an “initial public offering” (as defined in those agreements), the preferred financing warrants, to the extent vested, will be automatically net exercised as part of the initial public offering. The following is a summary of the warrants outstanding in connection with the Series C Preferred Stock, Series D Preferred Stock, and Series D-1 Preferred Stock financings as of December 31, 2025:

Expiration Date	Exercise Price	Series C	Series D	Series D-1	Total
May 2031	$0.01	90,044	—	—	90,044
June 2031	$0.01	220,074	—	—	220,074
November 2031	$0.01	—	1,749,025	—	1,749,025
December 2031	$0.01	—	72,376	—	72,376
July 2033	$0.01	—	—	2,079,186	2,079,186
July 2033	$11.17	—	—	252,116	252,116
September 2033	$0.01	—	—	164,319	164,319
September 2033	$11.17	—	—	43,469	43,469
		310,118	1,821,401	2,539,090	4,670,609
The holders of Preferred Stock have the following rights and preferences:
Dividends
The holders of outstanding shares of Series E Preferred Stock, Series D Preferred Stock and Series D-1 Preferred Stock shall be entitled to receive dividends at the rate per annum of eight percent (8%) of the Series E Original Issuance Price ($18.86343), Series D Original Issuance Price ($11.7439 per share) or Series D-1 Original Issue Price ($11.1747 per share) (subject to appropriate adjustment in the event of any stock dividend, stock split, combination, or other similar recapitalization with respect to the Series E Preferred Stock, Series D Preferred Stock or Series D-1 Preferred Stock, as applicable) (the Series E, Series D and D-1 Dividends); provided that, such Series E, Series D and D-1 Dividends shall be payable only when, as and if declared by the Board of Directors and the Company shall be under no obligation to pay such Series E, Series D and D-1 Dividends until so declared. The right to receive dividends on shares of Series E, Series D and Series D-1 Preferred Stock shall not be cumulative, and no right to dividends shall accrue to holders of Series E, Series D and Series D-1 Preferred Stock by reason of the fact that dividends on said shares are not declared or paid.
The holders of outstanding shares of Series C Preferred Stock shall be entitled to receive dividends at the rate per annum of four percent (4%) of the Series C Original Issue Price ($7.9880 per share) (subject to appropriate adjustment in the event of any stock dividend, stock split, combination, or other similar recapitalization with respect to the Series C Preferred Stock) (the Series C Accruing Dividends). The Series C Accruing Dividends shall accrue from day to day, whether or not declared, and shall be cumulative; provided that, such Series C Accruing Dividends shall be payable only when, as, and if declared by the Board of Directors and the Company shall be under no obligation to pay such Series C Accruing Dividends until so declared.
The holders of outstanding shares of Series B Preferred Stock shall be entitled to receive dividends at the rate per annum of eight percent (8%) of the Series B Original Issue Price ($6.0476 per share) (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series B Preferred Stock) (the Series B Dividends); provided that, such Series B Dividends shall be payable only when, as, and if declared by the Board of Directors and the Company shall be under no obligation to pay such Series B Dividends until so declared. The right to receive dividends on shares of Series B Preferred Stock shall not be cumulative, and no right to dividends shall accrue to holders of Series B Preferred Stock by reason of the fact that dividends on said shares are not declared or paid.
The holders of outstanding shares of Series A-2 Preferred Stock and Series A-3 Preferred Stock shall be entitled to receive, on a pari passu basis, dividends at the rate per annum of eight percent (8%) of the applicable Original Issue Price ($1.2918 and $3.2386 per share, respectively) (subject to appropriate adjustment in the event of any stock dividend, stock split, combination, or other similar recapitalization with respect to the Series A-2 Preferred Stock and Series A-3 Preferred Stock) (the Series A-2/A-3 Dividends); provided that, such Series A-2/A-3 Dividends shall be payable only when, as and if declared by the Board and the Company shall be under no obligation to pay such Series A-2/A-3 Dividends until so declared. The right to receive dividends on shares of Series A-2 Preferred Stock and Series A-3 Preferred Stock shall not be cumulative, and no right to dividends shall accrue to holders of A-2 Preferred Stock and Series A-3 Preferred Stock by reason of the fact that dividends on said shares are not declared or paid.
The Company shall not declare, pay, or set aside any dividends on shares of common stock (other than dividends on shares of common stock payable in common stock) unless the holders of Series A-1 Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Series A-1 Preferred Stock on an as-converted basis.
Notwithstanding anything above to the contrary, the Company shall not declare, pay, or set aside any dividends on shares of Series B Preferred Stock unless the Company also declares, pays, or sets aside a proportionate dividend on shares of all Series A Preferred Stock.
Liquidation
In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Company or deemed liquidation event, the holders of shares of Series E Preferred Stock, Series D Preferred Stock and Series D-1 Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Company available for distribution to its stockholders before any payment shall be made to the holders of Series C Preferred Stock, Series B Preferred Stock, Series A Preferred Stock, and common stock, by reason of their ownership thereof. Should the assets of the Company available for distribution to its stockholders be insufficient to pay the holders of shares of Series E Preferred Stock, Series D Preferred Stock and Series D-1 Preferred Stock the full amount to which they shall be entitled, the holders of shares of Series E Preferred Stock, Series D Preferred Stock and Series D-1 Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts, which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full (the Series E Preferred Liquidation Amount, Series D Preferred Liquidation Amount and Series D-1 Preferred Liquidation Amount).
The holders of shares of Series C Preferred Stock then outstanding shall be entitled to be paid, after the payment of the Series E, Series D and D-1 Preferred Liquidation Amount, out of the remaining assets of the Company available for distribution to its stockholders before any payment shall be made to the holders of Series B Preferred Stock, Series A Preferred Stock, and common stock (the Series C Preferred Liquidation Amount). The holders of shares of Series B Preferred Stock then outstanding shall be entitled to be paid, after the payment of the Series E, Series D and D-1 Preferred Liquidation Amount and Series C Preferred Liquidation Amount, out of the remaining assets of the Company available for distribution to its stockholders before any payment shall be made to the holders of Series A Preferred Stock and common stock (the Series B Preferred Liquidation Amount). The holders of shares of Series A Preferred Stock then outstanding shall be entitled to be paid, after the payment of the Series E, Series D and D-1 Preferred Liquidation Amount, Series C Preferred Liquidation Amount, and Series B Preferred Liquidation Amount, out of the remaining assets of the Company available for distribution to its stockholders before any payment shall be made to the holders of common stock (the Series A Preferred Liquidation Amount). Deemed liquidation events include a merger or consolidation or the sale, lease, transfer, or other disposition of all or substantially all the assets of the Company in a single transaction or series of related transactions.
Voting
On any matter presented to the stockholders of the Company for their action or consideration at any meeting of stockholders of the Company (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of common stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter.
The Series A-1 Preferred Stockholders and Series A-2 Preferred Stockholders shall be entitled to elect two directors each to represent their respective ownership tranches. The Series A-3 Preferred Stockholders, Series B Preferred Stockholders, Series C Preferred Stockholders, Series D Preferred Stockholders, Series D-1 Preferred Stockholders, Series E Preferred Stockholders and common stockholders shall also be entitled to elect one director each to represent their respective ownership tranches.
Conversion
The holders of Preferred Stock may, at any time, convert their shares of Preferred Stock into fully paid and non-assessable shares of common stock. The number of shares of common stock into which a holder of Preferred Stock shall be entitled upon conversion shall be the product obtained by multiplying (A) the number of shares of Preferred Stock being converted by (B) the quotient obtained by dividing the applicable Original Issue Price plus any dividends declared but unpaid on such shares of Preferred Stock by the applicable Conversion Price. This Conversion Price will initially be the applicable Original Issue Price of the Preferred Stock and may be adjusted from time to time. The Preferred Stock is currently convertible into common stock at a one-to-one ratio.
The Preferred Stock shall mandatorily convert to common stock upon either (a) the closing of the sale of shares of common stock to the public, in a firm-commitment underwritten public offering (i) resulting in at least $150.0 million of proceeds and (ii) in connection with which the common stock is listed for trading on a nationally recognized exchange, (b) the effectiveness of the applicable registration statement in connection with the initial listing of the common stock for trading on a nationally recognized exchange without a related underwritten offering of such common stock for which the aggregate value of shares to be registered in such initial listing is expected to be at least $150.0 million at any time on the first day of trading, or (c) the consummation of any transaction or series of transactions pursuant to which the Company is merged into, or otherwise combines with, a special purpose acquisition company listed on a nationally recognized exchange provided that the surviving corporation is expected to receive an aggregate of at least $150.0 million immediately following such transaction, or (d) the date and time, or the occurrence of an event, specified by vote or written consent of the requisite holders. Such converted shares may not be reissued by the Company.
In respect of Series D-1 Preferred stock, if the value of the shares held by a holder after the conversion is not expected to be at least $22.3493 (Series D-1 Conversion Threshold Price) at the time of the consummation of the conversion events, the Company shall issue or deliver to each holders of Series D-1 Preferred Stock additional number of post-conversion shares as would result in the aggregate number of post-conversion shares to be held by Series D-1 Preferred Stock having a value equal to the Series D-1 Conversion Threshold Price, unless holders of Series D-1 Preferred Stock decide to waive this right.
Redemption
The Preferred Stock is classified as mezzanine (or temporary) equity, as the Preferred Stock is redeemable in the event of a “deemed liquidation event” (as defined in the Company’s governing documents). This event is not within the Company’s control as the Company’s Board is controlled by the holders of the Preferred Stock. The Company recognized the Preferred Stock at its issuance price, net of issuance costs, and is not currently remeasuring the Preferred Stock as it is neither currently redeemable nor probable of becoming redeemable.

NOTE 10 – BANK WARRANTS
On December 18, 2025, in connection with its acquisition, the Company entered into the new Loan Agreements to provide extensions of credit. In conjunction with the Loan Agreements, the Company issued 2025 Bank Warrants to Silicon Valley Bank and the other lenders party thereto to purchase a total of 173,591 shares of common stock at an exercise price of $4.65 per share, subject to adjustments. The 2025 Bank Warrants will expire on December 18, 2035. The estimated fair value of the Bank Warrants upon issuance was $1.6 million. The 2025 Bank Warrants as equity were issued together with the new debt under the Loan Agreements, the Company recorded the 2025 Bank Warrants a liability in the Company’s consolidated balance sheets at their allocated proceeds based on a relative fair value allocation between the 2025 Bank Warrants and the debt with an offset recorded as additional debt discount to be amortized.
In conjunction with the 2024 Amendment, the Company issued warrants to the Bank to purchase 43,343 shares of common stock, at an exercise price of $2.31 per share (the “2024 Warrants”). The 2024 Warrants will expire on March 27, 2034. The estimated initial fair value of the 2024 Warrants in aggregate was approximately $0.1 million and was computed using an option pricing method with the following assumptions: a term to maturity of 10 years; a risk-free rate of 4.20%; a dividend yield of zero; and expected volatility of 52.80%. The Company recorded the 2024 Warrants as a liability in the Company’s consolidated balance sheet and capitalized the fair value of the warrants as a deferred asset related to the 2024 Amendment. The 2024 Warrants also provide for 65,015 additional shares of common stock to be made available for exercise to the Bank should the Company draw on the term loan commitment as provided for by the legacy Loan and Security Agreement. On December 18, 2025, in connection with the 2025 Amendment, the Company entered into an amendment to reduce the number of additional shares from 65,015 to 21,655 shares of common stock and also provided that the 2024 Warrants will be exercisable for all 21,655 additional shares of common stock. After such amendment, the 2024 Warrants are exercisable for a total of 64,998 shares of common stock. The 2024 Warrants continue to be classified as a liability in the Company’s consolidated balance sheet as of December 31, 2025, and any changes in fair value from such liability are recorded in other income, net on the Company’s consolidated statements of operations.
On February 27, 2020, in connection with a mezzanine loan and security agreement between the Company and the Bank, the Company issued warrants to the Bank (and certain additional lenders) to purchase a total of 280,600 shares of common stock at an exercise price of $2.29 per share (the “Mezzanine Warrants”). The Mezzanine Warrants will expire on February 26, 2032. The estimated fair value of the Mezzanine Warrants in the aggregate was $0.4 million and was computed using an option pricing method with the following assumptions: a term to maturity of 12.01 years; a risk-free rate of 1.36%; a dividend yield of zero; and expected volatility of 39.5%. The Company recorded the Mezzanine Warrants as equity in the Company’s consolidated balance sheets and capitalized the fair value of the warrants as a component of the debt discount.
On March 12, 2019, another amendment was made to the Original Bank Warrant in order to remove the provisions for further adjustments. On March 12, 2019, the Company issued a warrant (the “New Bank Warrant”) to the Bank to purchase 25,428 shares of common stock at an exercise price of $0.77 per share and will expire on March 11, 2029. The New Bank Warrant also provided for an additional 25,429 shares of common stock to be made available to the Bank should the Company draw on Term Loan B under the Loan and Security Agreement; the Company drew down the required amount in May 2019. The estimated fair value of the New Bank Warrant, inclusive of both initial and additional warrant shares, was $0.9 million. The Company recorded the New Bank Warrant as equity in the Company’s consolidated balance sheet and capitalized the fair value of the warrants as a component of the debt discount.
On May 31, 2018, the Original Bank Warrant was amended to be exercisable for 63,600 shares of common stock. The Company recorded the fair value of the Original Bank Warrant’s additional shares as equity in the Company’s consolidated balance sheets and capitalized the fair value of the warrants as a component of the deferred debt issuance costs.
On June 27, 2017, the Company entered into the Loan and Security Agreement to provide one or more loans or other extensions of credit as described in Note 8. In conjunction with the Loan and Security Agreement, the Company issued a warrant (the “Original Bank Warrant”) to the Bank to purchase 47,700 shares of common stock, at an exercise price of $0.23 per share. The Original Bank Warrant will expire on June 26, 2027. The estimated fair value of the Original Bank Warrant upon issuance was $0.3 million. The Company recorded the Original Bank Warrant as equity in the Company’s consolidated balance sheets and capitalized the fair value of the warrants as a component of the deferred debt issuance costs.
As of December 31, 2025, the following equity and debt classified warrants to issue stock of the Company remain outstanding:

Original Issuance Date	Expiration Date	Exercise Price	Warrants Issued	Warrants Currently Exercisable
June 2017	June 2027	$0.23	47,700	47,700
May 2018	June 2027	$0.23	15,900	15,900
May 2019	March 2029	$0.77	25,428	25,428
May 2019	March 2029	$0.77	25,429	25,429
February 2020	February 2032	$2.29	112,240	112,240
February 2020	February 2032	$2.29	112,240	112,240
February 2020	February 2032	$2.29	56,120	56,120
March 2024	March 2034	$2.31	64,998	64,998
December 2025	December 2035	$4.65	173,591	173,591
			633,646	633,646
NOTE 11 – STOCK INCENTIVE PLAN
In 2015, the Company adopted a stock incentive plan (the “Plan”) under which it may grant stock options, stock appreciation rights, stock awards, restricted stock units, performance awards or other stock-based awards. The Plan was amended several times since its inception and, upon the most recent amendment on December 18, 2025, awards granted under the plan shall not exceed an aggregate of 19,908,600 shares of common stock. The Company had issued stock appreciation rights awards in 2015. These awards have since converted to common or expired prior to January 1, 2019. There are no outstanding stock appreciation rights as of December 31, 2025 and 2024.
The exercise price of each stock option granted under the Plan may not be less than the fair market value per share of common stock on the date of grant. The Board establishes the term and the vesting of all options issued under the Plan; however, in no event will the term exceed 10 years. The fair value of each option is estimated on the date of the grant using the Black-Scholes option-pricing model in order to measure the compensation cost associated with the award. This model incorporates certain assumptions for inputs including expected term, expected volatility in the market value of the underlying common stock, risk-free interest rate, and dividend yield of the underlying common stock.
The Board determines the fair value of common stock at the time of grant due to the absence of an active market for the Company’s common stock. The Board determined the fair value of common stock by considering a number of objective and subjective factors, including independent third-party valuations of the Company’s common stock, operating and financial performance, the lack of liquidity of capital stock, and general and industry-specific economic outlook, amongst other factors. The fair value of the underlying common stock will be determined by the Company’s Board until such time the Company’s common stock is listed on an established exchange or national market system.

Time vested and performance vested options
Presented below is a summary of the status of the time vested stock options under the Plan for the year ended December 31, 2025:

	Number of Options	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (Years)
Outstanding at January 1, 2025	10,739,818	$2.23
Granted	4,579,784	3.83
Exercised	(319,811)	1.80
Forfeited	(564,322)	3.84
Expired	(1,189,149)	2.00
Outstanding at December 31, 2025	13,246,320	$2.74	6.6
Exercisable at December 31, 2025	8,165,334	$2.26	5.0
Presented below is a summary of the status of the performance vested stock options under the Plan for the year ended December 31, 2025:

	Number of Options	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (Years)
Outstanding at January 1, 2025	1,303,680	$2.57
Granted	126,271	3.41
Exercised	(1,000)	0.23
Forfeited	—	—
Expired	—	—
Outstanding at December 31, 2025	1,428,951	$2.65	5.9
Exercisable at December 31, 2025	1,245,603	$2.70	5.6

Total share-based compensation expense for the years ended December 31, 2025 and 2024 was $4.3 million and $2.9 million respectively. This is recognized in the consolidated statement of operations as follows: $0.7 million in direct cost of sales, $2.0 million in research and development, and $1.6 million in selling, general and administrative expenses for the year ended December 31, 2025 and $0.5 million in direct cost of sales, $1.3 million in research and development, and $1.1 million in selling, general and administrative expenses for the year ended December 31, 2024.
As of December 31, 2025 and 2024, there was $9.7 million and $4.0 million of unrecognized compensation cost related to unvested share-based compensation arrangements granted under the Plan. The 2025 unrecognized cost is expected to be recognized over a weighted average remaining period of 2.9 years.
The total intrinsic value of stock options exercised during the years ended December 31, 2025 and 2024 was $0.8 million and $0.1 million, respectively. The fair value of the shares related stock options, which vested during the years ended December 31, 2025 and 2024, totaled $4.0 million and $2.6 million, respectively.

The fair value of each stock option award was estimated on the date of grant using the Black-Scholes Option Pricing Model using the weighted-average assumptions noted in the following table:

	December 31, 2025	December 31, 2024
Expected volatility	59.5% to 65.4%	54.6% to 64.3%
Expected dividend yield	—%	—%
Expected option term (in years)	5.0 – 6.2	5.0 - 9.9
Risk-free interest rate	3.6% to 4.4%	3.5% to 4.7%
•Expected volatility: The expected volatility was determined by examining the historical volatilities of a group of industry peers, as the Company did not have any trading history for the Company’s common stock.
•Expected dividend yield: The expected dividend yield was based on the Company’s history and management’s current expectation regarding future dividends.
•Expected option term: For employees, the expected term is determined using the “simplified” method, as prescribed by the SEC’s Staff Accounting Bulletin No. 107, Share-Based Payment, to estimate on a formula basis the expected term of the Company’s employee stock options which are considered to have “plain vanilla” characteristics.
•Risk-free interest rate: The risk-free interest rate was based upon quoted market yields for the United States Treasury instruments with terms that were consistent with the expected term of the Company’s stock options.
RSUs
In September 2025, the Board awarded and issued 182,786 RSUs at a grant date value of $4.65 per share. These RSUs contain a four-year ratable vesting from the grant date and are contingent based upon either an IPO or a change of control occurring within the next five years from the grant date. As these awards vest based upon an IPO or change of control event no amounts were expensed for the year ended December 31, 2025. There were no forfeitures or expired units related to these awards during the year. The total unrecognized compensation related to these RSUs was $0.8 million as of December 31, 2025.
NOTE 12 – ACCRUED EXPENSES AND CURRENT LIABILITIES
Accrued expenses and other current liabilities consisted of the following (in thousands):

	Year Ended December 31,	Year Ended December 31,
	2025	2024
Accrued salary and benefits	$4,119	$2,497
Other	898	244
Total	$5,017	$2,741

NOTE 13 – OTHER LIABILITIES
In connection with the acquisition in December 2025, several non-cash considerations were recognized as part of the acquisition within other liabilities. The table below shows the holdback, deferred consideration and contingent consideration recorded in other liabilities (in thousands).

As of December 31,
2025
ISA deferred cash holdback(1)	$10,000
ISA deferred consideration(1)	13,500
ISA contingent consideration(1)	300
Total	$23,800
_______________
(1)See Note 3 – Business acquisition for more information
NOTE 14 – SEGMENT REPORTING
ASC 280, Segment Reporting, defines operating segments as components of an enterprise where discrete financial information is available that is evaluated regularly by the chief operating decision-maker in deciding how to allocate resources and in assessing performance. The Company operates as a single operating and reportable segment. The CODM, the Company’s Chief Executive Officer, evaluates financial performance and allocates resources using consolidated net income. Because the CODM’s profitability measure is the same as the Company’s consolidated net income presented in the statement of operations, no separate reconciliation is required. The CODM does not review financial information below the consolidated company level for internal reporting or decision-making purposes.
Although the CODM reviews expenses only on a consolidated and aggregated basis rather than by individual category, certain expense types represent significant expenses of the Company’s profitability measure. These include direct labor, depreciation and amortization, and selling, general and administrative expenses, all of which are included within the Company’s consolidated results and therefore within the CODM’s segment profit measure. The accounting policies used in preparing the CODM’s measure of segment profit are the same as those described in Significant Accounting Policies. Other segment items consist of income and expenses not separately presented to the CODM, including interest income and expense, and income taxes, all of which are reflected in consolidated net income. This approach ensures that the CODM’s segment profit measure and other segment items are prepared using consistent accounting policies aligned with those applied in the consolidated financial statements.

	Year Ended December 31,
(in thousands)	2025	2024
Revenue	$117,660	$67,559
Expenses:
Direct costs	21,687	18,927
Indirect labor and related costs(1)	43,437	39,153
Depreciation and amortization	23,568	25,185
Indirect professional fees	8,058	7,300
Stock based compensation	4,290	2,885
Other operating expenses	21,511	8,795
Other non-operating income, net	(831)	(5,689)
Provision for income tax	(6,733)	—
Net income (loss)	$2,673	$(28,997)
_______________
(1)Includes fringe related expenses and excludes stock-based compensation.

NOTE 15 – INCOME TAXES
The Company files federal income tax returns in the U.S. and state income tax returns in various states where the Company maintains employees and performs services. Some tax years remain open to examination by major taxing jurisdictions to which the Company is subject as carryforward attributes generated in years past may still be adjusted in a future period. The Company has not recorded any interest or penalties on unrecognized tax benefits since inception.
Loss Before Income Tax
The components of loss before income tax are as follows (in thousands):

	Year Ended December 31,
	2025	2024
U.S.	$(4,060)	$(28,997)
Foreign	—	—
Loss before income tax	$(4,060)	$(28,997)
The provision for income taxes for the years ended December 31, 2025 and 2024, consists of the following (in thousands):

	Year Ended December 31,
	2025	2024
Federal	$—	$—
Foreign	—	—
State	—	—
Total current tax expense	—	—
Federal	(6,403)	—
Foreign	—	—
State	(330)	—
Total deferred provision	(6,733)	—
Total (benefit) provision for income taxes	$(6,733)	$—
A reconciliation of the U.S. Federal statutory rate to the effective rate as of December 31, 2025 and 2024 is as follows (in thousands, except percentages):

	Year Ended December 31,
	2025		2024
U.S. federal statutory income tax	$(853)	21%	$(6,089)	21%
State and local income tax, net of federal (national) income tax effect(1)	(234)	6%	—	—
Changes in valuation allowance	(7,137)	176%	5,516	(19)%
Non-taxable or non-deductible items:
Transaction costs	388	(10)%	—	—
Fair market value adjustments	477	(12)%	—	—
Stock based compensation	449	(11)%	412	(1)%
Lobbying expense	134	(3)%	144	—
Other	42	(1)%	17	—
Effective income tax benefit	$(6,733)	166%	$—	—

_______________
(1)State and local taxes in California and Colorado comprise the majority of this category.
Income Tax Payments
Disclosed below is a summary of income taxes paid by jurisdiction pursuant to the disclosure requirements of ASU 2023-09 for the year ended December 31, 2025:

As of December 31,
	2025	2024
U.S. — Federal	$—	$—
U.S. — State and local	—	—
Total current tax expense	$—	$—
Deferred Taxes
The effects of temporary differences that give rise to significant portions of deferred tax assets and deferred tax liabilities as of December 31, 2025 and 2024 are presented as follows (in thousands):

	As of December 31,
	2025	2024
Deferred tax assets:
Net operating loss carryforwards	$35,120	$34,594
Research and development credits	702	702
Operating lease right-of-use liabilities	4,002	2,560
Section 174 research and development expenses	269	381
Inventory	1,316	—
Stock based compensation	984	585
Other	239	82
Gross deferred tax assets	$42,632	$38,904
Less: valuation allowance	(27,335)	(34,889)
Net deferred tax assets	$15,297	$4,015
Deferred tax liabilities:
Property, plant, and equipment	(4,782)	(1,715)
Operating lease right-of-use-assets	(3,765)	(2,300)
Intangible assets	(7,727)	—
Other	—	—
Total deferred tax liabilities	(16,274)	(4,015)
Net deferred tax liabilities	$(977)	$—
For the year ended December 31, 2025, the difference between the Company’s effective tax rate and the statutory rate is primarily driven by the valuation allowance established against U.S. federal and state deferred income tax assets.
A reconciliation of the beginning and ending amounts of the valuation allowance for the year ended December 31, 2025 and 2024, is as follows (in thousands):

	As of December 31,
	2025	2024
Valuation allowance beginning of year	$34,889	$27,792
Gross decrease due to current year activity	$(821)	$7,097
Gross decrease due to purchase accounting	$(6,733)	$—
Valuation allowance end of period	$27,335	$34,889
Management regularly assesses the ability to realize deferred tax assets recorded based upon the weight of available evidence, including such factors as recent earnings history and expected future taxable income on a jurisdiction-by-jurisdiction basis. In the event that the Company changes its determination as to the amount of realizable deferred tax assets, the Company will adjust its valuation allowance with a corresponding impact to the provision for income taxes in the period in which such determination is made. The Company’s management believes that, based on a number of factors, it is more likely than not, that all or some portion of the deferred tax assets will not be realized; and accordingly, for the year ended December 31, 2025, the Company has provided a valuation allowance against the Company’s U.S. net deferred tax assets. The net change in the valuation allowance for the year ended December 31, 2025 was a decrease of $7,554. The current year valuation allowance change includes a $6,733 decrease recorded through the income statement as a result of deferred tax liabilities recorded in purchase accounting.
On December 31, 2025 the Company has net operating loss carry forwards for federal income tax purposes of $134,105. The federal net operating loss of $128,123 generated subsequent to the year ended December 31, 2017 carries forward indefinitely, while the remaining federal net operating loss carryforwards for $5,981 begin to expire in 2035.
The Company’s ability to utilize its existing net operating loss carryforwards and other tax attributes may be limited if the Company experiences an ownership change as defined in the Internal Revenue Code Section 382 due to prior or future transaction. Generally, an ownership change occurs when an ownership percentage of stockholders holding 5% or greater of the Company’s shares changes by more than 50% over a three-year period. The Company determined multiple ownership changes occurred between tax years 2015 and 2023. As a result, the ownership changes are expected to limit the future utilization of net operating losses, including approximately $1.2 million of net operating losses which preceded the Tax Cuts and Jobs Act of 2017 that are expected to expire unused.
The Company accounts for the uncertainty in income taxes by prescribing a minimum recognition threshold for a tax position taken, or expected to be taken, in a tax return that is required to be met before being recognized in the consolidated financial statements. The Company recognizes interest and penalties related to uncertain tax positions as income tax expense. As of December 31, 2025, the Company had no unrecognized tax benefits that could impact the income tax expense.
The Company files income tax returns in the U.S. federal and state jurisdictions. As of December 31, 2025, the Company is no longer subject to federal or state income tax examinations by taxing authorities for years before December 31, 2020; however, taxing authorities can adjust NOL carryforwards in open tax years that may have been carried forward from closed years. The Company’s federal tax returns have not been selected for examination.
NOTE 16 – LEASES
The company has existing operating and finance leases for corporate offices and facilities, vehicles and certain equipment. The Company's leases have remaining lease terms of less than one year to ten years, some of which include options to extend the lease term. For purposes of calculating lease liabilities, lease terms include options to extend the lease when it is reasonably certain that the Company will exercise such options.
The components of lease expense are as follows (in thousands):

	December 31,
	2025	2024
Lease expense:
Operating lease cost	$3,554	$3,611
Total lease cost	$3,554	$3,611
Operating lease cost included in indirect cost of sales, excluding depreciation and amortization and selling, general and administrative expenses was $2.7 million and $0.9 million, respectively for the year ended December 31, 2025. Operating lease cost included in indirect cost of sales and selling, general and administrative expenses was $2.7 million and $0.9 million for the year ended December 31, 2024, respectively.
Supplemental cash flow information related to leases is as follows (in thousands):

	December 31,
	2025	2024
Cash paid amounts included in measurement of lease liabilities
Operating cash outflows – payment on operating leases	$3,579	$3,027
Right-of-use assets obtained in exchange for new lease obligations
Operating leases	1,322	—
Supplemental balance sheet information related to leases is as follows (in thousands):

	December 31,
	2025	2024
Assets
Operating lease right-of-use assets	$15,403	$8,789
Liabilities
Operating lease liabilities	16,330	9,785
Less current portion: Operating lease liabilities	(3,437)	(3,276)
Operating lease long term liability	$12,893	$6,509
The operating right-of-use assets and lease liabilities were calculated using a weighted average discount rate of 7.84% and 3.36% as of December 31, 2025 and 2024, respectively. The weighted average remaining lease term was 6.9 years and 3.4 years as of December 31, 2025 and 2024, respectively.

Future undiscounted cash flows for each of the next five years and the reconciliation to the lease liabilities recognized on the balance sheet as of December 31, 2025, is as follows (in thousands):

Operating Leases for Year Ending December 31, 2025
2026	$ 4,621
2027	3,022
2028	2,549
2029	2,435
2030	1,960
Thereafter	6,818
Total future minimum lease payments	21,405
Less present value discount	(5,075)
Less operating lease liabilities, current	(3,437)
Operating lease liabilities, net of current portion	$12,893
NOTE 17 – COMMITMENTS AND CONTINGENCIES
Legal Matters
The Company has implemented controls designed to promote and achieve compliance with applicable trade controls, including export control and sanctions restrictions. However, in the past, the Company has inadvertently exported certain defense services in violation of the International Traffic in Arms Regulations. For example, the Company submitted the final reports of two voluntary self-disclosures to the Directorate of Defense Trade Controls (“DDTC”) on March 18, 2022, and June 17, 2025, respectively. On March 25, 2025, DDTC issued a letter resolving the first voluntary self-disclosure without pursuing any civil monetary penalty against the Company. The second voluntary self-disclosure submitted to DDTC currently remains under review, and it is possible that DDTC may assess administrative fines or other penalties against the Company at the conclusion of its review.
In October 2025, the Company entered into a favorable legal settlement wherein the Company received $2.8 million in a settlement of a legal matter. The gain was recorded in selling, general, and administrative expense in the consolidated statements of operations. As of December 31, 2025, $1.5 million is outstanding on this settlement and is recorded in other long-term assets in the consolidated balance sheet.
Subsequent to December 31, 2025, the Company reached a settlement with a third-party vendor related to an ongoing litigation claim. The Company has accrued $0.5 million in selling, general and administrative expense related to this settlement.

Loss Contingencies
Balance December 31, 2024	$—
Charges to legal accrual loss contingency	500
Balance December 31, 2025	$500
The Company is periodically involved in legal proceedings, legal actions and claims arising in the normal course of business. Management believes that the outcome of such legal proceedings, legal actions and claims will not have a significant adverse effect, individually or in aggregate, on the Company’s financial position, results of operations or cash flows.

NOTE 18 – NET INCOME (LOSS) PER SHARE
The following table sets forth the computation of the basic and diluted net income (loss) per share (in thousands except per share amounts):

	Year Ended December 31,
	2025	2024
Basic net income (loss) per share
Numerator:
Net income (loss)	$2,673	$(28,997)
Preferred stock dividends	(2,224)	(2,224)
Income allocated to participating securities	(401)	—
Net income (loss) attributable to common stockholders, basic	$48	$(31,221)
Denominator:
Weighted-average number of shares outstanding used to compute net income (loss) per share attributable to common stockholders, basic	7,511,429	6,249,867
Net income (loss) per share attributable to common shareholders, basic	$0.01	$(5.00)

Diluted net income (loss) per share
Numerator:
Net income (loss) attributable to common stockholders, basic	$48	$(31,221)
Add: Adjustment to the income allocated to participating securities	33	—
Net income (loss) attributable to common stockholders, diluted	$81	$(31,221)
Denominator:
Weighted-average number of shares outstanding used to compute net income (loss) per share attributable to common stockholders, basic	7,511,429	6,249,867

Weighted-average effect of potentially dilutive securities:
Stock options	5,883,058	—
Warrants for common stock	417,842	—
Weighted-average number of shares outstanding used to compute net income (loss) per share attributable to common stockholders, diluted	13,812,329	6,249,867
Net income (loss) per share attributable to common shareholders, dilutive	$0.01	$(5.00)
For the year ended December 31, 2024, the Company's potential dilutive securities, which include stock options, redeemable, convertible preferred stock, restricted stock units (RSUs) and warrants, have been excluded from the computation of diluted net loss per share as the effect would be to reduce the net loss per share. Therefore, the weighted average number of common shares outstanding used to calculate both basic and diluted net loss per share is the same.

Dilutive shares which could exist pursuant to the exercise of outstanding stock instruments, and which were not included in the calculation because their effect would have been anti-dilutive are as follows:

	Year Ended December 31,
	2025	2024
Warrants to purchase shares of common stock	974,015	5,077,062
Options to purchase shares of common stock	183,347	12,001,960
RSUs	182,786	—
Warrants for common stock	—	—
Shares of common stock issuable upon conversion preferred stock	—	62,425,315
Total	1,340,148	79,504,337
NOTE 19 – RETIREMENT PLAN
The Company has a 401(k) qualified retirement plan covering substantially all its employees other than non-resident aliens. The contribution payable as of December 31, 2025 and 2024 was $0.2 million and $0.1 million and is included in accrued expenses and other current liabilities in the consolidated balance sheets, respectively. The 2025 contribution was funded in the first quarter of 2026. The Company’s 401(k) expense for the years ended December 31, 2025 and 2024 was $0.6 million and $0.5 million, respectively.
NOTE 20 – FAIR VALUE MEASUREMENTS
The following table represents the Company’s financial instruments that are measured at fair value on a recurring basis as of December 31, 2025 and 2024 (in thousands):

	Level 1	Level 2	Level 3	Total Fair Value Measurement at December 31, 2025
Liabilities:
ISA deferred consideration	$—	$—	$13,500	$13,500
ISA contingent earnout liability	—	—	300	300
2024 Bank Warrants	—	—	658	658
2025 Bank Warrants	—	—	1,415	1,415
At-the-Money Warrants	—	—	2,194	2,194
Total liabilities held at fair value	$—	$—	$18,067	$18,067

	Level 1	Level 2	Level 3	Total Fair Value Measurement at December 31, 2024
Assets:
Investments	$39,716	$—	$—	$39,716
Total assets held at fair value	$39,716	$—	$—	$39,716
Liabilities:
Contingent earnout liability	$—	$—	$—	$—
At-the-Money Warrants	—	—	362	362
Total liabilities held at fair value	$—	$—	$362	$362

As of December 31, 2025, the carrying amount of the Company’s 2025 Term Loan and 2025 Mezzanine Loan approximates their fair value.
There were no transfers between levels during the years ended December 31, 2025 and 2024. Level 3 details for the years ended December 31, 2025 and 2024 as follows (in thousands):

	Warrant Liability	Deferred Consideration	Contingent Consideration
Balance December 31, 2024	$362	$—	$—
Deferred consideration recorded at the acquisition of ISA	—	13,500	—
Contingent consideration recorded at the acquisition of ISA	—	—	300
Warrants issued	1,635	—	—
Liability warrants revalued	2,270	—	—
Balance December 31, 2025	$4,267	$13,500	$300

	Warrant Liability	Contingent Consideration
Balance December 31, 2023	$94	$500
Settlement of contingent consideration	—	(288)
Warrants issued	68	—
Loss included in earnings due to fair value adjustment	200	—
Write-off upon settlement	—	(212)
Balance December 31, 2024	$362	$—
Level 3 Fair Value Inputs
The Company used a market approach based on the most recent arms-length transaction to estimate the enterprise value of the Company and then allocated the enterprise value to the liability-classified warrants using an option-pricing model. The significant unobservable inputs used in the valuation model to measure the warrant liability that is categorized within Level 3 of the fair value hierarchy are as follows:

	At-the-Money Warrant Liability
	December 31,
Assumption	2025	2024
Stock price	$11.40	$3.02
Strike price	$11.20	$11.20
Volatility (annual)	59.5%	54.9%
Risk-free rate	4.0%	4.6%
Estimated time to expiration (years)	7.5	2.0
Dividend yield	—%	—%

	Bank Warrant Liability
	December 31,
Assumption	2025	2024
Stock price	$11.40	$3.02
Strike price	$ 2.30 – 4.70	$2.30
Volatility (annual)	56.8 – 58.8%	82.5%
Risk-free rate	4.0 – 4.2%	4.2%
Estimated time to expiration (years)	8.2 – 10	10
Dividend yield	—%	—%
The ISA deferred consideration represents future payments to the sellers of ISA based on the passage of time which may vary based upon a Liquidation Event as defined by the Merger Agreement. The liability is measured at fair value on a recurring basis and is classified within Level 3 of the fair value hierarchy due to the use of significant unobservable inputs. The following table summarizes the significant unobservable inputs used in the valuation:

Assumption	ISA deferred consideration December 31, 2025
Payment	$15,000
Cost of debt	8.8% – 8.9%
Payment date (years)	0.7 to 3
The ISA contingent earnout liability represents potential future payments to the sellers based on the achievement of specified revenue thresholds over the earnout period. The liability is measured at fair value on a recurring basis and is classified within Level 3 of the fair value hierarchy due to the use of significant unobservable inputs. The fair value is estimated using an option-based valuation technique and is remeasured at each reporting date, with changes in fair value recognized in earnings. The following table summarizes the significant unobservable inputs used in the valuation:

Assumption	ISA contingent consideration December 31, 2025
Long call strike price	$70,000
Short call strike price	$75,000
Volatility (annual)	15.0%
Risk-free rate	3.5%
Credit discount rate	8.8%
Earnout term	1 year
NOTE 21 – SUBSEQUENT EVENTS
The Company evaluated its December 31, 2025, financial statements for subsequent events through April __, 2026 the date the financial statements were issued. Please note the following subsequent events:
In January 2026, the Company issued and sold an aggregate of 756,754 shares of Series E Preferred Stock to certain investors at the Series E Per Share Price for aggregate gross proceeds of $14.3 million. Additionally, in February 2026, the Company issued and sold an aggregate of 185,543 shares of Series E Preferred Stock to certain investors at the Series E Per Share Price for aggregate gross proceeds of $3.5 million.

In March 2026, the Company settled an ongoing litigation matter with a third-party vendor for $0.5 million.

Independent Auditors' Report
To the Shareholders of
Innovative Signal Analysis, Inc.
Opinion
We have audited the financial statements of Innovative Signal Analysis, Inc. (the Company), which comprise the balance sheets as of September 30, 2025 and December 31, 2024, and the related statements of operations, changes in stockholders' deficit and cash flows for the period from January 1, 2025 to September 30, 2025 and the year ended December 31, 2024, and the related notes to the financial statements.
In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2025 and December 31, 2024, and the results of its operations and its cash flows for the period from January 1, 2025 to September 30, 2025 and the year ended December 31, 2024 in accordance with accounting principles generally accepted in the United States of America.
Basis for Opinion
We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the financial statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
Responsibilities of Management for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.
In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the Financial Statements are available to be issued.
Auditors' Responsibilities for the Audit of the Financial Statements
Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.
In performing an audit in accordance with GAAS, we:
•Exercise professional judgment and maintain professional skepticism throughout the audit.

•Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
•Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
•Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
•Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.
We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings and certain internal control-related matters that we identified during the audit.
/s/ Baker Tilly US, LLP
Frisco, Texas
April 10, 2026

Innovative Signal Analysis, Inc.
Balance Sheets
September 30, 2025 and December 31, 2024

	September 30, 2025	December 31, 2024
Assets
Current Assets
Cash and cash equivalents	$4,811,634	$3,030,195
Accounts receivable	5,886,041	6,356,274
Contract assets:
Costs and estimated earnings in excess of billings	3,718,340	1,874,205
Inventory, net	3,617,796	2,694,313
Prepaid expenses and other current assets	1,693,277	863,713
Total current assets	19,727,088	14,818,700
Property and Equipment, Net	6,605,866	6,724,014
Capitalized Pre-production, Net	10,268,920	8,433,200
Operating Lease Right-of-Use Assets, Net	9,883,926	7,045,059
Finance Lease Right-of-Use Assets, Net	62,610	—
Total assets	$46,548,410	$37,020,973
Liabilities and Stockholders' Deficit
Current Liabilities
Accounts payable	$687,193	$548,417
Accrued expenses	3,928,737	152,621
Contract liabilities:
Billings in excess of costs and estimated earnings	464,679	1,186,404
Deferred revenues	23,556	195,230
Operating lease liabilities, current portion	857,081	602,598
Finance lease liabilities, current portion	53,534	—
Total current liabilities	6,014,780	2,685,270
Stock Based Compensation Liability	35,175,009	29,019,251
Deferred Tax Liability	258,474	51,949
Operating Lease Liabilities, Net of Current Portion	9,368,265	6,683,768
Total liabilities	50,816,528	38,440,238
Stockholders' Deficit
Common stock, par $0.005, 2,000,000 shares authorized and issued, 1,815,050 shares outstanding	10,000	10,000
Treasury stock - at cost, 184,950 shares	(967,431)	(967,431)
Accumulated deficit	(3,310,687)	(461,834)
Total stockholders' deficit	(4,268,118)	(1,419,265)
Total liabilities and stockholders' deficit	$46,548,410	$37,020,973

Innovative Signal Analysis, Inc.
Statements of Operations
Period From January 1, 2025 to September 30, 2025 and Year Ended December 31, 2024

	September 30, 2025	December 31, 2024
Net Revenues
Contract revenue	$46,671,585	$51,795,824
Cost of Revenues
Direct costs of revenue	19,200,215	21,016,180
Gross profit	27,471,370	30,779,644
Operating Expenses
General and administrative expenses	10,729,755	11,616,277
Salaries and employee benefits	11,448,093	12,977,877
Stock based compensation expense	6,341,274	4,866,504
Depreciation and amortization expense	971,670	1,455,517
Total operating expenses	29,490,792	30,916,175
Loss from operations	(2,019,422)	(136,531)
Other Income
Interest income	176,522	307,796
Total other income	176,522	307,796
(Loss) income before income taxes	(1,842,900)	171,265
Income Tax Expense	(1,005,953)	(1,084,348)
Net loss	$(2,848,853)	$(913,083)

Innovative Signal Analysis, Inc.
Statements of Changes in Stockholders' Deficit
Period From January 1, 2025 to September 30, 2025 and Year Ended December 31, 2024

	Common Stock		Treasury Stock		Accumulated Deficit	Total Stockholders' Deficit
	Shares	Amount	Shares	Amount
Balance, January 1, 2024	2,000,000	$10,000	(184,950)	$(967,431)	$451,249	$(506,182)
Net loss	—	—	—	—	(913,083)	(913,083)
Balance, December 31, 2024	2,000,000	10,000	(184,950)	(967,431)	(461,834)	(1,419,265)
Net loss	—	—	—	—	(2,848,853)	(2,848,853)
Balance, September 30, 2025	2,000,000	$10,000	(184,950)	$(967,431)	$(3,310,687)	$(4,268,118)

Innovative Signal Analysis, Inc.
Statements of Cash Flows
Period From January 1, 2025 to September 30, 2025 and Year Ended December 31, 2024

	September 30, 2025	December 31, 2024
Cash Flows From Operating Activities
Net loss	$(2,848,853)	$(913,083)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation expense	971,670	886,561
Amortization expense	—	568,956
Deferred income taxes	206,525	(24,678)
Noncash operating lease expense	588,618	714,302
Noncash stock-compensation expense	6,341,274	4,866,504
Changes in operating assets and liabilities:
Accounts receivable	470,233	(1,359,236)
Contract assets	(1,844,135)	(206,510)
Inventory	(923,483)	(1,072,363)
Prepaid expenses and other current assets	(829,564)	(256,078)
Accounts payable	138,776	46,368
Accrued expenses	3,776,116	(26,090)
Contract liabilities	(721,725)	756,282
Deferred revenue	(171,674)	(20,487)
Stock based compensation liabilities	(185,516)	(399,193)
Operating lease liabilities	(488,505)	(681,838)
Net cash provided by operating activities	4,479,757	2,879,417
Cash Flows From Investing Activities
Purchases of property and equipment	(852,768)	(2,000,214)
Capitalized pre-production	(1,835,720)	(3,640,272)
Net cash used in investing activities	(2,688,488)	(5,640,486)
Cash Flows From Financing Activities
Principal payments on finance lease liability	(9,830)	—
Net cash used in financing activities	(9,830)	—
Net change in cash and cash equivalents	1,781,439	(2,761,069)
Cash and Cash Equivalents, Beginning	3,030,195	5,791,264
Cash and Cash Equivalents, Ending	$4,811,634	$3,030,195
Supplemental Disclosure of Cash Flow Information
Cash paid for income taxes	$1,150,000	$1,192,895

Innovative Signal Analysis, Inc.
Notes to Financial Statements September 30, 2025 and December 31, 2024

1.Business Description
Innovative Signal Analysis, Inc. (the Company), was organized as a Texas Corporation on September 16, 1996, and is headquartered in Richardson, Texas. The Company specializes in real-time signal and image processing systems, primarily serving the government and defense sectors. The Company provides advanced RF signal processing solutions, including commercial off-the-shelf and custom FPGA products, real-time software and high-performance computing systems. Notable products include the Wide Area Video Surveillance System and the Ultra Wideband Tactical Signal Processor, which support mission-critical applications. The Company's multidisciplinary team of engineers and analysts handles all phases of system development, from design and integration to operations and maintenance, reinforcing the Company's reputation for innovation and excellence in signal processing.
2.Summary of Significant Accounting Policies
Basis of Presentation
The accompanying financial statements of the Company have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP).
Use of Estimates
The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.
Reclassification
Certain reclassifications have been made to the prior year financial statements to conform to the current year presentation. These reclassifications have no effect on the reported net loss.
Recently Adopted Accounting Principles
During December 2023, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. ASU No. 2023-09 enhances the transparency and decision usefulness of income tax disclosures. The amendments in this ASU require consistent categories and greater disaggregation of information in the rate reconciliation and income taxes paid disaggregated by jurisdiction. ASU No. 2023-09 is effective for fiscal years beginning after December 15, 2025. Early adoption is permitted. The amendments in this ASU should be applied on a prospective basis. Retrospective application is permitted. The Company does not believe that the adoption of ASU No. 2023-09 will have a material effect on its results of operations, financial position and cash flows.
Cash and Cash Equivalents
The Company considers all highly liquid instruments with original maturities of three months or less to be cash equivalents. The Company maintains cash balances in bank accounts that may, at times, exceed federally insured limits. Management periodically assesses the financial condition of these institutions for the purpose of assessing credit risk. The Company has not experienced any losses and believes it is not exposed to any significant credit risk on cash and cash equivalents.

Innovative Signal Analysis, Inc.
Notes to Financial Statements September 30, 2025 and December 31, 2024

Accounts Receivable
Accounts receivable represent customer obligations due and are stated at the amount the Company expects to collect. The carrying amount of accounts receivable is reduced by an allowance for credit losses that reflects management's best estimate of amounts that will not be collected. Management considers the following factors when determining the collectability of specific customer accounts: customer credit-worthiness, past transaction history with the customer, current economic industry trends and changes in customer payment terms.
The Company recognizes an allowance for credit losses for trade and other receivables to present the net amount expected to be collected as of the balance sheet date. Such allowance is based on the credit losses expected to arise over the life of the asset which includes consideration of past events and historical loss experience, current events and also future events based on our expectation as of the balance sheet date. Receivables are written off when the Company determined that such receivables are deemed uncollectible. The Company pools its receivables based on similar risk characteristics in estimating its expected credit losses. In situations where a receivable does not share the same risk characteristics with other receivables, the Company measures those receivables individually. The Company also continuously evaluates such pooling decisions and adjusts as needed from period to period as risk characteristics change.
The Company utilizes the loss rate method in determining its lifetime expected credit losses on its receivables. This method is used for calculating an estimate of losses based primarily on the Company's historical loss experience. In determining its loss rates, the Company evaluates information related to its historical losses, adjusted for current conditions and further adjusted for the period of time that can be reasonably forecasted. Qualitative and quantitative adjustments related to current conditions and the reasonable and supportable forecast period consider all the following: past due receivables, the customer creditworthiness, changes in the terms of receivables and legal and regulatory requirements on the level of estimated credit losses in the existing receivables. For receivables that are not expected to be collected within the normal business cycle, the Company considers current and forecasted direction of the economic and business environment. Such forecasted information includes: GDP growth, unemployment rates and interest rates amongst others. Based on the loss rate method, no allowance for credit losses was considered necessary at September 30, 2025 and December 31, 2024.
In accordance with disclosure requirements under Accounting Standard Codification (ASC) Topic 606, Revenue From Contracts With Customers, accounts receivable at January 1, 2024 was $4,997,038.
Inventory
Inventory is carried at the lower of cost or net realizable value. Cost is determined using an average costing methodology, which approximates costs under the first-in, first-out (FIFO) method. The Company purchases certain direct materials that are held as inventory until it is allocated to an active contract and recognizes a related contract costs with an offset to inventory. Management evaluates all inventories and estimates a reserve for excess or obsolete inventories based on the best facts available. An allowance for inventory was recorded for $770,816 at both September 30, 2025 and December 31, 2024, respectively. Inventory at September 30, 2025 and December 31, 2024 was $3,617,832 and $2,694,313 respectively, net of the allowance.

Innovative Signal Analysis, Inc.
Notes to Financial Statements September 30, 2025 and December 31, 2024

Property and Equipment
Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the useful lives of the assets as shown below.

Useful Lives
Computer equipment	3-7 years
Furniture and fixtures	5-7 years
Equipment	5-7 years
Leasehold improvements	Lesser of lease or useful life
Additions and major repairs or replacements of property and equipment, which increase the life of an asset, are capitalized over the asset's estimated remaining useful life. Maintenance, repairs and minor replacements are charged to expense as incurred. Cost and the related accumulated depreciation on assets retired or otherwise disposed of are removed from the accounts, and related gains or losses are included in operating income or expense, respectively.
Long-Lived Assets
In accordance with ASC No. 360-10, Accounting for the Impairment or Disposal of Long-Lived Assets, the Company periodically reviews the carrying value of its long-lived assets, such as property and equipment and other assets subject to amortization, to test whether current events or circumstances indicate that such carrying value may not be recoverable. If the tests indicate that the carrying value of the asset is greater than the expected cash flows to be generated by such asset, then an impairment adjustment is recognized for the excess of the carrying value over fair value. No impairment was recognized during the period from January 1, 2025 to September 30, 2025 and the year ended December 31, 2024.
Capitalized Pre-Production
The Company follows ASC No. 985-20, Costs of Software to be Sold, Leased, or Marketed in accounting for pre-production costs related to products intended for sale. Direct labor and related costs incurred between the establishment of technological feasibility and the date the product is ready for sale are capitalized. All other development costs are expensed as incurred. Capitalized pre-production costs are amortized on a straight-line basis over their estimated useful life, generally three years, beginning when the product is first available for sale. Amortization expense for the period from January 1, 2025 to September 30, 2025 and the year ended December 31, 2024 was $0 and $568,956, respectively.

Innovative Signal Analysis, Inc.
Notes to Financial Statements September 30, 2025 and December 31, 2024

Revenue Recognition
The Company recognizes revenue in accordance with ASC 606, Revenue from Contracts with Customers. Revenues are derived primarily from long-term contracts with U.S. government agencies and prime contractors to provide engineering services, systems integration and mission support. Contracts are executed under Federal Acquisition Regulations and include cost-plus-award-fee, cost-plus-fixed-fee, firm-fixed-price, time-and-materials and cost-reimbursement arrangements. Performance obligations generally consist of integrated engineering services that are accounted for as a single distinct obligation. Transaction prices include fixed fees, reimbursable costs and variable consideration such as award fees, which are estimated and recognized ratably over the related contract. Substantially all revenue is recognized over time as services are performed because customers receive and consume benefits simultaneously, work is performed under customer control and the Company has an enforceable right to payment for work completed. Cost-plus and fixed-fee contracts are recognized using a cost-to-cost percentage-of-completion method; award fees are recognized based on estimated achievement; firm-fixed-price and level-of-effort contracts are recognized using input measures such as labor hours; time-and-materials contracts are recognized under the "right-to-invoice" expedient; and cost-reimbursement contracts are recognized as costs are incurred. Incremental costs of obtaining contracts are immaterial. Costs to fulfill contracts are capitalized when directly related and expected to be recovered; otherwise, they are expensed as incurred. The Company applies practical expedients permitted under ASC 606, including the right-to-invoice method for certain contracts and exemption from disclosure of unsatisfied performance obligations for contracts with an expected duration of one year or less.
The following table disaggregates revenue for the period from January 1, 2025 to September 30, 2025 and the year ended December 31, 2024:

	September 30, 2025	December 31, 2024
Contract revenue	$45,896,414	$50,553,614
Commercial/Product revenue	502,913	593,314
Product services revenue	32,800	476,378
Warranty and other revenue	239,458	172,518
Total	$46,671,585	$51,795,824
Contract Estimates and Modifications
Due to the nature of the work required to be performed on the Company's performance obligations, the estimation of total revenue and cost at completion is complex, subject to many variables and requires significant judgment. As a significant change in one or more of these estimates could affect the profitability of the Company's contracts, management routinely reviews and updates contract-related estimates through a disciplined project review process in which management reviews the progress and execution of each performance obligation and the related estimated costs to complete. As part of this process, management reviews information including, but not limited to, outstanding contract matters, progress towards completion, construction schedule and the associated changes in estimates of revenues and costs. Management must make assumptions and estimates regarding the complexity of the work to be performed, the availability and cost of materials, the performance of subcontractors and the availability and timing of funding from the customer, along with other risks inherent in performing services under all contracts where the Company recognizes revenue over-time using the cost-to-cost input method.
The Company recognizes changes in contract estimates on a cumulative catch-up basis in the period in which the changes are identified. Such changes in contract estimates can result in the recognition of revenue in a current period for performance obligations which were satisfied or partially satisfied in a prior period. Changes in contract estimates may also result in the reversal of previously recognized revenue if

Innovative Signal Analysis, Inc.
Notes to Financial Statements September 30, 2025 and December 31, 2024

the current estimate differs from the previous estimate. If at any time the estimate of contract profitability indicates an anticipated loss on the contract, the total loss is recognized in the period it is identified.
Certain contracts entitle the Company to receive variable consideration such as award fees. The Company estimates anticipated award fees under the expected value method, which provides the best estimate of the amount of variable consideration the Company expects to recognize from the contract.
Contracts are often modified to account for changes in contract specifications and requirements. Most of the Company's contract modifications are for goods or services that are not distinct from existing contracts due to the significant integration provided in the context of the contract and are accounted for as if they were part of the original contract. The effect of a contract modification on the transaction price and the measure of progress for the performance obligation to which it relates, is recognized as an adjustment to revenue (either as an increase in or a reduction of revenue) on a cumulative catch-up basis. The Company accounts for contract modifications as separate contracts when the modification results in the promise to deliver additional goods or services that are distinct and the increase in price of the contract is for the same amount as the stand-alone selling price of the additional goods or services included in the modification.
Contract Assets and Contract Liabilities
Contract assets represent costs and estimated earnings in excess of billings on uncompleted contracts. Contract liabilities consist of billings in excess of costs and estimated earnings on uncompleted contracts. The Company anticipates that substantially all such amounts will be earned within one year. Contract assets and liabilities are reported on a contract-by-contract basis at the end of each reporting period. In accordance with disclosure requirements under ASC Topic 606, Revenue From Contracts With Customers, the opening balance of contract assets and contract liabilities at January 1, 2024 was $1,667,695 and $430,122, respectively.
Stock-Based Compensation
The Company grants share-based awards in the form of stock bonuses, which are fully vested at the grant date. These awards are classified as liabilities under ASC 718, Share based Compensation, due to repurchase features that may result in settlement at an amount other than fair value.
Fair Value Measurements
FASB ASC 820, Fair Value Measurements and Disclosures, defines fair value as the price that would be received to sell an asset, or paid to transfer a liability, in the principal or most advantageous market in an orderly transaction between market participants on the measurement date. The fair value standard also establishes a three-level hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability on the measurement date. The three levels are defined as follows:
Level 1 - Quoted prices are available in active markets for identical instruments as of the reporting date. The type of instruments included in Level 1 included listed equities and listed derivatives.
Level 2 - Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies. Instruments which are generally included in this category included corporate bonds and loans, less liquid and restricted equity securities and certain over-the-counter derivatives.
Level 3 - Pricing inputs are unobservable for the instrument and includes situations where there is little, if any, market activity for the instrument. The inputs into the determination of fair value

Innovative Signal Analysis, Inc.
Notes to Financial Statements September 30, 2025 and December 31, 2024

require significant management judgement or estimation. Instruments that are included in this category generally include general and limited partnership interests in corporate private equity and real estate funds, mezzanine funds, funds of hedge funds, distressed debt and noninvestment grade residual interests in securitizations and collateralized debt obligations.
The fair value of the stock based compensation awards were based on Level 3 inputs.
Income Taxes
The Company records deferred taxes using the liability method. Deferred taxes and liabilities are based on the estimated future tax effects of differences between the financial statement basis and tax basis of assets and liabilities given the provisions of enacted tax law.
The Company records a valuation allowance to reduce its deferred income tax assets to the amount that is believed to be realized. Management considers historical earnings, future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for a valuation allowance. Management is continuously assessing the ability to realize deferred tax assets. Management has not recorded a valuation allowance against deferred tax assets at September 30, 2025 and December 31, 2024.
Management evaluates uncertain tax positions with the presumption of audit detection and applies a "more likely than not" standard to evaluate the recognition of tax benefits or positions. The Company has not recognized any penalty, interest or tax impact related to uncertain tax positions.
Leases
At lease inception, leases are classified as either finance leases or operating leases with the associated right-of-use asset and lease liability measured at the net present value of future lease payments. Operating leases are expensed on a straight-line basis as lease expense over the noncancelable lease term. Expenses for finance leases are comprised of the amortization of the right-of-use asset and interest expense recognized based on the effective interest method.
The Company has made the following accounting policy elections with regards to its lease accounting:
•The Company does not separate lease and nonlease components for all operating leases;
•When the rate implicit in the lease is not determinable, rather than use the Company's incremental borrowing rate, the Company uses a risk-free discount rate for the initial and subsequent measurement of lease liabilities for operating leases;
•The Company does not apply the recognition requirements to operating leases with an original term of 12 months or less, for which the Company is not likely to exercise a renewal option or purchase the asset at the end of the lease; rather, short-term leases will continue to be recorded on a straight-line basis over the lease term.
Additional required disclosures for leases are contained in Note 9.
Concentrations of Credit Risk
For the period from January 1, 2025 to September 30, 2025, one customer represented approximately 63% of revenue. For the year ended December 31, 2024, two customers represented approximately 57% of revenue. As of September 30, 2025, two customers represented approximately 74% of accounts receivable. As of December 31, 2024, three customers represented approximately 68% of accounts receivable. As of September 30, 2025, three vendors represented approximately 56% of accounts payable. As of December 31, 2024, four vendors represented approximately 71% of accounts

Innovative Signal Analysis, Inc.
Notes to Financial Statements September 30, 2025 and December 31, 2024

payable. The Company maintains no reserves for potential losses based on the nature of its clients and historical collection patterns.
3.Contract Billing Status
The status of contract billings is as follows for the period from January 1, 2025 to September 30, 2025 and the year ended December 31, 2024:

	September 30, 2025	December 31, 2024
Costs incurred on contracts	$132,802,769	$102,601,635
Estimated earnings	16,331,943	11,522,511
Earned revenue	149,134,712	114,124,146
Less billings to date	(145,881,051)	(113,436,345)
Total	$3,253,661	$687,801
The below net amounts are presented at September 30, 2025 and December 31, 2024 under the following balance sheet captions:

	September 30, 2025	December 31, 2024
Contract assets:
Costs and estimated earnings in excess of billings	$3,718,340	$1,874,205
Contract liabilities:
Billings in excess of costs and estimated earnings	(464,679)	(1,186,404)
Net	$3,253,661	$687,801
4.Inventory
Inventory consists of the following at September 30, 2025 and December 31, 2024:

	September 30, 2025	December 31, 2024
Raw materials	$3,726,346	$2,909,943
Work in progress	463,541	300,450
Finished goods	198,761	254,736
	4,388,648	3,465,129
Less allowance for obsolete inventory	(770,816)	(770,816)
Inventory, net	$3,617,832	$2,694,313

Innovative Signal Analysis, Inc.
Notes to Financial Statements September 30, 2025 and December 31, 2024

5.Property and Equipment
Property and equipment at September 30, 2025 and December 31, 2024, was comprised of the following:

	September 30, 2025	December 31, 2024
Computer equipment	$3,120,877	$2,947,190
Equipment	4,210,645	3,938,074
Furniture and fixtures	976,418	888,863
Leasehold improvements	5,211,624	4,171,671
Construction in progress	168,325	888,569
	13,687,889	12,834,367
Less accumulated depreciation	(7,082,023)	(6,110,353)
Total	$6,605,866	$6,724,014
Depreciation expense for the period from January 1, 2025 to September 30, 2025 was $971,670. Depreciation expense for the year ended December 31, 2024 was $886,561.
6.Accrued Liabilities
Accrued liabilities consisted of the following at September 30, 2025 and December 31 2024:

	September 30, 2025	December 31, 2024
Accrued credit cards	$71,044	$108,363
Accrued payroll	2,753,648	3,278
Accrued sales taxes	10,422	9,105
Accrued bonus	730,132	–
Other accruals	363,491	31,875
Total	$3,928,737	$152,621
7.Stock Based Compensation
The Company grants share-based awards in the form of stock bonuses, which are fully vested upon issuance. Following an award holder's termination, the Company retains the right to repurchase the shares at the lower of the grant-date estimated value or a formula-based value determined at the repurchase date.
During the period from January 1, 2025 to September 30, 2025, the Company did not grant any additional shares of stock based compensation. The total stock-based compensation expense recognized for the period from January 1, 2025 to September 30, 2025 was $6,341,274, which includes the change in fair value of previously granted liability-classified awards from December 31, 2024 to September 30, 2025. During the year ended December 31, 2024, the Company granted 17,675 shares with a total estimated grant-date fair value of $731,922. The total stock-based compensation expense recognized for the year ended December 31, 2024 was $4,866,504, which includes the change in fair value of previously granted liability-classified awards from December 31, 2023 to December 31, 2024.

Innovative Signal Analysis, Inc.
Notes to Financial Statements September 30, 2025 and December 31, 2024

As of September 30, 2025, a total of 637,113 shares subject to liability classification remained outstanding, resulting in a liability recorded of $35,175,009. These awards were measured at fair value at September 30, 2025 based on a subsequent transaction involving these units. As of December 31, 2024, a total of 641,593 shares subject to liability classification remained outstanding, resulting in a liability recorded of $29,019,251. These awards were measured at fair value at December 31, 2024 using a valuation model that incorporates the following assumptions: risk-free interest rate of 4.2%, estimated term of 2.0 years and expected volatility of 40.5%.
8.Debt
On August 16, 2023, the Company entered into a line of credit agreement with a bank for an aggregate borrowing amount of $2,000,000. The line of credit provides short-term working capital on as needed basis and bears interest at the daily adjusting term SOFR rate plus 2.5%, with a floor of 2.5%. Under the line of credit agreement, interest is payable monthly with the principal due at maturity. The line is secured by any items deposited in the bank, any proceeds from the sale of deposited items and any collateral pledged through any separate bank agreements. At September 30, 2025 and December 31, 2024, the Company did not have a balance outstanding on the line of credit. The line of credit is set to mature in November 2026.
9.Commitments and Contingencies
Litigation
The Company is subject to legal proceedings and claims arising in the ordinary course of its business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's financial position, results of operations or cash flows.
Leases
Right-of-use assets represent the Company's right to use an underlying asset for the lease term, while lease liabilities represent the Company's obligation to make lease payments arising from the lease. Right-of-use assets and lease liabilities are recognized at the commencement date of a lease based on the net present value of lease payments over the lease term.
Certain of the Company's leases include options to renew or terminate the lease. The exercise of lease renewal or early termination options is at the Company's sole discretion. The Company regularly evaluates the renewal and early termination options and when they are reasonably certain of exercise, the Company includes such options in the lease term.
In determining the discount rate used to measure the right-of-use assets and lease liabilities, the Company uses the rate implicit in the lease, or if not readily available, the Company uses a risk-free rate based on U.S. Treasury notes or bond rates for a similar term.
Right-of-use assets are assessed for impairment in accordance with the Company's long-lived asset policy. The Company reassesses lease classification and remeasures right-of-use assets and lease liabilities when a lease is modified and that modification is not accounted for as a separate new lease or upon certain other events that require reassessment.
The Company makes significant assumptions and judgments in evaluating its leases. In particular, the Company:
•Evaluates whether a contract contains a lease, by considering factors such as whether the Company obtained substantially all rights to control an identifiable underlying asset and whether the lessor has substantive substitution rights;
•Determines whether contracts contain embedded leases.

Innovative Signal Analysis, Inc.
Notes to Financial Statements September 30, 2025 and December 31, 2024

The Company does not have any material leasing transactions with related parties.
The following table summarizes the lease right-of-use assets and lease liabilities at September 30, 2025 and December 31, 2024:

	September 30, 2025	December 31, 2024
Right-of-use assets:
Operating leases	$9,883,926	$7,045,059
Finance leases	62,610	–
Total right-of-use assets	$9,946,536	$7,045,059
Lease liabilities:
Current operating lease liabilities	$857,081	$602,598
Current finance lease liabilities	53,534	–
Long-term operating lease liabilities	9,368,265	6,683,768
Total lease liabilities	$10,278,880	$7,286,366
Below is a summary of expenses incurred pertaining to leases during the period from January 1, 2025 to September 30, 2025 and year ended December 31, 2024:

	September 30, 2025	December 31, 2024
Finance lease expense:
Amortization of right-of-use assets	$754	$–
Interest on lease liabilities	170	–
Operating lease expense	857,279	881,342
Total lease expense	$858,203	$881,342
The following table presents supplemental information related to leases:

	September 30, 2025	December 31, 2024
Weighted average remaining lease term (in years):
Operating leases	9.57	10.10
Finance leases	0.42	–
Weighted average discount rate:
Operating leases	4.41%	4.05%
Finance leases	3.82%	–%

Innovative Signal Analysis, Inc.
Notes to Financial Statements September 30, 2025 and December 31, 2024

The table below summarizes the Company's scheduled future minimum lease payments for years ending after September 30, 2025:

	Operating Leases	Finance Leases
Years ending September 30:
2026	$1,287,308	$53,900
2027	1,197,649	–
2028	1,193,525	–
2029	1,235,298	–
2030	1,278,533	–
Thereafter	6,464,826	–
Total lease payments	12,657,139	53,900
Less present value discount	(2,431,793)	(366)
Total lease liabilities	10,225,346	53,534
Less current portion	(857,081)	(53,534)
Long-term lease liabilities	$9,368,265	$–
The following table includes supplemental cash flow and noncash information related to the leases for the period from January 1, 2025 to September 30, 2025 and year ended December 31, 2024:

	September 30, 2025	December 31, 2024
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	$488,505	$848,878
Operating cash flows from finance leases	9,830	–
Right-of-use assets obtained in exchange for lease liabilities:
Operating leases	3,427,485	3,013,801
Finance leases	65,634	–
10. 401(k) Plan
The Company sponsors a defined contribution 401(k) plan covering eligible employees. Participants may contribute a portion of their compensation, subject to IRS limits. The Company makes a safe harbor contribution equal to 4% of eligible compensation, which is fully vested when made. The Company made safe harbor contributions to the Plan of $1,063,424 and $1,239,604 for the period from January 1, 2025 to September 30, 2025 and the year ended December 31, 2024, respectively.
11.Income Taxes
The provision for income tax expense in the accompanying statements of operations consists of the following for the period from January 1, 2025 to September 30, 2025 and the year ended December 31, 2024:

	September 30, 2025	December 31, 2024
Current, federal expense	$706,745	$983,514
Current, state expense	92,683	125,512
Deferred, federal expense (benefit)	206,525	(24,678)
Total income tax expense	$1,005,953	$1,084,348

Innovative Signal Analysis, Inc.
Notes to Financial Statements September 30, 2025 and December 31, 2024

The Company's income tax expense differs from the expense calculated at the U.S. federal statutory tax rate of 21.00% for the period from January 1, 2025 to September 30, 2025 is as follows:

	Amount	Rate
Income tax expense	$(387,039)	(21.00)%
State income tax expense	76,895	4.17
Permanent differences	1,324,153	70.65
Other	(8,056)	(0.45)
Effective tax	$1,005,953	53.37%
The Company's income tax expense differs from the expense calculated at the U.S. federal statutory tax rate of 21.00% for the year ended December 31, 2024 is as follows:

	Amount	Rate
Income tax expense	$35,965	21.00%
State income tax expense	98,602	57.84
Permanent differences	958,012	559.38
Other	(8,231)	(4.81)
Effective tax	$1,084,348	633.41%
The tax effects of temporary differences that give rise to significant portions of the deferred taxes at September 30, 2025 and December 31, 2024 are as follows:

	September 30, 2025	December 31, 2024
Deferred tax assets (liabilities)
Intangible assets	$(27,769)	$130,186
263A inventory	726,078	782,512
Accrued expenses	59,361	81,839
Inventory Reserve	164,916	–
Lease liabilities	2,187,713	1,558,917
Property and equipment	(1,254,108)	(1,098,113)
Right-of-use assets	(2,114,665)	(1,507,290)
Deferred tax liability, net	$(258,474)	$(51,949)
12.Subsequent Events
In accordance with FASB ASC 855, Subsequent Events, the Company evaluated events and transactions that occurred after September 30, 2025, the balance sheet date, through April ___, the date the financial statements were available to be issued, and determined there were no such events or transactions which would impact the financial statements as of September 30, 2025, except as follows:
On December 18, 2025, the Company was acquired by a third-party purchaser, Hawkeye 360, Inc. Pursuant to the Agreement and Plan of Merger (the Merger Agreement), Hawkeye 360, Inc. completed the acquisition of the Company through a statutory merger involving Forrestal Merger Sub, Inc. (the Merger Sub), a wholly owned subsidiary of Hawkeye 360, Inc. Under the terms of the merger, Merger Sub was merged with and into the Company. At the effective time of the merger, Merger Sub ceased to exist as a separate entity, and the Company continued as the surviving corporation under Texas law. As a result, the Company became a wholly owned subsidiary of Hawkeye 360, Inc., with the acquisition of 100% equity interest in the Company completed for a fair value consideration of $166.5 million.

                Shares
HawkEye 360, Inc.
Common Stock

PRELIMINARY PROSPECTUS

Goldman Sachs & Co. LLC*	Morgan Stanley*
*(listed in alphabetical order)

RBC Capital Markets	Jefferies	BofA Securities
Baird	Raymond James	William Blair
Co-Manager
Drexel Hamilton
Through and including         (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 13. Other Expenses of Issuance and Distribution.
The following table indicates the expenses to be incurred in connection with the offering described in this registration statement, other than underwriting discounts and commissions, all of which will be paid by us. All amounts are estimated except the Securities and Exchange Commission (the “SEC”) registration fee, the Financial Industry Regulatory Authority, Inc. (the “FINRA”) filing fee and the New York Stock Exchange initial listing fee.

Amount
SEC registration fee	$	*
FINRA filing fee		*
New York Stock Exchange listing fee		*
Accountants’ fees and expenses		*
Legal fees and expenses		*
Transfer agent’s fees and expenses		*
Printing and engraving expenses		*
Miscellaneous		*
Total expenses	$	*
_______________
*To be provided by amendment
Item 14. Indemnification of Directors and Officers.
We are incorporated under the laws of the State of Delaware. Section 102(b)(7) of the Delaware General Corporation Law (the “DGCL”) permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases, redemptions, or other distributions, or (iv) for any transaction from which the director derived an improper personal benefit.
Section 145 of the DGCL provides that a corporation has the power to indemnify a director, officer, employee, or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlements actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he is or is threatened to be made a party by reason of such position, if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.
As permitted by the DGCL, our amended and restated certificate of incorporation and bylaws to be in effect upon the closing of this offering will provide that: (i) we are required to indemnify our directors to the fullest extent permitted by the DGCL; (ii) we may, in our discretion, indemnify our officers, employees, and other agents as set forth in the DGCL; (iii) we are required, upon satisfaction of certain conditions, to advance all expenses incurred by our directors in connection with certain legal proceedings; (iv) the rights conferred in the bylaws are not exclusive; and (v) we are authorized to enter into indemnification agreements with our directors, officers, employees, and agents.
In connection with this offering, we expect to enter into indemnification agreements with each of our directors and executive officers that require us to indemnify them against expenses, judgments, fines, settlements, and other amounts that any such person becomes legally obligated to pay (including with respect to a derivative action) in connection with any proceeding, whether actual or threatened, to which such person may be made a party by reason of the fact that such person is or was a director or officer of us or any of our affiliates, provided such person acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, our best interests. The indemnification agreements will also set forth certain procedures that will apply in the event of a claim for indemnification thereunder. At present, no litigation or proceeding is pending that involves any of our directors or officers regarding which indemnification is sought, nor are we aware of any threatened litigation that may result in claims for indemnification.
We maintain a directors’ and officers’ liability insurance policy. The policy insures directors and officers against unindemnified losses arising from certain wrongful acts in their capacities as directors and officers and reimburses us for those losses for which we have lawfully indemnified the directors and officers. The policy contains various exclusions.
In addition, the underwriting agreement filed as Exhibit 1.1 to this registration statement provides for indemnification by the underwriters of us and our officers and directors for certain liabilities arising under the Securities Act, or otherwise. Our amended and restated investors’ rights agreement with certain investors also provides for cross-indemnification in connection with the registration of our common stock on behalf of such investors.
Item 15. Recent Sales of Unregistered Securities.
The following list sets forth information regarding all unregistered securities sold by us since January 1, 2023 through the date of the prospectus that forms a part of this registration statement.
Issuances of Preferred Stock and Warrants
In July 2023, we issued 5,190,285 shares of Series D-1 Preferred Stock to certain investors at a purchase price of $11.1747 per share for aggregate consideration of $58.0 million.
In September 2023, we issued 894,876 shares of Series D-1 Preferred Stock to certain investors at a purchase price of $11.1747 per share for aggregate consideration of $10.0 million.
In connection with the issuance and sale of our Series D-1 Preferred Stock, we issued to certain investors, warrants to purchase an aggregate of 2,789,106 shares, including (i) warrants to purchase 295,690 shares of our common stock with an exercise price per share equal to $11.1747, and (ii) warrants to purchase 2,493,416 shares of our common stock with an exercise price per share equal to $0.01.
In March 2024, we issued warrants to Silicon Valley Bank to purchase 43,343 shares of our common stock with an exercise price per share equal to $2.31.
In December 2025, in connection with the 2025 Mezzanine Loan and Security Agreement, we issued warrants to Silicon Valley Bank, a division of First-Citizens Bank & Trust Company, and the other lenders party thereto to purchase an aggregate of 173,591 shares of our common stock with an exercise price per share equal to $4.65, subject to adjustments.
In December 2025, we issued and sold an aggregate of 4,242,048 shares of Series E Preferred Stock to certain investors at the Series E Per Share Price for aggregate consideration of $80.0 million.

In January 2026, we issued and sold an aggregate of 756,754 shares of Series E Preferred Stock to certain investors at the Series E Per Share Price for aggregate consideration of $14.3 million.
In February 2026, we issued and sold an aggregate of 185,543 shares of Series E Preferred Stock to certain investors at the Series E Per Share Price for aggregate consideration of $3.5 million.
Issuances Pursuant to our Equity Plans
From January 1, 2023 through the date of this registration statement, we granted options under the 2015 Stock Incentive Plan (the “2015 Plan”) to purchase an aggregate of            shares of common stock, at a weighted-average exercise price of $            per share, to our employees, directors, and consultants. Of these,           shares have been issued upon the exercise of options for aggregate consideration of $          and options for the purchase of            shares of common stock have been forfeited, expired or canceled.
From January 1, 2023 through the date of this registration statement, we granted restricted stock units (“RSUs”) under the 2015 Plan for an aggregate of           shares of our common stock to our employees.
None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering. Unless otherwise specified above, we believe these transactions were exempt from registration under the Securities Act in reliance on Section 4(a)(2) of the Securities Act (and Regulation D or Regulation S promulgated thereunder) or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or under benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed on the share certificates issued in these transactions. All recipients had adequate access, through their relationships with us, to information about us. The sales of these securities were made without any general solicitation or advertising.
Item 16. Exhibits and Financial Statement Schedules.
(a)Exhibits.
The exhibits listed below are filed as part of this registration statement.

Exhibit Number	Description of Exhibit
1.1*	Form of Underwriting Agreement
2.1+#
Agreement and Plan of Merger, by and among HawkEye 360, Inc., Forrestal Merger Sub, Inc., Innovative Signal Analysis, Inc. and the Innovative Signal Analysis, Inc. shareholder representative, dated December 18, 2025

3.1	Amended and Restated Certificate of Incorporation of the Registrant (as amended and currently in effect)
3.2	Bylaws of the Registrant (currently in effect)
3.3	Form of Amended and Restated Certificate of Incorporation of the Registrant (to be effective upon the closing of this offering)
3.4	Form of Amended and Restated Bylaws of the Registrant (to be effective upon the closing of this offering)
4.1	Form of Amended and Restated Investors’ Rights Agreement, by and among the Registrant and certain of its stockholders, dated December 18, 2025
4.2	Form of Bank Warrant
5.1*	Opinion of Cooley LLP

Exhibit Number	Description of Exhibit
10.1^	2015 Equity Incentive Plan, as amended, and Forms of Stock Option Agreement and Notice of Exercise
10.2* ^	2026 Equity Incentive Plan and Forms of Stock Option Grant Notice, Stock Option Agreement, Notice of Exercise, Restricted Stock Unit Grant Notice and Restricted Stock Unit Award Agreement
10.3^	Form of Indemnification Agreement with Executive Officers and Directors
10.4^	Form of Confirmatory Offer Letter, by and between the Company and John Serafini
10.5^	Form of Confirmatory Offer Letter, by and between the Company and Todd Probert
10.6^	Form of Confirmatory Offer Letter by and between the Company and Craig Searle
10.7^	Severance and Change in Control Plan
10.8#	Lease Agreement, by and between the Company and Springpark Place LLC, dated June 12, 2023
10.9#	Amendment No. 1 to Lease Agreement, by and between the Company and Springpark Place LLC, dated September 9, 2024
10.10#	Amendment No. 2 to Lease Agreement, by and between the Company and Springpark Place LLC, dated September 18, 2025
10.11#
Third Amended and Restated Loan and Security Agreement, by and among the Company and HawkEye 360 Federal, Inc., as Borrower, and Silicon Valley Bank, a Division of First-Citizens Bank & Trust Company, dated December 18, 2025

10.12#
Mezzanine Loan and Security Agreement, by and among the Company and HawkEye 360 Federal, Inc., as Borrower, First-Citizens Bank & Trust Company, as Agent, and the lenders party thereto, dated December 18, 2025

10.13^	Non-Employee Director Compensation Policy
21.1	List of Subsidiaries
23.1	Consent of Grant Thornton LLP, independent registered public accounting firm
23.2	Consent of Baker Tilly US, LLP, independent auditors
23.3*	Consent of Cooley LLP (included in Exhibit 5.1)
24.1	Power of Attorney (included on the signature page to this registration statement)
99.1	Consent of Renaissance Strategic Advisors
107	Filing Fee Table
______________
*To be filed by amendment.
^    Indicates management contract or compensatory plan.
+Portions of this exhibit (indicated by asterisks) have been redacted in compliance with Regulation S-K Item 601(b)(2)(ii) because the Registrant has determined that the information is both not material and is the type that the Registrant treats as private or confidential.
#Certain schedules and exhibits to this exhibit have been omitted pursuant to Item 601(a)(5) of Regulation S-K. A copy of any omitted schedule and/or exhibit will be furnished to the SEC upon request.
(b)Financial Statement Schedules.
Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.
Item 17. Undertakings.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
The undersigned Registrant hereby undertakes that:
(1)For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.
(2)For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Herndon, Commonwealth of Virginia, on this 10th day of April, 2026.

HAWKEYE 360, INC.

By:	/s/ John Serafini
John Serafini
President and Chief Executive Officer

POWER OF ATTORNEY
KNOW ALL BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints John Serafini and Craig Searle, and each of them, as his or her true and lawful agents, proxies, and attorneys-in-fact, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to (i) act on, sign and file with the Securities and Exchange Commission any and all amendments (including post-effective amendments) to this registration statement together with all schedules and exhibits thereto and any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, together with all schedules and exhibits thereto, (ii) act on, sign and file such certificates, instruments, agreements and other documents as may be necessary or appropriate in connection therewith, (iii) act on and file any supplement to any prospectus included in this registration statement or any such amendment or any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and (iv) take any and all actions which may be necessary or appropriate to be done, as fully for all intents and purposes as he might or could do in person, hereby approving, ratifying and confirming all that such agent, proxy and attorney-in-fact or any of his substitutes may lawfully do or cause to be done by virtue thereof.
Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ John Serafini	President, Chief Executive Officer and Director (Principal Executive Officer)	April 10, 2026
John Serafini

/s/ Craig Searle	Chief Financial Officer (Principal Financial and Accounting Officer)	April 10, 2026
Craig Searle

/s/ Mark Spoto	Chairman of the Board	April 10, 2026
Mark Spoto

/s/ David G. DeWalt	Director	April 10, 2026
David G. DeWalt

/s/ Francis A. Finelli	Director	April 10, 2026
Francis A. Finelli
/s/ Arthur Money	Director	April 10, 2026
Arthur Money

/s/ Jonathan Shames	Director	April 10, 2026
Jonathan Shames

/s/ James Winnefeld	Director	April 10, 2026
James “Sandy” Winnefeld